As filed with the Securities and Exchange Commission on April 2, 2014

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Lumena Pharmaceuticals, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	2834	27-4644068
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

12531 High Bluff Drive, Suite 110

San Diego, California 92130

(858) 461-0694

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Michael Grey

President and Chief Executive Officer

Lumena Pharmaceuticals, Inc.

12531 High Bluff Drive, Suite 110

San Diego, California 92130

(858) 461-0694

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Jason L. Kent, Esq. Cooley LLP 4401 Eastgate Mall San Diego, California 92121 (858) 550-6000	Cheston J. Larson, Esq. Matthew T. Bush, Esq. Latham & Watkins LLP 12670 High Bluff Drive San Diego, California 92130 (858) 523-5400

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee(1)
Common Stock, $0.001 par value per share	$75,000,000	$9,660

(1)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act. Includes the offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 2, 2014

PRELIMINARY PROSPECTUS

             Shares

Common Stock

$         per share

This is the initial public offering of our common stock. We are selling              shares of common stock in this offering. We currently expect the initial public offering price of our common stock to be between $         and $         per share.

We have granted the underwriters an option to purchase up to              additional shares of common stock to cover over-allotments.

We have applied to list our common stock on the NASDAQ Global Market under the symbol “LIVR.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 11.

We are an emerging growth company as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount(1)	$	$
Proceeds to Lumena Pharmaceuticals, Inc. (before expenses)	$	$

(1)	We refer you to “Underwriting,” beginning on page 155, for additional information regarding underwriter compensation.

Entities affiliated with certain of our existing stockholders and directors have indicated an interest in purchasing up to an aggregate of approximately $         million in shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, less or no shares to any of these potential investors and any of these potential investors could determine to purchase more, less or no shares in this offering.

The underwriters expect to deliver the shares of common stock to purchasers on or about                     , 2014 through the book-entry facilities of The Depository Trust Company.

Citigroup	Cowen and Company	Leerink Partners

                    , 2014

We are responsible for the information contained in this prospectus. We have not authorized anyone to provide you with different information, and we take no responsibility for any other information others may give you. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

PROSPECTUS SUMMARY

This summary highlights information contained in other parts of this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in shares of our common stock and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. You should read the entire prospectus carefully, especially “Risk Factors” and our consolidated financial statements and the related notes, before deciding to buy shares of our common stock. Unless the context requires otherwise, references in this prospectus to “Lumena,” “we,” “us” and “our” refer to Lumena Pharmaceuticals, Inc.

Overview

We are a biopharmaceutical company focused on the development and commercialization of novel products for rare cholestatic liver diseases and serious metabolic disorders, such as nonalcoholic steatohepatitis, or NASH, where there is a high unmet medical need. We are developing two clinical-stage product candidates, LUM001 and LUM002, that inhibit the apical sodium-dependent bile acid transporter, or ASBT, which is primarily responsible for recycling bile acids from the intestine to the liver. Our product candidates have the potential to treat orphan and more prevalent liver diseases for which there currently are limited therapeutic options. Preclinical and clinical data suggest that blocking bile acid transport and reducing bile acid reabsorption with ASBT inhibitors, such as LUM001 and LUM002, has the potential to slow disease progression, improve liver function and enhance the quality of life for patients suffering from cholestatic liver diseases and NASH.

Our Product Pipeline

We have seven ongoing or planned Phase 2 clinical trials of LUM001, four of which are in Alagille syndrome, or ALGS, and one planned Phase 2 clinical trial of LUM002. The following chart depicts key information regarding our product candidates, their indications, and their current stages of development:

The Role of Bile Acids and ASBT

Bile acids facilitate the absorption of dietary cholesterol, fat and fat-soluble vitamins and are increasingly being recognized as signaling molecules that regulate metabolic processes. Bile acids are synthesized in the liver and stored in the gall bladder. They are released into the gastrointestinal, or GI, tract, typically in response to the ingestion of food. ASBT is present in the distal, or lower, portion of the small intestine where it mediates the uptake of bile acids across the intestinal cell membrane. ASBT, together with other transporters and proteins, recycles bile acids from the GI tract back to the liver via the portal vein. When bile and cholesterol equilibrium, or homeostasis, is disrupted, bile acids can accumulate in the liver and are associated with significant liver damage and pruritus, or itching. Inhibiting ASBT results in more bile acids being excreted in the feces and reduced bile acids returning to the liver. Bile acids are also potent signaling agents which can bind to specific receptors in the colon and stimulate the release of proteins involved in metabolic control. ASBT inhibition has been shown to reduce cholesterol levels and improve metabolic parameters, including insulin resistance and blood glucose levels, and could therefore be effective in addressing NASH.

LUM001—An ASBT inhibitor in development for the treatment of cholestatic liver diseases

Our lead product candidate, LUM001, is a novel, once-daily, orally-administered, potent and selective ASBT inhibitor, which reduces bile acid intestinal absorption leading to an increase in bile acid excretion and lower levels of bile acids in the liver and systemic circulation. LUM001 is currently in Phase 2 clinical development in children for the treatment of orphan cholestatic liver diseases including ALGS and progressive familial intrahepatic cholestasis, or PFIC. Based on consultation with regulatory authorities, we expect to file for regulatory approval for LUM001 in ALGS and PFIC utilizing the results from our planned and ongoing pediatric Phase 2 trials. LUM001 is also in Phase 2 clinical development in adults for the treatment of primary biliary cirrhosis, or PBC, and primary sclerosing cholangitis, or PSC. Pending successful completion of our Phase 2 clinical trials and input from regulatory authorities, we plan to initiate a Phase 3 development program in these indications to support regulatory approval. We have developed a proprietary liquid formulation of LUM001 for children and a tablet formulation of LUM001 for adults.

Cholestatic liver diseases, including ALGS, PFIC, PBC and PSC, are characterized by elevated bile acids and pruritus, which is generally the most debilitating symptom afflicting children and adults with these diseases. Surgical intervention, which lowers bile acid levels, has been shown to relieve pruritus symptoms and slow disease progression in these patients, but is associated with significant complications. By reducing serum bile acids, LUM001 may offer a novel therapeutic approach to alleviate the pruritus and progressive liver damage associated with cholestatic liver diseases.

There are no approved therapies for the treatment of patients with ALGS, PFIC or PSC in the United States. Cholestyramine (Questran®) is only modestly effective at lowering bile acid levels and slowing progressive liver disease because patients generally cannot tolerate a high enough dosage to realize the full therapeutic benefit. Ursodeoxycholic acid (ursodiol), or UDCA, is approved for the treatment of PBC, but only 20-30% of patients with PBC fully respond to treatment with UDCA, and the rest eventually develop cirrhosis and liver failure. In children with ALGS and PFIC, in particular, invasive partial external biliary diversion surgery, or PEBD surgery, is often used to lower circulating bile acid concentrations. Such surgical procedures are associated with significant complications. We believe that there is a significant unmet medical need for a safe, effective and non-invasive treatment alternative for patients with cholestatic liver disease.

Based on published industry data, we estimate the prevalence of these orphan cholestatic liver diseases in the table below, as well as the initial addressable market for LUM001, which consists of patients with moderate to severe pruritus who have not undergone PEBD surgery or a liver transplant:

Prevalence of Orphan Cholestatic Liver Diseases

	United States			European Union
	Prevalence Rate	Prevalence	Initial Addressable Market	Prevalence Rate	Prevalence	Initial Addressable Market
ALGS	3/100,000	9,500	2,850	3/100,000	15,000	4,500
PFIC	1/100,000	3,000	900	2/100,000	10,000	3,000
PBC	40/100,000	125,000	20,000	30/100,000	150,000	24,000
PSC	14/100,000	45,000	9,000	3/100,000	15,000	3,000

LUM001 was designed to be minimally absorbed into the systemic circulation, thereby minimizing potential safety concerns. It has been extensively studied through administration to more than 1,400 human subjects in 12 completed clinical trials evaluating the product candidate as a treatment for elevated cholesterol levels. Our product candidate demonstrated a favorable safety profile and an ability to reduce serum bile acid levels in clinical trials to date. We are currently conducting or expect to initiate seven Phase 2 clinical trials of LUM001 in North America and Europe. We expect to obtain data from several of these trials over the course of the next year, beginning with Phase 2 results in ALGS by the second half of 2014, followed by Phase 2 results in PFIC and PBC by late 2014 or early 2015. LUM001 has been granted orphan drug designation for ALGS, PFIC, PBC and PSC in the United States and the European Union, providing the opportunity to receive 7 years of market exclusivity in the United States and 10 years of market exclusivity in the European Union, which can be extended to 12 years in the European Union if trials are conducted in accordance with an agreed-upon pediatric investigational plan.

LUM002—An ASBT inhibitor in development for the treatment of NASH

Our second product candidate, LUM002, is a novel, once-daily, orally-administered, highly potent and selective ASBT inhibitor in development for the treatment of NASH, a condition characterized by fat deposits in the liver, leading to inflammation and significant fibrosis. While the underlying cause of liver injury in NASH is not known, it is strongly associated with obesity, type 2 diabetes, high cholesterol and triglycerides and other metabolic disorders. By blocking bile acid reabsorption, we expect LUM002 to reduce hepatic cholesterol levels and increase colonic bile acid concentrations. Elevated colonic bile acids signal through receptors on cells in the distal portion of the large intestine. This signaling stimulates the secretion of proteins that regulate insulin release from the pancreas and glucose metabolism. We believe that therapeutic strategies aimed at modulating insulin resistance and normalizing lipoprotein metabolism have significant potential to benefit patients with NASH. LUM002 has been evaluated in two completed Phase 1 clinical trials in healthy volunteers and metabolic disease patients, and we plan to initiate a Phase 2 clinical trial in NASH patients in the second half of 2014.

NASH represents a substantial unmet medical need. According to the National Digestive Diseases Information Clearinghouse, 2-5% of Americans, or 6 million to 16 million individuals, suffer from this disease, of which an estimated 600,000 have been identified as having severe liver disease, which we view as the initial addressable market for LUM002. In Western countries as a whole, industry sources estimate that NASH affects 2-3% of the general population, equating to an additional 10 million to 15 million individuals in Europe. NASH is becoming more common, largely believed to be related to the widespread increase in obesity. From 1980 to 2010, the rate of obesity in the United States alone has more than doubled in adults and more than tripled in children and is expected to increase by an additional 33% over the next two decades. Globally, the rate of obesity has also nearly doubled since 1980 and is expected to double again by 2030 if nothing is done to reverse the epidemic. NASH is one of the main causes of liver cirrhosis, behind hepatitis C and alcoholic liver disease, and is the fastest growing cause of liver transplantation in the United States. Despite the rapidly increasing incidence of NASH, there are no therapies currently approved for the treatment of this common liver disorder.

Based on the favorable clinical profiles of LUM001 and LUM002, we believe we are well positioned to significantly change the treatment paradigm for orphan cholestatic liver diseases as well as NASH. Each of these product candidates represents a highly attractive commercial opportunity. We intend to establish commercialization and marketing capabilities in North America for LUM001 and pursue strategic partnerships in other territories. We intend to seek strategic partnerships to accelerate the broader clinical development and commercialization of LUM002 in NASH and other metabolic diseases. We have exclusive worldwide rights to both of our product candidates.

Our Strategy

Our goal is to be a leader in the treatment of rare cholestatic liver diseases and serious metabolic disorders of the liver where there is a high unmet medical need. The key components of our strategy include:

•

Pursue rapid development and regulatory approval for our lead product candidate, LUM001, in ALGS and PFIC in children.    We expect to complete our ongoing and planned Phase 2 clinical trials in ALGS to support the filing of a new drug application, or NDA, with the U.S. Food and Drug Administration, or FDA, and a marketing authorization application, or MAA, with the European Medicines Agency, or EMA. We plan to submit data to support an additional indication for the treatment of PFIC either at the time of these filings or to submit supplemental filings following approval, if any, of LUM001 for ALGS.

•

Develop and seek regulatory approval for LUM001 in PBC and PSC in adults.    Pending successful completion of our Phase 2 clinical trials and input from regulatory authorities, we plan to initiate a Phase 3 development program of LUM001 in PBC and PSC to support NDA and MAA filings.

•

Advance the development and commercialization of LUM002 through a combination of internal development and strategic partnerships.    We plan to initiate a Phase 2 clinical trial of LUM002 in NASH in the second half of 2014. We intend to seek strategic partnerships to accelerate the broader clinical development and commercialization of LUM002 in NASH and other metabolic diseases.

•

Establish commercialization and marketing capabilities in North America for LUM001 and pursue strategic partnerships in other territories.    We plan to build the capabilities to effectively commercialize and market LUM001 in North America if approved by the FDA. We believe that this commercial organization can be modest in size and targeted to the relatively small number of specialists in the United States who treat patients with cholestatic liver disease. We intend to pursue strategic partnerships for additional clinical development, if required, and the commercialization of LUM001 in markets outside of North America.

•

Maximize the therapeutic potential of LUM001 in additional liver diseases.    Beyond our initial focus in ALGS and PFIC in children and PBC and PSC in adults, we plan to develop LUM001 in other orphan cholestatic liver diseases such as biliary atresia, intrahepatic cholestasis of pregnancy, benign recurrent intrahepatic cholestasis and drug-induced cholestasis.

Risks Associated With Our Business

Our business is subject to numerous risks, as more fully described in the section entitled “Risk Factors” immediately following this prospectus summary. You should read these risks before you invest in our common stock. We may be unable, for many reasons, including those that are beyond our control, to implement our business strategy. In particular, risks associated with our business include:

•

We have a limited operating history, and we have incurred net losses in every year since our inception, including an accumulated deficit of $24.6 million as of December 31, 2013, and we anticipate that we will continue to incur net losses in the foreseeable future.

•

Our business is dependent on the success of our lead product candidate, LUM001, and our second product candidate, LUM002, each of which may require significant additional clinical testing before we can seek regulatory approval and potentially launch commercial sales. For example, LUM001 has been studied in 12 completed clinical trials in healthy volunteers and patients with hypercholesterolemia rather than patients with ALGS, PFIC, PBC or PSC, and LUM002 has been studied in two completed Phase 1 clinical trials in healthy volunteers and patients with type 2 diabetes, a form of metabolic disease, not patients suffering from NASH. The results of these completed clinical trials of LUM001 and LUM002 may not be indicative of results of our Phase 2 clinical trials of LUM001 in patients with ALGS, PFIC, PBC, and PSC or of LUM002 in patients with NASH.

•	If the market opportunities for LUM001 and LUM002 are smaller than we believe they are, our future revenue may be adversely affected, and our business may suffer.

•

The regulatory approval process is lengthy and time-consuming, and if we experience significant delays in the clinical development and regulatory approval of LUM001 or LUM002, or we are unable to obtain regulatory approval of LUM001 or LUM002, our business will be substantially harmed.

•	If we fail to obtain additional financing, we may be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

•	If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

•

Even though we have obtained orphan drug designation for LUM001 in ALGS, PFIC, PBC, and PSC, we may not be able to obtain or maintain the benefits associated with orphan drug status, including market exclusivity.

•	We depend on intellectual property licensed from third parties and termination of any of these licenses could result in the loss of significant rights, which would harm our business.

•

We rely on third parties to conduct our clinical trials and nonclinical studies and to manufacture clinical drug supplies. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates.

•

Even if we obtain regulatory approval for our product candidates, the products may not gain favorable reimbursement or market acceptance among physicians, patients, tertiary care centers, transplant centers and others in the medical community.

•	If our efforts to protect the proprietary nature of the intellectual property related to our product candidates are not adequate, we may not be able to compete effectively in our market.

•	We are highly dependent on our key personnel, and if we are not successful in attracting and retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

Corporate Information

We were incorporated in Delaware in January 2011. Our principal executive offices are located at 12531 High Bluff Drive, Suite 110, San Diego, California 92130, and our telephone number is (858) 461-0694. Our corporate website address is www.lumenapharma.com. Information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

We have obtained a registered trademark for Lumena Pharmaceuticals® in the United States and the European Union. This prospectus contains references to our trademarks and to trademarks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork and other visual displays, may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or JOBS Act, enacted in April 2012. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•

being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended;

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may use these provisions until the last day of our fiscal year following the fifth anniversary of the closing of this offering. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.0 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. We have irrevocably elected not to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

The Offering

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Over-allotment option	We have granted to the underwriters the option, exercisable for 30 days from the date of this prospectus, to purchase up to additional shares of common stock.

Use of proceeds	We estimate that we will receive net proceeds of approximately $ million (or approximately $ million if the underwriters exercise their over-allotment option in full) from the sale of the shares of common stock offered by us in this offering, based on an assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to fund development of LUM001 and LUM002 and for working capital purposes, including general operating expenses and pre-commercialization activities. See “Use of Proceeds.”

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of certain of the factors to consider carefully before deciding to invest in any shares of our common stock.

Proposed NASDAQ Global Market symbol	“LIVR”

Entities affiliated with certain of our existing stockholders and directors have indicated an interest in purchasing up to an aggregate of approximately $             million in shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, less or no shares to any of these potential investors and any of these potential investors could determine to purchase more, less or no shares in this offering.

The number of shares of our common stock to be outstanding after this offering is based on 66,567,343 shares of common stock outstanding as of April 1, 2014, and excludes:

•	8,017,068 shares of common stock issuable upon the exercise of outstanding stock options as of April 1, 2014, at a weighted-average exercise price of $0.48 per share;

•

10,000 shares of common stock issuable upon the exercise of an outstanding warrant as of April 1, 2014, at an exercise price of $0.11 per share, which outstanding warrant will be automatically cancelled upon the closing of this offering if not previously exercised;

•

             shares of common stock reserved for future issuance under our 2014 employee stock purchase plan, or the ESPP, which will become effective upon the execution and delivery of the underwriting agreement for this offering; and

•

             shares of common stock reserved for future issuance under our 2014 equity incentive plan, or the 2014 plan, plus 866,600 shares of common stock reserved for future issuance under our 2012 equity incentive plan, or the 2012 plan, as of April 1, 2014, which shares will be added to the shares reserved under the 2014 plan upon its effectiveness, which will occur upon the execution and delivery of the underwriting agreement for this offering.

Unless otherwise indicated, all information contained in this prospectus assumes:

•

the conversion of all our outstanding preferred stock as of April 1, 2014 into an aggregate of 65,362,011 shares of common stock, which will occur automatically in connection with the closing of this offering;

•	no exercise by the underwriters of their option to purchase up to an additional shares of our common stock to cover over-allotments;

•	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws immediately prior to the closing of this offering; and

•	a 1-for- reverse stock split of our common stock to be effected prior to the closing of this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated financial data should be read together with our consolidated financial statements and related notes, “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. We derived the summary consolidated statement of operations data for the years ended December 31, 2012 and 2013, and for the period from January 24, 2011 (inception) to December 31, 2013 and the summary consolidated balance sheet data as of December 31, 2013 from our audited consolidated financial statements and related notes appearing elsewhere in this prospectus.

			Period from January 24, 2011 (Inception) to December 31, 2013

	Year Ended December 31,
	2012	2013
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Operating expenses:
Research and development	$6,684	$13,083	$20,094
General and administrative	1,228	1,968	3,710

Total operating expenses	7,912	15,051	23,804

Loss from operations	(7,912)	(15,051)	(23,804)
Other income (expense):
Interest income	3	—	3
Interest expense	(642)	—	(797)

Net loss	$(8,551)	$(15,051)	$(24,598)

Net loss per share, basic and diluted(1)	$(17.01)	$(14.23)

Weighted average shares outstanding, basic and diluted(1)	502,765	1,057,429

Pro forma net loss per share, basic and diluted (unaudited)(1)		$(0.59)

Shares used to compute pro forma net loss per share, basic and diluted (unaudited)(1)		25,517,313

(1)	See Note 1 to our consolidated financial statements appearing elsewhere in this prospectus for an explanation of the method used to calculate the historical and pro forma, basic and diluted net loss per share and the number of shares used in the computation of the per share amounts.

	As of December 31, 2013
	Actual	Pro Forma(1)	Pro Forma as Adjusted(2)(3)
	(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$13,884	$59,384
Working capital	10,986	56,486
Total assets	14,263	59,763
Convertible preferred stock	35,450	—
Deficit accumulated during the development stage	(24,598)	(24,598)
Total stockholders’ equity (deficit)	(24,359)	56,591

(1)	Pro forma amounts reflect (1) the sale and issuance of 29,727,063 shares of our Series B preferred stock in March 2014 and (2) the conversion of all our outstanding shares of convertible preferred stock as of December 31, 2013 and our Series B preferred stock issued in March 2014 into an aggregate of 65,362,011 shares of our common stock automatically in connection with the closing of this offering.

(2)	Pro forma as adjusted amounts reflect the pro forma conversion adjustments described in footnote (1) above, as well as the sale of shares of our common stock in this offering at an assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)	A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) each of cash and cash equivalents, working capital, total assets and total stockholders’ equity (deficit) by $ million, assuming the number of shares offered by us as stated on the cover page of this prospectus remains unchanged and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a one million share increase (decrease) in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, working capital, total assets and total stockholders’ equity (deficit) equity by $ million, assuming the assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus) remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding whether to invest in our common stock. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and growth prospects. In such an event, the market price of our common stock could decline and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.

Risks Related to Our Business and Industry

We have a limited operating history, and we have incurred net losses in every year since our inception and anticipate that we will continue to incur net losses in the foreseeable future.

We are a clinical-stage biopharmaceutical company with a limited operating history. Our operations began in 2011 and we have only a limited operating history upon which you can evaluate our business and prospects. Our operations to date have been limited to conducting research and development activities for our lead product candidate, LUM001, and our second product candidate, LUM002. In addition, as an early stage company, we have limited experience and have not yet demonstrated an ability to overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the pharmaceutical area. We have not yet demonstrated an ability to obtain regulatory approval for, or to commercialize, a product candidate. Consequently, any predictions about our future performance may not be as accurate as they would be if we had a history of successfully developing and commercializing pharmaceutical products.

Investment in biopharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential product candidate will fail to demonstrate adequate effectiveness in the targeted indication or an acceptable safety profile, gain regulatory approval and become commercially viable. We have no products approved for commercial sale and have not generated any revenue to date, and we continue to incur significant research and development and other expenses related to our ongoing operations. As a result, we are not profitable and have incurred losses in each period since our inception in January 2011. For the years ended December 31, 2012 and 2013, we reported a net loss of $8.6 million and $15.1 million, respectively. As of December 31, 2013, we had a deficit accumulated during the development stage of $24.6 million.

We expect to continue to incur significant losses for the foreseeable future, and we expect these losses to increase as we continue our research and development of, and seek regulatory approvals for, our product candidates. We may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. The size of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenues. Our prior losses and expected future losses have had and will continue to have an adverse effect on our stockholders’ equity and working capital. Because of the numerous risks and uncertainties associated with drug development, we are unable to accurately predict the timing or amount of increased expenses, or when, if at all, we will be able to achieve profitability.

Our business is dependent on the success of LUM001 and LUM002, each of which may require significant additional clinical testing before we can seek regulatory approval and potentially launch commercial sales.

Our business and future success depends on our ability to obtain regulatory approval for, and then successfully commercialize, LUM001, which is currently in clinical development for the treatment of rare cholestatic liver diseases, and LUM002, which is currently in clinical development for the treatment of NASH. We currently generate no revenues from sales of any drugs, and we may never be able to develop a marketable drug. Our product candidates will require additional clinical and nonclinical development, regulatory review and approval in multiple jurisdictions, substantial investment, access to sufficient manufacturing capacity and significant marketing efforts before we can generate any revenues from product sales. For example, LUM001 has been studied in 12 completed clinical trials in healthy volunteers and patients with hypercholesterolemia rather than patients with ALGS, PFIC, PBC or PSC, and LUM002 has been studied in two completed Phase 1 clinical trials in healthy volunteers and patients with type 2 diabetes, not patients suffering from NASH. The results of these completed clinical trials of LUM001 and LUM002 may not be indicative of results of our Phase 2 clinical trials of LUM001 in patients with ALGS, PFIC, PBC, and PSC or of LUM002 in patients with NASH. We are not permitted to market or promote either LUM001 or LUM002 before we receive regulatory approval from the FDA or comparable foreign regulatory authorities, and we may never receive such regulatory approvals.

Since the beginning of the third quarter of 2013, we have initiated two Phase 2 clinical trials and one Phase 2 extension trial of LUM001 in children with ALGS. We also plan to initiate another Phase 2 clinical trial of LUM001 in children with ALGS. We will seek further discussions with the FDA and EMA to determine if our Phase 2 clinical trials in ALGS may be used to support the filing of an NDA in the United States and an MAA in the European Union. Subject to the outcome of these discussions, we expect to rely on the results of our ongoing and planned Phase 2 clinical trials in ALGS to support an NDA filing and an MAA filing. We cannot guarantee that the FDA and EMA will agree that any of our Phase 2 clinical trials will qualify as registrational trials or that the FDA and EMA will not require additional nonclinical studies or Phase 3 clinical trials for commercial approval. We also plan to submit data from a single Phase 2 clinical trial in children with PFIC, which we initiated in the first quarter of 2014, to support approval for LUM001 in this indication either at the time of our NDA and MAA filings for ALGS or as supplemental filings following any approval for LUM001 in ALGS, which may not be approved by the FDA or EMA.

In addition, we initiated Phase 2 clinical trials of LUM001 in patients with PBC and PSC in the third quarter of 2013 and the first quarter of 2014, respectively. We will need to conduct one or more Phase 3 clinical trials in these indications in order to obtain data to support NDA and MAA filings. In the case of LUM002, we have completed a Phase 1 clinical trial in healthy volunteers and metabolic disease patients, and we plan to initiate a Phase 2 clinical trial in NASH patients in the second half of 2014. We expect that we will need to conduct a longer-term Phase 2 clinical trial prior to the initiation of a pivotal Phase 3 program to obtain data to support submission of an NDA filing for LUM002. Furthermore, the FDA has not yet indicated what will be acceptable endpoints for a Phase 3 clinical trial for the treatment of NASH. If the endpoints approved by the FDA for Phase 3 clinical trials in this indication differ from the endpoints of our planned clinical trials, we may need to conduct additional trials of LUM002 in order to support submission of an NDA filing.

There is no guarantee that any of our clinical trials will be successful or will be completed on time or at all, and the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials. Even if such regulatory authorities agree with the design and implementation of our clinical trials, we cannot guarantee that such regulatory authorities will not change their requirements in the future. In addition, even if the trials are successfully completed, we cannot guarantee that the FDA or foreign regulatory authorities will interpret the results as we do, and more trials could be required before we submit LUM001 or LUM002 for approval. To the extent that the results of our clinical trials are not satisfactory to the FDA or foreign regulatory authorities for support of a marketing application, approval for LUM001 or LUM002 may be significantly delayed, or we may be required to expend significant additional resources, which may not be available to us, to conduct additional trials in support of potential approval for LUM001 and LUM002.

Our clinical trials may fail to adequately demonstrate the safety and efficacy of our product candidates, which could prevent or delay regulatory approval and commercialization.

Before obtaining regulatory approvals for the commercial sale of a product candidate, we must demonstrate through lengthy, complex and expensive preclinical testing and clinical trials that a product candidate is both safe and effective for use in each target indication. Clinical trials often fail to demonstrate safety and efficacy of the product candidate studied for the target indication. Most product candidates that commence clinical trials are never approved by regulatory authorities for commercialization. In the case of LUM001, we are seeking to develop treatments for rare cholestatic liver diseases for which there is limited clinical experience, and, in some cases our clinical trials use novel end points and measurement methodologies, which add a layer of complexity to our clinical trials and may delay or prevent regulatory approval. Certain of our clinical trials designate a reduction in pruritus as an endpoint. For example, our Phase 2 clinical trial in the United States and Canada for patients with ALGS, which we refer to as ITCH and which was initiated in the first quarter of 2014, evaluates change from baseline in pruritus as assessed using caregiver and patient reported outcome instruments administered every morning and evening to capture the worst itch experienced over the previous 12 hours. Because the measure of pruritus relies on subjective patient feedback, it is inherently difficult to evaluate. It can be influenced by factors outside of our control, and can vary widely from day to day for a particular patient, and from patient to patient and site to site within a clinical trial. The placebo effect may also have a significant impact on pruritus trials. In addition, we are still in the process of validating the caregiver and patient reported outcome instruments being used in our current Phase 2 clinical trials. It is possible that the FDA will not accept the validation of these instruments or that they will require changes in the instruments, making additional clinical trials necessary.

Clinical drug development involves a lengthy and expensive process with uncertain outcomes, and results of earlier studies and trials may not be predictive of future trial results.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of preclinical studies and early clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and initial clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or safety profiles, notwithstanding promising results in earlier trials.

LUM001 has been previously evaluated as a treatment for elevated cholesterol levels in a clinical development program in which over 1,400 human subjects received LUM001 in a total of 12 completed clinical trials. These trials included healthy volunteers and patients with hypercholesterolemia, rather than patients with ALGS, PFIC, PBC or PSC. Although we believe LUM001 may have a beneficial effect in patients with cholestatic liver disease, we are now seeking to evaluate LUM001 in targeted indications within cholestatic liver disease, including the safety and efficacy of LUM001 as treatment for patients with ALGS, PFIC, PBC and PSC, for which it has not previously been evaluated. There can be no assurance that the bile acid-lowering effects of LUM001 seen in healthy volunteers and patients with hypercholesterolemia in our previous clinical trials will be replicated in patients with cholestatic liver diseases in our ongoing and planned clinical trials. In addition to the Phase 1 clinical trial in healthy volunteers and metabolic disease patients that we recently completed, LUM002 has previously only been evaluated in a single three-part Phase 1 clinical trial in healthy volunteers, and we have not yet commenced our planned randomized, double-blind, placebo-controlled Phase 2 clinical trial of LUM002 in NASH patients. We cannot be certain that any of our planned clinical trials will be successful, and any safety concerns observed in any one of our clinical trials in our targeted indications could limit the prospects for regulatory approval of our product candidates in other indications.

If the market opportunities for LUM001 and LUM002 are smaller than we believe they are, our future revenue may be adversely affected, and our business may suffer.

If the size of the market opportunities in each of our target indications is smaller than we anticipate, we may not be able to achieve profitability and growth. We focus our research and development of LUM001 on treatments for rare cholestatic liver diseases with relatively small patient populations, and we will initially target a subset of these patient populations consisting of patients with moderate to severe pruritus who have not undergone PEBD surgery or a liver transplant. Given the small number of patients who have the diseases that we are targeting with LUM001, it is critical to our ability to grow and become profitable that we continue to successfully identify patients with these rare cholestatic liver diseases. While we are targeting LUM002 for the treatment of NASH, a disease with a much larger prevalence as compared to the target populations for LUM001, our projections of both the number of people who have NASH or our target cholestatic liver diseases, as well as the subset of people with these diseases who have the potential to benefit from treatment with our product candidates, are based on our beliefs and estimates. These estimates have been derived from a variety of sources, including the scientific literature, surveys of clinics, patient foundations, and market research, and may prove to be incorrect. Further, new studies may change the estimated incidence or prevalence of these diseases. The number of patients may turn out to be lower than expected. The effort to identify patients with diseases we seek to treat is in early stages, and we cannot accurately predict the number of patients for whom treatment might be possible. For example, NASH is often undiagnosed and if improved diagnostic techniques for identifying NASH patients who will benefit from treatment are not developed, our market opportunity may be smaller than we currently anticipate. Additionally, the potentially addressable patient population for each of our product candidates may be limited or may not be amenable to treatment with our product candidates, and new patients may become increasingly difficult to identify or gain access to, which would adversely affect our results of operations and our business. Further, even if we obtain significant market share for our product candidates, because the potential target populations are very small, we may never achieve profitability despite obtaining such significant market share.

If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

Patient enrollment, a significant factor in the timing of clinical trials, is affected by many factors including the size and nature of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, the design of the clinical trial, competing clinical trials and clinicians’ and patients’ perceptions as to the potential advantages of the product candidate being studied in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating. Each indication for which we plan to evaluate LUM001 is a rare cholestatic liver disease with limited patient populations from which to draw participants in clinical trials. We will be required to identify and enroll a sufficient number of patients with the disease under investigation for each of our ongoing and planned clinical trials of LUM001. Potential patients for LUM001 may not be adequately diagnosed or identified with the diseases which we are targeting or may not meet the entry criteria for our studies. We also may encounter difficulties in identifying and enrolling NASH patients with a stage of disease appropriate for our planned clinical trials. We may not be able to initiate or continue clinical trials if we are unable to locate a sufficient number of eligible patients to participate in the clinical trials required by the FDA or other foreign regulatory agencies. In addition, the process of finding and diagnosing patients may prove costly. We have initiated or expect to initiate five clinical trials in pediatric cholestatic liver disease, two clinical trials in adult cholestatic liver disease and one planned clinical trial in NASH. Our inability to enroll a sufficient number of patients for any of our current or future clinical trials would result in significant delays or may require us to abandon one or more clinical trials altogether.

We believe we have appropriately accounted for the above factors in our trials when determining expected clinical trial timelines, but we cannot assure you that our assumptions are correct, or that we will not experience delays in enrollment, which would result in the delay of completion of such trials beyond our expected timelines.

The FDA regulatory approval process is lengthy and time-consuming, and we may experience significant delays in the clinical development and regulatory approval for our product candidates.

We have not previously submitted an NDA to the FDA, or similar drug approval filings to comparable foreign authorities. An NDA must include extensive preclinical and clinical data and supporting information to establish the product candidate’s safety and effectiveness for each desired indication. The NDA must also include significant information regarding the chemistry, manufacturing and controls for the product. Obtaining approval of an NDA is a lengthy, expensive and uncertain process, and may not be obtained.

We may also experience delays in enrolling and completing the initiated clinical trials or any future trials for a variety of reasons, including delays related to:

•	the availability of financial resources for us to commence and complete our planned trials;

•	obtaining regulatory approval to commence a trial;

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reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	obtaining Institutional Review Board, or IRB, approval at each clinical trial site;

•	recruiting suitable patients to participate in a trial;

•	having patients complete a trial or return for post-treatment follow-up;

•	clinical trial sites deviating from trial protocol or dropping out of a trial;

•	adding new clinical trial sites; or

•	manufacturing sufficient quantities of our product candidate for use in clinical trials.

We could also encounter delays if physicians encounter unresolved ethical issues associated with enrolling patients in clinical trials of our product candidates in lieu of prescribing existing treatments that have established safety and efficacy profiles. Further, a clinical trial may be suspended or terminated by us, the IRBs for the institutions in which such trials are being conducted, the Data Monitoring Committee for such trial, or by the FDA or other regulatory authorities due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a product candidate, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. Furthermore, we rely on CROs and clinical trial sites to ensure the proper and timely conduct of our clinical trials and while we have agreements governing their committed activities, we have limited influence over their actual performance. If we experience termination of, or delays in the completion of, any clinical trial of our product candidates, the commercial prospects for our product candidates will be harmed, and our ability to generate product revenues will be delayed. In addition, any delays in completing our clinical trials will increase our costs, slow down our product development and approval process and jeopardize our ability to commence product sales and generate revenues. Any of these occurrences may harm our business, prospects, financial condition and results of operations significantly. Many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval for our product candidates.

We may fail to obtain regulatory approval for our product candidates.

Our product candidates could fail to receive regulatory approval for many reasons, including the following:

•	the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials or the validation of our caregiver and patient reported outcome instruments;

•	we may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that a product candidate is safe and effective for any of its proposed indications;

•	the results of clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval;

•	we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

•	the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

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the data collected from clinical trials of LUM001 and LUM002 may not be sufficient to satisfy the FDA or comparable foreign regulatory authorities to support the submission of an NDA or other comparable submissions in foreign jurisdictions or to obtain regulatory approval in the United States or elsewhere;

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the FDA or comparable foreign regulatory authorities may fail to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and

•	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

Obtaining and maintaining regulatory approval for a product candidate in one jurisdiction does not mean that we will be successful in obtaining regulatory approval for that product candidate in other jurisdictions.

Obtaining and maintaining regulatory approval for a product candidate in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction, while a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the FDA grants marketing approval for a product candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion of the product candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in the United States, including additional preclinical studies or clinical trials as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a drug candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval.

We expect to submit an MAA to the EMA for approval for LUM001 and LUM002 in the European Union. As with the FDA, obtaining approval of an MAA from the EMA is a similarly lengthy and expensive process and the EMA has its own procedures for approval for product candidates. The FDA and the EMA also have different bases for primary efficacy evaluation which impact our trial design. For example, in the United States, the primary efficacy endpoint for ITCH will be based on a clinical measure, or the mean change from baseline to Week 13 in pruritus as measured by the average daily score of the ItchRO(Obs)™, a caregiver-reported outcome instrument measuring severity of itch. The primary efficacy endpoint for our Phase 2 clinical trial in patients with ALGS in the United Kingdom, which we refer to as IMAGO, will be based on a biochemical marker, or the mean change from baseline to Week 13 in fasting serum bile acid level. As a result of these differing primary efficacy endpoints, even if one trial is successful, the other trial may not be. Regulatory authorities in jurisdictions outside of the United States and the European Union also have requirements for approval for product candidates with which we must comply prior to marketing in those jurisdictions. Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our products in certain countries. If we fail to comply with the regulatory requirements in international markets and/or receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of either LUM001 or LUM002 will be harmed, which would adversely affect our business, prospects, financial condition and results of operations.

Our product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval or result in significant negative consequences following marketing approval, if any.

Undesirable side effects caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other comparable foreign authorities. To date, patients treated with LUM001 and LUM002 have experienced drug-related side effects, including abdominal cramping (pain) and diarrhea/loose stools. There was one report of cholecystitis in a Phase 1 clinical trial of LUM001 and one report of elevated levels of alanine aminotransferase and aspartate aminotransferase, which could be indicative of potential injury to the liver, in a Phase 1 clinical trial of LUM002. Results of our trials could reveal a high and unacceptable severity and prevalence of these or other side effects. In such an event, our trials could be suspended or terminated and the FDA or comparable foreign regulatory authorities could order us to cease further development of or deny approval for our product candidates for any or all targeted indications. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

Additionally, if one or more of our product candidates receives marketing approval, and we or others later identify undesirable side effects caused by such products, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw approvals of such product;

•	regulatory authorities may require additional warnings on the label;

•	we may be required to create a medication guide outlining the risks of such side effects for distribution to patients;

•	we could be sued and held liable for harm caused to patients; and

•	our reputation may suffer.

If we receive regulatory approval for a product candidate, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with any product.

Any regulatory approvals that we receive may be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including post-market studies or clinical trials, and surveillance to monitor safety and effectiveness. The FDA may also require a risk evaluation and mitigation strategy, or REMS, in order to approve a product candidate, which could entail requirements for a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA or a comparable foreign regulatory authority approves a product candidate, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import, export and recordkeeping for the approved product will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with current good manufacturing practice, or cGMP, requirements and current good clinical practice, or cGCP, for any clinical trials that we conduct post-approval. Later discovery of previously unknown problems with a product candidate, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

•	restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market, or voluntary or mandatory product recalls;

•	fines, warning letters or holds on clinical trials;

•	refusal by the FDA to approve pending applications or supplements to approved applications filed by us or suspension or revocation of license approvals;

•	product seizure or detention, or refusal to permit the import or export of a product; and

•	injunctions or the imposition of civil or criminal penalties.

The FDA’s and other regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval for our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability, which would adversely affect our business, prospects, financial condition and results of operations.

Even if we obtain regulatory approval for our product candidates, the products may not gain market acceptance among physicians, patients, tertiary care centers, transplant centers and others in the medical community.

If a product candidate is approved for commercialization, its acceptance will depend on a number of factors, including:

•	the clinical indications for which the product candidate is approved;

•	physicians, major operators of tertiary care centers and transplant centers and patients considering the product as a safe and effective treatment;

•	the potential and perceived advantages of the product over alternative treatments;

•	the prevalence and severity of any side effects;

•	product labeling or product insert requirements of the FDA or other regulatory authorities;

•	limitations or warnings contained in the labeling approved by the FDA or other regulatory authorities;

•	the timing of market introduction of the product as well as competitive products;

•	the cost of treatment in relation to alternative treatments;

•	the availability of adequate reimbursement and pricing by third-party payors and government authorities;

•	the willingness of patients to pay out-of-pocket in the absence of coverage by third-party payors and government authorities;

•	relative convenience and ease of administration, including as compared to alternative treatments and competitive therapies; and

•	the effectiveness of our sales and marketing efforts.

If any of our product candidates are approved but fail to achieve market acceptance among physicians, patients or others in the medical community, we will not be able to generate significant revenues, which would have a material adverse effect on our business, prospects, financial condition and results of operations. In addition, even if any of our product candidates gain acceptance, the markets for the treatment of patients with our target indications, including ALGS, PBC, PSC, PFIC and NASH, may not be as significant as we estimate.

Coverage and reimbursement may be limited or unavailable in certain market segments for our product candidates which could make it difficult for us to sell our product candidates profitably.

Successful sales of our product candidates, if approved, depend on the availability of adequate coverage and reimbursement from third-party payors. Patients who are prescribed medicine for the treatment of their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their prescription drugs. Adequate coverage and reimbursement from governmental healthcare programs, such as Medicare and Medicaid, and commercial payors is critical to new product acceptance.

Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which drugs they will cover and the amount of reimbursement. Reimbursement by a third-party payor may depend upon a number of factors, including, but not limited to, the third-party payor’s determination that use of a product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

Obtaining coverage and reimbursement approval for a product from a government or other third-party payor is a time-consuming and costly process that could require us to provide to the payor supporting scientific, clinical and cost-effectiveness data for the use of our products. We may not be able to provide data sufficient to obtain adequate coverage and reimbursement. Assuming we obtain coverage for a given product, the resulting reimbursement payment rates might not be adequate or may require co-payments that patients find unacceptably high. Patients are unlikely to use our product candidates unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of our product candidates. If coverage and reimbursement of our future products are unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, we may be unable to achieve or sustain profitability.

In addition, the market for our products will depend significantly on access to third-party payors’ drug formularies, or lists of medications for which third-party payors provide coverage and reimbursement. The industry competition to be included in such formularies often leads to downward pricing pressures on pharmaceutical companies. Also, third-party payors may refuse to include a particular branded drug in their formularies or otherwise restrict patient access through formulary controls or otherwise to a branded drug when a less costly generic equivalent or other alternative is available.

In the United States, no uniform policy of coverage and reimbursement for drug products exists among third-party payors. Therefore, coverage and reimbursement for drug products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our product candidates to each payor separately, with no assurance that coverage and adequate reimbursement will be obtained. In addition, since we plan to introduce our liquid and tablet formulations of LUM001 at different prices, we may face product substitution between formulations or downward pricing pressures from third-party payors on the higher priced formulation.

We intend to seek approval to market our product candidates in both the United States and in selected foreign jurisdictions. If we obtain approval in one or more foreign jurisdictions for a product candidate, we will be subject to rules and regulations in those jurisdictions. In some foreign countries, particularly those in the European Union, the pricing of prescription pharmaceuticals and biologics is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after obtaining marketing approval for a drug candidate. In addition, market acceptance and sales of a product will depend significantly on the availability of adequate coverage and reimbursement from third-party payors for a product and may be affected by existing and future health care reform measures.

Healthcare legislative reform measures may have a material adverse effect on our business and results of operations.

Third-party payors, whether domestic or foreign, or governmental or commercial, are developing increasingly sophisticated methods of controlling healthcare costs. In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory changes to the health care system that could impact our ability to sell our products profitably. For example, in 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, collectively, the Healthcare Reform Act, was enacted. The Healthcare Reform Act, among other things, revised the methodology by which rebates owed by manufacturers for covered outpatient drugs under the Medicaid Drug Rebate Program are calculated, increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program, extended the Medicaid Drug Rebate program to utilization of prescriptions of individuals enrolled in Medicaid managed care organizations, subjected manufacturers to new annual fees and taxes for certain branded prescription drugs, and provided incentives to programs that increase the federal government’s comparative effectiveness research.

Other legislative changes have been proposed and adopted in the United States since the Healthcare Reform Act was enacted. In August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of 2% per fiscal year, which went into effect in April 2013. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

There have been, and likely will continue to be, legislative and regulatory proposals at the foreign, federal and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. We cannot predict the initiatives that may be adopted in the future. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare and/or impose price controls may adversely affect:

•	the demand for any product for which we obtain regulatory approval;

•	our ability to set a price that we believe is fair for our products;

•	our ability to generate revenues and achieve or maintain profitability;

•	the level of taxes that we are required to pay; and

•	the availability of capital.

Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors, which may adversely affect our future profitability.

We currently have no marketing and sales organization and have no experience in marketing products. If we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell our product candidates, we may not be able to generate product revenues.

We currently do not have a commercial organization for the marketing, sales and distribution of pharmaceutical products. To commercialize our product candidates we must build our marketing, sales, distribution, managerial and other non-technical capabilities or make arrangements with third parties to perform these services. We expect that the majority of all ALGS, PFIC, PBC and PSC patients will be treated at tertiary care centers and transplant centers and therefore can be addressed with a targeted sales force. We intend to build our own commercial infrastructure in North America to target these centers, but will evaluate opportunities to partner with pharmaceutical companies that have established sales and marketing capabilities to commercialize LUM001 outside of North America. We intend to seek strategic partnerships to commercialize LUM002 in NASH.

The establishment and development of our own sales force or the establishment of a contract sales force to market our product candidates will be expensive and time-consuming and could delay any commercial launch. Moreover, we cannot be certain that we will be able to successfully develop this capability. We will have to compete with other pharmaceutical and biotechnology companies to recruit, hire, train and retain marketing and sales personnel. We also face competition in our search for third parties to assist us with the sales and marketing efforts of our product candidates. To the extent we rely on third parties to commercialize our product candidates, if approved, we may have little or no control over the marketing and sales efforts of such third parties and our revenues from product sales may be lower than if we had commercialized our product candidates ourselves. In the event we are unable to develop our own marketing and sales force or collaborate with a third-party marketing and sales organization, we would not be able to commercialize our product candidates.

A variety of risks associated with marketing our product candidates internationally could materially adversely affect our business.

We plan to seek regulatory approval for our product candidates outside of the United States and, accordingly, we expect that we will be subject to additional risks related to operating in foreign countries if we obtain the necessary approvals, including:

•	differing regulatory requirements in foreign countries;

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the potential for so-called parallel importing, which is what happens when a local seller, faced with high or higher local prices, opts to import goods from a foreign market (with low or lower prices) rather than buying them locally;

•	unexpected changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements;

•	economic weakness, including inflation, or political instability in particular foreign economies and markets;

•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

•	foreign taxes, including withholding of payroll taxes;

•	foreign currency fluctuations, which could result in increased operating expenses and reduced revenues, and other obligations incident to doing business in another country;

•	difficulties staffing and managing foreign operations;

•	workforce uncertainty in countries where labor unrest is more common than in the United States;

•	potential liability under the Foreign Corrupt Practices Act of 1977 or comparable foreign regulations;

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challenges enforcing our contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as the United States;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

•	business interruptions resulting from geo-political actions, including war and terrorism.

These and other risks associated with our international operations may materially adversely affect our ability to attain or maintain profitable operations.

If we fail to develop and commercialize additional product candidates, we may be unable to grow our business.

Although we currently have no specific plans to do so, we may seek to develop and commercialize product candidates in addition to LUM001 and LUM002. If we decide to pursue the development and commercialization of any additional product candidates, we may be required to invest significant resources to acquire or in-license the rights to such product candidates or to conduct drug discovery activities. Any other product candidates will require additional, time-consuming development efforts prior to commercial sale, including preclinical studies, extensive clinical trials and approval by the FDA and applicable foreign regulatory authorities. All product candidates are prone to the risks of failure that are inherent in pharmaceutical product development, including the possibility that the product candidate will not be shown to be sufficiently safe and/or effective for approval by regulatory authorities. In addition, we cannot assure you that we will be able to acquire, discover or develop any additional product candidates, or that any additional product candidates we may develop will be approved, manufactured or produced economically, successfully commercialized or widely accepted in the marketplace or be more effective than other commercially available alternatives. Research programs to identify new product candidates require substantial technical, financial and human resources whether or not we ultimately identify any candidates. If we are unable to develop or commercialize any other product candidates, our business and prospects will suffer.

If we fail to develop LUM001 for additional indications, our commercial opportunity will be limited.

To date, we have focused the majority of our development efforts on the development of LUM001 for the treatment of patients with ALGS, PFIC, PBC and PSC. One of our strategies is to pursue clinical development of LUM001 in additional hepatic disease conditions such as biliary atresia, intrahepatic cholestasis of pregnancy, post-liver transplant cholestasis, benign recurrent intrahepatic cholestasis and drug-induced cholestasis.

Cholestatic liver diseases are all rare diseases and, as a result, the market size for the treatment of patients with ALGS, PFIC, PBC and PSC is limited. In addition, because a significant proportion of adult patients do not exhibit any symptoms at the time of diagnosis, cholestatic liver disease may be left undiagnosed for a significant period of time. Due to these factors, our ability to grow revenues may be dependent on our ability to successfully develop and commercialize LUM001 for the treatment of additional indications. Developing, obtaining regulatory approval and commercializing LUM001 for additional indications will require substantial additional funding beyond the net proceeds of this offering and is prone to the risks of failure inherent in drug development. We cannot provide you any assurance that we will be able to successfully advance any of these indications through the development process. Even if we receive regulatory approval to market LUM001 for the treatment of any of these additional indications, we cannot assure you that any such additional indications will be successfully commercialized, widely accepted in the marketplace or more effective than other commercially available alternatives. If we are unable to successfully develop and commercialize LUM001 for these additional indications, our commercial opportunity will be limited.

We face significant competition from other biotechnology and pharmaceutical companies and our operating results will suffer if we fail to compete effectively.

The biopharmaceutical industry is characterized by intense competition and rapid innovation. Although we believe that we hold a leading position in our focus on rare cholestatic liver diseases, our competitors may be able to develop other compounds or drugs that are able to achieve similar or better results. Our potential competitors include major multinational pharmaceutical companies, established biotechnology companies, specialty pharmaceutical companies and universities and other research institutions. Many of our competitors have substantially greater financial, technical and other resources, such as larger research and development staff and experienced marketing and manufacturing organizations and well-established sales forces. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated in our competitors. Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these industries. Our competitors may succeed in developing, acquiring or licensing on an exclusive basis drug products that are more effective or less costly than our product candidates. We believe the key competitive factors that will affect the development and commercial success of our product candidates are efficacy, safety and tolerability profile, reliability, convenience of dosing, price and reimbursement.

Outside of surgery, there are no approved therapies for the treatment of ALGS, PFIC, or PSC in the United States. UDCA, which is approved for the treatment of PBC, is sometimes used to treat patients with other cholestatic liver diseases. Cholestyramine and other bile salt resins, rifampin, and naltrexone are sometimes used to treat patients suffering from pruritus, and a number of drugs, including UDCA, rifampin and naltrexone are used off-label to treat patients suffering from cholestatic liver disease. In addition, there are product candidates in development for some of these indications. For example, Intercept Pharmaceuticals, Inc.’s product candidate obeticholic acid has received orphan drug designation for PBC in the United States and Europe and for PSC in the United States, and Albireo AB’s A4250 has received orphan drug designation for PFIC and PBC in the United States and Europe and for ALGS in Europe. Intercept is currently conducting a Phase 3 clinical trial of obeticholic acid in PBC and expects results to be available in the second quarter of 2014. We are also aware of other companies, including Eli Lilly and Company and Phenex Pharmaceuticals AG, that have FXR agonists in Phase 1 or earlier stages of development. Additionally, GlaxoSmithKline plc and Albireo AB have ASBT inhibitors in Phase 1 or preclinical development for cholestatic liver diseases. Johnson & Johnson and NovImmune SA are investigating monoclonal antibodies in Phase 2 trials as potential treatments for PBC and Gilead Sciences, Inc. is investigating a monoclonal antibody in Phase 2 for PSC. Dr. Falk Pharma GmbH has also acquired the rights to RhuDex®, a clinical stage compound, which it plans to develop for the treatment of PBC. Additionally, Dr. Falk Pharma GmbH is conducting a Phase 2 clinical trial of nor-Ursodeoxycholic acid in PSC and Phase 3 clinical trial of combination UDCA and budesonide, a steroid, as a treatment for PBC. Finally, NGM Biopharmaceuticals, Inc. is investigating a biologic in combination with UDCA in Phase 2 trials for PBC. In addition, invasive surgery, including liver transplantation, may be utilized for certain indications of cholestatic liver disease. Surgical or medical procedures such as partial external biliary diversion, or PEBD, surgery, nasobiliary drainage, and external filtering of bile acids from the blood, are also employed in an attempt to lower bile acid levels, manage pruritus and improve measures of liver function. In children with ALGS and PFIC, in particular, PEBD surgery is often used to lower circulating bile acid concentrations. In these patients, liver transplantation may be ultimately required due to liver failure and/or severe pruritus.

There are currently no therapeutic products approved for the treatment of NASH. There are several marketed therapeutics that are currently used off label for this indication, such as insulin sensitizers (e.g., metformin), antihyperlipidemic agents (e.g., gemfibrozil), pentoxifylline and UDCA, but they have not been proven effective in the treatment of NASH. We are aware of several companies that have product candidates in Phase 2 clinical development for the treatment of NASH, including Conatus Pharmaceuticals Inc., Galmed Medical Research Ltd., Genfit Corp., Gilead Sciences, Inc., Immuron Ltd., Intercept Pharmaceuticals, Mochida Pharmaceutical Co., Ltd., NasVax Ltd., Raptor Pharmaceutical Corp. and Takeda Pharmaceutical Company Limited, and there are other companies with candidates in earlier stage development. It is also possible that, in addition to the Intercept Pharmaceutical product candidate, one or more of the FXR agonist candidates mentioned above could be explored for the treatment of NASH. Even if we obtain regulatory approval for our product candidates, the availability and price of our competitors’ products could limit the demand, and the price we are able to charge, for our product candidates. We will not achieve our business plan if the acceptance of our product candidates is inhibited by price competition or the reluctance of physicians to switch from existing methods of treatment to our product candidates, or if physicians switch to other new drug products or choose to reserve our product candidates for use in limited circumstances. Our inability to compete with existing or subsequently introduced drug products would have a material adverse impact on our business, prospects, financial condition and results of operations.

Even though we have obtained orphan drug designation for LUM001 in ALGS, PFIC, PBC and PSC, we may not be able to obtain or maintain the benefits associated with orphan drug status, including market exclusivity.

Regulatory authorities in some jurisdictions, including the United States and the European Union, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a drug as an orphan drug if it is intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the United States. In September

2013, the FDA granted orphan drug status to LUM001 for the treatment of patients with ALGS, PFIC, PBC and PSC in the United States. We also received orphan drug status for LUM001 for ALGS, PFIC, PBC and PSC in the European Union in January 2014. Generally, if a drug with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the drug may be entitled to a period of marketing exclusivity, which precludes the FDA or the EMA from approving another marketing application for the same drug for that time period. We can provide no assurance that another drug will not receive marketing approval prior to our product candidates. The applicable period is seven years in the United States and ten years in the European Union, which may be extended to twelve years in the European Union in the case of product candidates that have complied with an EMA-agreed upon pediatric investigation plan. The exclusivity period in the European Union can be reduced to six years if a drug no longer meets the criteria for orphan drug designation or if the drug is sufficiently profitable so that market exclusivity is no longer justified. Orphan drug exclusivity may be lost if the FDA or EMA determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition. In addition, even after a drug is granted orphan exclusivity and approved, the FDA can subsequently approve another drug for the same condition before the expiration of the seven year exclusivity period if the FDA concludes that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care. In the European Union, the EMA may deny marketing approval for a product candidate if it determines such product candidate is structurally similar to an approved product for the same indication.

Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review or approval process. Also, regulatory approval for any product candidate may be withdrawn, and other product candidates may obtain approval before us and receive orphan drug exclusivity, which could block us from entering the market.

Even if we obtain orphan drug exclusivity for a product candidate, that exclusivity may not effectively protect the candidate from competition because different drugs can be approved for the same condition before the expiration of the orphan drug exclusivity period.

We may form or seek strategic alliances or enter into additional licensing arrangements in the future, and we may not realize the benefits of such alliances or licensing arrangements.

We may form or seek strategic alliances, create joint ventures or collaborations or enter into additional licensing arrangements with third parties that we believe will complement or augment our development and commercialization efforts with respect to LUM001, and any future product candidates that we may develop. We intend to seek a strategic partnership to accelerate the broader clinical development and commercialization of LUM002 in NASH and other metabolic diseases, subject to our requirement to first negotiate with Sanofi. Any of these relationships may require us to incur non-recurring and other charges, increase our near- and long-term expenditures, issue securities that dilute our existing stockholders or disrupt our management and business. In addition, we face significant competition in seeking appropriate strategic partners and the negotiation process is time-consuming and complex. Moreover, we may not be successful in our efforts to establish a strategic partnership or other alternative arrangements for LUM001 or LUM002 because they may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view LUM001 or LUM002 as having the requisite potential to demonstrate safety and efficacy. If we license products or businesses, we may not be able to realize the benefit of such transactions if we are unable to successfully integrate them with our existing operations and company culture. We cannot be certain that, following a strategic transaction or license, we will achieve the revenues or specific net income that justifies such transaction. Any delays in entering into new strategic partnership agreements related to LUM001 or LUM002 could delay the development and commercialization of LUM001 and LUM002 in certain geographies for certain indications, which would harm our business prospects, financial condition and results of operations.

We are highly dependent on our key personnel, and if we are not successful in attracting and retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

Our ability to compete in the highly competitive biotechnology and pharmaceuticals industries depends upon our ability to attract and retain highly qualified managerial, scientific and medical personnel. We are highly dependent on our management, scientific and medical personnel, including our President and Chief Executive Officer, our Chief Medical Officer, our Chief Operating Officer and our Chief Financial Officer. The loss of the services of any of our executive officers or other key employees and our inability to find suitable replacements could potentially harm our business, prospects, financial condition or results of operations.

We conduct our operations at our facility in San Diego, California. This region is headquarters to many other biopharmaceutical companies and many academic and research institutions. Competition for skilled personnel in our market is intense and may limit our ability to hire and retain highly qualified personnel on acceptable terms or at all.

To induce valuable employees to remain at Lumena, in addition to salary and cash incentives, we have provided stock options that vest over time. The value to employees of stock options that vest over time may be significantly affected by movements in our stock price that are beyond our control, and may at any time be insufficient to counteract more lucrative offers from other companies. Despite our efforts to retain valuable employees, members of our management, scientific and development teams may terminate their employment with us on short notice. Although we have employment agreements with our key employees, these employment agreements provide for at-will employment, which means that any of our employees could leave our employment at any time, with or without notice. We do not maintain “key man” insurance policies on the lives of these individuals or the lives of any of our other employees. Our success also depends on our ability to continue to attract, retain and motivate highly skilled junior, mid-level, and senior managers as well as junior, mid-level, and senior scientific and medical personnel.

Many of the other biotechnology and pharmaceutical companies that we compete against for qualified personnel have greater financial and other resources, different risk profiles and a longer history in the industry than we do. They may also provide more diverse opportunities and better chances for career advancement. Some of these characteristics are more appealing to high quality candidates than what we can offer. If we are unable to continue to attract and retain high quality personnel, the rate and success at which we can discover, develop and commercialize product candidates will be limited.

We will need to grow the size of our organization, and we may experience difficulties in managing this growth.

As of April 1, 2014, we had 17 employees, all of whom are full-time. As our development and commercialization plans and strategies develop, and as we transition into operating as a public company, we expect to need additional development, managerial, operational, financial, sales, marketing and other personnel. Future growth would impose significant added responsibilities on members of management, including:

•	identifying, recruiting, integrating, maintaining and motivating additional employees;

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managing our internal development efforts effectively, including the clinical and regulatory review process for LUM001 and LUM002, while complying with our contractual obligations to contractors and other third parties; and

•	improving our operational, financial and management controls, reporting systems and procedures.

In addition, by the second half of 2014, we expect to be conducting seven Phase 2 clinical trials of LUM001 and one Phase 2 clinical trial of LUM002 concurrently. Given the small size of our organization, we may encounter difficulties managing eight clinical trials at the same time, which could negatively affect our ability to manage the growth of our organization, particularly as we take on additional responsibilities associated with being a public company. Our future financial performance and our ability to commercialize our product candidates will depend, in part, on our ability to effectively manage any future growth, and our management may also have to divert a disproportionate amount of its attention away from day-to-day activities in order to devote a substantial amount of time to managing these growth activities. To date, we have used the services of outside vendors to perform tasks including clinical trial management, statistics and analysis, regulatory affairs, formulation development and other drug development functions. Our growth strategy may also entail expanding our group of contractors or consultants to implement these tasks going forward. Because we rely on numerous consultants, effectively outsourcing many key functions of our business, we will need to be able to effectively manage these consultants to ensure that they successfully carry out their contractual obligations and meet expected deadlines. However, if we are unable to effectively manage our outsourced activities or if the quality or accuracy of the services provided by consultants is compromised for any reason, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval for our product candidates or otherwise advance our business. There can be no assurance that we will be able to manage our existing consultants or find other competent outside contractors and consultants on economically reasonable terms, or at all. If we are not able to effectively expand our organization by hiring new employees and expanding our groups of consultants and contractors, we may not be able to successfully implement the tasks necessary to further develop and commercialize our product candidates and, accordingly, may not achieve our research, development and commercialization goals.

Our internal computer systems, or those used by our contract research organizations or other contractors or consultants, may fail or suffer security breaches.

Despite the implementation of security measures, our internal computer systems and those of our current and future CROs and other contractors and consultants are vulnerable to damage from computer viruses and unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. While we have not experienced any such material system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Likewise, we rely on third parties to manufacture our product candidates and conduct clinical trials, and similar events relating to their computer systems could also have a material adverse effect on our business. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development and commercialization of our product candidates could be delayed.

Business disruptions could seriously harm our future revenues and financial condition and increase our costs and expenses.

Our operations, and those of our CROs and other contractors and consultants, could be subject to earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics and other natural or manmade disasters or business interruptions, for which we are predominantly self-insured. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses. We rely on third-party manufacturers to produce LUM001 and LUM002. Our ability to obtain clinical supplies of LUM001 and LUM002 could be disrupted if the operations of these suppliers are affected by a man-made or natural disaster or other business interruption. Our corporate headquarters is located in California near major earthquake faults and fire zones. The ultimate impact on us, our significant suppliers and our general infrastructure of being located near major earthquake faults and fire zones and being consolidated in certain geographical areas is unknown, but our operations and financial condition could suffer in the event of a major earthquake, fire or other natural disaster.

Our employees, independent contractors, principal investigators, CROs, consultants, strategic partners and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk that employees, independent contractors, principal investigators, CROs, consultants and vendors may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to us that violates: (1) the laws of the FDA and other similar foreign regulatory bodies, including those laws that require the reporting of true, complete and accurate information to the FDA and other similar foreign regulatory bodies; (2) manufacturing standards; (3) healthcare fraud and abuse laws in the United States and similar foreign fraudulent misconduct laws or (4) laws that require the true, complete and accurate reporting of our financial information or data. These laws may impact, among other things, our current activities with principal investigators and research subjects, as well as proposed and future sales, marketing and education programs. In particular, the promotion, sales and marketing of healthcare items and services, as well as certain business arrangements in the healthcare industry, are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, structuring and commission(s), certain customer incentive programs and other business arrangements generally. Activities subject to these laws also involve the improper use of information obtained in the course of patient recruitment for clinical trials. If we obtain regulatory approval for any of our product candidates and begin commercializing those products in the United States and in the European Union, our potential exposure under such laws will increase significantly, and our costs associated with compliance with such laws are also likely to increase. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, disgorgement, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations.

If we fail to comply with healthcare regulations, we could face substantial penalties and our business, operations and financial condition could be adversely affected.

Even though we do not and will not control referrals of healthcare services or bill directly to Medicare, Medicaid or other third-party payors, certain federal and state healthcare laws and regulations pertaining to fraud and abuse and patients’ rights are and will be applicable to our business. We could be subject to healthcare fraud and abuse and patient privacy regulation by both the federal government and the states in which we conduct our business. The laws that may affect our ability to operate include, but are not limited to:

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the federal Anti-Kickback Statute, which prohibits, among other things, knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, either the referral of an individual, or the purchase, lease, order or recommendation of any good, facility, item or service for which payment may be made, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs;

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federal civil and criminal false claims laws and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment or approval from Medicare, Medicaid, or other third-party payors that are false or fraudulent or knowingly making a false statement to improperly avoid, decrease or conceal an obligation to pay money to the federal government;

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the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created new federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing, or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, which impose requirements on certain covered healthcare providers, health plans, and healthcare clearinghouses as well as their respective business associates that perform services for them that involve the use, or disclosure of, individually identifiable health information, relating to the privacy, security and transmission of individually identifiable health information without appropriate authorization;

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the federal Physician Payment Sunshine Act, created under the Health Reform Law, and its implementing regulations, which require manufacturers of drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to the United States Department of Health and Human Services, or HHS, information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members;

•	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers; and

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state law equivalents of each of the above federal laws, such as anti-kickback, false claims, consumer protection and unfair competition laws which may apply to our business practices, including but not limited to, research, distribution, sales and marketing arrangements as well as submitting claims involving healthcare items or services reimbursed by any third party payor, including commercial insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government that otherwise restricts payments that may be made to healthcare providers; state laws that require drug manufacturers to file reports with states regarding marketing information, such as the tracking and reporting of gifts, compensations and other remuneration and items of value provided to healthcare professionals and entities (compliance with such requirements may require investment in infrastructure to ensure that tracking is performed properly, and some of these laws result in the public disclosure of various types of payments and relationships, which could potentially have a negative effect on our business and/or increase enforcement scrutiny of our activities); and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways, with differing effects.

In addition, the approval and commercialization of any of our product candidates outside the United States will also likely subject us to foreign equivalents of the healthcare laws mentioned above, among other foreign laws.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws. In addition, health care reform legislation in the last several years has strengthened these laws. For example, the Healthcare Reform Law, among other things, amends the intent requirement of the Federal Anti-Kickback Statute and criminal healthcare fraud statutes. A person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it. In addition, the Affordable Care Act provides that the government may assert that a claim including items or services resulting from a violation of the Federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act.

Effective upon the closing of this offering, we will adopt a code of business conduct and ethics, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent inappropriate conduct may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. Efforts to ensure that our business arrangements will comply with applicable healthcare laws may involve substantial costs. It is possible that governmental and enforcement authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, disgorgement, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our product candidates.

We face an inherent risk of product liability as a result of the clinical testing of LUM001 and LUM002 and will face an even greater risk if we commercialize any products. For example, we may be sued if any of our product candidates causes or is perceived to cause injury or is found to be otherwise unsuitable during clinical testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability, and a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

•	decreased demand for our product candidates;

•	injury to our reputation;

•	withdrawal of clinical trial participants;

•	initiation of investigations by regulators;

•	costs to defend the related litigation;

•	a diversion of management’s time and our resources;

•	substantial monetary awards to trial participants or patients;

•	product recalls, withdrawals or labeling, marketing or promotional restrictions;

•	loss of revenue;

•	exhaustion of any available insurance and our capital resources;

•	the inability to commercialize any product candidate; or

•	a decline in our share price.

Our inability to obtain and retain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of products we develop. We currently carry $5 million of primary product liability insurance and $5 million of excess product liability insurance covering our clinical trials. Although we maintain such insurance, any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. If we determine that it is prudent to increase our product liability coverage due to the commercial launch of any approved product, we may be unable to obtain such increased coverage on acceptable terms, or at all. Our insurance policies also have various exclusions, and we may be subject to a product liability claim for which we have no coverage. We will have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts.

Risks Related to Our Reliance On Third Parties

We depend on intellectual property licensed from third parties and termination of any of these licenses could result in the loss of significant rights, which would harm our business.

We are dependent on patents, know-how and proprietary technology, both our own and licensed from others. We have in-licensed know-how related to LUM001 from Pfizer, Inc. and certain patents and know-how related to LUM001 from Satiogen Pharmaceuticals, Inc., or Satiogen. We have also in-licensed certain patents and know-how related to LUM002 from Sanofi and Satiogen. We are required to use commercially reasonable efforts or diligent efforts to commercialize products based on the licensed rights and to pay certain royalties based off our net sales and, in the case of Satiogen, our sublicensing revenues. Any termination of these licenses could result in the loss of significant rights and could harm our ability to commercialize our product candidates. See “Business—License Agreements” for a description of our license agreements, which includes a description of the termination provisions of these agreements.

We are generally also subject to all of the same risks with respect to protection of intellectual property that we license, as we are for intellectual property that we own, which are described below under “Risks Related to Our Intellectual Property.” If we or our licensors fail to adequately protect this intellectual property, our ability to commercialize products could suffer.

We rely on third parties to conduct our clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates.

We currently rely on, and intend to continue relying on, third-party CROs in connection with our clinical trials for LUM001 and LUM002. We control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our trials is conducted in accordance with applicable protocol, legal, regulatory and scientific standards, and our reliance on our CROs does not relieve us of our regulatory responsibilities. We and our CROs are required to comply with cGCPs, which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for product candidates in clinical development. Regulatory authorities enforce these cGCPs through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of these CROs fail to comply with applicable cGCP regulations, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that, upon inspection, such regulatory authorities will determine that any of our clinical trials comply with the cGCP regulations. In addition, our clinical trials must be conducted with drug product produced under cGMP regulations and will require a large number of test subjects. Our failure or any failure by our CROs to comply with these regulations or to recruit a sufficient number of patients may require us to repeat clinical trials, which would delay the regulatory approval process. Moreover, our business may be implicated if any of our CROs violates federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws.

Our CROs are not our employees and, except for remedies available to us under our agreements with such CROs, we cannot control whether or not they devote sufficient time and resources to our ongoing preclinical, clinical and nonclinical programs. These CROs may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other drug development activities, which could affect their performance on our behalf. If our CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to complete development of, obtain regulatory approval for or successfully commercialize our product candidates. As a result, our financial results and the commercial prospects for our product candidates would be harmed, our costs could increase and our ability to generate revenues could be delayed.

Switching or adding CROs involves substantial cost and requires extensive management time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays occur, which can materially impact our ability to meet our desired clinical development timelines. Although we carefully manage our relationships with our CROs, there can be no assurance that we will not encounter challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, prospects, financial condition and results of operations.

We rely completely on third parties to manufacture our preclinical and clinical drug supplies and we intend to rely on third parties to produce commercial supplies of LUM001 and LUM002, if approved, and these third parties may fail to obtain and maintain regulatory approval for their facilities, fail to provide us with sufficient quantities of drug product or fail to do so at acceptable quality levels or prices.

We do not currently have nor do we plan to acquire the infrastructure or capability internally to manufacture our clinical drug supplies for use in the conduct of our clinical trials, and we lack the resources and the capability to manufacture LUM001 or LUM002 on a clinical or commercial scale. Instead, we rely on contract manufacturers for such production. In particular, we rely on a number of different manufacturers to obtain our supply of LUM001 to support our clinical trial program, including different manufacturers for adult and pediatric formulations of LUM001. We rely on Sanofi to manufacture our clinical supply of LUM002. Although we believe we currently have sufficient supply of LUM002 to support our ongoing and planned Phase 2 clinical trials, if we were to experience an unexpected loss of LUM002 supply or require more LUM002 than we currently anticipate, we could experience delays in our Phase 2 clinical trials as Sanofi would need to manufacture additional LUM002, which can take up to two years to manufacture. In addition, while we are planning to manufacture clinical supply of LUM002 well in advance of initiation of our Phase 3 program, due to the long manufacturing lead time, any delay in our planned manufacturing may delay the initiation of our Phase 3 program for LUM002.

We do not currently have any long-term agreement with a manufacturer to produce raw materials, active pharmaceutical ingredients, and the finished products of LUM001 and LUM002. We will need to identify and qualify a third-party manufacturer prior to commercialization of our product candidates, and we intend to enter into agreements for commercial production with third-party suppliers or in the case of LUM002, with Sanofi or other third-party suppliers. Any delay in identifying and qualifying a manufacturer for commercial production could delay the potential commercialization of LUM001 or LUM002, and, in the event that we do not have sufficient product to complete our planned clinical trials, it could delay such trials.

The facilities used by our contract manufacturers to manufacture our product candidates must be approved by the applicable regulatory authorities, including the FDA, pursuant to inspections that will be conducted after an NDA or comparable foreign regulatory marketing application is submitted. We do not control the manufacturing process of our product candidates and are completely dependent on our contract manufacturing partners for compliance with the FDA’s cGMP requirements for manufacture of both the active drug substances and finished drug product. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the FDA’s strict regulatory requirements, they will not be able to secure or maintain FDA approval for the manufacturing facilities. In addition, we have no control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or any other applicable regulatory authority does not approve these facilities for the manufacture of our product candidates or if it withdraws any such approval in the future, or if our suppliers or contract manufacturers decide they no longer want to supply or manufacture for us, we may need to find alternative manufacturing facilities, in which case we might not be able to identify manufacturers for clinical or commercial supply on acceptable terms, or at all, which would significantly impact our ability to develop, obtain regulatory approval for or market LUM001 and LUM002.

In addition, the manufacture of pharmaceutical products is complex and requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. Manufacturers of pharmaceutical products often encounter difficulties in production, particularly in scaling up and validating initial production and absence of contamination. These problems include difficulties with production costs and yields, quality control, including stability of the product, quality assurance testing, operator error, shortages of qualified personnel, as well as compliance with strictly enforced federal, state and foreign regulations. Furthermore, if contaminants are discovered in our supply of LUM001 or LUM002 or in the manufacturing facilities, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination. We cannot assure you that any stability or other issues relating to the manufacture of our product candidates will not occur in the future. Additionally, our manufacturers may experience manufacturing difficulties due to resource constraints or as a result of labor disputes or unstable political environments. If our manufacturers were to encounter any of these difficulties, or otherwise fail to comply with their contractual obligations, our ability to provide our product candidate to patients in clinical trials would be jeopardized. Any delay or interruption in the supply of clinical trial supplies could delay the completion of clinical trials, increase the costs associated with maintaining clinical trial programs and, depending upon the period of delay, require us to commence new clinical trials at additional expense or terminate clinical trials completely.

If we or our third-party manufacturers use hazardous and biological materials in a manner that causes injury or violates applicable law, we may be liable for damages.

Our research and development activities involve the controlled use of potentially hazardous substances, including chemical and biological materials, by our third-party manufacturers. Our manufacturers are subject to federal, state and local laws and regulations in the United States governing the use, manufacture, storage, handling and disposal of medical, radioactive and hazardous materials. Although we believe that our manufacturers’ procedures for using, handling, storing and disposing of these materials comply with legally prescribed standards, we cannot completely eliminate the risk of contamination or injury resulting from medical, radioactive or hazardous materials. As a result of any such contamination or injury, we may incur liability or local, city, state or federal authorities may curtail the use of these materials and interrupt our business operations. In the event of an accident, we could be held liable for damages or penalized with fines, and the liability could exceed our resources. We do not have any insurance for liabilities arising from medical radioactive or hazardous materials. Compliance with applicable environmental laws and regulations is expensive, and current or future environmental regulations may impair our research, development and production efforts, which could harm our business, prospects, financial condition or results of operations.

Risks Related to Our Financial Position and Capital Requirements

If we fail to obtain additional financing, we may be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

Our operations have consumed substantial amounts of cash since inception. We expect to continue to spend substantial amounts to continue the clinical development and seek regulatory approval of LUM001 and LUM002. We will require significant additional amounts in order to prepare for commercialization, and, if approved, to launch and commercialize LUM001 and LUM002.

We estimate that our net proceeds from this offering will be approximately $             million, based on the initial public offering price of $             per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We believe that such proceeds together with our existing cash and cash equivalents will be sufficient to fund our operations through at least the next 24 months. In particular, we expect that the net proceeds from this offering, along with our existing cash and cash equivalents, will allow us to complete our ongoing and planned Phase 2 clinical trials of LUM001 for ALGS, PFIC, PBC and PSC and our planned Phase 2 clinical trial for LUM002 for NASH, as well as to initiate our planned Phase 3 clinical trials of LUM001 for PBC and PSC. However, changing circumstances may cause us to consume capital significantly faster than we currently anticipate, and we may need to spend more money than currently expected because of circumstances beyond our control. We will require additional capital for the further development and commercialization of LUM001 and LUM002 and may need to raise additional funds sooner if we choose to expand more rapidly than we presently anticipate.

We cannot be certain that additional funding will be available on acceptable terms, or at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of LUM001, LUM002 or other research and development initiatives. We also could be required to seek collaborators for LUM001 or LUM002 at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be available or relinquish or license on unfavorable terms our rights to LUM001 or LUM002 in markets where we otherwise would seek to pursue development or commercialization ourselves.

Any of the above events could significantly harm our business, prospects, financial condition and results of operations and cause the price of our common stock to decline.

Our independent registered public accounting firm has included an explanatory paragraph relating to our ability to continue as a going concern in its report on our audited financial statements.

Our report from our independent registered public accounting firm for the year ended December 31, 2013 includes an explanatory paragraph stating that our losses and negative cash flows from operating activities and deficit accumulated during the development stage at December 31, 2013 of $24.6 million raise substantial doubt about our ability to continue as a going concern. If we are unable to obtain sufficient funding, our business, prospects, financial condition and results of operations will be materially and adversely affected and we may be unable to continue as a going concern. If we are unable to continue as a going concern, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our consolidated financial statements, and it is likely that investors will lose all or a part of their investment. We may also be forced to make reductions in spending, including delaying or curtailing our planned clinical programs, or to extend payment terms with our suppliers or licensors. Future reports from our independent registered public accounting firm may also contain statements expressing doubt about our ability to continue as a going concern. If we seek additional financing to fund our business activities in the future and there remains doubt about our ability to continue as a going concern, investors or other financing sources may be unwilling to provide additional funding on commercially reasonable terms or at all.

Raising additional capital may cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights to our technologies or product candidates.

We may seek additional capital through a combination of public and private equity offerings, debt financings, strategic partnerships and alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder. The incurrence of indebtedness would result in increased fixed payment obligations and could involve certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. If we raise additional funds through strategic partnerships and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies or product candidate, or grant licenses on terms unfavorable to us.

Our ability to utilize our net operating loss carryforwards and certain other tax attributes may be limited.

Under Section 382 of the Internal Revenue Code of 1986, as amended, if a corporation undergoes an “ownership change” (generally defined as a greater than 50% change (by value) in its equity ownership over a three year period), the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change income or taxes may be limited. As a result of our most recent private placements and other transactions that have occurred over the past three years, we have experienced such ownership changes, and, upon the closing of this offering, may experience, an additional “ownership change.” We may also experience ownership changes in the future as a result of subsequent shifts in our stock ownership. As of December 31, 2013, we had federal and state net operating loss carryforwards of approximately $17.1 million and $16.9 million, respectively, and federal and state research and development credits of $0.4 million and $0.2 million, respectively, which could be limited if we experience subsequent “ownership changes.”

Unstable market and economic conditions may have serious adverse consequences on our business, financial condition and stock price.

As widely reported, global credit and financial markets have experienced extreme disruptions in the past several years, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, and uncertainty about economic stability. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. Our general business strategy may be adversely affected by any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, or do not improve, it may make any necessary debt or equity financing more difficult, more costly, and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to delay or abandon clinical development plans. In addition, there is a risk that one or more of our current service providers, manufacturers and other partners may not survive these difficult economic times, which could directly affect our ability to attain our operating goals on schedule and on budget.

At December 31, 2013, we had approximately $13.9 million of cash, cash equivalents and short-term investments. While we are not aware of any downgrades, material losses, or other significant deterioration in the fair value of our cash equivalents since December 31, 2013, no assurance can be given that further deterioration of the global credit and financial markets would not negatively impact our current portfolio of cash equivalents or marketable securities or our ability to meet our financing objectives. Furthermore, our stock price may decline due in part to the volatility of the stock market and the general economic downturn.

Risks Related to Our Intellectual Property

We currently rely on method-of-use and formulation patents to protect LUM001 and a combination of composition-of-matter, method-of-use, and formulation patents to protect LUM002.

We currently own patent applications in the United States, Europe, and other countries covering the methods of treating cholestasis using ASBT inhibitors, or ASBTis, including LUM001 and LUM002, with limited systemic exposure. We also own patent applications in the United States, Europe, and other countries covering the pediatric formulations of such ASBTis. We cannot guarantee you that a patent based on any of these patent applications will ever be issued. We do not have patents or patent applications covering LUM001 as a composition of matter. Therefore, the primary intellectual property protection for our LUM001 program will be any patents granted on the pending method-of-use and formulation patent applications.

We have licensed patents and patent applications in the United States, Europe and other countries from Sanofi which cover LUM002 as a composition of matter. The LUM002 program will utilize a combination of composition-of-matter, method-of-use and formulation patents.

Composition-of-matter patents on active pharmaceutical ingredients are generally considered to be the strongest form of intellectual property protection for pharmaceutical products, as such patents provide protection without regard to any method of use. Method-of-use patents protect the use of a product for the specified method.

Method-of-use patents do not prevent a competitor from making and marketing a product that is identical to our product for an indication that is outside the scope of the patented method. Moreover, even if competitors do not actively promote their products for our targeted indication(s), physicians may prescribe these products “off-label.” Although off-label prescriptions may infringe or contribute to the infringement of method-of-use patents, the practice is common and such infringement is difficult to prevent or prosecute.

If our efforts to protect the proprietary nature of the intellectual property related to our product candidates are not adequate, we may not be able to compete effectively in our market.

We rely upon a combination of patents, trade secret protection and confidentiality agreements to protect the intellectual property related to our technologies. Any disclosure to or misappropriation by third parties of our confidential proprietary information could enable competitors to quickly duplicate or surpass our technological achievements, thus eroding our competitive position in our market.

We cannot be certain that the claims in our granted patents and pending patent applications covering LUM001 or LUM002 will be considered patentable by the United States Patent and Trademark Office, or the USPTO, courts in the United States, or by patent offices and courts in foreign countries. Furthermore, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the United States. As a result, we may encounter significant problems in protecting and defending our intellectual property abroad.

The strength of patents in the biotechnology and pharmaceutical fields involves complex legal and scientific questions and can be uncertain. The patent applications that we own or in-license may fail to result in issued patents with claims that cover LUM001 or LUM002 in the United States or in foreign countries. Even if such patents do successfully issue, third parties may challenge the validity, enforceability or scope thereof, which may result in such patents being narrowed, invalidated or held unenforceable. Any successful opposition to our patents could deprive us of exclusive rights necessary for the successful commercialization of LUM001 or LUM002. Furthermore, even if they are unchallenged, our patents may not adequately protect our intellectual property, provide exclusivity for LUM001 or LUM002 or prevent others from designing around our claims. If the breadth or strength of protection provided by the patents we hold with respect to LUM001 or LUM002 is threatened, it could dissuade companies from collaborating with us to develop, or threaten our ability to commercialize, LUM001 or LUM002. Further, if we encounter delays in our development efforts, including our clinical trials, the period of time during which we could market LUM001 or LUM002 under patent protection would be reduced. In addition, patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years after it is filed. Various extensions may be available; however the life of a patent, and the protection it affords, is limited. Without patent protection for our product candidates, we may be open to competition from generic medications.

For U.S. patent applications in which claims are entitled to a priority date before March 16, 2013, an interference proceeding can be provoked by a third party or instituted by the USPTO to determine who was the first to invent any of the subject matter covered by the patent claims of our patents or patent applications. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Our participation in an interference proceeding may fail and, even if successful, may result in substantial costs and distract our management and other employees.

For U.S. patent applications containing a claim not entitled to priority before March 16, 2013, there is greater level of uncertainty in the patent law. In September 2011, the Leahy-Smith America Invents Act, or the

American Invents Act, was signed into law. The American Invents Act includes a number of significant changes to U.S. patent law, including provisions that affect the way patent applications will be prosecuted and may also affect patent litigation. The USPTO is currently developing regulations and procedures to govern the administration of the American Invents Act, and many of the substantive changes to patent law associated with the American Invents Act, and in particular, the “first to file” provisions, were enacted on March 16, 2013. This will require us to be cognizant going forward of the time from invention to filing of a patent application. It is not clear what other, if any, impact the American Invents Act will have on the operation of our business. Moreover, the American Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business and financial condition.

In addition to the protection afforded by patents, we rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable, or that we elect not to patent, processes for which patents are difficult to enforce and any other elements of our product candidates and drug discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. However, trade secrets can be difficult to protect. We require all of our employees, consultants, advisors and any third parties who have access to our proprietary know-how, information or technology, such as third parties involved in the manufacture of our product candidates, such as LUM002, and third parties involved in our clinical trials (such as the National Institute of Diabetes and Digestive and Kidney Diseases, a division within the National Institutes of Health, with respect to LUM001), to enter into confidentiality agreements. We cannot be certain that all such agreements have been duly executed, that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Misappropriation or unauthorized disclosure of our trade secrets could impair our competitive position and may have a material adverse effect on our business. Additionally, if the steps taken to maintain our trade secrets are deemed inadequate, we may have insufficient recourse against third parties for misappropriating the trade secret. For example, the FDA, as part of its Transparency Initiative, is currently considering whether to make additional information publicly available on a routine basis, including information that we may consider to be trade secrets or other proprietary information, and it is not clear at the present time how the FDA’s disclosure policies may change in the future, if at all. If we are unable to prevent unauthorized material disclosure of our intellectual property to third parties, we may not be able to establish or maintain a competitive advantage in our market, which could materially adversely affect our business, operating results and financial condition.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent process. Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on any issued patents and/or applications are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of the patents and/or applications. We have systems in place to remind us to pay these fees, and we employ an outside firm and rely on our outside counsel to pay these fees due to foreign patent agencies. While an inadvertent lapse may sometimes be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, our competitors might be able to enter the market earlier than should otherwise have been the case, which would have a material adverse effect on our business.

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

As is the case with other biotechnology companies, our success is heavily dependent on intellectual property, particularly on obtaining and enforcing patents. Obtaining and enforcing patents in the biotechnology industry involve both technological and legal complexity, and is therefore costly, time-consuming and inherently uncertain. In addition, the United States has recently enacted and is currently implementing wide-ranging patent reform legislation. Further, recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on our product candidates in all countries throughout the world would be prohibitively expensive. In addition, the laws of some foreign countries do not protect intellectual property rights in the same manner and to the same extent as laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection but enforcement of such patent protection is not as strong as that in the United States. These products may compete with our products and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

The requirements for patentability may differ in certain countries, particularly developing countries. For example, unlike other countries, China has a heightened requirement for patentability, and specifically requires a detailed description of medical uses of a claimed drug. In India, unlike the United States, there is no link between regulatory approval for a drug and its patent status. In addition to India, certain countries in Europe and developing countries, including China, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In those countries, we may have limited remedies if patents are infringed or if we are compelled to grant a license to a third party, which could materially diminish the value of those patents. This could limit our potential revenue opportunities. Accordingly, our efforts to enforce intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we own or license.

If we fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our licensors, we could lose license rights that are important to our business.

We are a party to a number of license agreements under which we are granted intellectual property rights that are important to our business. For example, certain trade secrets related to LUM001 are licensed from Pfizer, and patents, patent applications and trade secrets related to LUM002 are licensed from Sanofi. Our existing license agreements as related to LUM001 and LUM002 impose various development, regulatory and/or commercial diligence obligations, payment of milestones and/or royalties and other obligations. If we fail to comply with our obligations under a license agreement, or we are subject to a bankruptcy, the license agreement may be terminated, in which event we would not be able to develop, commercialize or market LUM001 or LUM002, as the case may be. See “Business—License Agreements” for a description of our license agreements, which includes a description of the termination provisions of these license agreements.

Licensing of intellectual property rights is of critical importance to our business and involves complex legal, business and scientific issues. Disputes may arise between us and our licensors regarding intellectual property rights subject to a license agreement, including:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	whether and the extent to which our technology and processes infringe on intellectual property rights of the licensor that are not subject to the licensing agreement;

•	our right to sublicense intellectual property rights to third parties under collaborative development relationships;

•

our diligence obligations with respect to the use of the licensed technology in relation to our development and commercialization of our product candidates, and what activities satisfy those diligence obligations; and

•	the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners.

If disputes over intellectual property rights that we have licensed prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, our business, results of operations, financial condition and prospects may be adversely affected. We may enter into additional licenses in the future and if we fail to comply with obligations under those agreements, we could suffer adverse consequences.

We may not be successful in obtaining or maintaining necessary rights to product components and processes for our development pipeline through acquisitions and in-licenses.

Presently we have intellectual property rights, through licenses from third parties and under patents that we own, related to our product candidates. Because our programs may involve additional product candidates that require the use of proprietary rights held by third parties, the growth of our business will likely depend in part on our ability to acquire, in-license or use these proprietary rights. In addition, our product candidates may require specific formulations to work effectively and efficiently and these rights may be held by others. We may be unable to acquire or in-license proprietary rights related to any compositions, formulations, methods of use, processes or other intellectual property rights from third parties that we identify as being necessary for our product candidates. Even if we are able to obtain a license to such proprietary rights, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. In that event, we may be required to expend significant time and resources to develop or license replacement technology.

The licensing and acquisition of third-party proprietary rights is a competitive area, and companies, which may be more established, or have greater resources than we do, may also be pursuing strategies to license or acquire third-party proprietary rights that we may consider necessary or attractive in order to commercialize our product candidates. More established companies may have a competitive advantage over us due to their size, cash resources and greater clinical development and commercialization capabilities.

For example, we collaborate with U.S. and foreign academic institutions to accelerate our preclinical research or development under written agreements with these institutions, including a Cooperative Research and Development Agreement with the National Institute of Diabetes and Digestive and Kidney Diseases. Typically, these institutions provide us with an option to negotiate an exclusive license to any of the institution’s proprietary rights in technology resulting from the collaboration. Regardless of such option to negotiate a license, we may be unable to negotiate a license within the specified time frame or under terms that are acceptable to us. If we are unable to do so, the institution may offer, on an exclusive basis, their proprietary rights to other parties, potentially blocking our ability to pursue our program.

In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us, either on reasonable terms, or at all. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment, or at all. If we are unable to successfully obtain rights to required third-party intellectual property rights on commercially reasonable terms, our ability to commercialize our products, and our business, financial condition and prospects for growth could suffer.

Third-party claims alleging intellectual property infringement may prevent or delay our drug discovery and development efforts.

Our commercial success depends in part on our avoiding infringement of the patents and proprietary rights of third parties. There is a substantial amount of litigation, both within and outside the United States, involving patents and other intellectual property rights in the biotechnology and pharmaceutical industries, as well as administrative proceedings for challenging patents, including interference and reexamination proceedings before the USPTO or oppositions and other comparable proceedings in foreign jurisdictions. Recently, the America Invents Act introduced new procedures including inter partes review and post grant review. The implementation of these procedures brings uncertainty to the possibility of challenges to our patents in the future and the outcome of such challenges. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing our product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our activities related to our product candidates may give rise to claims of infringement of the patent rights of others.

We cannot assure you that any of our current or future product candidates will not infringe existing or future patents. We may not be aware of patents that have already issued that a third party might assert are infringed by one of our current or future product candidates. Nevertheless, we are not aware of any issued patents that will prevent us from marketing our product candidates.

Third parties may assert that we are employing their proprietary technology without authorization. There may be third-party patents of which we are currently unaware with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our product candidates. Because patent applications can take many years to issue and may be confidential for eighteen (18) months or more after filing, there may be currently pending third-party patent applications which may later result in issued patents that our product candidates or our technologies may infringe, or which such third parties claim are infringed by the use of our technologies.

Parties making claims against us for infringement or misappropriation of their intellectual property rights may seek and obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize one or more of our product candidates. Defense of these claims, regardless of their merit, would involve substantial expenses and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees if we are found to be willfully infringing a third party’s patents, obtain one or more licenses from third parties, pay royalties or redesign our infringing products, which may be impossible or require substantial time and monetary expenditure. We cannot predict whether any such license would be available at all or whether it would be available on commercially reasonable terms. Furthermore, even in the absence of litigation, we may need to obtain licenses from third parties to advance our research or allow commercialization of our product candidates. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In that event, we would be unable to further develop and commercialize our product candidates, which could harm our business significantly. Even if we were able to obtain a license, the rights may be nonexclusive, which may give our competitors access to the same intellectual property.

In addition to infringement claims against us, if third parties have prepared and filed patent applications in the United States that also claim technology to which we have rights, we may have to participate in interference proceedings in the USPTO to determine the priority of invention. Third parties may also attempt to initiate reexamination, post grant review or inter partes review of our patents in the USPTO. We may also become involved in similar proceedings in the patent offices in other jurisdictions regarding our intellectual property rights with respect to our products and technology.

We may be involved in proceedings to protect or enforce our patents or the patents of our licensors, which could be expensive, time-consuming and unsuccessful.

Third parties may infringe, misappropriate or otherwise violate our patents, patents that may issue to us in the future, or the patents of our licensors that are licensed to us. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. We may not be able to prevent, alone or with our licensors, misappropriation of our intellectual property rights, particularly in countries where the laws may not protect those rights as fully as in the United States.

Generic drug manufacturers may develop, seek approval for, and launch generic versions of our products. If we file an infringement action against such a generic drug manufacturer, that company challenge the scope, validity or enforceability of our or our or our licensors’ patents, requiring us and/or our licensors to engage in complex, lengthy and costly litigation or other proceedings.

In addition, if we or one of our licensors initiated legal proceedings against a third party to enforce a patent covering one of our product candidates, the defendant could counterclaim that the patent covering our product candidate, as applicable, is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace, and there are numerous grounds upon which a third party can assert invalidity or unenforceability of a patent. Such proceedings could result in revocation or amendment to our patents in such a way that they no longer cover our product candidates. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our product candidates. Such a loss of patent protection could have a material adverse impact on our business.

Litigation proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Finally, we may not be able to prevent, alone or with the support of our licensors, misappropriation of our trade secrets or confidential information, particularly in countries where the laws may not protect those rights as fully as in the United States.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties.

We have received confidential and proprietary information from third parties. In addition, we employ individuals who were previously employed at other biotechnology or pharmaceutical companies. We may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise improperly used or disclosed confidential information of these third parties or our employees’ former employers. Further, we may be subject to ownership disputes in the future arising, for example, from conflicting obligations of consultants or others who are involved in developing our product candidates. We may also be subject to claims that former employees, collaborators or other third parties have an ownership interest in our patents or other intellectual property. Litigation may be necessary to defend against these and other claims challenging our right to and use of confidential and proprietary information. If we fail in defending any such claims, in addition to paying monetary damages, we may lose our rights therein. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against these claims, litigation could result in substantial cost and be a distraction to our management and employees.

Risks Related to This Offering and Ownership of our Common Stock

We do not know whether an active, liquid and orderly trading market will develop for our common stock or what the market price of our common stock will be and as a result it may be difficult for you to sell your shares of our common stock.

Prior to this offering there has been no public market for shares of our common stock. Although we have applied to list our common stock on The NASDAQ Global Market, an active trading market for our shares may never develop or be sustained following this offering. You may not be able to sell your shares quickly or at the market price if trading in shares of our common stock is not active. The initial public offering price for our common stock was determined through negotiations with the underwriters, and the negotiated price may not be indicative of the market price of the common stock after the offering. As a result of these and other factors, you may be unable to resell your shares of our common stock at or above the initial public offering price. Further, an inactive market may also impair our ability to raise capital by selling shares of our common stock and may impair our ability to enter into strategic partnerships or acquire companies or products by using our shares of common stock as consideration.

The price of our stock may be volatile, and you could lose all or part of your investment.

The trading price of our common stock following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control, including limited trading volume. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this prospectus, these factors include:

•

the commencement, enrollment or results of our ongoing and planned Phase 2 clinical trials of LUM001 for ALGS, PFIC, PBC and PSC, our planned Phase 3 clinical trials of LUM001 for PBC and PSC, and our planned Phase 2 clinical trial for LUM002 for NASH or any future clinical trials we may conduct, or changes in the development status of LUM001 or LUM002;

•

any delay in our regulatory filings for LUM001 or LUM002 and any adverse development or perceived adverse development with respect to the applicable regulatory authority’s review of such filings, including without limitation the FDA’s issuance of a “refusal to file” letter or a request for additional information;

•	adverse results or delays in clinical trials;

•	our decision to initiate a clinical trial, not to initiate a clinical trial or to terminate an existing clinical trial;

•	adverse regulatory decisions, including failure to receive regulatory approval for our product candidates;

•	changes in laws or regulations applicable to our products, including but not limited to clinical trial requirements for approvals;

•	the failure to obtain adequate reimbursement of our product candidates;

•	adverse developments concerning our manufacturers;

•	our inability to obtain adequate product supply for any approved drug product or inability to do so at acceptable prices;

•	our inability to establish collaborations if needed;

•	our failure to commercialize our product candidates;

•	additions or departures of key scientific or management personnel;

•	unanticipated serious safety concerns related to the use of our product candidates;

•	introduction of new products or services offered by us or our competitors;

•	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;

•	our ability to effectively manage our growth;

•	the size and growth, if any, of the ALGS, PFIC, PBC, PSC and NASH markets and other targeted markets;

•	our ability to successfully enter new markets or develop additional product candidates;

•	actual or anticipated variations in quarterly operating results;

•	our cash position;

•	our failure to meet the estimates and projections of the investment community or that we may otherwise provide to the public;

•	publication of research reports about us or our industry or positive or negative recommendations or withdrawal of research coverage by securities analysts;

•	changes in the market valuations of similar companies;

•	overall performance of the equity markets;

•	issuances of debt or equity securities;

•	sales of our common stock by us or our stockholders in the future;

•	trading volume of our common stock;

•	changes in accounting practices;

•	ineffectiveness of our internal controls;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

•	significant lawsuits, including patent or stockholder litigation;

•	general political and economic conditions; and

•	other events or factors, many of which are beyond our control.

In addition, the stock market in general, and The NASDAQ Global Market and biotechnology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance. If the market price of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of a company’s securities. This type of litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources, which would harm our business, operating results or financial condition.

We do not intend to pay dividends on our common stock so any returns will be limited to the value of our stock.

We have never declared or paid any cash dividend on our common stock. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to stockholders will therefore be limited to the appreciation of their stock.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Prior to this offering, our executive officers, directors, 5% stockholders and their affiliates owned approximately 91% of our voting stock as of April 1, 2014, and, upon the closing of this offering, that same group will hold approximately     % of our outstanding voting stock (assuming no exercise of the underwriters’ over-allotment option) in each case based on the initial public offering price of $         per share. In addition, our principal stockholder, Alta Partners VIII, LP, owns approximately 34% of our outstanding voting stock as of April 1, 2014 and will hold approximately     % of our outstanding voting stock (assuming no exercise of the underwriters’ over-allotment option) in each case based on the initial public offering price of $         per share. Therefore, even after this offering, these stockholders will have the ability to influence us through this ownership position. These stockholders may be able to determine all matters requiring stockholder approval. For example, these stockholders may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

The initial public offering price is substantially higher than the net tangible book value per share of our common stock. Investors purchasing common stock in this offering will pay a price per share that substantially exceeds the book value of our tangible assets after subtracting our liabilities. As a result, investors purchasing common stock in this offering will incur immediate dilution of $         per share, based on the initial public offering price of $         per share. Further, investors purchasing common stock in this offering will contribute approximately     % of the total amount invested by stockholders since our inception, but will own only approximately     % of the shares of common stock outstanding after giving effect to this offering.

This dilution is due to our investors who purchased shares prior to this offering having paid substantially less when they purchased their shares than the price offered to the public in this offering and the exercise of stock options granted to our employees. To the extent outstanding options or warrants are exercised, there will be further dilution to new investors. As a result of the dilution to investors purchasing shares in this offering, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of our liquidation. For a further description of the dilution that you will experience immediately after this offering, see “Dilution.”

We are an emerging growth company, and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years following the year in which we complete this offering, although circumstances could cause us to lose that status earlier, including if the market value of our common stock held by non-affiliates exceeds $700.0 million as of any June 30 before that time or if we have total annual gross revenue of $1.0 billion or more during any fiscal year before that time, in which cases we would no longer be an emerging growth company as of the following December 31 or, if we issue more than $1.0 billion in non-convertible debt during any three year period before that time, we would cease to be an emerging growth company immediately. Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company” which would allow us to take advantage of many of the same exemptions from disclosure requirements including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. As a result, changes in rules of U.S. generally accepted accounting principles or their interpretation, the adoption of new guidance or the application of existing guidance to changes in our business could significantly affect our financial position and results of operations.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.

After the closing of this offering, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, the Sarbanes-Oxley Act and the rules and regulations of The NASDAQ Global Market. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Commencing with our fiscal year ending December 31, 2015, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 10-K filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. This will require that we incur substantial additional professional fees and internal costs to expand our accounting and finance functions and that we expend significant management efforts. Prior to this offering, we have never been required to test our internal controls within a specified period, and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner.

We may discover weaknesses in our system of internal financial and accounting controls and procedures that could result in a material misstatement of our consolidated financial statements. Our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If that were to happen, the market price of our stock could decline and we could be subject to sanctions or investigations by NASDAQ, the SEC or other regulatory authorities.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, which will require, among other things, that we file with the Securities and Exchange Commission, or the SEC, annual, quarterly and current reports with respect to our business and financial condition. In addition, the Sarbanes-Oxley Act, as well as rules subsequently adopted by the SEC and The NASDAQ Global Market to implement provisions of the Sarbanes-Oxley Act, impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Further, in July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was enacted. There are significant corporate governance and executive compensation related provisions in the Dodd-Frank Act that require the SEC to adopt additional rules and regulations in these areas such as “say on pay” and proxy access. Recent legislation permits emerging growth companies to implement many of these requirements over a longer period and up to five years from the pricing of this offering. We intend to take advantage of this new legislation but cannot guarantee that we will not be required to implement these requirements sooner than budgeted or planned and thereby incur unexpected expenses. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate.

We expect the rules and regulations applicable to public companies to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. If these requirements divert the attention of our management and personnel from other business concerns, they could have a material adverse effect on our business, financial condition and results of operations. The increased costs will decrease our net income or increase our consolidated net loss, and may require us to reduce costs in other areas of our business or increase the prices of our products or services. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

Sales of a substantial number of shares of our common stock by our existing stockholders in the public market could cause our stock price to fall.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline. Based on shares of common stock outstanding as of April 1, 2014, upon the closing of this offering we will have outstanding a total of              shares of common stock. Of these shares, only the shares of common stock sold in this offering by us, plus any shares sold upon exercise of the underwriters’ over-allotment option, will be freely tradable without restriction in the public market immediately following this offering. Citigroup Global Markets Inc., however, may, in its sole discretion, permit our officers, directors and other stockholders who are subject to these lock-up agreements to sell shares prior to the expiration of the lock-up agreements.

We expect that the lock-up agreements pertaining to this offering will expire 180 days from the date of this prospectus. After the lock-up agreements expire, up to an additional              shares of common stock will be eligible for sale in the public market, of which shares are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act, based on the initial public offering price of $         per share. In addition, shares of common stock that are either subject to outstanding options or reserved for future issuance under our employee benefit plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act. If these additional shares of common stock are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

After this offering, the holders of 66,352,011 shares of our common stock as of April 1, 2014 will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the 180-day lock-up agreements described above and based on the initial public offering price of $         per share. See “Description of Capital Stock—Registration Rights.” Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares held by affiliates, as defined in Rule 144 under the Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.

Future sales and issuances of our common stock or rights to purchase common stock, including pursuant to our equity incentive plans, could result in additional dilution of the percentage ownership of our stockholders and could cause our stock price to fall.

We expect that significant additional capital may be needed in the future to continue our planned operations, including conducting clinical trials, commercialization efforts, expanded research and development activities and costs associated with operating a public company. To raise capital, we may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell common stock, convertible securities or other equity securities, investors may be materially diluted by subsequent sales. Such sales may also result in material dilution to our existing stockholders, and new investors could gain rights, preferences and privileges senior to the holders of our common stock, including shares of common stock sold in this offering.

Pursuant to our 2014 equity incentive plan, or the 2014 plan, which will become effective on the business day prior to the public trading date of our common stock, our management is authorized to grant stock options to our employees, directors and consultants. Additionally, the number of shares of our common stock reserved for issuance under our 2014 plan will automatically increase on January 1 of each year, beginning on January 1, 2015 (assuming the 2014 plan becomes effective before such date) and continuing through and including January 1, 2024, by     % of the total number of shares of our capital stock outstanding on December 31 of the preceding calendar year, or a lesser number of shares determined by our board of directors. Unless our board of directors elects not to increase the number of shares available for future grant each year, our stockholders may experience additional dilution, which could cause our stock price to fall.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because pharmaceutical companies have experienced significant stock price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the section entitled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment. We expect to use the net proceeds from this offering to fund the development of LUM001 and LUM002 and to fund working capital, including general operating expenses and pre-commercialization activities. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our stockholders. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

Anti-takeover provisions under our charter documents and Delaware law could delay or prevent a change of control which could limit the market price of our common stock and may prevent or frustrate attempts by our stockholders to replace or remove our current management.

Our amended and restated certificate of incorporation and amended and restated bylaws, which are to become effective at or prior to the closing of this offering, contain provisions that could delay or prevent a change of control of our company or changes in our board of directors that our stockholders might consider favorable. Some of these provisions include:

•	a board of directors divided into three classes serving staggered three-year terms, such that not all members of the board will be elected at one time;

•	a prohibition on stockholder action through written consent, which requires that all stockholder actions be taken at a meeting of our stockholders;

•

a requirement that special meetings of stockholders be called only by the chairman of the board of directors, the chief executive officer, the president or by a majority of the total number of authorized directors;

•	advance notice requirements for stockholder proposals and nominations for election to our board of directors;

•

a requirement that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than two-thirds of all outstanding shares of our voting stock then entitled to vote in the election of directors;

•

a requirement of approval of not less than two-thirds of all outstanding shares of our voting stock to amend any bylaws by stockholder action or to amend specific provisions of our certificate of incorporation; and

•

the authority of the board of directors to issue preferred stock on terms determined by the board of directors without stockholder approval and which preferred stock may include rights superior to the rights of the holders of common stock.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporate Law, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These anti-takeover provisions and other provisions in our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult for stockholders or potential acquirors to obtain control of our board of directors or initiate actions that are opposed by the then-current board of directors and could also delay or impede a merger, tender offer or proxy contest involving our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing or cause us to take other corporate actions you desire. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of our company, the trading price for our stock would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price may decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. We may, in some cases, use words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of those terms, and similar expressions that convey uncertainty of future events or outcomes to identify these forward-looking statements. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. Forward-looking statements in this prospectus include, but are not limited to, statements about:

•	the success, cost and timing of our product development activities and clinical trials;

•

our ability to obtain and maintain regulatory approval for LUM001, LUM002, and any of our future product candidates, and any related restrictions, limitations, and/or warnings in the label of an approved product candidate;

•	our ability to obtain funding for our operations;

•	the commercialization of our product candidates, if approved;

•	our plans to research, develop and commercialize our product candidates;

•	our ability to attract collaborators with development, regulatory and commercialization expertise;

•	future agreements with third parties in connection with the commercialization of LUM001, LUM002 or any other approved product;

•	the size and growth potential of the markets for our product candidates, and our ability to serve those markets;

•	the rate and degree of market acceptance of our product candidates, as well as the reimbursement coverage for our product candidates;

•	regulatory developments in the United States and foreign countries;

•	the performance of our third-party suppliers and manufacturers;

•	the success of competing therapies that are or may become available;

•	our ability to attract and retain key scientific or management personnel;

•	the accuracy of our estimates regarding expenses, future revenues, capital requirements and needs for additional financing;

•	our expectations regarding the period during which we qualify as an emerging growth company under the JOBS Act;

•	our use of the proceeds from this offering; and

•	our expectations regarding our ability to obtain and maintain intellectual property protection for our product candidates.

These forward-looking statements reflect our management’s beliefs and views with respect to future events and are based on estimates and assumptions as of the date of this prospectus and are subject to risks and uncertainties. We discuss many of these risks in greater detail under “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Given these uncertainties, you should not place undue reliance on these forward-looking statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of the forward-looking statements in this prospectus by these cautionary statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

This prospectus also contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry, including the prevalence of our target indications. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions and estimates of our future performance and the future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $         million (or approximately $         million if the underwriters exercise their over-allotment option in full) from the sale of the shares of common stock offered by us in this offering, based on an assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) the net proceeds to us from this offering by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Similarly, a one million share increase (decrease) in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us by $         million, assuming the assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus), remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to obtain additional capital to support our operations, to establish a public market for our common stock and to facilitate our future access to the public equity markets. We anticipate that we will use the net proceeds of this offering for the following purposes:

•	approximately $ million to fund the development of LUM001;

•	approximately $ million to fund the development of LUM002; and

•	the remainder to fund working capital, including general operating expenses and pre-commercialization activities.

We may also use a portion of the remaining net proceeds to in-license, acquire, or invest in complementary businesses, technologies, products or assets. However we have no current commitments or obligations to do so.

We believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will be sufficient to fund our operations through at least the next 24 months. In particular, we expect that the net proceeds from this offering, along with our existing cash and cash equivalents, will allow us to complete our ongoing and planned Phase 2 clinical trials of LUM001 for ALGS, PFIC, PBC and PSC and our planned Phase 2 clinical trial of LUM002 for NASH, as well as to initiate our planned Phase 3 clinical trials of LUM001 for PBC and PSC. However, changing circumstances may cause us to consume capital significantly faster than we currently anticipate, and we may need to spend more money than currently expected because of circumstances beyond our control.

Our expected use of net proceeds from this offering represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the closing of this offering, or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual use of the net proceeds will vary depending on numerous factors, including the progress of our clinical trials and other development efforts for LUM001 and LUM002 and other factors described in “Risk Factors” in this prospectus, as well as the amount of cash we use in our operations. As a result, our management will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the net proceeds of this offering. In addition, we might decide to postpone or not pursue clinical trials or preclinical activities if the net proceeds from this offering and the other sources of cash are less than expected.

Pending their use, we plan to invest the net proceeds from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. We do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions, business prospects and other factors our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization:

•	on an actual basis as of December 31, 2013;

•

on a pro forma basis, giving effect to (1) the sale and issuance of 29,727,063 shares of our Series B preferred stock in March 2014, (2) the conversion of all our outstanding convertible preferred stock as of December 31, 2013 and the Series B preferred stock issued in March 2014 into an aggregate of 65,362,011 shares of our common stock automatically in connection with the closing of this offering, and (3) the filing of our amended and restated certificate of incorporation, which will occur immediately prior to the closing of this offering; and

•

on a pro forma as adjusted basis, giving effect to the pro forma adjustments discussed above and giving further effect to the sale by us of              shares of our common stock in this offering at an assumed initial public offering price of $          per share (the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma information below is illustrative only and our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	As of December 31, 2013
	Actual	Pro Forma	Pro Forma as Adjusted(1)
	(in thousands, except share and per share data)
Cash and cash equivalents	$13,884	$59,384

Convertible preferred stock:
Series A preferred stock, $0.001 par value: 38,991,196 shares authorized and 32,991,201 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	$32,806	$—
Series A-1 preferred stock, $0.001 par value: 3,000,000 shares authorized and 2,643,747 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	2,644	—
Stockholders’ equity (deficit):
Preferred stock, $0.001 par value: no shares authorized, issued or outstanding, actual; 10,000,000 shares authorized and no shares issued or outstanding, pro forma and pro forma as adjusted	—	—
Common stock, $0.001 par value: 48,750,000 shares authorized and 1,201,166 shares issued and outstanding, actual; 200,000,000 shares authorized and 66,563,177 shares issued and outstanding, pro forma, and 200,000,000 shares authorized and shares issued and outstanding, pro forma as adjusted	1	66
Additional paid-in-capital	238	81,123
Deficit accumulated during the development stage	(24,598)	(24,598)

Total stockholders’ equity (deficit)	(24,359)	56,591

Total capitalization	$11,091	$56,591

(1)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase or decrease, respectively, the amount of cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering costs payable by us. Each one million share increase or decrease in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase or decrease, respectively, the amount of cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $ million, assuming the assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus) remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses by us.

The number of shares of common stock shown in the table above is based on the number of shares of our common stock outstanding as of December 31, 2013, and excludes:

•	8,017,068 shares of common stock issuable upon the exercise of outstanding stock options as of April 1, 2014, at a weighted-average exercise price of $0.48 per share;

•	4,166 shares of common stock issued pursuant to the exercise of stock options in January and February 2014

•

10,000 shares of common stock issuable upon the exercise of an outstanding warrant as of April 1, 2014, at an exercise price of $0.11 per share, which outstanding warrant will be automatically cancelled upon the closing of this offering if not previously exercised;

•	shares of common stock reserved for future issuance under the ESPP, which will become effective upon the execution and delivery of the underwriting agreement for this offering; and

•

            shares of common stock reserved for future issuance under the 2014 plan (plus 866,600 shares of common stock reserved for future issuance under the 2012 plan as of April 1, 2014, which shares will be added to the shares reserved under the 2014 plan upon its effectiveness), which will occur upon the execution and delivery of the underwriting agreement for this offering.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

Our historical net tangible book deficit as of December 31, 2013 was approximately $24.4 million, or $20.28 per share of our common stock. Our historical net tangible book deficit is the amount of our total tangible assets less our liabilities and convertible preferred stock, which is not included within stockholders’ deficit. Historical net tangible book deficit per share is our historical net tangible book deficit divided by the number of shares of common stock outstanding as of December 31, 2013.

Our pro forma net tangible book value as of December 31, 2013 was $56.6 million, or $0.85 per share of common stock. Pro forma net tangible book value gives effect to (1) the sale and issuance of 29,727,063 shares of our Series B preferred stock in March 2014, and (2) the conversion of all of our outstanding convertible preferred stock (including the Series B preferred stock issued in March 2014) into an aggregate of 65,362,011 shares of our common stock, which will occur automatically in connection with the closing of this offering.

Pro forma as adjusted net tangible book value is our pro forma net tangible book value, plus the effect of the sale of              shares of our common stock in this offering at an assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $         per share to our existing stockholders, and an immediate dilution of $         per share to new investors participating in this offering.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share, the midpoint of the price range set forth on the cover page of this prospectus			$
Historical net tangible book deficit per share as of December 31, 2013		$(20.28)
Pro forma increase in net tangible book value per share as of December 31, 2013 attributable to pro forma transactions described in the preceding paragraphs		$21.13

Pro forma net tangible book value per share as of December 31, 2013		$0.85
Increase in pro forma net tangible book value per share attributable to investors participating in this offering	$

Pro forma as adjusted net tangible book value per share after this offering
			$

Pro forma as adjusted dilution per share to investors participating in this offering

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by approximately $         per share and the dilution in pro forma per share to investors participating in this offering by approximately $         per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Similarly, a one million share increase (decrease) in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by approximately $         and decrease (increase) the dilution in pro forma per share to investors participating in this offering by approximately $        , assuming the assumed initial public offering

price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus) remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise in full their option to purchase              additional shares of our common stock in this offering, the pro forma as adjusted net tangible book value will increase (decrease) to $         per share, representing an immediate increase in pro forma as adjusted net tangible book value to existing stockholders of $         per share and an immediate decrease (increase) of dilution of $         per share to new investors participating in this offering.

The following table summarizes, on a pro forma as adjusted basis as of December 31, 2013, the number of shares purchased or to be purchased from us, the total consideration paid or to be paid to us, and the average price per share paid or to be paid to us by existing stockholders (including the Series B preferred stock purchased in March 2014) and investors participating in this offering at an assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus), before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. As the table below shows, investors participating in this offering will pay an average price per share substantially higher than our existing stockholders paid.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders before this offering			%	$		%	$
Investors participating in this offering			%			%

Total		100%		$	100%		$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the total consideration paid by investors participating in this offering, total consideration paid by all stockholders and the average price per share paid by all stockholders by approximately $         million, $         million and $        , respectively, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Similarly, a one million share increase (decrease) in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by investors participating in this offering, total consideration paid by all stockholders and the average price per share paid by all stockholders by approximately $         million, $         million and $        , respectively, assuming the assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus) remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their over-allotment option in full to purchase              additional shares of our common stock in this offering, the number of shares of common stock held by existing stockholders will be reduced to     % of the total number of shares of common stock to be outstanding after this offering, and the number of shares of common stock held by investors participating in this offering will be further increased to             , or     % of the total number of shares of common stock to be outstanding after this offering.

The foregoing discussion and tables do not reflect any potential purchases by entities affiliated with certain of our existing stockholders who have indicated an interest in purchasing shares in this offering as described in “Underwriting.”

The foregoing discussion and tables are based on 36,836,114 shares of common stock outstanding as of December 31, 2013, after giving effect to the conversion of our outstanding convertible preferred stock as of December 31, 2013 into an aggregate of 35,634,948 shares of common stock, plus, on a pro forma basis, 29,727,063 shares of Series B preferred stock issued in March 2014 on an as-converted basis, and excludes:

•	8,017,068 shares of common stock issuable upon the exercise of outstanding stock options as of April 1, 2014, at a weighted-average exercise price of $0.48 per share;

•	4,166 shares of common stock issued pursuant to the exercise of stock options in January and February 2014;

•

10,000 shares of common stock issuable upon the exercise of an outstanding warrant as of April 1, 2014, at an exercise price of $0.11 per share, which outstanding warrant will be automatically cancelled upon the closing of this offering if not previously exercised;

•	shares of common stock reserved for future issuance under the ESPP, which will become effective upon the execution and delivery of the underwriting agreement for this offering; and

•

            shares of common stock reserved for future issuance under the 2014 plan (plus 866,600 shares of common stock reserved for future issuance under the 2012 plan as of April 1, 2014, which shares will be added to the shares reserved under the 2014 plan upon its effectiveness), which will occur effective upon the execution and delivery of the underwriting agreement for this offering.

Effective immediately upon the execution and delivery of the underwriting agreement for this offering, an aggregate of             shares of our common stock will be reserved for issuance under the 2014 plan (plus 866,600 shares of common stock reserved for future issuance under our 2012 plan as of April 1, 2014, which shares will be added to the shares reserved under the 2014 plan upon its effectiveness). Furthermore, we may choose to raise additional capital through the sale of equity or convertible debt securities due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent we issue additional shares of common stock or other equity or convertible debt securities in the future, there will be further dilution to investors participating in this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read together with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. We derived the selected consolidated statement of operations data for the years ended December 31, 2012 and 2013 and for the period from January 24, 2011 (inception) to December 31, 2013 and the selected consolidated balance sheet data as of December 31, 2012 and 2013 from our audited consolidated financial statements and related notes appearing elsewhere in this prospectus. The selected consolidated financial data in this section are not intended to replace our consolidated financial statements and the related notes. Our historical results are not necessarily indicative of the results that may be expected in the future.

			Period from January 24, 2011 (Inception) to December 31, 2013

	Year Ended December 31,
	2012	2013
Consolidated Statement of Operations Data:
Operating expenses:
Research and development	$6,684	$13,083	$20,094
General and administrative	1,228	1,968	3,710

Total operating expenses	7,912	15,051	23,804

Loss from operations	(7,912)	(15,051)	(23,804)
Other income (expense):
Interest income	3	—	3
Interest expense	(642)	—	(797)

Net loss	$(8,551)	$(15,051)	$(24,598)

Net loss per share, basic and diluted(1)	$(17.01)	$(14.23)

Weighted average shares outstanding, basic and diluted(1)	502,765	1,057,429

Pro forma net loss per share, basic and diluted (unaudited)(1)		$(0.59)

Shares used to compute pro forma net loss per share, basic and diluted (unaudited)(1)		25,517,313

(1)	See Note 1 to our consolidated financial statements appearing elsewhere in this prospectus for an explanation of the method used to calculate the historical and pro forma basic and diluted net loss per share and the number of shares used in the computation of the per share amounts.

	As of December 31,
	2012	2013
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$12,097	$13,884
Working capital	11,270	10,986
Total assets	12,210	14,263
Convertible preferred stock	20,822	35,450
Deficit accumulated during the development stage	(9,547)	(24,598)
Total stockholders’ deficit	(9,515)	(24,359)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with “Selected Consolidated Financial Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions, such as statements regarding our plans, objectives, expectations, intentions and projections. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Please also see the section entitled “Special Note Regarding Forward-Looking Statements.”

Overview

We are a biopharmaceutical company focused on the development and commercialization of novel products for rare cholestatic liver diseases and serious metabolic disorders, such as NASH, where there is a high unmet medical need. We are developing two clinical-stage product candidates, LUM001 and LUM002, that inhibit ASBT, which is primarily responsible for recycling bile acids from the intestine to the liver. Our product candidates have the potential to treat orphan and more prevalent liver diseases for which there currently are limited therapeutic options. We have exclusive worldwide rights to both of our product candidates. Preclinical and clinical data suggest that blocking bile acid transport with ASBT inhibitors, such as LUM001 and LUM002, has the potential to slow disease progression, improve liver function and enhance the quality of life for patients suffering from cholestatic liver diseases and NASH by reducing bile acid reabsorption.

We are a development stage company founded in January 2011. To date, we have devoted substantially all of our resources to our research and development efforts relating to our product candidates, including conducting clinical trials for our product candidates, acquiring in-licensed intellectual property rights, manufacture of our product candidates, non-clinical testing, providing general and administrative support for these operations and building our intellectual property portfolio. We do not have any products approved for sale and have not generated any revenue. From our inception through December 31, 2013, we have funded our operations primarily through the private placement of preferred stock, common stock and convertible promissory notes totaling $32.2 million.

We have incurred net losses in each year since our inception. Our consolidated net losses were $8.6 million and $15.1 million for the years ended December 31, 2012 and December 31, 2013, respectively. As of December 31, 2013, we had a deficit accumulated during the development stage of $24.6 million. Substantially all our net losses have resulted from costs incurred in connection with our research and development programs, in-license fees and from general and administrative costs associated with our operations. Our net losses may fluctuate significantly from quarter to quarter and year to year, depending on the timing of our clinical trials and our expenditures on other research and development activities.

We expect to continue to incur significant expenses and increasing operating losses for at least the next several years. In the near term, we anticipate that our expenses will increase substantially as we:

•	continue the development of LUM001 for the treatment of ALGS, PFIC, PBC and PSC and LUM002 for the treatment of NASH;

•	manufacture our product candidates for preclinical studies, clinical trials and preparation for commercial launch;

•	seek regulatory approvals in the United States and the European Union for LUM001 for any indications for which we successfully complete clinical trials, and for LUM002 for NASH;

•	establish commercialization and marketing capabilities in North America to commercialize any of our product candidates which may obtain regulatory and marketing approval;

•	create additional infrastructure to support our operations as a public company and our product development and planned commercialization efforts;

•	maintain, expand and protect our intellectual property portfolio;

•	make milestone or other payments under our in-license agreements;

•	attract and retain skilled personnel; and

•	experience any delays or encounter issues with any of the above.

In addition, although we have no current plans to do so, we may in-license, acquire, or invest in complementary businesses, technologies, products or assets. We do not anticipate generating revenues from product sales for the foreseeable future, if ever. Accordingly, to fund further operations we will need to raise capital in addition to the net proceeds of this offering. Until such time that we can generate meaningful revenue from product sales, if ever, we expect to finance our operating activities through public or private equity or debt financings, government or other third-party funding, collaborations, strategic alliances and licensing arrangements or a combination of these. We may not be able to raise additional capital on terms acceptable to us, or at all, and any failure to raise capital as and when needed could compromise our ability to execute on our business plan, which could materially adversely affect our business, financial condition and results of operations.

Financial Operations Overview

Research and Development Expenses

Since our inception, we have devoted substantially all of our resources to our research and development efforts relating to our product candidates, including licensing related intellectual property, manufacturing drug substance, drug product and clinical trial material, conducting non-clinical testing and clinical trials, and providing support for these operations.

Our clinical development program is focused on four indications for our lead product candidate, LUM001, which is the subject of seven ongoing or planned Phase 2 clinical trials, and we anticipate the majority of our financial resources to be dedicated to development of LUM001 in the future. To date, we have initiated or plan to initiate (1) three Phase 2 clinical trials and one 48 week extension study of LUM001 for the treatment of children with ALGS, (2) one Phase 2 clinical trial of LUM001 for the treatment of PBC, (3) one Phase 2 clinical trial of LUM001 for the treatment of children with PFIC, and (4) one Phase 2 clinical trial of LUM001 for the treatment of PSC. Significant portions of our research and development resources are focused on these clinical trials and other work needed to submit LUM001 for the treatment of these indications for regulatory approval in the United States and/or Europe. We plan to conduct a Phase 2 clinical trial of our second product candidate, LUM002, for the treatment of NASH in the second half of this year, and a significant amount of additional research and development resources will be required in order for us to submit LUM002 for regulatory approval in the United States. Our research and development expenses related to the development of LUM001 and LUM002 for these indications consist primarily of:

•	fees paid to contract research organizations, or CROs, in connection with our clinical trials, and other related clinical trial fees;

•

costs related to acquiring and manufacturing drug substance, drug product and clinical trial materials, including continued testing such as process validation and stability of drug substance and drug product;

•	costs related to toxicology testing and other research and non-clinical related studies;

•	in-license fees paid to pharmaceutical companies to acquire intellectual property rights for our product candidates, and potential future milestone payments related to these rights;

•	salaries and related overhead expenses, which include stock-based compensation and benefits, for personnel in research and development functions;

•	fees paid to consultants for research and development activities;

•	research and development operating expenses; and

•	costs related to compliance with regulatory requirements.

We expense research and development costs as incurred. From our inception through December 31, 2013, we have incurred $20.1 million in research and development expenses, the significant majority of which relate to our development of LUM001. Research and development expenses will continue to be significant and will increase for the foreseeable future as we continue the development of LUM001 for the treatment of rare cholestatic liver diseases and LUM002 for the treatment of NASH.

The process of conducting preclinical studies and clinical trials necessary to obtain regulatory approval and obtaining supply of our product candidates for such trials is costly and time consuming. We may never succeed in achieving marketing approval for our product candidates. The probability of success for each product candidate may be affected by numerous factors, including preclinical data, clinical data, competition, manufacturing capability and commercial viability. Our direct research and development expenses consist principally of external costs, such as fees paid to CROs and other service providers in connection with our clinical trials and nonclinical studies, license fees related to intellectual property rights for our product candidates and costs related to acquiring and manufacturing drug substance, drug product and clinical trial materials. We typically use our employee and infrastructure resources across multiple research and development programs. Our internal research and development expenses include employee, consultant, facility and other research and development operating expenses.

The following is a comparison of research and development expenses for the years ended December 31, 2012 and 2013 (in thousands):

	Years Ended December 31,
	2012	2013
External research and development
LUM001
Direct clinical trial costs
ALGS	$154	$1,702
PFIC	—	401
PBC	—	1,596
PSC	—	266

Total direct clinical trial costs	154	3,965
Clinical support, non-clinical, contract manufacturing and license fees	1,999	2,126

Total LUM001 external research and development costs	2,153	6,091
LUM002
Clinical, non-clinical, contract manufacturing and license fees	2,413	3,170

Total LUM002 external research and development costs	2,413	3,170
Internal and unallocated research and development expenses	2,118	3,822

Total research and development expenses	$6,684	$13,083

The successful development of our product candidates is highly uncertain. At this time, we cannot reasonably estimate the nature, timing or costs of the efforts that will be necessary to complete the remainder of the development of our product candidates or the period, if any, in which material net cash inflows from these product candidates may commence. This is due to the numerous risks and uncertainties associated with developing drugs, including the uncertainty of:

•	the scope, rate of progress, results and expense of our ongoing, as well as any additional, clinical trials and other research and development activities; and

•	the timing and receipt of any regulatory approvals.

A change in the outcome of any of these variables with respect to the development of a product candidate could mean a significant change in the costs and timing associated with the development of that product candidate. For example, if the FDA or another regulatory authority were to require us to conduct clinical trials beyond those that we currently anticipate will be required for the completion of clinical development of a product candidate or if we experience significant delays in enrollment in any of our clinical trials, we could be required to expend significant additional financial resources and time on the completion of clinical development. We intend to determine which programs to pursue and how much to fund each program in response to the scientific and clinical success of each product candidate, as well as an assessment of each product candidate’s commercial potential.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and other related costs, including stock-based compensation, and consulting fees for executive, finance, accounting and business development functions. Other significant costs include legal fees relating to patent and corporate matters, facility costs not otherwise included in research and development expenses, and fees for accounting and other consulting services.

We anticipate that our general and administrative expenses will increase in the future to support our continued research and development activities, potential commercialization of our product candidates and the increased costs of operating as a public company. These increases will likely include increased costs related to the hiring of additional personnel and fees to outside consultants, lawyers and accountants, among other expenses. Additionally, we anticipate increased costs associated with being a public company including expenses related to services associated with maintaining compliance with NASDAQ listing rules and SEC requirements and insurance and investor relations costs. In addition, we expect to incur expenses associated with building a commercial organization in connection with and prior to potential future regulatory approval of LUM001.

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which we have prepared in accordance with generally accepted accounting principles in the United States, or GAAP. The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of our consolidated financial statements, as well as expenses during the reported periods. We evaluate these estimates and judgments on an ongoing basis. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in Note 1 to our consolidated financial statements appearing elsewhere in this prospectus, we believe that the following accounting policies are the most critical for fully understanding and evaluating our financial condition and results of operations.

Clinical Trial Accruals

We are required to estimate expenses resulting from our obligations under contracts with CROs, other vendors, consultants and clinical site agreements in connection with conducting clinical trials, including contract manufacturing. The financial terms of these contracts are subject to negotiations which vary from contract to contract and may result in payment flows that do not match the periods over which materials or services are provided under such contracts. We reflect trial expenses in our consolidated financial statements by matching those expenses with the period in which services and efforts are expended. We account for these expenses according to the progress of the trial as measured by patient progression and the timing of various aspects of the trial. We determine accrual estimates through financial models taking into account discussion with clinical personnel and outside service providers as to the progress of trials or the services completed. During the course of a clinical trial, we adjust our rate of clinical expense recognition if actual results differ from our estimates. We make estimates of our accrued expenses as of each balance sheet date in our consolidated financial statements based on facts and circumstances known at that time. Although we do not expect that our estimates will be materially different from amounts actually incurred, our understanding of status and timing of services performed relative to the actual status and timing of services performed may vary and may result in our reporting amounts that are too high or too low for any particular period. Through December 31, 2013, there had been no material adjustments to our prior period estimates of accrued expenses for clinical trials. However, due to the nature of estimates, we cannot assure you that we will not make changes to our estimates in the future as we become aware of additional information about the status or conduct of our clinical trials.

Stock-Based Compensation

Stock-based compensation expense represents the grant date fair value of employee stock option grants recognized over the requisite service period of the awards (usually the vesting period) on a straight-line basis, net of estimated forfeitures.

We account for stock options granted to non-employees using the fair value approach. These options are subject to periodic revaluation to reflect the current fair value at each reporting period until the non-employee completes the performance obligation or the date on which a performance commitment is reached.

As of December 31, 2013, the unrecognized compensation cost related to outstanding employee options and non-employee options was $0.3 million and $0.1 million, respectively, and is expected to be recognized as expense over approximately 2.93 years and 2.26 years, respectively.

We calculate the fair value of stock-based compensation awards using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the use of subjective assumptions, including stock price volatility, the expected life of stock options, risk free interest rate and the fair value of the underlying common stock on the date of grant. Our key assumptions are:

Risk-free interest rate.    We determine the risk-free interest rate by reference to implied yields available from the U.S. Treasury securities with a remaining term equal to the expected life assumed at the date of grant.

Expected volatility.    We do not have sufficient history to estimate the volatility of our common stock price. We calculate expected volatility based on reported data for selected reasonably similar publicly traded companies for which the historical information is available. For the purpose of identifying peer companies, we consider characteristics such as industry, enterprise value, risk profiles, position within the industry and with historical share price information sufficient to meet the expected life of the stock-based awards. We compute the historical volatility data using the daily closing prices for the selected companies’ shares during the equivalent period of the calculated expected term of our stock-based awards.

Expected option term.    We estimate the expected life of our employee stock options using the “simplified” method, whereby the expected life equals the average of the vesting terms and the original contractual term of the option. We expect to use the simplified method until we have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term.

Expected dividend yield.    The assumed dividend yield is based on our expectation of not paying dividends for the foreseeable future.

Estimated forfeitures.    We estimate forfeitures based on our historical analysis of actual stock option forfeitures.

The weighted-average assumptions used in the Black-Scholes option pricing model to determine the fair value of employee stock option grants were as follows:

	Years Ended December 31,
	2012	2013
Risk-free interest rate	0.95%	1.32%
Expected volatility	80.5%	79.6%
Expected option term (in years)	6.08	5.95
Expected dividend yield	0.0%	0.0%

The weighted-average assumptions used in the Black-Scholes option pricing model to determine the fair value of the non-employee stock option grants were as follows:

	Years Ended December 31,
	2012	2013
Risk-free interest rate	1.78%	3.02%
Expected volatility	76.6%	75.6%
Expected term (in years)	9.84	9.77
Expected dividend yield	0.0%	0.0%

Common Stock Valuation

The following table summarizes by grant date the number of shares of common stock underlying stock options granted from January 1, 2012 through the date of this prospectus, as well as the associated per share exercise price and the estimated fair value per share of our common stock on the grant date:

Grant Date	Number of Common Shares Underlying Options Granted	Exercise Price Per Common Share	Estimated Fair Value Per Common Share
November 2, 2012	1,413,000	$0.11	$0.11
January 23, 2013	115,000	0.11	0.11
February 18, 2013	1,860,000	0.11	0.11
April 11, 2013	50,000	0.11	0.11
August 23, 2013	115,000	0.11	0.11
October 30, 2013	1,741,000	0.16	0.16
November 1, 2013	35,000	0.16	0.16
February 26, 2014	435,000	0.93	0.93
March 3, 2014	100,000	0.93	0.93
March 21, 2014	2,128,900	1.13	1.13
March 24, 2014	20,000	1.13	1.13
April 1, 2014	232,292	1.13	1.13

Based on the assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus), the intrinsic value of stock options outstanding as of December 31, 2013 would be $        , of which $         would have been related to stock options that were vested at that date.

Determination of the Fair Value of Common Stock

We are required to estimate the fair value of the common stock underlying our stock-based awards when performing the fair value calculations using the Black-Scholes option pricing model. The fair value of the common stock underlying our stock-based awards was determined on each grant date by our board of directors, with input from management. All options to purchase shares of our common stock are intended to be granted with an exercise price per share no less than the fair value per share of our common stock underlying those options on the date of grant, based on the information known to us on the date of grant. In the absence of a public trading market for our common stock, on each grant date, our board of directors considered various objective and subjective factors, along with input from management, to determine the fair value of our common stock, including:

•

the prices of our convertible preferred stock sold to investors in arm’s length transactions, and the rights, preferences and privileges of our convertible preferred stock as compared to those of our common stock, including the liquidation preferences of our convertible preferred stock;

•	our results of operations, financial position and the status of research and development efforts and achievement of enterprise milestones;

•	the composition of, and changes to, our management team and board of directors;

•	the lack of liquidity of our common stock as a private company;

•	our stage of development and business strategy and the material risks related to our business and industry;

•	external market conditions affecting the life sciences and biotechnology industry sectors; and

•	the likelihood of achieving a liquidity event for the holders of our common stock, such as an initial public offering, or IPO, or a sale of our company, given prevailing market conditions.

In addition to the above factors, as part of its assessment of the fair value of our common stock for purposes of making stock option grants, our board of directors considered appraisals of the value of our common stock as of October 19, 2012, September 30, 2013, February 15, 2014 and March 13, 2014 that were prepared by an independent third-party valuation specialist using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants, or AICPA, Audit and Accounting Practice Aid Series: Valuation of Privately Held Company Equity Securities Issued as Compensation, or the AICPA Practice Aid. The AICPA Practice Aid prescribes several valuation approaches for setting the value of an enterprise, such as the cost, income and market approaches, and various methodologies for allocating the value of an enterprise to its common stock. The cost approach establishes the value of an enterprise based on the cost of reproducing or replacing the property less depreciation and functional or economic obsolescence, if present. The income approach establishes the value of an enterprise based on the present value of future cash flows that are reasonably reflective of our company’s future operations, discounting to the present value with an appropriate risk adjusted discount rate or capitalization rate. The market approach is based on the assumption that the value of an asset is equal to the value of a substitute asset with the same characteristics. We utilized the precedent transaction methodology of the market approach to establish the fair value of the enterprise in our October 19, 2012, September 30, 2013, February 15, 2014 and March 13, 2014 valuations.

Methods Used to Allocate Our Enterprise Value to Classes of Securities

In accordance with the AICPA Practice Aid, we considered the various methods for allocating the enterprise value across our classes and series of capital stock to determine the fair value of our common stock at each valuation date. The methods we considered consisted of the following:

•

Current value method.    Under the current value method, once the fair value of the enterprise is established, the value is allocated to the various series of preferred and common stock based on their respective seniority, liquidation preferences or conversion values, whichever is greatest. This method was considered but not utilized in any of the valuations discussed below.

•

Option-pricing method, or OPM.    Under the OPM, shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The values of the preferred and common stock are inferred by analyzing these options.

•

Probability-weighted expected return method, or PWERM.    The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us, as well as the economic and control rights of each share class.

There are significant judgments and estimates inherent in the determination of the fair value of our common stock. These judgments and estimates include assumptions regarding our future operating performance, the time to completing an IPO or other liquidity event and the determination of the appropriate valuation methods. If we had made different assumptions, our stock-based compensation expense, net loss and net loss per share could have been significantly different.

October 19, 2012 Valuation

In preparing the October 19, 2012 valuation, we allocated enterprise value based on a 60% weighting of the OPM and a 40% weighting of the current value method. Both the OPM and current method utilized the enterprise value determined using the market approach. This conclusion to weight the two methods of allocating enterprise value was based on our belief that both the OPM and current value method were both reflective of the value of our company as the OPM was a better reflection of our possible liquidation scenarios but the current value method was still relevant given its focus on historical start-up and development costs given the limited time we had been operating. The resulting fair value of our common stock was $0.11 per share.

For purposes of the valuation analysis, the time to liquidity was estimated as 3.0 years based on then-current plans and estimates of our board of directors and management regarding a liquidity event. In addition, a 56% discount was applied for lack of marketability, or DLOM, to the value indicated for our common stock based on mathematical models for calculating illiquidity discounts and the estimated time to liquidity. Because the enterprise value was established relative to the sale price of an illiquid security, the DLOM reflected only an incremental discount for lack of marketability attributed to the illiquidity of the common stock relative to that of the preferred stock. A discount was appropriate because our common stock was unregistered, and the holder of a minority interest in the common stock may not influence the timing of a liquidity event for our company. The October 19, 2012 valuation contemplated the June 2013 scheduled close of our Series A preferred stock which was committed to in June 2012.

November 2, 2012 to August 23, 2013 Grants.    Between November 2, 2012 and August 23, 2013, our board of directors determined that the fair value of our common stock was $0.11 per share in connection with the grants of stock options, in consideration of the valuation analysis as of October 19, 2012 and the other objective and subjective factors described above. As part of this determination, our board of directors concluded that no significant internal or external value-generating events had taken place since the October 19, 2012 valuation through August 23, 2013 and none were expected to occur in the near term.

September 30, 2013 Valuation

In preparing the September 30, 2013 valuation, we allocated enterprise value using the back-solve method of the OPM, which derives the implied equity value for one type of equity security from a contemporaneous transaction involving another type of equity security. We believed the current value method to be relevant given the recent achievement of several value generating events and our then estimate of the time to a liquidity event. The OPM back-solve method was applied to solve for the equity value and corresponding value of common stock based on the $1.00 per share price of an additional closing of our Series A preferred stock that was committed to in July 2013 and ultimately occurred in December 2013. The resulting fair value of our common stock was $0.16 per share.

For purposes of the valuation analysis, the time to liquidity was estimated as 1.5 years based on then-current plans and estimates of our board of directors and management regarding a liquidity event which was relatively consistent with the October 19, 2012 valuation. A 29% DLOM was applied to the value indicated for our common stock. Because the enterprise value was established relative to the sale price of an illiquid security, the DLOM reflected only an incremental discount for lack of marketability attributed to the illiquidity of the common stock relative to that of the preferred stock and the estimated timing of a liquidity event. A discount was appropriate because our common stock was unregistered, and the holder of a minority interest in the common stock may not influence the timing of a liquidity event for our company. In addition, the board of directors took into consideration the following events:

•	In September 2013, LUM001 received Orphan Designation for ALGS, PFIC, PBC and PSC in the United States.

•

In the third quarter of 2013, we initiated a Phase 2, 13-week, randomized, double-blind, placebo-controlled clinical trial for LUM001 for ALGS in the United Kingdom to evaluate LUM001 in children with ALGS.

•

In the third quarter of 2013, we initiated a Phase 2, 13-week, randomized, double-blind, placebo-controlled, multi-center trial in the United States and in the United Kingdom to evaluate LUM001 in patients with PBC.

October 30, 2013 to November 1, 2013 Grants.    Between October 30, 2013 and November 1, 2013, our board of directors determined that the fair value of our common stock was $0.16 per share in connection with the grant of stock options, in consideration of the valuation analysis as of September 30, 2013 and the other objective and subjective factors described above. As part of this determination, our board of directors concluded that no significant internal or external value-generating events had taken place since the September 30, 2013 valuation through November 1, 2013 and none were expected to occur in the near-term.

February 15, 2014 Valuation

In preparing the February 15, 2014 valuation, we used a hybrid method of the PWERM and OPM models to allocate enterprise value. We allocated enterprise value using a PWERM model for the scenarios of an IPO, merger or third-party acquisition and no liquidity event, or bankruptcy, and allocated enterprise value using an OPM model for a stay private scenario. The resulting fair value of our common stock was $0.93.

The hybrid model utilized a 40% probability that we would complete an IPO within 0.37 years, a 25% probability of a merger or third-party acquisition within 1.37 years, a 20% probability of a stay private scenario within 2.37 years, and a 15% probability that no liquidity event becomes available to the common stockholders. For the IPO liquidity event scenario, we used the median values of pre-money IPO valuations of comparable IPO companies. For the merger or third-party acquisition scenario, we used the median value of comparable merger or third-party acquisition transactions. For the stay private scenario, we used a back-solve method so that our enterprise value equaled the contemplated value of our company determined by our Series B preferred stock financing transaction with both existing and new arms-length investors, which we expected to be completed shortly after the valuation date. For the bankruptcy scenario we assumed no value for our company. For all scenarios we applied a DLOM of 20%, which was derived from the weighted average time to a liquidity event. As part of this determination, our board of directors considered the following internal and external value-generating events that occurred between October 2013 and February 15, 2014:

•	In December 2013, we initiated a Phase 2 extension trial of LUM001 in children with ALGS in the United Kingdom.

•	In January 2014, we received orphan drug designation for LUM001 for ALGS, PFIC, PBC and PSC in the European Union.

•	In January 2014, we held an IPO organizational meeting for this offering.

•	In February 2014, we initiated a Phase 2 clinical trial of LUM001 for PFIC in the United States.

February 26, 2014 to March 3, 2014 Grants.    Between February 26, 2014 and March 3, 2014, our board of directors determined that the fair value of our common stock was $0.93 per share in connection with the grant of stock options, in consideration of the valuation analysis as of February 15, 2014 and the other objective and subjective factors described above. As part of this determination, our board of directors concluded that no significant internal or external value-generating events had taken place since the February 15, 2014 valuation through March 3, 2014 and none were expected to occur in the near-term.

We expect to continue to grant stock options in the future, and to the extent that we do, our actual stock-based compensation expense recognized in future periods will likely increase.

March 13, 2014 Valuation

In preparing the March 13, 2014 valuation, we used a hybrid method of the PWERM and OPM models to allocate enterprise value. We allocated enterprise value using a PWERM model for the scenarios of an IPO, merger or third-party acquisition and no liquidity event, or bankruptcy, and allocated enterprise value using an OPM model for a stay private scenario. The resulting fair value of our common stock was $1.13.

The hybrid model utilized a 45% probability that we would complete an IPO within 0.22 years, a 30% probability of a merger or third-party acquisition within 1.30 years, a 15% probability of a stay private scenario within 2.30 years, and a 10% probability that no liquidity event becomes available to the common stockholders. For the IPO liquidity event scenario, we used the median values of pre-money IPO valuations of comparable IPO companies. For the merger or third-party acquisition scenario, we used the median value of comparable merger or third-party acquisition transactions. For the stay private scenario, we used a back-solve method so that our enterprise value equaled the indicated value of our company as determined by our recent Series B preferred stock financing for which new arms-length investors participated. For the bankruptcy scenario we assumed no value for our company. For all scenarios we applied a DLOM of 20%, which was derived from the weighted average time to a liquidity event. As part of this determination, our board of directors considered the following internal and external value-generating events that occurred between February 15, 2014 and March 13, 2014:

•	On March 7, 2014, we sold 29,727,063 shares of our Series B convertible preferred stock to new and existing investors at $1.53 per share raising gross cash proceeds of $45.5 million.

•	On March 12, 2014, we obtained preliminary data from our LUM002 Phase 1 study which showed that LUM002 had a favorable safety profile.

March 21, 2014 to April 1, 2014 Grants. Between March 21, 2014 and April 1, 2014, our board of directors determined that the fair value of our common stock was $1.13 per share in connection with the grant of stock options, in consideration of the valuation analysis as of March 13, 2014 and the other objective and subjective factors described above. As part of this determination, our board of directors concluded that no significant internal or external value-generating events had taken place since the March 13, 2014 valuation through April 1, 2014 and none were expected to occur in the near-term.

Other Information

Net Operating Loss Carryforwards

As of December 31, 2013, we had federal and California tax net operating loss carryforwards of approximately $17.1 million and $16.9 million, respectively, which begin to expire in 2031 unless previously utilized. As of December 31, 2013, we had federal and California research and development tax credit carryforwards of approximately $0.4 million and $0.2 million, respectively. The federal research and development tax credit carryforwards will begin to expire in 2031, unless previously utilized. The California research and development tax credit carryforwards are available indefinitely until utilized.

We expect the future utilization of net operating loss and tax credit carryforwards to be limited due to changes in ownership. In general, if we experience a greater than 50% aggregate change in ownership of certain significant stockholders or groups over a three-year period, or a Section 382 ownership change, utilization of our pre-change net operating loss carryforwards would be subject to an annual limitation under Section 382 of the Internal Revenue Code of 1986, as amended, and similar state laws. The annual limitation generally is determined by multiplying the value of our stock at the time of such ownership change (subject to certain adjustments) by the applicable long-term tax-exempt rate. Such limitations may result in expiration of a portion of the pre-change net operating loss carryforwards before utilization and may be substantial. We believe that our most recent private placement and other transactions that have occurred over the past three years have triggered an “ownership change” limitation. We have reduced our deferred tax assets related to net operating losses and research and development tax credit carryovers that are anticipated to expire unused as a result of ownership changes. These tax attributes have been excluded from deferred tax assets with a corresponding reduction of the valuation allowance with no net effect on income tax expense or the effective tax rate. Future ownership changes as a result of the closing of this offering or subsequent shifts in our stock ownership may further limit our ability to utilize our remaining tax attributes.

JOBS Act

On April 5, 2012, the JOBS Act was enacted. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, as an “emerging growth company,” we intend to rely on certain of these exemptions, including without limitation, (1) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (2) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the consolidated financial statements, known as the auditor discussion and analysis. We will remain an “emerging growth company” until the earliest of (a) the last day of the fiscal year in which we have total annual gross revenues of $1 billion or more, (b) the last day of our fiscal year following the fifth anniversary of the date of the closing of this offering, (c) the date on which we have issued more than $1 billion in non-convertible debt during the previous three years or (d) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

Results of Operations

Comparison of the Years Ended December 31, 2012 and 2013

The following table summarizes our results of operations for the years ended December 31, 2012 and 2013 (in thousands):

	Year Ended December 31,		Increase / (Decrease)
	2012	2013
Research and development	$6,684	$13,083	$6,399
General and administrative	1,228	1,968	740
Other expense (income), net	639	—	(639)

Research and Development Expenses

Research and development expenses were $6.7 million and $13.1 million for the years ended December 31, 2012 and 2013, respectively. The increase in research and development expenses during this period of $6.4 million was primarily due to $5.5 million in clinical trial expense, $1.9 million in contract manufacturing expense for drug substance, drug product and clinical trial materials, $1.7 million in compensation related to increase in headcount to support research and development operations and $0.7 million in non-clinical activities, offset by a decrease of $3.5 million in license payments made in 2012 to acquire intellectual property rights. During 2013, we initiated several clinical trials, all of which were ongoing as of December 31, 2013 and we anticipate research and development expenses to increase.

General and Administrative Expenses

General and administrative expenses were $1.2 million and $2.0 million for the years ended December 31, 2012 and 2013, respectively. The increase in general and administrative expenses during this period of $0.8 million was primarily due to an increase of $0.6 million related to professional fees and contract services and $0.2 million related to personnel costs associated with the building out of our corporate infrastructure.

Other Expense (Income), Net

Other expense (income), net primarily consists of interest expense and was $0.6 million and none for the years ended December 31, 2012 and 2013, respectively. The decrease in interest expense was a result of the extinguishment of convertible notes in 2012 due to their conversion into Series A preferred stock in June 2012 resulting in no debt in 2013.

Liquidity and Capital Resources

We have incurred losses and negative cash flows from operating activities since our inception. As of December 31, 2013, we had working capital of $11.0 million and an accumulated deficit of $24.6 million. We anticipate that we will continue to incur net losses into the foreseeable future as we continue the development of our product candidates, expand our corporate infrastructure, including the costs associated with becoming a public company and conducting pre-commercialization activities. We plan to continue to fund losses from operations and capital funding needs through public or private equity or debt financings, government or other third-party funding, collaborations, strategic alliances and licensing arrangements or a combination of these. The sale of additional equity or convertible debt could result in additional dilution to our stockholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. If we are not able to secure adequate additional funding we may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, and/or suspend or curtail planned programs. Any of these actions could materially harm our business, results of operations, and future prospects.

Cash Flows

Since inception, we have funded our operations primarily from the private placement of preferred stock, common stock and convertible promissory notes totaling $32.2 million. As of December 31, 2013, we had $13.9 million in cash and cash equivalents and working capital of $11.0 million.

The following table shows a summary of our cash flows for the years ended December 31, 2012 and 2013 (in thousands):

	Year Ended December 31,
	2012	2013
Net cash provided by (used in):
Operating activities	$(4,540)	$(12,832)
Investing activities	(25)	(10)
Financing activities	16,361	14,629

Total	$11,796	$1,787

Operating Activities.    Net cash used in operating activities was $4.5 million during the year ended December 31, 2012 as compared to $12.8 million during the year ended December 31, 2013. The increase in cash used in operating activities of $8.3 million was primarily the result of cash used to fund increased research and development activities.

Investing Activities.    We had no significant investing activities during the years ended December 31, 2012 and 2013.

Financing Activities.    Net cash provided by financing activities was $16.4 million and $14.6 million for the years ended December 31, 2012 and 2013, respectively. During 2012, net cash provided by financing activities was primarily the result of proceeds received from the issuance of convertible notes and the sale of our Series A preferred stock. During 2013, net cash provided by financing activities was a result of proceeds received from the issuance of our Series A preferred stock.

We believe that our existing cash and cash equivalents, along with the estimated net proceeds from this offering, will be sufficient to meet our anticipated cash requirements for at least the next 24 months. However, our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially.

Our recurring losses from operations and negative cash flows raise substantial doubt about our ability to continue as a going concern. The 2013 consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

The successful development of any of our product candidates is highly uncertain. As such, at this time, we cannot reasonably estimate or know the nature, timing and costs of the efforts that will be necessary to complete the development of LUM001, LUM002 or any of our future product candidates. We are also unable to predict when, if ever, material net cash inflows will commence from our product candidates. This is due to the numerous risks and uncertainties associated with developing biopharmaceutical products, including the uncertainty of:

•	successful enrollment in, and completion and results of, clinical trials;

•	receipt and timing of marketing approvals from applicable regulatory authorities;

•	securing supply of our product candidates;

•	obtaining and maintaining patent and trade secret protection and regulatory exclusivity for our product candidates; and

•	establishing commercialization and marketing capabilities, whether alone or in collaboration with others.

Off-Balance Sheet Arrangements

Through December 31, 2013, we have not entered into and did not have any relationships with unconsolidated entities or financial collaborations, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purpose.

Contractual Obligations

The following summarizes our significant contractual obligations as of December 31, 2013:

	Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligation relating to facility(1)	$239	$113	$126	$—	$—

	$239	$113	$126	$—	$—

(1)	Consists of our corporate headquarters lease encompassing 2,750 square feet of office space that expires in January 2016.

We have no material non-cancelable purchase commitments with contract manufacturers or service providers, as we have generally contracted on a cancelable purchase order basis.

Contractual Arrangements

In addition to the amounts set forth in the table above, we have payment obligations under the below license and development agreements that are contingent upon future events such as our achievement of specified development, regulatory and commercial milestones. Payments under these license agreements are not included in the above contractual obligations table due to the uncertainty of the occurrence of the events requiring payment under these agreements.

Satiogen License Agreement

In February 2011, we entered into a license agreement with Satiogen Pharmaceuticals, Inc., or Satiogen. One of our directors serves on the board of directors of Satiogen and owns greater than five percent of its capital stock. Under the terms of the license agreement, we obtained an exclusive, worldwide license to certain patents and know-how controlled by Satiogen related to ASBT inhibitors, or the ASBTi Technology, and TGR5 agonists, or the TGR5 Technology. In consideration for the rights granted to us under the agreement, we issued to Satiogen 1,380,000 shares of our Series A-1 preferred stock, which were valued at $1.00 per share based on a recent financing. Accordingly, we recorded license expense of $1.4 million in August 2012. In addition, we issued to Satiogen 690,000 shares of our common stock which was recorded as license expense of $0.1 million based on the then fair value of our common stock. We are also required to pay to Satiogen up to an aggregate of $10.5 million upon the achievement of certain milestones, of which $500,000 relates to the initiation of certain development activities, $5.0 million relates to the completion of regulatory approvals and $5.0 million relates to commercialization activities. We will be required to pay to Satiogen a low single-digit royalty on net sales of products utilizing the ASBTi Technology or TGR5 Technology sold by us and our affiliates. Our royalty obligations continue on a licensed product-by-licensed product and country-by-country basis until the expiration of the last valid claim in a licensed patent covering the applicable licensed product in such country.

In the event we sublicense any of our rights under the ASBTi Technology or TGR5 Technology to a third party, we are obligated under the agreement to pay to Satiogen a fee based on a percentage of sublicense revenue received by us, which percentage ranges from the mid-teens to mid-twenties, depending on whether the right granted is in connection with the ASBTi Technology or TGR5 Technology, and the stage of development of such sublicensed technology. In addition, we are obligated under the agreement to pay to Satiogen a percentage of royalties we receive in consideration for the grant of such sublicense based on a percentage of revenue generated by such sublicensee for sales of products utilizing the ASBTi Technology or TGR5 Technology, which percentage is in the low-fifties and is subject to adjustment in certain circumstances.

Pfizer License Agreement

In June 2012, we entered into a license agreement with Pfizer Inc., or Pfizer, pursuant to which we obtained an exclusive, worldwide license to Pfizer’s know-how related to LUM001 (formerly SD-5613), or the Pfizer

Know-How. In consideration for the rights granted to us under the agreement, we made an upfront payment to Pfizer of $350,000 and issued to Pfizer 763,747 shares of our Series A-1 preferred stock, which were valued at $1.00 per share based on a recent financing. Accordingly, we recorded license expense totaling $1.1 million in June 2012. As additional consideration, upon commercialization of any product utilizing the Pfizer Know-How, we will be required to pay to Pfizer a low single-digit royalty on net sales of such products sold by us, our affiliates or sublicensees. Our royalty obligations continue on a licensed product-by-licensed product basis until the eighth anniversary of the first commercial sale of such licensed product anywhere in the world.

Sanofi-Aventis License Agreement

In September 2012, we entered into a license agreement with Sanofi-Aventis Deutschland GmbH, or Sanofi, under which we obtained an exclusive, worldwide license to certain patents and know-how controlled by Sanofi related to LUM002 (formerly SAR-548304), or Sanofi Technology. In consideration for the rights granted to us under the agreement, we made an upfront payment to Sanofi of $500,000 in cash and issued to Sanofi 500,000 shares of our Series A-1 preferred stock, which were valued at $1.00 per share based on a recent financing. Accordingly, we recorded license expense totaling $1.0 million in June 2012. Sanofi has a one-time option during the term of the agreement to require us to repurchase all of our capital stock then held by Sanofi for $1.00 in the aggregate. We are also required to pay to Sanofi up to an aggregate of $36.0 million upon the achievement of certain regulatory, commercialization and product sales milestones. Upon commercialization of any product utilizing the Sanofi Technology, we will be required to pay to Sanofi tiered royalties in the mid to high single-digit range based upon net sales of licensed products sold by us and our affiliates and sublicensees in a calendar year, subject to adjustments in certain circumstances. Our royalty obligations continue on a licensed product-by-licensed product and country-by-country basis until the later to occur of the expiration of the last valid claim in a licensed patent covering the applicable licensed product in such country and ten years after the first commercial sale of a licensed product following regulatory approval in such country. In the event we sublicense our right to commercialize a product utilizing the Sanofi Technology, we are obligated to pay to Sanofi a fee based on a percentage of sublicense fees received by us, which percentage ranges from the mid-teens to low-thirties, depending on the stage of development of such licensed product, and is subject to adjustment in certain circumstances.

Cooperative Research and Development Agreement with the National Institute of Diabetes and Digestive and Kidney Diseases , or NIDDK

In January 2013, we entered into a cooperative research and development agreement, or CRADA, relating to our ongoing Phase 2 clinical development of LUM001 for the treatment of ALGS and PFIC. In accordance with the terms of the CRADA, we are obligated to make installment payments totaling approximately $1.5 million upon achievement of certain regulatory and clinical milestones.

The CRADA has a term of five years, ending in January 2018. If we unilaterally terminate the CRADA, NIDDK may, at its option, retain any funds transferred to NIDDK under the CRADA for use in completing the research plan under the agreement. Unless the termination was for safety reasons, we may be required to supply sufficient quantities of LUM001 and placebos to complete the trial. If we suspend development of LUM001 other than for safety reasons, without the transfer of our development efforts, assets and obligations to a third party within 180 days of discontinuation, NIDDK may continue developing LUM001. In such circumstances, we would be required to transfer to NIDDK all information necessary to manufacture LUM001 or arrange for an independent contractor to manufacture and provide LUM001 to NIDDK for a period equal to the earlier of two years or until completion of ongoing mutually agreed to protocols for studies to be performed under the CRADA.

Quantitative and Qualitative Disclosures about Market Risk

Our cash and cash equivalents as of December 31, 2013 consisted of readily available checking and money market funds. Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of U.S. interest rates. However, because of the short-term nature of the instruments in our portfolio, a sudden change in market interest rates would not be expected to have a material impact on our financial condition and/or results of operations. We do not believe that our cash or cash equivalents have significant risk of default or illiquidity. While we believe our cash and cash equivalents do not contain excessive risk, we cannot provide absolute assurance that in the future our investments will not be subject to adverse changes in market value. In addition, we maintain significant amounts of cash and cash equivalents at one or more financial institutions that are in excess of federally insured limits.

We do not believe that inflation and changing prices had a significant impact on our results of operations for any periods presented herein.

BUSINESS

Overview

We are a biopharmaceutical company focused on the development and commercialization of novel products for rare cholestatic liver diseases and serious metabolic disorders, such as nonalcoholic steatohepatitis, or NASH, where there is a high unmet medical need. We are developing two clinical-stage product candidates, LUM001 and LUM002, that inhibit the apical sodium-dependent bile acid transporter, or ASBT, which is primarily responsible for recycling bile acids from the intestine to the liver. Our product candidates have the potential to treat orphan and more prevalent liver diseases for which there currently are limited therapeutic options. We have exclusive worldwide rights to both of our product candidates. Preclinical and clinical data suggest that blocking bile acid transport and reducing bile acid reabsorption with ASBT inhibitors, such as LUM001 and LUM002, has the potential to slow disease progression, improve liver function and enhance the quality of life for patients suffering from cholestatic liver diseases and NASH.

Bile acids facilitate the absorption of dietary cholesterol, fat and fat-soluble vitamins and are increasingly being recognized as signaling molecules that regulate metabolic processes. Bile acids are synthesized in the liver and stored in the gall bladder. They are released into the gastrointestinal, or GI, tract, typically in response to the ingestion of food. ASBT is present in the distal, or lower, portion of the small intestine where it mediates the uptake of bile acids across the intestinal cell membrane. ASBT, together with other transporters and proteins, recycles bile acids from the GI tract back to the liver via the portal vein. When bile and cholesterol equilibrium, or homeostasis, is disrupted, bile acids can accumulate in the liver and are associated with significant liver damage and pruritus, or itching. Inhibiting ASBT results in more bile acids being excreted in the feces and reduced bile acids returning to the liver. Bile acids are also potent signaling agents which can bind to specific receptors in the colon and stimulate the release of proteins involved in metabolic control. ASBT inhibition has been shown to reduce cholesterol levels and improve metabolic parameters, including insulin resistance and blood glucose levels, and could therefore be effective in addressing NASH.

Our lead product candidate, LUM001, is a novel, once-daily, orally-administered, potent and selective ASBT inhibitor, or ASBTi, which reduces bile acid intestinal absorption leading to an increase in bile acid excretion and lower levels of bile acids in the liver and systemic circulation. LUM001 is currently in Phase 2 clinical development in children for the treatment of orphan cholestatic liver diseases including Alagille syndrome, or ALGS, and progressive familial intrahepatic cholestasis, or PFIC. Based on consultation with regulatory authorities, we expect to file for regulatory approval for LUM001 in ALGS and PFIC utilizing the results from our planned and ongoing pediatric Phase 2 trials. LUM001 is also in Phase 2 clinical development in adults for the treatment of primary biliary cirrhosis, or PBC, and primary sclerosing cholangitis, or PSC. Pending successful completion of our Phase 2 clinical trials and input from regulatory authorities, we plan to initiate a Phase 3 development program in these indications to support regulatory approval. We have developed a proprietary liquid formulation of LUM001 for children and a tablet formulation of LUM001 for adults.

Cholestatic liver diseases, including ALGS, PFIC, PBC and PSC, are characterized by elevated bile acids and pruritus, which is generally the most debilitating symptom afflicting children and adults with these diseases. Surgical intervention, which lowers bile acid levels, has been shown to relieve pruritus symptoms and slow disease progression in these patients, but is associated with significant complications. By reducing serum bile acids, LUM001 may offer a novel therapeutic approach to alleviate the pruritus and progressive liver damage associated with cholestatic liver diseases.

LUM001 was designed to be minimally absorbed into the systemic circulation, thereby minimizing potential safety concerns. It has been extensively studied through administration to more than 1,400 human subjects in 12 completed clinical trials evaluating the product candidate as a treatment for elevated cholesterol levels. Our product candidate demonstrated a favorable safety profile and an ability to reduce serum bile acid levels in clinical trials to date. We are currently conducting or expect to initiate seven Phase 2 clinical trials of LUM001 in North America and Europe. We expect to obtain data from several of these trials over the course of the next year, beginning with

Phase 2 results in ALGS by the second half of 2014, followed by Phase 2 results in PFIC and PBC by late 2014 or early 2015. LUM001 has been granted orphan drug designation for ALGS, PFIC, PBC and PSC in the United States and the European Union, providing the opportunity to receive 7 years of market exclusivity in the United States and 10 years of market exclusivity in the European Union, which can be extended to 12 years in the European Union if trials are conducted in accordance with an agreed-upon pediatric investigational plan.

There are no approved therapies for the treatment of patients with ALGS, PFIC or PSC in the United States. Cholestyramine (Questran®) is only modestly effective at lowering bile acid levels and slowing progressive liver disease because patients generally cannot tolerate a high enough dosage to realize the full therapeutic benefit. Ursodeoxycholic acid (ursodiol), or UDCA, is approved for the treatment of PBC, but only 20-30% of patients with PBC fully respond to treatment with UDCA, and the rest eventually develop cirrhosis and liver failure. In children with ALGS and PFIC, in particular, invasive partial external biliary diversion surgery, or PEBD surgery, a procedure in which bile acids are diverted outside the body into an external bag through a hole in the abdomen, is often used to lower circulating bile acid concentrations. Such surgical procedures are associated with significant complications. We believe that there is a significant unmet medical need for a safe, effective and non-invasive treatment alternative for patients with cholestatic liver disease.

Based on published industry data, we estimate the prevalence of these orphan cholestatic liver diseases in the table below, as well as the initial addressable market for LUM001, which consists of patients with moderate to severe pruritus who have not received PEBD surgery or a liver transplant:

Prevalence of Orphan Cholestatic Liver Diseases

	United States			European Union
	Prevalence Rate	Prevalence	Initial Addressable Market	Prevalence Rate	Prevalence	Initial Addressable Market
ALGS	3/100,000	9,500	2,850	3/100,000	15,000	4,500
PFIC	1/100,000	3,000	900	2/100,000	10,000	3,000
PBC	40/100,000	125,000	20,000	30/100,000	150,000	24,000
PSC	14/100,000	45,000	9,000	3/100,000	15,000	3,000

Our second product candidate, LUM002, is a novel, once-daily, orally-administered, highly potent and selective ASBT inhibitor in development for the treatment of NASH, a condition characterized by fat deposits in the liver, leading to inflammation and significant fibrosis. While the underlying cause of liver injury in NASH is not known, it is strongly associated with obesity, type 2 diabetes, high cholesterol and triglycerides and other metabolic disorders. By blocking bile acid reabsorption, we expect LUM002 to reduce hepatic cholesterol levels and increase colonic bile acid concentrations. Elevated colonic bile acids signal through receptors on cells in the distal portion of the large intestine. This signaling stimulates the secretion of proteins that regulate insulin release from the pancreas and glucose metabolism. We believe that therapeutic strategies aimed at modulating insulin resistance and normalizing lipoprotein metabolism have significant potential to benefit patients with NASH. We have completed a Phase 1 clinical trial in healthy volunteers and metabolic disease patients and plan to initiate a Phase 2 clinical trial in NASH patients in the second half of 2014.

NASH represents a substantial unmet medical need. According to the National Digestive Diseases Information Clearinghouse, 2-5% of Americans, or 6 million to 16 million individuals, suffer from this disease, of which an estimated 600,000 have been identified as having severe liver disease, which we view as the initial addressable market for LUM002. In Western countries as a whole, industry sources estimate that NASH affects 2-3% of the general population, equating to an additional 10 million to 15 million individuals in Europe. NASH is becoming more common, largely believed to be related to the widespread increase in obesity. From 1980 to 2010, the rate of obesity in the United States alone has more than doubled in adults and more than tripled in children and is expected to increase by an additional 33% over the next two decades. Globally, the rate of obesity has also nearly doubled since 1980 and is expected to double again by 2030 if nothing is done to reverse the epidemic. NASH is one of the main causes of liver cirrhosis, behind hepatitis C and alcoholic liver disease, and is the fastest growing cause of liver transplantation in the United States. Despite the rapidly increasing incidence of NASH, there are no therapies currently approved for the treatment of this common liver disorder.

Based on the favorable clinical profiles of LUM001 and LUM002, we believe we are well positioned to significantly change the treatment paradigm for these orphan cholestatic liver diseases as well as NASH. Each of these represents a highly attractive commercial opportunity. We intend to establish commercialization and marketing capabilities in North America for LUM001 and pursue strategic partnerships in other territories. We intend to seek strategic partnerships to accelerate the broader clinical development and commercialization of LUM002 in NASH and other metabolic diseases.

Our Product Pipeline

We have seven ongoing or planned Phase 2 clinical trials of LUM001, four of which are in Alagille syndrome, or ALGS, and one planned Phase 2 clinical trial of LUM002. The following chart depicts key information regarding our product candidates, their indications, and their current stages of development:

Our Strategy

Our goal is to be a leader in the treatment of rare cholestatic liver diseases and serious metabolic disorders of the liver where there is a high unmet medical need. The key components of our strategy include:

•

Pursue rapid development and regulatory approval for our lead product candidate, LUM001, in ALGS and PFIC in children.    We expect to complete our current Phase 2 clinical trials in ALGS to support the filing of a new drug application, or NDA, with the U.S. Food and Drug Administration, or FDA, and a marketing authorization application, or MAA, with the European Medicines Agency, or EMA. We plan to submit data to support an additional indication for the treatment of PFIC either at the time of these filings or to submit supplemental filings following approval, if any, of LUM001 for ALGS.

•

Develop and seek regulatory approval for LUM001 in PBC and PSC in adults.    Pending successful completion of our Phase 2 clinical trials and input from regulatory authorities, we plan to initiate a Phase 3 development program of LUM001 in PBC and PSC to support NDA and MAA filings.

•

Advance the development and commercialization of LUM002 through a combination of internal development and strategic partnerships.    We plan to initiate a Phase 2 clinical trial of LUM002 in NASH in the second half of 2014. We intend to seek strategic partnerships to accelerate the broader clinical development and commercialization of LUM002 in NASH and other metabolic diseases.

•

Establish commercialization and marketing capabilities in North America for LUM001 and pursue strategic partnerships in other territories.    We plan to build the capabilities to effectively commercialize and market LUM001 in North America if approved by the FDA. We believe that this commercial organization can be modest in size and targeted to the relatively small number of specialists in the United States who treat patients with cholestatic liver disease. We intend to pursue strategic partnerships for additional clinical development, if required, and the commercialization of LUM001 in markets outside of North America.

•

Maximize the therapeutic potential of LUM001 in additional liver diseases.    Beyond our initial focus in ALGS and PFIC in children and PBC and PSC in adults, we plan to develop LUM001 in other orphan cholestatic liver diseases such as biliary atresia, intrahepatic cholestasis of pregnancy, benign recurrent intrahepatic cholestasis and drug-induced cholestasis.

The Role of Bile Acids and ASBT

The liver is responsible for many vital body functions, including the regulation of bile acid synthesis and metabolism. The liver uses cholesterol to produce bile acids. Once produced, bile acids are transported and stored in the gall bladder. In response to food ingestion, the gall bladder contracts and releases bile acids into the small intestine, where they promote digestion and absorption of dietary fats and fat-soluble vitamins A, D, E and K. At the end of the small intestine, bile acids are re-absorbed back to the liver. ASBT, the main bile acid transporter, is present in the distal portion of the small intestine. ASBT mediates the uptake of bile acids across the intestinal cell membranes. Approximately 95% of bile acids recirculate back to the liver, and the remaining bile acids are excreted from the body in the feces. The liver must produce a small amount of bile acids every day to make up for this loss.

It is well established that inhibiting ASBT results in more bile acids being excreted in the feces and reduced bile acids returning to the liver. Bacteria in the intestine change some of the bile acids to form secondary bile acids. These secondary bile acids are considered to be more toxic to the liver, and ASBT increases their excretion in the feces. Because ASBT is present in the intestinal surface, ASBT inhibitors such as LUM001 need not be absorbed into the body. LUM001 works inside the intestine without exposing the entire body to the medicine. This is important because patients with liver disease can have difficulty tolerating medicines that enter into the blood circulation.

We believe that LUM001 offers a safe and effective, non-invasive pharmacological approach to reducing serum bile acids and decreasing the damaging effects of high bile acid levels in the liver and the debilitating pruritus often associated with cholestatic liver diseases.

As the following graphic illustrates, treatment with LUM001 has the potential to lower bile acid levels in the blood and increase bile acid excretion:

In addition to their role in digestion, bile acids are important signaling molecules that help regulate a network of metabolic pathways throughout the GI system. Bile acids bind to receptors in the colon that promote the release of small intestinal hormones, such as glucagon-like peptide-1, or GLP-1, and peptide YY, or PYY, that can stimulate insulin release from the pancreas and decrease plasma hemoglobin A1c, or HbA1c, a measure of glucose, or blood sugar, levels over time. In the liver, bile acids bind to other receptors that regulate bile acid production from cholesterol in a negative feedback loop. Under normal conditions, bile acids bind to these receptors and inhibit the synthesis of new bile acids. As bile acid levels are lowered, there is an increase in bile acid production from cholesterol, which can result in a decrease in cholesterol in the liver. High levels of cholesterol in the liver are thought to cause liver damage.

As the following graphic illustrates, treatment with LUM002 has the potential to increase colonic bile acids and decrease liver bile acids, triggering metabolic responses:

Since hepatic cholesterol and fat both contribute to the inflammatory component of NASH, a reduction of serum and hepatic cholesterol is anticipated to decrease hepatic inflammation and slow the progression of fibrosis. LUM002, as a highly potent inhibitor of ASBT and bile acid reabsorption, is expected to regulate serum and hepatic bile acid and cholesterol concentrations and fatty acid metabolism in the liver. LUM002 has also been shown to modulate bile acid signaling in the intestine and thereby increase GLP-1 and reduce insulin resistance, leading to reduction in HbA1c and blood glucose, and could therefore be effective in addressing the metabolic component of NASH.

LUM001

Our lead product candidate, LUM001, is a novel, once-daily, orally-administered, potent and selective inhibitor of ASBT, and is currently in Phase 2 clinical development for the treatment of ALGS and PFIC in children and PBC and PSC in adults. These diseases are characterized by elevated bile acids and pruritus, which is generally considered the most debilitating symptom. By reducing serum bile acids, LUM001 may offer a novel therapeutic approach for alleviating the pruritus and progressive liver damage associated with cholestatic liver diseases. We are currently conducting or plan to initiate the following clinical trials:

•	three Phase 2 clinical trials and one 48-week extension trial of LUM001 in children with ALGS;

•	one Phase 2 clinical trial in children with PFIC;

•	one Phase 2 clinical trial in adults with PBC; and

•	one Phase 2 clinical trial in adults with PSC.

Cholestatic Liver Diseases

Cholestatic liver disease is defined as an impairment of bile flow from the liver which may present with fatigue, pruritus and, in its most overt form, jaundice, or a yellowish tinge in the skin and the whites of the eyes. Elevated serum bile acids are a hallmark of many cholestatic liver diseases including ALGS, PFIC, PBC, PSC, biliary atresia, intrahepatic cholestasis of pregnancy, benign recurrent intrahepatic cholestasis and drug-induced cholestasis. Impairment of bile acid flow from the liver leads to cholestasis, hepatocellular injury and progressive liver disease that may ultimately result in liver failure requiring liver transplantation.

Severe pruritus, which patients often describe as intense itching under the skin that cannot be relieved and is present at all times, may present at all stages of cholestatic liver disease and is the most debilitating symptom afflicting cholestatic patients. Pruritus can be very distressing for patients and their caregivers. Terms such as “pins and needles,” “like having chronic poison ivy” or “crawling” have been used to describe the sensations of pruritus, which cannot be relieved by scratching. Nevertheless, patients often resort to destructive scratching behaviors that can cause bleeding and scarring. Pruritus can lead to a marked decrease in quality of life due to impaired sleep and depression and may even result in suicidal thoughts or actions. Caregivers, particularly parents of children with cholestatic liver disease, also suffer from impaired sleep and anxiety as they struggle to help their loved ones manage this debilitating symptom. In some patients, the emotional and physical effects of pruritus alone can justify liver transplantation.

Bile acids are believed to play a role in causing pruritus, as supported by the following observations:

•

interruption of the enterohepatic circulation in ALGS and PFIC patients through PEBD surgery can dramatically lower serum bile acids and relieve pruritus. In patients who continue to have pruritus despite surgical intervention, bile acids typically remain elevated;

•	case reports of PEBD surgery reversal have been associated with the rapid return of pruritus and increases in biochemical markers associated with cholestasis;

•

reduction of serum bile acids following nasobiliary drainage, or NBD, a medical procedure in which bile acids are drained through a tube inserted through the nose into the duodenum, has been associated with temporary relief of pruritus in some patients with cholestatic liver disease;

•

a significant correlation between a reduction in total serum bile acids and pruritus was demonstrated using a form of external filtering of bile acids from the blood, the molecular adsorbing recirculating system, or MARS™, to treat PBC patients with resistant pruritus;

•	pruritus can be induced by applying topical bile acids, deoxycholate and chenodeoxycholate, to the skin;

•	bile acid analogues such as cholylsarcosine may induce pruritus in a dose-dependent manner; and

•	bile acids have been shown to activate TGR5, a bile acid receptor that is present on sensory nerves, stimulating the release of neuropeptides in the spinal cord that transmit itch.

There are no approved therapies for ALGS, PFIC or PSC in the United States and off-label use of existing drugs, such as UDCA, rifampin and naltrexone, is only partially effective at best. UDCA is approved for the treatment of PBC in the United States and the European Union. Randomized trials show that UDCA therapy for patients with PBC can result in improvement of the biochemical markers of cholestasis and can slow disease progression in some patients. However, only 20-30% of patients with PBC fully respond to treatment with UDCA, and the rest eventually develop cirrhosis and liver failure. Additionally, UDCA has limited beneficial effects on the symptoms of the disease, such as pruritus. Long-term follow-up data suggests that treatment with UDCA does not eliminate the need for liver transplantation.

Cholestyramine and other bile salt resins, rifampin, and naltrexone are sometimes used to treat patients suffering from pruritus, but have been shown to have limited efficacy, poor tolerability or inadequate safety profiles. Of these drugs, only cholestyramine has regulatory approval in the United States for the treatment of pruritus associated with partial biliary obstruction. Cholestyramine (Questran®) is only modestly effective at lowering bile acid levels or slowing progressive liver disease because patients generally cannot tolerate a high enough dosage to realize the full therapeutic benefit. Cholestyramine has significant side effects including constipation, hypoprothrombinemia, a blood disorder resulting in impaired blood clotting, and hyperchloremic acidosis, a condition involving excess acid in the body. In addition, because cholestyramine depletes bile acids along the full length of the GI tract, it has been reported to reduce the absorption of vitamins A, D, E and K, which can exacerbate vitamin deficiencies in children with cholestatic liver disease. Of particular concern is exacerbating the potential for vitamin K deficiency with cholestyramine therapy in patients with ALGS, which can lead to bleeding disorders. In comparison, we believe that LUM001 will have minimal impact on bile acid concentrations in the upper GI tract, facilitating normal nutritional and vitamin absorption.

In a recent retrospective review of management of pruritus in patients with ALGS, no more than 20% of patients experienced good or very good relief of pruritus following treatment with either UDCA or cholestyramine as noted in the table below.

Effect of UDCA and Cholestyramine in Alagille Syndrome Patients

	UDCA		Cholestyramine
Efficacy	Frequency (n)	Percentage (%)	Frequency (n)	Percentage (%)
None—Some	32	80	15	83
Good—Very Good	8	20	3	17
Safety
Adverse Events	3	8	6	33

(Kronsten et al,. J. Ped. Gastroenterol. and Nut., 2013)

In children with ALGS and PFIC, in particular, PEBD surgery may be performed to lower circulating bile acid concentrations. PEBD surgery can alter the enterohepatic recirculation of bile salts in such a way that the excretion of bile acids from the liver may improve. Renal and cardiovascular complications associated with ALGS can add significant risk to the surgery. The success rates for those undergoing PEBD surgery, generally measured by decreased pruritus and serum bile acids, are variable. Some studies suggest that in up to 30% of patients, PEBD surgery fails to lower bile acids and consequently does not relieve pruritus or slow progressive liver disease. Post-operative complications from PEBD surgery include electrolyte imbalances, stomal prolapse, intestinal adhesions, bleeding, infections and incisional hernias. Recurrent surgery rates have been reported in 30-50% of the patients. In these patients, liver transplantation may be ultimately indicated due to liver failure and/or severe pruritus. Even after successful surgery, patients entering their teenage years often request reversal of the disfiguring procedure for social and body image reasons, whereupon symptoms such as pruritus generally return.

The following table summarizes published studies showing the reduction of pruritus in patients with ALGS and PFIC as a result of removing bile acids with surgical procedures such as PEBD surgery:

Reduction in Symptoms of Pruritus

Alagille Syndrome			PFIC
	Before PEBD (mean)	After PEBD (mean)		Before PEBD (median)	After PEBD (median)
Bile Acids (µmol/L)	115	28	Bile Acids (µmol/L)	337	11
Bilirubin (mg/dL)	2.4	1.6	Bilirubin (mg/dL)	2.4	1.5
Itching (0 (no scratching) to 4 (cutaneous mutilation))	4	1	Itching (0 (no scratching) to 4 (cutaneous mutilation))	3	1

(Emerick et al, Hepatology, 2002; Emerick et al; BMC Gastroenterol., 2008; Schukfeh et al,. J. Ped. Surg., 2012)

Alternative interventions such as NBD and MARS are also employed in an attempt to lower bile acid levels, manage pruritus and improve measures of liver function. However, NBD often proves difficult in children due to the presence of drainage tubes, and MARS is not readily available to all patients because of the limited number of treatment centers that perform this procedure. Both NBD and MARS are invasive and offer only temporary relief, but demonstrate that lowering bile acid levels can have clinical benefit.

In one clinical trial of PBC patients who were treated with MARS, significant reductions in pruritus, serum bile acids, bilirubin and gamma-glutamyl transferase, or GGT, were observed as noted in the following table:

Effects of MARS on Pruritus and Laboratory Measurements

	Overall (mean, n=20)
	Before	After	30 days
Pruritus VAS	70.2	20.1*	38.7*
Bilirubin (mg/dl)	10.4	6.7**	1.9
Alanine Aminotransferase (IU/L)	94	82	202
Alkaline Phosphatase (IU/L)	1146	982	1024
Gamma-glutamyl transferase (IU/L)	528	458***	459
Cholesterol (mg/dl)	270	250&	289
Triglycerides (mg/dl)	220	210	207
Bile acid (µM)	40.1	24.1*	18.7**

* p <0.001 ** p <0.02, *** p <0.01, & p <0.05 vs. control group (where p-value is the statistical probability of a result due to chance alone, and a p-value of <0.05 reflects a statistically significant result).

(Pares et al, J. Hepatol. 2010)

We believe that a non-invasive, safe and effective pharmacological therapy that can reduce serum bile acids offers a distinct advantage in the treatment of patients with cholestatic liver disease. LUM001 may delay or eliminate the need for invasive procedures such as NBD, PEBD surgery, MARS and liver transplantation, avoiding the post-surgical complications and psychological and social issues associated with those procedures. We believe that once-daily, oral treatment with LUM001 has the potential to mimic the dramatic improvements in pruritus and biochemical markers observed with PEBD and NBD surgeries.

Alagille Syndrome (ALGS)

ALGS is a genetic disorder that can affect the liver, heart, vasculature, skeleton, eyes, kidneys, and central nervous system. In many patients with ALGS, the bile ducts are abnormally narrow, malformed and reduced in number. As a result, bile accumulates in the liver and causes scarring, preventing the liver from working properly to eliminate wastes from the bloodstream. Chronic cholestasis occurs in approximately 95% of clinically-recognized cases of ALGS and most commonly presents in the neonatal period or first three months of life. Overall, approximately 13% of patients undergo PEBD surgery and 21-31% of patients will require liver transplantation during childhood.

ALGS is also associated with several heart problems, including impaired blood flow from the heart into the lungs, which can often be addressed successfully through surgery. The disorder may also affect the blood vessels within the brain and spinal cord and the kidneys. Affected individuals may have an unusual butterfly shape of the bones of the spinal column and distinctive facial features including a broad, prominent forehead, deep-set eyes, and a small, pointed chin.

In more than 90% of cases, the disease is caused by mutations in the JAG1 gene, and a small proportion of patients with ALGS have mutations in a different gene, called NOTCH2. The JAG1 and NOTCH2 genes provide instructions for making proteins during embryonic development. These proteins influence how cells are used to build body structures in the developing embryo. It is believed that changes in either the JAG1 gene or NOTCH2 gene disrupt the Notch signaling pathway. As a result, errors may occur during development, especially affecting the bile ducts, heart, spinal column, and certain facial structures.

Signs and symptoms arising from liver damage in ALGS may include jaundice, pruritus, and deposits of cholesterol in the skin. The pruritus experienced by patients with ALGS is among the most severe in any chronic liver disease and is present in most affected children by the third year of life. A study to assess the health-related quality of life in ALGS-diagnosed patients indicated a significant burden in physical, psychological and social health. In patients who had not had a liver transplant, 75% had active scratching, with 32% having destruction of skin, bleeding or scarring. By comparison, only 12% of patients who had undergone liver transplant had any active scratching as outlined in the following table:

Pruritus Scores for Patients with and without Liver Transplant

Itching	Without Liver Transplant (n=53)		With Liver Transplant (n=17)
1. No scratching	8	% (4)	47	% (8)
2. Rubbing the skin or mild scratching	17	% (9)	41	% (7)
3. Actively scratching but no scrapes	17	% (9)	0	% (0)
4. Actively scratching and scrapes	26	% (14)	6	% (1)
5. Actively scratching and destruction of skin, bleeding, scarring	32	% (17)	6	% (1)

(Elisofon, Emerick, Sinacore, & Alonso, 2010)

The estimated prevalence of ALGS is three in 100,000 people in both the United States and the European Union, and we estimate that there are 9,500 children with ALGS in the United States and 15,000 in the European Union. We believe that approximately 2,850 of these U.S. children and 4,500 of these EU children, with moderate to severe pruritus who have not received a liver transplant, will be the initial target patient population for treatment with LUM001. We believe the opportunity exists to broaden beyond this initial patient population as a potential treatment for the underlying condition of ALGS.

Progressive Familial Intrahepatic Cholestasis (PFIC)

PFIC is a rare genetic disorder that causes progressive liver disease, which typically leads to liver failure. The disease is inherited in an autosomal recessive way, meaning that there are mutations in the two copies of the gene, maternal and paternal, in order for the disease to be present. Signs and symptoms of PFIC typically begin in infancy and are related to hepatic bile buildup and liver disease. Specifically, affected individuals experience pruritus, jaundice, failure to gain weight and grow at the expected rate, high blood pressure in the vein that supplies blood to the liver, and an enlarged liver and spleen. Elevation of serum bile acids is a common feature of the disease. The most prominent and problematic ongoing manifestation of PFIC is pruritus, leading to a severely diminished quality of life. Approximately 35% of patients undergo PEBD surgery and nearly 50% require liver transplantation. The symptoms of PFIC normally develop during the first three to six months of life and, without surgery, the disease is fatal by the second decade of a patient’s life.

In people with PFIC, liver cells are less able to secrete bile due to mutations in proteins that control bile flow. The resulting buildup of bile in liver cells causes liver disease in affected individuals. Three types of PFIC have been identified:

•

PFIC1.    PFIC1, also referred to as Byler disease, is caused by impaired bile salt secretion due to mutations that affect the FIC1 protein. ATP8B1 gene mutations cause PFIC1. The ATP8B1 gene provides instructions for making a protein that helps to maintain an appropriate balance of bile acids. Mutations in the ATP8B1 gene result in the buildup of bile acids in liver cells, damaging these cells and causing liver disease. Children affected by PFIC1 usually develop cholestasis in the first months of life. In the absence of surgical treatment, progression to cirrhosis and end-stage liver disease ensues during the first or second decade of life. In addition to signs and symptoms related to liver disease, children with PFIC1 may have short stature, deafness, diarrhea, inflammation of the pancreas, and low levels of fat-soluble vitamins in the blood.

•

PFIC2.    PFIC2 is caused by impaired bile salt secretion due to mutation in the gene that encodes the bile salt export pump protein, or BSEP. Mutations in the ABCB11 gene are responsible for PFIC2. The ABCB11 gene provides instructions for making BSEP that moves bile acids out of the liver. Mutations in the ABCB11 gene result in the buildup of bile salts in liver cells, damaging these cells and causing liver disease. The signs and symptoms of PFIC2 are typically related to liver disease and tend to be more severe than those experienced by patients with PFIC1. Children with PFIC2 often develop liver failure within the first few years of life and are at increased risk of developing a type of liver cancer called hepatocellular carcinoma.

•

PFIC3.    PFIC3, which may also present in infancy or later in childhood or even during young adulthood, is a result of impaired multi-drug resistant 3 protein, or MDR3. PFIC3 is caused by mutations in the ABCB4 gene. The ABCB4 gene provides instructions for making a protein that moves certain fats called phospholipids across cell membranes. Mutations in the ABCB4 gene lead to a lack of phospholipids available to bind to bile acids, resulting in a buildup of free bile acids which damage liver cells. Most people with PFIC3 have signs and symptoms related to liver disease which usually do not appear until later in infancy or early childhood. Liver failure can occur in childhood or adulthood in patients with PFIC3.

Some patients with PFIC do not have a mutation in the ATP8B1, ABCB11, or ABCB4 gene. In these cases, the cause of the condition is unknown.

The disease is estimated to affect one in every 100,000 people in the United States and two in every 100,000 in the European Union, and we estimate that there are 3,000 children with PFIC in the United States and 10,000 in the European Union. Children with PFIC1 and PFIC2 who have not received a liver transplant present the most urgent medical need and constitute approximately 900 patients in the United States and 3,000 in the European Union, which will be our initial target patient population for treatment with LUM001. We believe the opportunity exists to broaden beyond this initial patient population, and we plan to evaluate the effectiveness of LUM001 in patients with PFIC3 in a subsequent clinical trial.

Primary Biliary Cirrhosis (PBC)

PBC is a chronic condition in which the bile ducts become inflamed and are slowly destroyed. When bile ducts are damaged, bile acids can build up in the liver, leading to irreversible scarring of liver tissue. PBC is thought to be caused by an autoimmune reaction, but what initiates the autoimmune destruction of the bile ducts is not known. Nearly 90% of all PBC patients are women and disease onset usually occurs between the ages of 40 and 60. Although a large proportion of patients are asymptomatic at diagnosis, symptoms develop as the disease progresses. The most common symptoms are pruritus and fatigue. When present, pruritus can have a marked negative effect on the quality of life for patients with the disease. Other symptoms of PBC include abdominal pain, jaundice, cholesterol-rich fat deposits in the skin or tendons, or xanthomas, and dry eyes and mouth. The disease develops over time and may ultimately cause the liver to stop working completely. Treatment with UDCA, the only approved therapy for PBC, is only effective in approximately 50% of patients. Early treatment can delay but not stop the eventual onset of cirrhosis and liver failure. When a person has end-stage liver disease, a liver transplant is necessary for survival.

Genetic factors may make a person prone to develop PBC. The disease is more common in people who have a parent or sibling, particularly an identical twin, with the disease. Genetic factors may also make some patients with PBC prone to develop other autoimmune diseases such as Sjogren’s syndrome, scleroderma, Raynaud’s phenomenon and CREST syndrome.

We estimate that the prevalence of PBC is 40 per 100,000 people in the United States and 30 per 100,000 in the European Union, and prevalence rates are on the increase. We estimate that approximately 125,000 adults in the United States and 150,000 in the European Union suffer from PBC. We believe that the initial addressable market for LUM001 therapy is approximately 20,000 U.S. patients and 24,000 EU patients with moderate to severe pruritus who have not received a liver transplant. We believe the opportunity exists to broaden beyond this initial patient population as a potential treatment for the underlying condition of PBC.

Primary Sclerosing Cholangitis (PSC)

PSC is a disease that causes chronic inflammation and subsequent scarring of the bile ducts both inside and outside the liver. As scarring increases, the ducts become blocked and bile acids build up in the liver and damage liver cells. Eventually, scar tissue can spread throughout the liver, causing cirrhosis and liver failure. The causes of PSC are not known. Genes, immune system problems, bacteria, and viruses may all play a role in the development of the disease.

Most people with PSC are adults but the disease also occurs in children. The average age at diagnosis is 40 and approximately 70% of patients are male. Liver transplant is the only known cure for PSC, but transplant is typically reserved for patients with severe liver damage. Unlike other forms of cholestatic liver disease where liver transplantation is curative, PSC may recur post-liver transplantation.

Many patients are asymptomatic at diagnosis or have symptoms such as fatigue, abdominal discomfort, jaundice and pruritus. PSC can lead to various complications, including deficiencies of vitamins A, D, E, and K, infections of the bile ducts, cirrhosis, liver failure and bile duct cancer. PSC is also strongly associated with inflammatory bowel disease, or IBD. In PSC patients, the prevalence of IBD is reported to be in the range of 75-90%. The most frequent type of IBD in PSC is ulcerative colitis, which is diagnosed in approximately 87% of patients with IBD. Additionally, up to 13% have Crohn’s colitis disease.

The estimated prevalence of PSC is 14 in 100,000 people in the United States and 3 in 100,000 in the European Union with an average life expectancy of eight to ten years from diagnosis. We estimate that the disease affects 45,000 people in the United States and 15,000 in the European Union. We believe that the initial addressable market for LUM001 therapy is approximately 9,000 U.S. patients and 3,000 EU patients with moderate to severe pruritus who have not received a liver transplant. We believe the opportunity exists to broaden beyond this initial patient population as a potential treatment for the underlying condition of PSC.

Overview of LUM001

Our lead product candidate, LUM001, is a once-daily, orally-administered, potent and selective inhibitor of ASBT that reduces bile acid intestinal absorption and leads to increased bile acid excretion and lower levels of serum and hepatic bile acids. LUM001 is currently in Phase 2 clinical development for the treatment of orphan cholestatic liver diseases, including ALGS and PFIC in children and PBC and PSC in adults. All of these diseases are characterized by an impairment of bile flow, in which the liver is exposed to increased levels of bile acids, causing significant damage over time. We believe that by inhibiting ASBT, which is responsible for intestinal recycling of bile acids back to the liver, LUM001 may lower circulating bile acid levels and thereby reduce bile-acid mediated liver damage, leading to improvements in liver function and improving symptoms of cholestatic liver disease.

LUM001 was specifically designed to have limited systemic absorption, thereby minimizing potential safety concerns and avoiding drug-drug interactions. As a result, LUM001 acts locally inside the intestine before being excreted largely unchanged in the feces. At the doses being used in the LUM001 clinical trials, LUM001 is rarely detected in the systemic circulation. We believe this characteristic of the product candidate offers a novel, non-invasive approach with key safety advantages, particularly in patients with compromised liver function.

LUM001 has been previously evaluated as a treatment for elevated cholesterol levels in a clinical development program in which over 1,400 human subjects received LUM001 in a total of 12 completed clinical trials. The overall objective of the previous clinical development program was to evaluate the safety and efficacy of oral administration of LUM001 for the reduction of serum LDL-cholesterol in patients with hypercholesterolemia, or high levels of cholesterol in the blood. The pharmacological effects of LUM001 in humans were evaluated in seven Phase 1 and three Phase 2 clinical trials. In addition, two trials compared different formulations of LUM001. The results from these trials suggest the following:

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LUM001 lowers serum bile acids concentrations and increases bile acid excretion in feces, consistent with inhibition of intestinal bile acid reabsorption. At doses in adults of one mg/day or higher, LUM001 decreases bile acid levels with, for example, a ten mg/day dose causing approximately a 50% decrease in serum bile acids;

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LUM001 results in reductions of serum LDL-cholesterol. Since serum LDL-cholesterol is a precursor in the pathway for synthesis of bile acids, it is therefore expected that serum LDL-cholesterol levels will also be reduced if the recycling of bile acids via the enterohepatic circulation is inhibited; and

•

LUM001 was generally safe and well tolerated, with only a single drug-related significant adverse event, or SAE, of cholecystitis reported in a Phase 1 clinical trial. Plasma levels of LUM001 were consistent with a drug that is minimally absorbed, and drug interaction studies showed no clinically significant interactions between LUM001 and any of three statins evaluated.

We are currently conducting or expect to initiate three randomized placebo-controlled Phase 2 clinical trials and one 48-week extension trial of LUM001 in children with ALGS. In addition, we initiated an open label clinical trial in children with PFIC and an open label clinical trial in adults with PSC in the first quarter of 2014. We are also conducting a randomized placebo-controlled Phase 2 clinical trial in adults with PBC. We have submitted investigational new drug applications, or INDs, for LUM001 for the treatment of ALGS, PFIC, PBC and PSC. We submitted the IND for ALGS on October 24, 2013; the IND for PFIC on October 29, 2013; the IND for PBC on April 26, 2013; and the IND for PSC on November 19, 2013. Previously, G.D. Searle & Co. submitted an IND for LUM001 (formerly SD-S613) on June 15, 1999. Ownership of the previous IND was transferred to Pfizer, which requested withdrawal of the previous IND without prejudice on July 15, 2005. The FDA acknowledged the withdrawal request, and the withdrawal was completed on July 25, 2005. In addition, between May 3, 2013 and March 26, 2014, we submitted four clinical trial applications, or CTAs, in the United Kingdom and five CTAs in Canada for LUM001.

Our Clinical Trials for LUM001

Phase 2 Trials in ALGS: ITCH and IMAGO

LUM001 is being investigated in the United States, Canada and the United Kingdom in two Phase 2, 13-week, randomized, double-blind, placebo-controlled, multi-center trials in children with ALGS. The trials are designed to investigate the effects of LUM001, compared to placebo, on pruritus, serum bile acids and biochemical markers associated with cholestatic liver disease, such as alanine aminotransferase, or ALT, serum liver alkaline phosphatase, or ALP, gamma glutamyl transferase, or GGT, and bilirubin, following daily dosing over a 13-week period. The U.S. and Canada trial, which we refer to as ITCH, was initiated in the first quarter of 2014 and will enroll 24 patients. The UK trial, which we refer to as IMAGO, was initiated in the third quarter of 2013 and will enroll 18 patients. We reached agreement with both the FDA and the Medicines and Healthcare Products Regulatory Agency in the United Kingdom on the requirements for a clinical registration package which they defined as a 40-50 patient database including 12 months of drug exposure in a subset of these patients. In the United States, we have entered into a Cooperative Research and Development Agreement, or CRADA, with the National Institute of Diabetes and Digestive and Kidney Diseases, or NIDDK, a division within the National Institutes of Health. NIDDK supports a collaborative research network, the Childhood Liver Disease Research and Education Network, or ChiLDREN, with whom we are collaborating on ITCH. The 14 U.S. hospitals within ChiLDREN treat approximately 80% of the pediatric cholestatic liver disease patients in the United States.

In ITCH, the primary efficacy endpoint is the mean change from baseline to Week 13 in pruritus as measured by the average daily score of the ItchRO(Obs)™, a caregiver-reported outcome instrument measuring severity of itch. The average daily score will be calculated using the seven days pre-treatment for baseline, and the last seven days of treatment for Week 13. In IMAGO, the primary efficacy endpoint is the mean change from baseline to Week 13 in fasting serum bile acid level.

The secondary endpoints are mean change from baseline to Week 13 in fasting serum bile acid level (ITCH) and pruritus (IMAGO) as well as biochemical markers ALT, ALP, GGT and bilirubin (ITCH and IMAGO).

In ITCH, eligible subjects will be randomized to one of the three treatment groups including a high dose of 140 µg/kg/day, up to a maximum daily dose of 10 mg; a low dose of 70 µg/kg/day, up to a maximum daily dose of 5 mg; and placebo. For subjects randomized to LUM001, there will be a dose escalation period allowing subjects to acclimate to LUM001. The dose for each subject will be increased incrementally. At the end of four weeks, subjects will continue dosing for another nine weeks using the Week 4 dose, or the highest tolerated dose below the Week 4 dose.

In IMAGO, the trial consists of two cohorts, with each cohort having two treatment groups. The trial opened with enrollment in a first cohort consisting of a LUM001 dose of 140 µg/kg/day, up to a maximum daily dose of 10 mg, and placebo. The dose of the second cohort will be based on a blinded analysis of tolerability in the first cohort. If subjects tolerate the 140 µg/kg/day dose, the dose of LUM001 for the second cohort will be 280 µg/kg/day, up to a maximum daily dose of 20 mg. If subjects do not tolerate the first dose, the dose of LUM001 for the second cohort will be 70 µg/kg/day, up to a maximum daily dose of 5 mg.

In both studies, dosing will be stopped after Week 13 and subjects will be followed for an additional four weeks. All patients who complete ITCH or IMAGO will be able to participate in a long-term extension trial, which we refer to as IMAGINE.

Phase 2 Trial in ALGS: IMAGINE

IMAGINE, which was initiated in the fourth quarter of 2013, is a 48-week, multicenter, double-blind, long-term extension trial of LUM001 in children at least two years of age diagnosed with ALGS who have completed participation in either ITCH or IMAGO. IMAGINE is divided into three parts: a dose escalation period, a dose optimization period, and a stable dosing period. Subjects who were randomized to receive placebo in ITCH or IMAGO will receive LUM001 in IMAGINE. During the optimization period, dosing may be adjusted with the objective of achieving optimal control of pruritus up to a maximum daily dose of 280 µg/kg LUM001 or 20 mg total dose.

The primary objective of the trial is to evaluate the long-term safety and tolerability of LUM001 in pediatric subjects with ALGS. Secondary objectives of the trial are to evaluate the long-term effect of LUM001 on serum bile acids, pruritus and biochemical markers as well as the long-term effect of LUM001 on xanthomas associated with ALGS.

Phase 2 Trial in ALGS: ICONIC

ICONIC is planned to be a 48-week, open-label trial with a double-blind, placebo-controlled, randomized drug withdrawal period. The trial will be conducted at clinical sites in Europe, Canada and Australia and will enroll approximately 30 subjects. We plan to initiate ICONIC in the second quarter of 2014. The primary objective of ICONIC is to evaluate the long-term safety and tolerability of LUM001 in children with ALGS. Secondary objectives include to evaluate the effect of LUM001 on serum bile acid levels, biochemical markers of cholestasis and liver disease, pruritus and durability of drug effect.

The trial will be divided into four parts: an open label, dose escalation period up to a dose of 400 µg/kg/day, a stable dosing period, a randomized, double-blind, placebo-controlled drug withdrawal period and a long-term stable dosing period at doses up to 400 µg/kg/day.

Phase 2 Trial in PFIC: INDIGO

We initiated a 48-week, open-label trial designed to evaluate the safety and efficacy of LUM001 in PFIC patients at least one year of age, which we refer to as INDIGO. INDIGO was initiated in the first quarter of 2014 and will enroll approximately 12 patients. The trial is being conducted at clinical sites in the United States, the United Kingdom and the European Union. We are collaborating with ChiLDREN on INDIGO. INDIGO was designed to evaluate the safety and tolerability of LUM001 and to investigate the effects of LUM001 on serum bile acids, biochemical markers associated with cholestatic liver disease, and pruritus following daily dosing.

INDIGO is divided into three parts: a screening period, a treatment period and a long-term exposure period. The treatment period is comprised of a dose escalation phase, a stable dosing period at 140 µg/kg/day, and a stable dosing period at 280 µg/kg/day.

The primary efficacy endpoint of INDIGO is the change from baseline to Week 13 in fasting serum bile acid level. The secondary endpoints include change from baseline to Week 13 in biochemical markers, including ALT, ALP, and bilirubin, and pruritus.

Phase 2 Trial in PBC: CLARITY

In the third quarter of 2013, we initiated a 13-week, randomized, double-blind, placebo-controlled, multi-center trial, which we refer to as CLARITY, to evaluate LUM001 in patients with PBC. The trial is being conducted at clinical sites in both the United States and the United Kingdom. The trial is designed to investigate the effects of two doses of LUM001 in combination with UDCA on changes from baseline in pruritus and biochemical markers associated with PBC. The trial will enroll approximately 60 subjects.

The primary efficacy endpoint of CLARITY is the change from baseline in pruritus at Week 13 as measured by the average daily score of ItchRO(Pt)™, a patient-reported outcome instrument measuring severity of itch. The secondary efficacy endpoints include change from baseline in pruritus at interim time points and change from baseline ALP and serum bile acid levels.

CLARITY will consist of two cohorts, with each cohort having two treatment groups. The trial began with enrollment in the first cohort consisting of a LUM001 dose of 10 mg/day plus UDCA and placebo plus UDCA. The dose of the second cohort will be based on a blinded analysis of tolerability in the first cohort. If subjects tolerate well the 10 mg dose, the target dose of LUM001 for a second cohort will be 20 mg/day. If subjects experience intolerance, the target dose of LUM001 for the second cohort will be 5 mg/day.

Phase 2 Trial in PSC: CAMEO

CAMEO is a 14-week open-label trial to evaluate the safety, tolerability and efficacy of LUM001 in patients with PSC during 14 weeks of treatment. The trial was initiated in the first quarter of 2014 and will be conducted at clinical sites in the United States. We expect to enroll approximately 20 patients in CAMEO.

The primary efficacy endpoint is change from baseline in the fasting serum bile acid level at Week 14. Secondary efficacy endpoints include change from baseline in pruritus, biochemical markers of cholestasis and liver function, fecal bile acid level and fecal microbiome populations at Week 14.

For an individual subject, the trial participation period will consist of a screening visit and a lead-in observation period, followed by a treatment period and a follow-up period. The treatment period includes a dose escalation period followed by a stable dosing period. During the dose escalation period, the dose will be increased at weekly intervals to acclimate the subject to LUM001, up to a maximum dose of 10 mg/day. At the end of the dose escalation period, subjects will continue dosing at 10 mg/day, or the highest tolerated dose for the stable dosing period.

Previous Clinical Trials and Preclinical Development of LUM001

Previous Clinical Trials

The efficacy, pharmacokinetics, tolerability, and safety of LUM001 in humans have been evaluated in a total of 12 completed Phase 1 and Phase 2 clinical trials in healthy volunteers and patients with hypercholesterolemia that were conducted by Pfizer affiliates. Phase 1 clinical trials included a single and two multiple dose tolerability trials, an absorption, distribution, metabolism, and excretion trial, a statin co-administration trial, two statin interaction trials and a food composition trial. Phase 2 clinical trials included two dose-ranging trials in adult patients, a tolerability trial in adolescents and children, and a multiple dose tolerability and efficacy trial. Over 1,400 human subjects have been exposed to LUM001.

In a randomized, double-blind, placebo-controlled Phase 1 clinical trial in 167 human subjects treated for 28 days, 147 with LUM001 and 20 with placebo, LUM001 was shown to increase fecal bile acid excretion and to decrease serum bile acid concentrations (area under the curve, or AUC, a measure of drug concentration in the blood, for serum bile acids) at the doses indicated in the following graphic:

Mean Changes in Bile Acid Levels after Dosing with LUM001

* p<0.05, ** p<0.01 and *** p<0.001 vs. control (0) (where p-value is the statistical probability of a result due to chance alone, and a p-value of <0.05 reflects a statistically significant result)

LUM001 was evaluated at daily doses up to 100 mg over 28 days and at daily doses up to 40 mg over ten weeks and was generally found to be safe. The most commonly reported adverse drug reactions in LUM001-treated patients were abdominal cramping or pain and diarrhea/loose stools. These gastrointestinal adverse events, or GI AEs, are believed to be mechanism-based, due to elevated bile acid concentrations in the colon.

The frequency and severity of the GI AEs in adults, adolescents and children diminished over time. After three to four weeks on a stable dose of LUM001, GI AEs in adult patients decreased to near placebo levels as outlined in the following graphic, which shows the incidence of GI AEs at the indicated dose levels over an eight-week period following initial exposure to LUM001:

Percentage of Adult Patients with GI AEs Diminishes with Duration of Drug Exposure

GI AEs in adults, adolescents and children were dose dependent. These results suggest that over time, an individual’s GI tract can adapt to the effects of the drug and experience a reduction in the incidence rate of GI AEs. To assess the effects of dose titration, LUM001 was evaluated in a 28-day once-daily dosing study in healthy volunteers. In a dose escalation arm, the dose was increased every seven days starting from 0.5 mg daily and proceeding to a maximum of 5 mg daily. Using this regimen, the incidence of GI AEs was comparable with the rate observed in the placebo group as demonstrated in the table below:

	Placebo (n=20)		1 mg daily (n=8)		2.5 mg daily (n=25)		5 mg daily (n=26)		0.5-5 mg daily* (n=16)
GI Adverse Events
Abdominal pain	2	(10%)	3	(37%)	4	(16%)	5	(17%)	1	(6.3%)
Constipation	2	(10%)	0		3	(12%)	0		0
Diarrhea	1	(5%)	1	(12%)	5	(20%)	2	(7%)	0
Nausea	0		0		1	(4%)	1	(4%)	0
Pruritus Ani	0		0		6	(24%)	4	(15%)	0

*	Week 1: 0.5mg, Week 2: 1.0mg, Week 3: 2.5mg, Week 4: 5.0mg

No clinically significant laboratory abnormalities were documented in LUM001-treated subjects. LUM001 is associated with mild, often transient elevations of triglycerides and ALT in a small percentage of subjects. No deaths related to LUM001 have occurred in trials conducted to date. With the exception of a single SAE of cholecystitis reported in a Phase 1 clinical trial, no other SAEs possibly related or related to LUM001 have been reported.

LUM001 was designed to be minimally absorbed to minimize potential safety concerns and avoid any drug-drug interactions related to systemic exposure. In human subjects exposed to LUM001, plasma levels after chronic oral administration of LUM001 are consistent with a drug that is minimally absorbed. LUM001 was rarely detectable after multiple dosing with 20 mg or less. The majority of orally administered LUM001 was excreted intact in the feces along with a few minor metabolites.

Preclinical Development

In vitro studies with cells expressing human ASBT have demonstrated that LUM001 is a potent, selective inhibitor of bile acid recycling and has a high affinity for ASBT.

Preclinical studies in animal models, in which LUM001 was administered orally as a single dose or a once-daily dose for up to four weeks, indicate that selective inhibition of ASBT by LUM001 results in a dose-related increase in fecal bile acids and a dose-related decrease in serum bile acids. Results from a range of nonclinical safety studies indicate that LUM001 is safe and well-tolerated and support the dosing range and duration of treatment in our clinical trials. A study conducted in dogs to compare treatment with LUM001 and cholestyramine demonstrated that LUM001 is 1,000 times more potent in terms of reducing serum bile acid levels after a meal, or postprandial, than cholestyramine.

In this study, a single oral dose of LUM001 or cholestyramine was administered in a solution prior to feeding and blood samples were collected at 30-minute intervals for four hours after the meal. The graphic below shows the percentage inhibition of the expected bile acid increase in blood measured as the AUC for postprandial serum bile acids during the four-hour period following administration of LUM001 or cholestyramine at the indicated doses:

Percent Inhibition of Postprandial Rise in Total Serum Bile Acids in Dogs after a Single Oral Dose of Either LUM001 or Cholestyramine

(*p<0.05) vs. vehicle group

A preclinical study showed that inhibiting ASBT with LUM001 significantly improved biochemical markers of liver function in rats that had undergone partial bile duct ligation, or pBDL, surgery to induce a state of cholestasis. Rats subjected to pBDL showed a significant elevation in serum bile acids and an impaired liver function as demonstrated by increases in biochemical markers of liver damage, including ALT, ALP, aspartate aminotransferase, or AST, GGT, and total bilirubin over a sham surgery group, in which the rats were opened and closed back up without being subjected to pBDL to ensure that there was no surgical effect. These are all key parameters known to increase in human cholestatic liver disease. Rats that were subjected to pBDL and received LUM001 showed an increase in excretion of bile acids in the feces, as well as a significant reduction of serum bile acids and improvements in biochemical markers of liver damage at 14 days post-pBDL.

The graphic below compares the results from the sham surgery group, the vehicle group, in which the rats were subjected to pBDL but did not receive LUM001, and two groups receiving different doses of LUM001. These results show that inhibiting ASBT reduces circulating bile acid levels and improves liver function in animal models, further suggesting that ASBT inhibition may be an attractive approach to treating cholestatic liver disease:

LUM001 Treatment Reduces Serum Bile Acids and Liver Injury in pBDL Model

Overview of LUM002

Our second product candidate, LUM002, is a once-daily, orally-administered, highly potent and selective inhibitor of ASBT. We believe that LUM002 offers a novel approach in the treatment of NASH, a common liver disease, by blocking bile acid reabsorption to reduce hepatic cholesterol levels and modulate colonic bile acid concentrations. Elevated colonic bile acids signal through receptors on cells in the distal portion of the large intestine. This signaling stimulates the secretion of proteins that regulate insulin release from the pancreas and glucose metabolism. We have completed a Phase 1 clinical trial in healthy volunteers and patients with type 2 diabetes, a form of metabolic disease. We plan to initiate a Phase 2 clinical trial of LUM002 in the second half of this year for the treatment of NASH.

LUM002 has been shown in animal studies to increase plasma GLP-1, which stimulates insulin release in the pancreas, and decrease HbA1c. Phase 1 clinical trials with LUM002 have shown that LUM002 also decreases serum total cholesterol and LDL-cholesterol, and animal studies with LUM002 and other ASBT inhibitors have shown that LUM002 and other ASBT inhibitors decrease serum LDL-cholesterol and cholesterol levels in the liver and reduce progression of atherosclerosis. Given the well-established association of cardiovascular disease with obesity and diabetes and the growing link with NASH, the positive benefit demonstrated for ASBT inhibitors such as LUM002 on these cardiovascular risk factors suggests that LUM002 may provide significant benefits in patients with NASH. LUM002 was designed to be minimally absorbed to minimize potential safety concerns and avoid any drug-drug interactions related to systemic exposure.

INDs were not required for the completed Phase 1 clinical trials of LUM002 because those trials were completed outside of the United States. We submitted a CTA for LUM002 in the Netherlands on April 24, 2013, and Sanofi submitted a CTA for LUM002 in France on June 9, 2009. We would need to submit INDs prior to conducting any future trials in the United States.

NASH

NASH, an advanced form of nonalcoholic fatty liver disease, or NAFLD, is a condition characterized by fat deposits in the liver, which lead to inflammation and significant fibrosis. NASH and NAFLD resemble alcoholic liver disease, but occurs in people who consume little or no alcohol. It can slowly progress to a loss of hepatic function, irreversible liver damage and ultimately cirrhosis and hepatocellular carcinoma. NASH is the third-leading and fastest growing cause of liver transplantation in the United States, accounting for approximately 7.4% of liver transplants in 2010.

Studies have shown that metabolic abnormalities, such as diabetes, hypertension, dyslipidemia and obesity, are associated with a significant increase in the number of NAFLD patients progressing to NASH and advanced fibrosis. NAFLD is the most common liver disorder among adults in the Western world. Normally the liver contains some fat, but if more than 5-10% of the liver’s weight is fat, then it is referred to as a fatty liver, or steatosis. The spectrum of NAFLD ranges from simple steatosis to NASH, which can ultimately progress to end-stage liver disease.

Risk factors for developing NASH are similar to those for NAFLD. People with type 2 diabetes appear to have an increased risk of developing NAFLD and have a higher risk of developing fibrosis and cirrhosis associated with NASH. Studies to date have described a 60-76% prevalence of NAFLD and a 22% prevalence of NASH in diabetics. NAFLD affects 10-30% of the general population in the United States and is increasing. Estimates of prevalence in other parts of the world are as high as 37%.

NASH represents a substantial unmet medical need. According to the National Digestive Diseases Information Clearinghouse, 2-5% of Americans, or 6 million to 16 million individuals, suffer from this disease, of which an estimated 600,000 have been identified as having severe liver disease, which we view as our initial addressable market. In Western countries as a whole, industry sources estimate that NASH affects 2-3% of the general population, equating to an additional 10 million to 15 million individuals in Europe. NASH is becoming more common, largely believed to be related to the widespread increase in obesity. From 1980 to 2010, the rate of obesity in the United States alone has more than doubled in adults and more than tripled in children and is expected to increase by an additional 33% over the next two decades. Globally, the rate of obesity has also nearly doubled since 1980 and is expected to double again by 2030 if nothing is done to reverse the epidemic. NASH is one of the main causes of liver cirrhosis, behind hepatitis C and alcoholic liver disease, and is the fastest growing cause of liver transplantation in the United States. Despite the rapidly increasing incidence of NASH, there are no therapies currently approved for the treatment of this common liver disorder.

Our Recently Completed and Planned Clinical Trials for LUM002

We initiated a randomized, double-blinded, placebo controlled, multiple-dose Phase 1 clinical trial of LUM002 in the second quarter of 2013. The trial enrolled healthy subjects and patients with metabolic disease. There were four groups of 12 healthy subjects and one group of 11 patients with metabolic disease.

The primary objective of the trial was to evaluate the safety and tolerability of LUM002 administered orally, once daily, over a 28-day dosing interval in healthy subjects and metabolic disease patients.

The secondary objectives of the trial were to analyze the pharmacokinetic profile of LUM002, to evaluate the pharmacodynamic properties of LUM002 utilizing serum and fecal total bile acids and low density lipoprotein cholesterol as biomarkers, to explore the effect of LUM002 on liver enzymes and fat absorption parameters, and to explore the effect of LUM002 on glucose metabolism in metabolic disease patients.

Subjects in Groups 1 to 4 were administered escalating once daily oral doses of LUM002 from 0.5-10 mg or placebo for 28 days. In addition, Group 5 included patients with type 2 diabetes who received LUM002 or placebo once daily for 28 days.

The key findings from the study were as follows:

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LUM002 was generally safe and well tolerated in all dose groups. The most common adverse events were GI related and were mainly categorized as mild in nature. The incidence of such adverse events was higher in Weeks 1 and 2 in LUM002 treated subjects and diminished in Weeks 3 and 4. We have not yet explored the impact of dose escalation within individual patients on adverse events with LUM002 but would anticipate a further reduction in GI events as demonstrated in studies with LUM001. There were no drug-related adverse effects on liver enzymes.

•	Serum levels of LUM002 were below the level of detection in 44 of 45 LUM002 treated subjects, consistent with a minimally absorbed drug.

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LUM002 decreased serum LDL cholesterol, with the 10 mg dose resulting in a decrease of 15% at day 28 compared to baseline (p-value of 0.001). There were no changes in triglyceride or serum HDL cholesterol levels in any cohort.

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LUM002 increased serum levels of 4-cholesten-3-one, an intermediate in the conversion of cholesterol to bile acids, in a dose dependent manner as shown in the graphic below. In animal studies an increase in 4-cholesten-3-one has been indicative of a decrease in levels of cholesterol in the liver.

Serum C4 Concentration at Days -1, 14 & 28 (mean ± SD)

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LUM002 increased total fecal bile acid levels in a dose dependent manner as shown in the graphic below, indicating an increased level of bile acids in the colon, which has been shown to be accompanied by changes in hormones associated with metabolic control.

Total Fecal Bile Acids Days 26-28 [48 hours] – (mean ± SD)

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LUM002 reduced fasting glucose, with the 10 mg dose showing a drop of 1.4 mmol/L (13%) from baseline to day 28, as shown in the graphic below. The impact of LUM002 on insulin levels was consistent with improvements in insulin sensitivity.

Fasting Blood Glucose, Absolute Change from Baseline

(Day-1) LUM002 10 mg in Type 2 Diabetes (mean ± SD)

We plan to commence a randomized, double-blind, placebo-controlled Phase 2 clinical trial of LUM002 in NASH patients in the second half of 2014. The trial will explore two doses of LUM002 and placebo patients treated for 13 weeks. We will explore a number of biochemical markers as clinical endpoints of efficacy.

Previous Clinical Trial and Preclinical Development of LUM002

Phase 1 Clinical Trial

LUM002 has been previously evaluated in a three-part Phase 1 clinical trial in healthy subjects conducted by Sanofi. The trial included (1) 72 subjects in a randomized, double-blind, placebo-controlled trial, of whom 54 received an oral single ascending dose, or SAD, of LUM002 ranging from 0.25 up to 300 mg, (2) 12 subjects in a randomized, double-blind, placebo-controlled trial, of whom eight received a dose of 50 mg orally administered once daily for 14 days, and (3) eight subjects who received two single oral doses of 75 mg, with one given during fed conditions and the second during fasted conditions, in a randomized, open-label trial.

With the exception of a single SAE of elevated ALT and AST, no other SAEs possibly related or related to LUM002 were reported. The most common AEs reported were GI disorders observed both in the placebo and in the LUM002 groups.

In the SAD part of the trial, the low systemic exposure to LUM002 in healthy subjects was in line with the expected minimal intestinal absorption of LUM002.

LUM002 was also found to decrease cholesterol levels in healthy subjects. Subjects dosed with 50 mg once a day for 14 days had a decrease from baseline of approximately 11% in total cholesterol and 16% in LDL-cholesterol levels. No analysis for statistical significance was performed.

Preclinical Development

In vitro, LUM002 has been shown to be a highly potent, selective inhibitor of human and animal ASBT. In vivo, orally administered LUM002 causes a dose-dependent increase in fecal excretion of bile acids and decrease in total serum bile acids in male Zucker Diabetic Fatty Rats.

In a preclinical animal study, one group of hamsters received normal hamster chow, and the control group and LUM002-dosed hamsters received a cholesterol-enriched diet (0.1% by weight). In the cholesterol-fed hamsters, LUM002 increased fecal bile acid excretion and decreased serum LDL-cholesterol and hepatic cholesterol in a dose-dependent manner as shown in the following graphic:

Efficacy of LUM002 in Cholesterol-Fed Hamsters

(mean ± S EM) (n=6/group)

(1) p < 0.05 normal chow versus control (2) p < 0.05 LUM002 versus control

In another study, LUM002 increased plasma GLP-1, decreased fasting plasma glucose concentration and decreased plasma HbA1c in Male Zucker Diabetic Fatty Rats, as shown in the following graphic:

Three-Week Study in Male Zucker Diabetic Fatty Rats

Other Studies

In an animal study to assess the effect of blocking bile acid absorption, mice deficient in ASBT and fed a atherogenic diet for 16 weeks exhibited significant decreases in hepatic and plasma cholesterol levels and a blunting of the development of atherosclerosis.

In the Program on the Surgical Control of the Hyperlipedemias (POSCH) study of 838 patients with a single documented myocardial infarction, all mortality and atherosclerosis endpoints demonstrated statistically significant benefit in the group receiving ileal bypass surgery plus a controlled diet versus the group on a controlled diet alone. Ileal bypass achieves similar effects as ASBT inhibition and diverts bile acids to the colon.

Given the well-established association of cardiovascular disease with obesity and diabetes and the growing link with NASH, the positive benefit demonstrated for ASBT inhibitors such as LUM002 on these cardiovascular risk factors suggests that LUM002 may provide significant benefits in patients with NASH.

Additional Indications for LUM002

We believe that LUM002 may also have potential in the treatment of diabetes, a metabolic disorder that results from insufficient insulin production by the pancreas and is usually accompanied by insulin resistance and high blood glucose levels. In the liver, insulin normally suppresses glucose release, but with insulin resistance, the liver inappropriately releases glucose into the blood. By stimulating the release of insulin from the pancreas and reducing HbA1c and blood glucose, LUM002 may improve the metabolic complications linked to diabetes. LUM002 has previously been studied in patients with high LDL-cholesterol, and it may show benefits in patients with high LDL-cholesterol who are resistant or intolerant to other treatments, such as statins.

License and Development Agreements

License Agreement with Pfizer Inc.

In June 2012, we entered into a license agreement with Pfizer Inc., or Pfizer, pursuant to which we obtained an exclusive, worldwide license to Pfizer’s know-how related to LUM001 (formerly SD-5613), or the Pfizer Know-How. Under the agreement, we are permitted to research, develop, manufacture and commercialize products utilizing the Pfizer Know-How for the diagnosis, treatment, prevention, mitigation and cure of human diseases and disorders, and to sublicense such rights. Pfizer retained the right to use the Pfizer Know-How to conduct internal research and to use a third party to conduct research on Pfizer’s behalf.

We have sole responsibility and control over development and commercialization activities for the Pfizer Know-How and products utilizing the Pfizer Know-How, and we are obligated to use commercially reasonable efforts to develop and commercialize products utilizing the Pfizer Know-How. In the event we determine to sublicense to a third party our right to commercialize the Pfizer Know-How or products utilizing the Pfizer Know-How under the agreement, Pfizer has the first right to negotiate such a commercial license with us.

Ownership of inventions and discoveries under the agreement will be determined in accordance with the rules of inventorship under United States patent laws. We will own and bear all expenses incurred in preparing, filing, prosecuting and maintaining all patents for inventions that are solely invented by us.

In consideration for the rights granted to us under the agreement, we made an upfront payment to Pfizer of $350,000 and issued to Pfizer 763,747 shares of our Series A-1 preferred stock. As additional consideration, upon commercialization of any product utilizing the Pfizer Know-How, we will be required to pay to Pfizer a low single-digit royalty on net sales of such products sold by us, our affiliates or sublicensees. Our royalty obligations continue on a licensed product-by-licensed product basis until the eighth anniversary of the first commercial sale of such licensed product anywhere in the world.

We may unilaterally terminate the agreement for any reason or no reason upon 90 days’ written notice to Pfizer. Either party may terminate the agreement in the event of the other party’s insolvency or for the other party’s material breach of the agreement which remains uncured after 60 days of receiving written notice of such breach, or 30 days in the case of a payment breach. Absent early termination, the agreement will automatically expire on a country-by-country basis upon the expiration of our royalty payment obligations.

License Agreement with Sanofi-Aventis Deutschland GmbH

In September 2012, we entered into a license agreement with Sanofi-Aventis Deutschland GmbH, or Sanofi, under which we obtained an exclusive, worldwide license to certain patents and know-how controlled by Sanofi related to LUM002 (formerly SAR-548304), or the Sanofi Technology. Under the agreement, we are permitted to develop and commercialize under the Sanofi Technology products containing LUM002. Additionally, under the agreement we are permitted to manufacture products containing LUM002 utilizing the Sanofi Technology and to sublicense such rights. In addition, Sanofi granted to us an exclusive option to obtain an exclusive license to manufacture LUM002 during the term of the agreement. Unless and until we exercise such option, we should exclusively be supplied by Sanofi with quantities of LUM002 to develop and commercialize products utilizing the Sanofi Technology. Sanofi retained the right to practice the Sanofi Technology outside the scope of the license granted to us under the agreement and to make and use LUM002 for internal research purposes, provided that upon our request, Sanofi is obligated to provide us with a written summary of the results of any such research to the extent such results relate to the use of LUM002 as an ASBT inhibitor.

Under the agreement, we have sole authority and responsibility over development and commercialization activities for licensed products, and we are required to use diligent efforts to perform certain development, regulatory and commercialization activities.

In the event we determine to subcontract with a third party for the manufacture of a product utilizing the Sanofi Technology following initiation of the first Phase 3 clinical trial related to such licensed product, Sanofi has the right under the agreement to negotiate for the performance of such manufacturing services. In addition, in the event we determine to sublicense or assign to a third party our rights to commercialize products utilizing the Sanofi Technology, Sanofi has the first right to negotiate such commercial license with us. Finally, in the event that we propose to explore a potential change in control transaction, Sanofi has the right to participate in such process, and, in the event that we receive a third party proposal regarding a change in control transaction, Sanofi will have an opportunity to provide a proposal with respect to such transaction.

We will own all inventions and discoveries arising out of activities conducted by us under the agreement. We will also be responsible for the preparation, filing, prosecution and maintenance of patents under the agreement. Further, we will have the first right, but will not be obligated, to enforce patents under the agreement. If we do not exercise our right to enforce patents under the agreement, Sanofi will be able to enforce the patents.

In consideration for the rights granted to us under the agreement, we made an upfront payment to Sanofi of $500,000 and issued to Sanofi 500,000 shares of our Series A-1 preferred stock. Sanofi has a one-time option during the term of the agreement to require us to repurchase all of our capital stock then held by Sanofi for $1.00 in the aggregate. We are also required to pay to Sanofi up to an aggregate of $36 million upon the achievement of certain regulatory, commercialization and product sales milestones. Upon commercialization of any product utilizing the Sanofi Technology, we will be required to pay to Sanofi tiered royalties in the mid to high single-digit range based upon net sales of licensed products sold by us and our affiliates and sublicensees in a calendar year, subject to adjustments in certain circumstances. Our royalty obligations continue on a licensed product-by-licensed product and country-by-country basis until the later to occur of the expiration of the last valid claim in a licensed patent covering the applicable licensed product in such country and ten years after the first commercial sale of a licensed product following regulatory approval in such country. In the event we sublicense our right to commercialize a product utilizing the Sanofi Technology, we are obligated to pay to Sanofi a fee based on a percentage of sublicense fees received by us, which percentage ranges from the mid-teens to low-thirties, depending on the stage of development of such licensed product, and is subject to adjustment in certain circumstances.

For three years after the first commercial sale of a product utilizing the Sanofi Technology, on a licensed product-by-licensed product basis, we may not, through our own efforts or with an affiliate or third party, commercialize any product for specified indications with a method of action that reduces the reabsorption of bile acids in the intestinal tract, except for the commercialization of products utilizing the Sanofi Technology under the agreement.

We may unilaterally terminate the agreement for any reason or no reason upon 60 days’ written notice to Sanofi after the second anniversary of the agreement. We may also terminate the agreement on a country-by-country or licensed product-by-licensed product basis upon written notice to Sanofi (1) if we reasonably determine that we are precluded from proceeding with the first Phase 2B clinical trial for a product utilizing the Sanofi Technology in certain major markets due to certain safety failures or (2) after using diligent efforts, we reasonably determine that we are precluded from proceeding with a Phase 3 clinical trial for a product utilizing the Sanofi Technology in certain major markets due to certain safety or efficacy failures. Either party may terminate the agreement in the event of the other party’s insolvency or for the other party’s material breach of the agreement which remains uncured after 90 days of receiving written notice of such breach, or ten business days in the case of a payment breach. Absent early termination, the agreement will remain in effect on a country-by-country and licensed product-by-licensed product basis until the expiration of our royalty payment obligations for such licensed product in such country.

License Agreement with Satiogen Pharmaceuticals, Inc.

In February 2011, we entered into a license agreement with Satiogen Pharmaceuticals, Inc., or Satiogen, under which we obtained an exclusive, worldwide license to certain patents and know-how controlled by Satiogen related to ASBT inhibitors, or the ASBTi Technology, and TGR5 agonists, or the TGR5 Technology. Under the agreement, we are permitted to develop, manufacture and commercialize products utilizing the ASBTi Technology or TGR5 Technology for the diagnosis, treatment, prevention, mitigation and cure of human diseases and disorders, and to sublicense such rights.

We have sole responsibility and control over development and commercialization activities for products utilizing the ASBTi Technology or TGR5 Technology under the agreement and we are required to use commercially reasonable efforts to develop and commercialize such licensed products.

Ownership of inventions and discoveries conceived or reduced to practice under the agreement will be determined in accordance with the rules of inventorship under United States patent laws. We will own any and all inventions made by us or jointly with Satiogen under the agreement and we will be responsible for filing, prosecuting and maintaining any patents for such inventions. Satiogen will own any and all inventions that are solely invented by Satiogen under the agreement and will be responsible for preparing, filing, prosecuting and maintaining any patents for such inventions. Satiogen will be responsible for filing, prosecuting and maintaining patents related to the ASBTi Technology and TGR5 Technology controlled by Satiogen as of the effective date or during the term of the agreement. Additionally, prior to certain events specified in the agreement, Satiogen will have the sole right, but not the obligation, to enforce patents related to the ASBTi Technology and the TGR5 Technology; after which, we will have the sole right, but not the obligation, to enforce patents related to the ASBTi Technology and the TGR5 Technology.

In consideration for the rights granted to us under the agreement, we issued to Satiogen 1,380,000 shares of our Series A-1 preferred stock and 690,000 shares of our common stock. We are also are required to pay to Satiogen up to an aggregate of $10.5 million upon the achievement of certain milestones, of which $500,000 relates to the initiation of certain development activities, $5 million relates to the completion of regulatory approvals and $5 million relates to commercialization activities. We will be required to pay to Satiogen a low single-digit royalty on net sales of products utilizing the ASBTi Technology or TGR5 Technology sold by us and our affiliates. Our royalty obligations continue on a licensed product-by-licensed product and country-by-country basis until the expiration of the last valid claim in a licensed patent covering the applicable licensed product in such country.

In the event we sublicense any of our rights under the ASBTi Technology or TGR5 Technology to a third party, we are obligated under the agreement to pay to Satiogen a fee based on a percentage of sublicense revenue received by us, which percentage ranges from the mid-teens to mid-twenties, depending on whether the right granted is in connection with the ASBTi Technology or TGR5 Technology, and the stage of development of such sublicensed technology. In addition, we are obligated under the agreement to pay to Satiogen a percentage of royalties we receive in consideration for the grant of such sublicense based on a percentage of revenue generated by such sublicensee for sales of products utilizing the ASBTi Technology or TGR5 Technology, which percentage is in the low-fifties and is subject to adjustment in certain circumstances. This payment will not exceed an amount that is one-half of our low single-digit royalty obligation to Satiogen.

We may unilaterally terminate the agreement for any reason or no reason upon 90 days’ written notice to Satiogen. If we cease all research, development and commercialization efforts with respect to all licensed products related to the ASBTi Technology or the TGR5 Technology for over one year, or we determine to cease all such efforts, Satiogen may elect to terminate the agreement with respect to the license under the ASBTi Technology or the TGR5 Technology, respectively. Either party may terminate the agreement for the other party’s material breach of the agreement which remains uncured after 90 days of receiving written notice of such breach. Absent early termination, the agreement will automatically terminate upon the expiration of our royalty obligations.

Cooperative Research and Development Agreement with the National Institute of Diabetes and Digestive and Kidney Diseases, or NIDDK

In January 2013, we entered into a cooperative research and development agreement, or CRADA, relating to our ongoing Phase 2 clinical development of LUM001 for the treatment of ALGS and PFIC. At the time the CRADA was signed, we anticipated that ITCH would include patients with both those diseases. Based on guidance from the FDA, we later separated these indications into two trials, ITCH and INDIGO. NIDDK supports a collaborative research network, ChiLDREN, with whom we are collaborating on ITCH and INDIGO. In accordance with the terms of the CRADA, we are obligated to make installment payments totaling approximately $1.5 million upon achievement of certain regulatory and clinical milestones.

Under the terms of the CRADA, inventions developed under the CRADA will be owned by the party that produced such inventions and jointly developed inventions will be jointly owned. We will have the first opportunity to file patent applications on any jointly developed inventions under the CRADA. If we do not exercise our rights, NIDDK will be able to file a patent application covering such inventions.

Under the terms of the CRADA, we have an option to elect a royalty-free, paid-up (except for patent prosecution and maintenance fees for patent applications and patents), worldwide and exclusive license for research, development and commercialization purposes on inventions made solely by NIDDK or jointly by us and NIDDK that claim the method of use of LUM001, including the right to sublicense to affiliates, contractors or collaborators. With respect to any other subject inventions made under the CRADA, we have an option to elect a royalty-free, paid-up, worldwide, nonexclusive and nontransferable license for research and development purposes, and an exclusive option to elect an exclusive or nonexclusive commercialization license. The U.S. government has also been granted a worldwide, nonexclusive, nontransferable, irrevocable, paid-up license in respect of any subject inventions under the CRADA; provided that, in the case of inventions made solely by us, the license will be limited to use for research or other government purposes. If we exercise an exclusive license to a CRADA subject invention, the U.S. government will retain the right to require us to grant to a responsible applicant a nonexclusive, partially exclusive or exclusive sublicense on terms that are reasonable under the circumstances, or if we fail to do so, grant a license itself if the U.S. government determines that the action is necessary (1) to meet health and safety needs, (2) to meet the requirements for public use specified by federal regulations, or (3) if we have failed to comply with the terms of the agreement. The exercise of these rights will only be in exceptional circumstances and is subject to administrative appeal and judicial review.

The CRADA has a term of five years, ending in January 2018. The parties to the CRADA may terminate the CRADA at any time by mutual written consent. Either party may terminate the CRADA at any time by providing

60 days’ prior written notice to the other party. However, if we unilaterally terminate the CRADA, NIDDK may, at its option, retain any funds transferred to NIDDK under the CRADA for use in completing the research plan under the agreement. Unless the termination was for safety reasons, we may be required to supply sufficient quantities of LUM001 and placebos to complete the trial. If we suspend development of LUM001 other than for safety reasons, without the transfer of our development efforts, assets and obligations to a third party within 180 days of discontinuation, NIDDK may continue developing LUM001. In such circumstances, we would be required to transfer to NIDDK all information necessary to manufacture LUM001 or arrange for an independent contractor to manufacture and provide LUM001 to NIDDK for a period equal to the earlier of two years or until completion of ongoing mutually agreed to protocols for studies to be performed under the CRADA.

Intellectual Property

We are building an intellectual property portfolio around ASBT inhibition and our core product candidates, LUM001 and LUM002. A large part of our strategy for intellectual property portfolio building is to seek patent protection in the United States and other major markets that we consider important to the development of our business worldwide. Our success depends in part on our ability to obtain and maintain proprietary protection for our product candidates and other discoveries, inventions, trade secrets and know-how that are critical to our business operations. Our success also depends in part on our ability to operate without infringing the proprietary rights of others, and in part, on our ability to prevent others from infringing our proprietary rights. A comprehensive discussion on risks relating to intellectual property is provided under “Risk Factors” under the subsection “Risks Related to Our Intellectual Property.”

We have developed and continue to develop a patent portfolio around our lead product candidates, LUM001 and LUM002. We have filed patent applications in the United States, Europe and other countries covering methods of treating cholestasis using ASBTis that have limited systemic exposure, which, if issued, will expire in October 2032, absent any patent term adjustments or extensions. We have also filed patent applications in the United States, Europe and other countries covering the pediatric formulations of ASBTis that have limited systemic exposure, which, if issued, will expire in October 2032, absent any patent term adjustments or extensions. Additionally, we have licensed patent applications in the United States, Europe and other countries from Satiogen covering therapeutic uses of ASBTis that have limited systemic exposure, including methods of treating diabetes and obesity, which if issued will expire in November 2029, absent any patent term adjustments or extensions. Further, we have licensed an issued UK patent from Satiogen which covers methods of treating diabetes and obesity and which will expire in November 2029. We have licensed an issued U.S. patent, US 7,956,085, from Sanofi which covers LUM002, and salts thereof, which expires in December 2027. We also licensed patent applications in the United States, Europe and other countries from Sanofi covering methods of making LUM002 which, if issued, will expire in April 2029, absent any patent term adjustments or extensions. Patents related to LUM001 and LUM002 may be eligible for patent term extensions in certain jurisdictions, upon approval of a commercial use of the corresponding product by a regulatory agency in the jurisdiction where the patent was granted.

In addition to patent protection, we rely on trade secret protection, trademark protection and know-how to expand our proprietary position around our chemistry, technology and other discoveries and inventions that we consider important to our business. In addition, we currently have Orphan Drug Designation for LUM001 for the treatment of ALGS and PFIC in children and PBC and PSC in adults in the United States and the European Union, providing the opportunity to receive 7 years of market exclusivity in the United States and 10 years of market exclusivity in the European Union, which can be extended to 12 years in the European Union if trials are conducted in accordance with an agreed-upon pediatric investigational plan. We also seek to protect our intellectual property in part by entering into confidentiality agreements with companies with whom we share proprietary and confidential information in the course of business discussions, and by having confidentiality terms in our agreements with our employees, consultants, scientific advisors, clinical investigators and other contractors and also by requiring our employees, commercial contractors, and certain consultants and investigators, to enter into invention assignment agreements that grant us ownership of any discoveries or inventions made by them while in our employ.

Furthermore, we seek trademark protection in the United States and internationally where available and when we deem appropriate. We have obtained registration for the Lumena trademark, which we use in connection with our pharmaceutical research and development services as well as our clinical-stage products.

Sales and Marketing

We currently do not have a commercial organization for the marketing, sales and distribution of pharmaceutical products. We intend to build the commercial infrastructure necessary to effectively support the commercialization of LUM001, if approved, in North America and to partner with third parties for commercialization of LUM001 in other markets. We believe that our commercial organization can be modest in size and targeted to the relatively small number of specialists who treat patients with cholestatic liver disease. We intend to seek strategic partnerships to accelerate the broader clinical development and commercialization of LUM002 in NASH and other metabolic diseases.

The commercial infrastructure for orphan products typically consists of a targeted, specialty sales force that calls on a limited and focused group of physicians supported by sales management, internal sales support, an internal marketing group and distribution support. Additional capabilities important to the marketplace include the management of key accounts such as managed care organizations, group-purchasing organizations, specialty pharmacies, government accounts and reimbursement support. Based on the number of physicians that treat orphan cholestatic liver diseases, we believe that we can effectively target the relevant audience for LUM001 in North America by establishing a sales force either internally or through a contract sales force. To develop the appropriate commercial infrastructure, we will have to invest significant amounts of financial and management resources, some of which will be committed prior to any confirmation that LUM001 will be approved.

Manufacturing

We do not own or operate manufacturing facilities for the production of LUM001 and LUM002 or other product candidates that we may develop, nor do we have plans to develop our own manufacturing operations in the foreseeable future. We currently depend on third-party contract manufacturers for all of our required raw materials, active pharmaceutical ingredient and finished products for our preclinical research and clinical trials. We do not have any current contractual arrangements for the manufacture of commercial supplies of LUM001 or LUM002. Prior to receipt of approval from the FDA, we intend to enter into agreements for commercial production of our products with third party suppliers or, in the case of LUM002, with third party suppliers or Sanofi. We currently employ internal resources and third-party consultants to manage our manufacturing contractors.

Competition

There are no approved therapies for the treatment of ALGS, PFIC or PSC in the United States. Symptomatic treatment with antipruritics, such as cholestyramine (Questran®), typically provides only modest relief. Bristol Myers Squibb has discontinued Questran, but generic versions of the drug are marketed by Upsher-Smith Laboratories, Inc., Par Pharmaceutical Companies, Inc. and Sandoz, the generic pharmaceuticals division of Novartis AG. Ursodeoxycholic acid is approved for the treatment of PBC, but many patients continue to exhibit disease progression as evidenced by worsening biochemical markers of liver damage and symptoms such as pruritus. UDCA is marketed by a number of generic pharmaceutical companies such as Mylan Inc., Actavis Inc., Lannett Company, Inc. and Par Pharmaceutical Companies, Inc.

A number of drugs including UDCA, rifampin and naltrexone are used off-label to treat patients suffering from cholestatic liver disease. Additionally, surgical interventions, such as PEBD surgery and NBD, and extracorporeal liver support, such as MARS, are also employed in an attempt to lower bile acid levels, manage pruritus and improve measures of liver function.

Our potential competitors include major multinational pharmaceutical companies, established biotechnology companies, specialty pharmaceutical companies and universities and other research institutions. We are aware of a number of companies with farnesoid X receptor, or FXR, agonists in development that could be used to treat the cholestatic liver diseases that we are targeting. Intercept Pharmaceuticals, Inc. is currently conducting a Phase 3 clinical trial of obeticholic acid in PBC. Intercept expects results to be available in the second quarter of 2014. Intercept is also planning to initiate a Phase 2 study of obeticholic acid in PSC in the second half of 2014. We are also aware of other companies, including Eli Lilly and Company and Phenex Pharmaceuticals AG that have FXR agonists in Phase 2 or earlier stages of preclinical development. GlaxoSmithKline plc and Albireo AB have ASBT inhibitors in Phase 1 or preclinical development for cholestatic liver disease. Additionally, Johnson & Johnson and NovImmune SA are investigating monoclonal antibodies in Phase 2 clinical trials as potential treatments for PBC, and Gilead Sciences, Inc., is investigating a monoclonal antibody in a Phase 2 clinical trial in PSC. Dr. Falk Pharma GmbH has also acquired the rights to RhuDex®, a clinical stage compound, which it plans to develop for the treatment of PBC. Additionally, Dr. Falk Pharma GmbH is conducting a Phase 2 clinical trial of nor-Ursodeoxycholic acid in PSC and a Phase 3 clinical trial of combination UDCA and budesonide, a steroid, as a treatment for PBC. Finally, NGM Biopharmaceuticals, Inc., is investigating a biologic in combination with UDCA in Phase 2 clinical trials in PBC.

There are currently no therapeutic products approved for the treatment of NASH. There are several marketed therapeutics that are currently used off label for this indication, such as insulin sensitizers (e.g., metformin), antihyperlipidemic agents (e.g., gemfibrozil), pentoxifylline and UDCA, but they have not been proven effective in the treatment of NASH. We are aware of several companies that have product candidates in Phase 2 clinical development for the treatment of NASH, including Conatus Pharmaceuticals Inc., Galmed Medical Research Ltd., Genfit Corp., Gilead Sciences, Inc., Immuron Ltd., Intercept Pharmaceuticals, Mochida Pharmaceutical Co., Ltd., NasVax Ltd., Takeda Pharmaceutical Company Limited and Raptor Pharmaceutical Corp., and there are other companies with candidates in earlier stage programs. It is also possible that, in addition to the Intercept Pharmaceutical product candidate, one or more of the FXR agonist candidates mentioned above could be explored for the treatment of NASH.

Many of our competitors, either alone or with their strategic partners, have substantially greater financial, technical and human resources than we do and significantly greater experience in the discovery and development of product candidates, obtaining FDA and other regulatory approvals of product candidates and the commercialization of those products. Accordingly, our competitors may be more successful than we may be in obtaining approval for drugs and achieving widespread market acceptance. Our competitors’ products may be more effective, or more effectively marketed and sold, than any product we may commercialize and may render our product candidates obsolete or non-competitive before we can recover the expenses of developing and commercializing any of our product candidates. We anticipate that we will face intense and increasing competition as new products enter the market and advanced technologies become available.

Government Regulation and Product Approval

As a pharmaceutical company that operates in the United States, we are subject to extensive regulation. Government authorities in the United States (at the federal, state and local level) and in other countries extensively regulate, among other things, the research, development, testing, manufacturing, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of drug products such as those we are developing. LUM001 and LUM002 and any other product candidates that we develop must be approved by the FDA before they may be legally marketed in the United States and by the appropriate foreign regulatory agency before they may be legally marketed in foreign countries. Generally, our activities in other countries will be subject to regulation that is similar in nature and scope as that imposed in the United States, although there can be important differences. Additionally, some significant aspects of regulation in Europe are addressed in a centralized way, but country-specific regulation remains essential in many respects.

U.S. Drug Development Process

In the United States, the FDA regulates drugs under the Federal Food, Drug and Cosmetic Act, or FDCA, and implementing regulations. Drugs are also subject to other federal, state and local statutes and regulations.

The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant to administrative or judicial sanctions. FDA sanctions could include, among other actions, refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters, product recalls or withdrawals from the market, product seizures, total or partial suspension of production or distribution injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us. The process required by the FDA before a drug may be marketed in the United States generally involves the following:

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completion of extensive preclinical laboratory tests, preclinical animal studies and formulation studies in accordance with applicable regulations, including the FDA’s Good Laboratory Practice, or GLP, regulations and other applicable regulations;

•	submission to the FDA of an IND, which must become effective before human clinical trials may begin;

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performance of adequate and well-controlled human clinical trials in accordance with applicable regulations, including the FDA’s current good clinical practice, or GCP, regulations to establish the safety and efficacy of the proposed drug for its proposed indication;

•	submission to the FDA of an NDA for a new drug;

•	a determination by the FDA within 60 days of its receipt of an NDA to file the NDA for review;

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satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities where the drug is produced to assess compliance with the FDA’s current good manufacturing practice, or cGMP, requirements to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity;

•	potential FDA audit of the preclinical and/or clinical trial sites that generated the data in support of the NDA; and

•	FDA review and approval of the NDA prior to any commercial marketing or sale of the drug in the United States.

Before testing any compounds with potential therapeutic value in humans, the drug candidate enters the preclinical testing stage. Preclinical tests include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies, to assess the potential safety and activity of the drug candidate. The conduct of the preclinical tests must comply with federal regulations and requirements including GLPs. The sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of the IND. An IND is a request for authorization from the FDA to administer an investigational drug product to humans. The central focus of an IND submission is on the general investigational plan and the protocol(s) for human trials. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA raises concerns or questions regarding the proposed clinical trials and places the IND on clinical hold within that 30-day time period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The FDA may also impose clinical holds on a drug candidate at any time before or during clinical trials due to safety concerns or non-compliance. Accordingly, we cannot be sure that submission of an IND will result in the FDA allowing clinical trials to begin, or that, once begun, issues will not arise that suspend or terminate such trial.

Clinical trials involve the administration of the drug candidate to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor’s control, in accordance with GCPs, which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria, and the parameters to be used to monitor subject safety and assess efficacy. Each protocol, and any subsequent amendments to the protocol, must be submitted to the FDA as part of the IND. Further, each clinical trial must be reviewed and approved by an independent institutional review board, or IRB, at or servicing each institution at which the clinical trial will be conducted. An IRB is charged with protecting the welfare and rights of trial participants and considers such items as whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed. There are also requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

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Phase 1.    The drug is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion, the side effects associated with increasing doses, and if possible, to gain early evidence of effectiveness. In the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients.

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Phase 2.    The drug is evaluated in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases or conditions and to determine dosage tolerance, optimal dosage and dosing schedule.

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Phase 3.    Clinical trials are undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population at geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall benefit/risk ratio of the product and provide an adequate basis for product approval. Generally, two adequate and well-controlled Phase 3 clinical trials are required by the FDA for approval of an NDA. Phase 3 clinical trials usually involve several hundred to several thousand participants.

Post-approval studies, or Phase 4 clinical trials, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, FDA may mandate the performance of Phase 4 trials.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and written IND safety reports must be submitted to the FDA and the investigators for serious and unexpected adverse events or any finding from tests in laboratory animals that suggests a significant risk for human subjects. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, if at all. The FDA, the IRB, or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether or not a trial may move forward at designated check points based on access to certain data from the trial. We may also suspend or terminate a clinical trial based on evolving business objectives and/or competitive climate.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the drug as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug candidate and, among other things, must develop methods for testing the identity, strength, quality and purity of the final drug. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the drug candidate does not undergo unacceptable deterioration over its shelf life.

U.S. Review and Approval Processes

The results of product development, preclinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the chemistry of the drug, proposed labeling and other relevant information are submitted to the FDA as part of an NDA requesting approval to market the product. The application includes both negative or ambiguous results of preclinical and clinical trials as well as positive findings. Data may come from company-sponsored clinical trials intended to test the safety and effectiveness of a use of a product, or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and effectiveness of the investigational drug product to the satisfaction of the FDA. The submission of an NDA is subject to the payment of substantial user fees; a waiver of such fees may be obtained under certain limited circumstances.

In addition, under the Pediatric Research Equity Act, an NDA or supplement to an NDA must contain data to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant deferrals for submission of data or full or partial waivers. Unless otherwise required by regulation, the Pediatric Research Equity Act does not apply to any drug for an indication for which orphan designation has been granted. However, if only one indication for a product has orphan designation, a pediatric assessment may still be required for any applications to market that same product for the non-orphan indication(s).

The FDA reviews all NDAs submitted before it accepts them for filing and may request additional information rather than accepting an NDA for filing. The FDA must make a decision on accepting an NDA for filing within 60 days of receipt. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. Under the goals and policies agreed to by the FDA under the Prescription Drug User Fee Act, the FDA has 12 months from its date of receipt in which to complete its initial review of a standard NDA for a new molecular entity and respond to the applicant, and eight months from date of receipt for a priority NDA. The FDA does not always meet its Prescription Drug User Fee Act goal dates for standard and priority NDAs, and the review process is often significantly extended by FDA requests for additional information or clarification.

After the NDA submission is accepted for filing, the FDA reviews the NDA to determine, among other things, whether the proposed product is safe and effective for its intended use, and whether the product is being manufactured in accordance with cGMP to assure and preserve the product’s identity, strength, quality and purity. The FDA may refer applications for novel drug products or drug products which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions and typically follows the advisory committee’s recommendations.

Before approving an NDA, the FDA will inspect the facilities at which the product is manufactured. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA may inspect one or more clinical sites to assure compliance with GCP requirements. After the FDA evaluates the application, manufacturing process and manufacturing facilities, it may issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application is not ready for approval. A Complete Response Letter usually describes all of the specific deficiencies in the NDA identified by the FDA. The Complete Response Letter may require additional clinical data and/or (an) additional pivotal Phase 3 clinical trial(s), and/or other significant and time-consuming requirements related to clinical trials, preclinical studies or manufacturing. If a Complete Response Letter is issued, the applicant may either resubmit the NDA, addressing all of the deficiencies identified in the letter, or withdraw the application. Even if such data and information is submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data.

If a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling or may condition the approval of the NDA on other changes to the proposed labeling, development of adequate controls and specifications, or a commitment to conduct one or more post-market studies or clinical trials. For example, the FDA may require Phase 4 testing, which involves clinical trials designed to further assess a drug safety and effectiveness, and may require testing and surveillance programs to monitor the safety of approved products that have been commercialized. The FDA may also determine that a risk evaluation and mitigation strategy, or REMS, is necessary to assure the safe use of the drug. If the FDA concludes a REMS is needed, the sponsor of the NDA must submit a proposed REMS; the FDA will not approve the NDA without an approved REMS, if required. A REMS could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools.

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug intended to treat a rare disease or condition, which is a disease or condition that affects fewer than 200,000 individuals in the United States or, if it affects more than 200,000 individuals in the United States, there is no reasonable expectation that the cost of developing and making a drug product available in the United States for this type of disease or condition will be recovered from sales of the product. Orphan designation must be requested before submitting an NDA. After the FDA grants orphan designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications to market the same drug or biological product for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity or inability to manufacture the product in sufficient quantities. The designation of such drug also entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers. Competitors, however, may receive approval of different products for the indication for which the orphan product has exclusivity or obtain approval for the same product but for a different indication for which the orphan product has exclusivity. Orphan exclusivity also could block the approval of one of our products for seven years if a competitor obtains approval of the same drug as defined by the FDA or if our product candidate is determined to be contained within the competitor’s product for the same indication or disease. If an orphan designated product receives marketing approval for an indication broader than what is designated, it may not be entitled to orphan exclusivity. Orphan drug status in the European Union has similar but not identical benefits in that jurisdiction.

We currently have Orphan Drug Designation for LUM001 for the treatment of ALGS and PFIC in children and PBC and PSC in adults in the United States and the European Union, providing the opportunity to receive 7 years of market exclusivity in the United States and 10 years of market exclusivity in the European Union, which can be extended to 12 years in the European Union if trials are conducted in accordance with an agreed-upon pediatric investigational plan.

Expedited Development and Review Programs

The FDA has a Fast Track program that is intended to expedite or facilitate the process for reviewing new drug products that meet certain criteria. Specifically, new drugs are eligible for Fast Track designation if they are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. Fast Track designation applies to the combination of the product and the specific indication for which it is being studied. Unique to a Fast Track product, the FDA may consider for review sections of the NDA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA, the FDA agrees to accept sections of the NDA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA.

Any product, submitted to the FDA for approval, including a product with a Fast Track designation, may also be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. A product is eligible for priority review if it has the potential to provide safe and effective therapy where no satisfactory alternative therapy exists or a significant improvement in the treatment, diagnosis or prevention of a disease compared to marketed products. The FDA will attempt to direct additional resources to the evaluation of an application for a new drug designated for priority review in an effort to facilitate the review. Additionally, a product may be eligible for accelerated approval. Drug products studied for their safety and effectiveness in treating serious or life-threatening diseases or conditions may receive accelerated approval upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require that a sponsor of a drug receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product. Fast Track designation, priority review and accelerated approval do not change the standards for approval but may expedite the development or approval process.

In 2012, the Food and Drug Administration Safety and Innovation Act, or FDASIA, was enacted. FDASIA established a new category of drugs referred to as “breakthrough therapies” that may be eligible to receive Breakthrough Therapy Designation. A sponsor may seek FDA designation of a drug candidate as a “breakthrough therapy” if the drug is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The designation includes all of the Fast Track program features, as well as more intensive FDA interaction and guidance. The Breakthrough Therapy Designation is a distinct status from both accelerated approval and priority review, which can also be granted to the same drug if relevant criteria are met. If a drug is designated as breakthrough therapy, FDA will expedite the development and review of such drug. All requests for breakthrough therapy designation will be reviewed within 60 days of receipt, and FDA will either grant or deny the request.

We plan to request Fast Track and Breakthrough Therapy Designation for LUM001 for treatment of ALGS in the third quarter of 2014. Even if we receive one or both of these designations for LUM001, the FDA may later decide that LUM001 no longer meets the conditions for qualification. In addition, these designations may not provide us with a material commercial advantage.

Post-Approval Requirements

Any drug products for which we receive FDA approvals are subject to continuing regulation by the FDA, including, among other things, record-keeping requirements, reporting of adverse experiences with the product, providing the FDA with updated safety and efficacy information, product sampling and distribution requirements, and complying with FDA promotion and advertising requirements, which include, among others, standards for direct-to-consumer advertising, restrictions on promoting drugs for uses or in patient populations that are not described in the drug’s approved labeling (known as “off-label use”), limitations on industry-sponsored scientific and educational activities, and requirements for promotional activities involving the internet. Although physicians may prescribe legally available drugs for off-label uses, manufacturers may not market or promote such off-label uses.

In addition, quality control and manufacturing procedures must continue to conform to applicable manufacturing requirements after approval to ensure the long term stability of the drug product. We rely, and expect to continue to rely, on third parties for the production of clinical and commercial quantities of our products in accordance with cGMP regulations. cGMP regulations require among other things, quality control and quality assurance as well as the corresponding maintenance of records and documentation and the obligation to investigate and correct any deviations from cGMP. Drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance. Discovery of problems with a product after approval may result in restrictions on a product, manufacturer, or holder of an approved NDA, including, among other things, recall or withdrawal of the product from the market. In addition, changes to the manufacturing process are strictly regulated, and depending on the significance of the change, may require prior FDA approval before being implemented. Other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval.

The FDA also may require post-marketing testing, known as Phase 4 testing, and surveillance to monitor the effects of an approved product. Discovery of previously unknown problems with a product or the failure to comply with applicable FDA requirements can have negative consequences, including adverse publicity, judicial or administrative enforcement, warning letters from the FDA, mandated corrective advertising or communications with doctors, and civil or criminal penalties, among others. Newly discovered or developed safety or effectiveness data may require changes to a product’s approved labeling, including the addition of new warnings and contraindications, and also may require the implementation of other risk management measures. Also, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could delay or prevent regulatory approval of our products under development.

U.S. Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of the FDA approval of the use of our product candidates, some of our U.S. patents, if granted, may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years, as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of an NDA plus the time between the submission date of an NDA and the approval of that application. Only one patent applicable to an approved drug is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The U.S. Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we may intend to apply for restoration of patent term for one of our currently owned or licensed patents to add patent life beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant NDA.

Market exclusivity provisions under the FDCA can also delay the submission or the approval of certain marketing applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the

United States to the first applicant to obtain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not approve or even accept for review an abbreviated new drug application, or ANDA, or a 505(b)(2) NDA submitted by another company for another drug based on the same active moiety, regardless of whether the drug is intended for the same indication as the original innovative drug or for another indication, where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement to one of the patents listed with the FDA by the innovator NDA holder. The FDCA alternatively provides three years of marketing exclusivity for an NDA, or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the modification for which the drug received approval on the basis of the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the active agent for the original indication or condition of use. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Orphan drug exclusivity, as described above, may offer a seven-year period of marketing exclusivity, except in certain circumstances. Pediatric exclusivity is another type of non-patent market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods and patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric trial in accordance with an FDA-issued “Written Request” for such a trial.

Other U.S. Healthcare Laws and Compliance Requirements

Although we currently do not have any products on the market, if our drug candidates are approved and we begin commercialization, we may be subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which we conduct our business. In the United States, such laws include, without limitation, state and federal anti-kickback, fraud and abuse, false claims, privacy and security, price reporting, and physician sunshine laws and regulations.

The federal Anti-Kickback Statute prohibits, among other things, any person or entity, from knowingly and willfully offering, paying, soliciting or receiving any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or in return for purchasing, leasing, ordering or arranging for the purchase, lease or order of any item or service reimbursable under Medicare, Medicaid or other federal healthcare programs. The term remuneration has been interpreted broadly to include anything of value. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers, and formulary managers on the other. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution. The exceptions and safe harbors are drawn narrowly and practices that involve remuneration that may be alleged to be intended to induce prescribing, purchasing or recommending may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances. Our practices may not in all cases meet all of the criteria for protection under a statutory exception or regulatory safe harbor.

Additionally, the intent standard under the Anti-Kickback Statute and the criminal healthcare fraud statutes (discussed below) was amended by the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, collectively, the Healthcare Reform Act, to a stricter standard such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, the Healthcare Reform Act codified case law that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act (discussed below).

The federal False Claims Act prohibits, among other things, any person or entity from knowingly presenting, or causing to be presented, a false claim for payment to, or approval by, the federal government or knowingly making, using, or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the U.S. government. Recently, several pharmaceutical and other healthcare companies have been prosecuted under these laws for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Other companies have been prosecuted for causing false claims to be submitted because of the companies’ marketing of the product for unapproved, and thus non-covered, uses.

HIPAA also created new federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud or to obtain, by means of false or fraudulent pretenses, representations or promises, any money or property owned by, or under the control or custody of, any healthcare benefit program, including private third-party payors and knowingly and willfully falsifying, concealing or covering up by trick, scheme or device, a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Also, many states have similar fraud and abuse statutes or regulations that apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor.

Additionally, the federal Physician Payments Sunshine Act within the Healthcare Reform Act, and its implementing regulations, require that certain manufacturers of drugs, devices, biological and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report information related to certain payments or other transfers of value made or distributed to physicians and teaching hospitals, or to entities or individuals at the request of, or designated on behalf of, the physicians and teaching hospitals and to report annually certain ownership and investment interests held by physicians and their immediate family members. Failure to submit required information may result in civil monetary penalties of up to an aggregate of $150,000 per year (and up to an aggregate of $1 million per year for “knowing failures”), for all payments, transfers of value or ownership or investment interests not reported in an annual submission. Manufacturers were required to begin data collection on August 1, 2013 and are required to report such data to the government by March 31, 2014 and by the 90th day of each calendar year thereafter. Such information will be made publicly available on or before September 30, 2014.

We may also be subject to data privacy and security regulations by both the federal government and the states in which we conduct our business. HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and its implementing regulations, including the final omnibus rule published on January 25, 2013, imposes requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA’s privacy and security standards directly applicable to business associates, independent contractors or agents of covered entities that receive or obtain protected health information in connection with providing a service on behalf of a covered entity. HITECH also created four new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, state laws govern the privacy and security of health information in specified circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

In order to distribute products commercially, we must comply with state laws that require the registration of manufacturers and wholesale distributors of pharmaceutical products in a state, including, in certain states, manufacturers and distributors who ship products into the state even if such manufacturers or distributors have no place of business within the state. Some states also impose requirements on manufacturers and distributors to establish the pedigree of product in the chain of distribution, including some states that require manufacturers and others to adopt new technology capable of tracking and tracing product as it moves through the distribution chain. Several states have enacted legislation requiring pharmaceutical companies to establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales, marketing, pricing, track and report gifts, compensation and other remuneration made to physicians and other healthcare providers, clinical trials and other activities, and/or register their sales representatives, as well as to prohibit pharmacies and other healthcare entities from providing certain physician prescribing data to pharmaceutical companies for use in sales and marketing, and to prohibit certain other sales and marketing practices. All of our activities are potentially subject to federal and state consumer protection and unfair competition laws.

If our operations are found to be in violation of any of the federal and state healthcare laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including without limitation, civil, criminal and/or administrative penalties, damages, fines, disgorgement, exclusion from participation in government programs, such as Medicare and Medicaid, injunctions, private “qui tam” actions brought by individual whistleblowers in the name of the government, or refusal to allow us to enter into government contracts, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

Pharmaceutical Coverage, Pricing and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which we or our collaborators obtain regulatory approval. In the United States and markets in other countries, sales of any products for which we or our collaborators receive regulatory approval for commercial sale will depend, in part, on the extent to which third-party payors provide coverage, and establish adequate reimbursement levels for such drug products.

In the United States, third-party payors include federal and state healthcare programs, government authorities, private managed care providers, private health insurers and other organizations. Third-party payors are increasingly challenging the price, examining the medical necessity and reviewing the cost-effectiveness of medical drug products and medical services, in addition to questioning their safety and efficacy. Such payors may limit coverage to specific drug products on an approved list, also known as a formulary, which might not include all of the FDA-approved drugs for a particular indication. We or our collaborators may need to conduct expensive pharmaco-economic studies in order to demonstrate the medical necessity and cost-effectiveness of our products, in addition to the costs required to obtain the FDA approvals. Nonetheless, our product candidates may not be considered medically necessary or cost-effective.

Moreover, the process for determining whether a third-party payor will provide coverage for a drug product may be separate from the process for setting the price of a drug product or for establishing the reimbursement rate that such a payor will pay for the drug product. A payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a drug product does not assure that other payors will also provide coverage for the drug product. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

If we elect to participate in certain governmental programs, we may be required to participate in discount and rebate programs, which may result in prices for our future products that will likely be lower than the prices we might otherwise obtain. For example, drug manufacturers participating under the Medicaid Drug Rebate Program must pay rebates on prescription drugs to state Medicaid programs. Under the Veterans Health Care Act, or VHCA, drug companies are required to offer certain drugs at a reduced price to a number of federal agencies, including the U.S. Department of Veterans Affairs and Department of Defense, the Public Health Service and certain private Public Health Service designated entities in order to participate in other federal funding programs, including Medicare and Medicaid. Recent legislative changes require that discounted prices be offered for certain U.S. Department of Defense purchases for its TRICARE program via a rebate system. Participation under the VHCA also requires submission of pricing data and calculation of discounts and rebates pursuant to complex statutory formulas, as well as the entry into government procurement contracts governed by the Federal Acquisition Regulations. If our products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply.

Different pricing and reimbursement schemes exist in other countries. In the European Union, governments influence the price of pharmaceutical products through their pricing and reimbursement rules and control of national health care systems that fund a large part of the cost of those products to consumers. Some jurisdictions operate positive and negative list systems under which products may only be marketed once a reimbursement price has been agreed. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost-effectiveness of a particular drug candidate to currently available therapies. Other member states allow companies to fix their own prices for medicines, but monitor and control company profits. The downward pressure on health care costs in general, particularly prescription drugs, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert a commercial pressure on pricing within a country.

The marketability of any product candidates for which we or our collaborators receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. In addition, emphasis on managed care in the United States has increased and we expect will continue to increase the pressure on pharmaceutical pricing. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we or our collaborators receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Healthcare Reform

In March 2010, President Obama enacted the Healthcare Reform Act, which has the potential to substantially change healthcare financing and delivery by both governmental and private insurers, and significantly impact the pharmaceutical industry. The Healthcare Reform Act will impact existing government healthcare programs and will result in the development of new programs.

Among the Healthcare Reform Act’s provisions of importance to the pharmaceutical industry, in addition to those otherwise described above, are the following:

•

an annual, nondeductible fee on any entity that manufactures or imports certain specified branded prescription drugs and biologic agents apportioned among these entities according to their market share in some government healthcare programs;

•

an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program to 23.1% and 13% of the average manufacturer price for most branded and generic drugs, respectively, and a cap on the total rebate amount for innovator drugs at 100% of the Average Manufacturer Price, or AMP;

•

a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturers’ outpatient drugs to be covered under Medicare Part D;

•	extension of manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

•

expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals beginning in 2014 and by adding new mandatory eligibility categories for individuals with income at or below 133% of the federal poverty level, thereby potentially increasing manufacturers’ Medicaid rebate liability;

•	expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program; and

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

Other legislative changes have also been proposed and adopted in the United States since the Healthcare Reform Act was enacted. On August 2, 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013. On January 2, 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers.

We anticipate that these new laws will result in additional downward pressure on coverage and the price that we receive for any approved product, and could seriously harm our business. Any reduction in reimbursement from Medicare and other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our products. In addition, it is possible that there will be further legislation or regulation that could harm our business, financial condition, and results of operations.

The Foreign Corrupt Practices Act

The Foreign Corrupt Practices Act prohibits any U.S. individual or business from paying, offering, or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The Foreign Corrupt Practices Act also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.

Europe / Rest of World Government Regulation

In addition to regulations in the United States, we will be subject to a variety of regulations in other jurisdictions governing, among other things, clinical trials and any commercial sales and distribution of our products. Whether or not we or our potential collaborators obtain FDA approval for a product, we must obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical trials or marketing of the product in those countries. Certain countries outside of the United States have a similar process that requires the submission of a clinical trial application much like the IND prior to the commencement of human clinical trials. In the European Union, for example, a CTA must be submitted to each country’s national health authority and an independent ethics committee, much like the FDA and IRB, respectively. Once the CTA is approved in accordance with a country’s requirements, clinical trial development may proceed.

The requirements and process governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, the clinical trials are conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

To obtain regulatory approval of an investigational drug or biological product under EU regulatory systems, we must submit a marketing authorization application either under the so-called centralized or national authorization procedures.

Centralized procedure.    The centralized procedure provides for the grant of a single marketing authorization following a favorable opinion by the EMA that is valid in all European Union member states, as well as Iceland, Liechtenstein and Norway. The centralized procedure is compulsory for medicines produced by specified biotechnological processes, products designated as orphan medicinal products, and products with a new active substance indicated for the treatment of specified diseases, such as HIV/AIDS, cancer, diabetes, neurodegenerative disorders or autoimmune diseases and other immune dysfunctions. The centralized procedure is optional for products that represent a significant therapeutic, scientific or technical innovation, or whose authorization would be in the interest of public health.

National authorization procedures.    There are also two other possible routes to authorize medicinal products in several European Union countries, which are available for investigational medicinal products that fall outside the scope of the centralized procedure:

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Decentralized procedure.    Using the decentralized procedure, an applicant may apply for simultaneous authorizations in more than one European Union country of medicinal products that have not yet been authorized in any European Union Member State and that do not fall within the mandatory scope of the centralized procedure.

•

Mutual recognition procedure.    In the mutual recognition procedure, a medicine is first authorized in one European Union Member State, in accordance with the national procedures of that country. Following this, further marketing authorizations can be sought from other European Union countries in a procedure whereby the countries concerned agree to recognize the validity of the original, national marketing authorization.

The EMA grants orphan drug designation to promote the development of products that may offer therapeutic benefits for life-threatening or chronically debilitating conditions affecting not more than five in 10,000 people in the European Union. In addition, orphan drug designation can be granted if the drug is intended for a life threatening, seriously debilitating or serious and chronic condition in the European Union and without incentives it is unlikely that sales of the drug in the European Union would be sufficient to justify developing the drug. Orphan drug designation is only available if there is no other satisfactory method approved in the European Union of diagnosing, preventing or treating the condition, or if such a method exists, the proposed orphan drug will be of significant benefit to patients. Orphan drug designation provides opportunities for free protocol assistance, fee reductions for access to the centralized regulatory procedures and 10 years of market exclusivity following drug approval, which can be extended to 12 years if trials are conducted in accordance with an agreed-upon pediatric investigational plan. The exclusivity period may be reduced to six years if the designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity.

For other countries outside of the European Union, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, again, the clinical trials are conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

If we or our potential collaborators fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Employees

As of April 1, 2014, we employed 17 employees, all of whom are full-time, consisting of clinical, research, operations, finance, and business development personnel. Six of our employees hold Ph.D. or M.D. degrees.

None of our employees is subject to a collective bargaining agreement. We consider our relationship with our employees to be good.

Facilities

We lease approximately 2,750 square feet of space for our headquarters in San Diego, California under an agreement that expires in January 2016. We believe that our existing facilities are adequate to meet our current needs, and that suitable additional alternative spaces will be available in the future on commercially reasonable terms.

Legal Proceedings

We are currently not a party to any material legal proceedings.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information regarding our current executive officers and directors as of April 1, 2014:

Name	Age	Position(s)
Executive Officers
Michael Grey	61	President, Chief Executive Officer and Director
Alejandro Dorenbaum, M.D.	53	Chief Medical Officer
Ciara Kennedy, Ph.D.	42	Chief Operating Officer
Alana B. McNulty	50	Chief Financial Officer
Susan E. Dubé	66	Vice President, Corporate Development
Bradley T. Keller, Ph.D.	60	Vice President, Research
Non-Employee Directors
John P. McKearn, Ph.D.(1)(3).	60	Chairman of the Board of Directors
Howard E. Greene	71	Director
Robert Alexander, Ph.D.(1)(2).	44	Director
David R. Savello, Ph.D.(2)(3)	68	Director
Edward T. Mathers(1)(3)	53	Director

(1)	Member of the compensation committee

(2)	Member of the audit committee

(3)	Member of the nominating and corporate governance committee

Executive Officers

Michael Grey.    Mr. Grey is one of our co-founders and is our President and Chief Executive Officer, a position he has held since our inception in January 2011, as well as a member of our board of directors. Mr. Grey has been a Venture Partner with Pappas Ventures, a venture capital firm, since January 2010. From January 2009 to September 2009, he served as President and Chief Executive Officer of Auspex Pharmaceuticals, Inc., a private biopharmaceutical company. Mr. Grey was President and Chief Executive Officer of SGX Pharmaceuticals, Inc., a publicly held biotechnology company, from January 2005 until its acquisition in August 2008. He served as President of the same company from June 2003 to January 2005 and as Chief Business Officer from April 2001 until June 2003. Prior to joining SGX Pharmaceuticals, Inc., Mr. Grey acted as President, Chief Executive Officer and board member of Trega Biosciences, Inc., a biotechnology company. From November 1994 to August 1998, Mr. Grey was the President of BioChem Therapeutic, Inc., the pharmaceutical operating division of BioChem Pharma Inc. During 1994, Mr. Grey served as President and Chief Operating Officer for Ansan, Inc., a pharmaceutical company. From 1974 to 1993, he served in various roles with Glaxo Inc. and Glaxo Holdings, plc, culminating in the position of Vice President, Corporate Development. Mr. Grey is currently a director of Selventa, Inc., a healthcare company, and publicly-traded pharmaceutical companies BioMarin Pharmaceutical Inc. and Horizon Pharma, Inc. Mr. Grey received a B.Sc. in chemistry from the University of Nottingham in the United Kingdom.

Our board of directors believes Mr. Grey’s perspective and experience as our co-founder, President and Chief Executive Officer, as well as his depth of operating and senior management experience in our industry and his experience with international licensing, provide him with the qualifications and skills to serve on our board of directors.

Alejandro Dorenbaum, M.D.    Dr. Dorenbaum has served as our Chief Medical Officer since February 2013. Prior to joining us, Dr. Dorenbaum was at Genentech, Inc., a biotechnology company, where he served as Group Medical Director from March 2010 to March 2013. From 2003 to February 2010, Dr. Dorenbaum held various positions at BioMarin Pharmaceutical Inc., a biopharmaceutical company, including Senior Medical

Director from 2006 to February 2010 and Medical Director from 2003 to February 2006. Before that, he was at Chiron Corporation, a biotechnology firm, from 2000 to 2003. From 1992 to 2000, Dr. Dorenbaum held an academic position at the University of California, San Francisco. Dr. Dorenbaum currently holds a position as Clinical Associate Professor of Pediatrics—Allergy and Pulmonary Medicine at the Stanford School of Medicine. He received his medical degree from The National Autonomous University in Mexico City and completed Pediatrics and Allergy training in the University of Texas Health Science Center at Houston and Baylor College of Medicine.

Ciara Kennedy, Ph.D.    Dr. Kennedy has served as our Chief Operating Officer since October 2013. Dr. Kennedy served as our Vice President of Operations from February 2012 to October 2013. Prior to joining us, Dr. Kennedy worked at Cypress Bioscience Inc., a biotechnology company, where she held the positions of Vice President of Operations from September 2009 to July 2011 and Senior Director of Strategy and Corporate Development from September 2006 to August 2009. From August 2003 to August 2006, Dr. Kennedy held several positions in the Program and Alliance department of Biogen Idec Inc., a biotechnology company. Dr. Kennedy received a Ph.D. from the Queen’s University of Belfast in Northern Ireland and an M.B.A. from the Rady School of Management at the University of California, San Diego.

Alana B. McNulty.    Ms. McNulty has served as our Chief Financial Officer since July 2012. Ms. McNulty has also served as the Chief Financial Officer of eFFECTOR Therapeutics, Inc., a biotechnology company, since July 2012, and she was the Chief Financial Officer of Excaliard Pharmaceuticals, Inc., a biotechnology company, from March 2011 to March 2012. From 2004 to March 2011, Ms. McNulty was the Vice President of Finance and Acting Chief Financial Officer for BrainCells Inc., a biotechnology company. Before that, she served in various executive positions, including Chief Financial Officer and Vice President of Finance of Elitra Pharmaceuticals Inc.; General Manager of the cartilage joint venture between Advanced Tissue Sciences, Inc., or ATS, and Smith & Nephew plc; and Executive Director of Corporate Development at ATS. Ms. McNulty holds an M.B.A. from the Anderson School of Management at the University of California, Los Angeles, and a bachelor’s degree in biological sciences from the University of California, Santa Barbara.

Susan E. Dubé.    Ms. Dubé has served as our Vice President, Corporate Development since February 2014. Before joining us, Ms. Dubé was a consultant to a number of public and private healthcare companies from April 2009 through February 2014. From July 2012 through June 2013, she co-founded Kalyra Pharmaceuticals, Inc., a private biopharmaceutical company. From April 2003 to April 2009, Ms. Dubé was a co-founder and Senior Vice President, Corporate Development at Somaxon Pharmaceuticals, Inc., a specialty pharmaceutical company. Throughout 2002 and 2003, she served as a consultant to a number of specialty pharmaceutical companies and venture capital firms. From 1998 to 2002, she served in various roles with Women First HealthCare, a specialty pharmaceutical company, culminating in the position of Senior Vice President of Corporate Development. Prior to Women First, Ms. Dubé served as the Senior Vice President, Strategy and Corporate Development at Imagyn Medical Technologies, Inc., a medical device company, from 1997 to 1998. She joined Imagyn Medical Technologies upon its acquisition of Imagyn Medical, Inc., where she served as the Vice President of Marketing and Corporate Development from February 1996 until its acquisition. She has also served as the Chief Executive Officer of BioInterventions, Inc., Executive Vice President and Chief Operating Officer of Adeza Biomedical Corporation and Vice President, Ventures at the Brigham and Women’s Hospital. Ms. Dubé received an M.B.A. from Harvard University and a B.A. in government from Simmons College.

Bradley T. Keller, Ph.D.    Dr. Keller has served as our Vice President, Research since July 2012. He has served as an Entrepreneur-in-Residence at RiverVest Venture Partners, a venture capital firm, since July 2012. From August 2010 to July 2012, Dr. Keller held the position of Global Product Manager at Sigma-Aldrich Co. LLC, a life science and high technology company. Before joining Sigma-Aldrich Co. LLC, Dr. Keller participated in a National Science Foundation training program as an Innovation Acceleration Partnership Fellow at Washington University in St. Louis from September 2009 to July 2010. From April 2003 to March 2009, Dr. Keller served as a Research Fellow at Pfizer, Inc., a pharmaceutical corporation. From 1998 to 2003, he held various positions, including Research Scientist, Laboratory Head and Project Leader in Discovery Research, at

Pfizer, Inc., legacy companies Monsanto, Inc., G.D. Searle & Company and Pharmacia Corporation. Dr. Keller began his career in the biotechnology industry as Director of the Bioassay Laboratory for Hoffmann-La Roche Ltd., a healthcare company. Dr. Keller received a Ph.D. in biochemistry from the University of Kansas and a B.A. in biology and chemistry from the University of Delaware, and he completed his post-doctoral studies in pharmaceutical chemistry at the University of Kansas.

Non-Employee Directors

John P. McKearn, Ph.D.    Dr. McKearn has served as Chairman of the Board of Directors since June 2011. Dr. McKearn joined RiverVest Venture Partners, a venture capital firm, in April 2008 as a venture partner and has been a managing director since April 2011. He currently serves on the board of Otonomy, Inc., ZS Pharma Inc. and Allakos, Inc., all of which are biopharmaceutical companies. Prior to joining RiverVest, Dr. McKearn was the President and Chief Executive Officer of Kalypsys Inc., a biopharmaceutical company. From 2000 to June 2009, Dr. McKearn served on the board of IDM Pharma, Inc. (acquired by Takeda), a biotechnology company. He also previously served on the boards of Epimmune Inc. and Keel Pharmaceuticals, Inc. From 1987 to 2003, Dr. McKearn worked as a scientist with G.D. Searle & Company, which merged into Pharmacia Corporation in 2000, serving as the head of discovery research from 1997 to 2003. Before that, he was a senior scientist at E.I. DuPont de Nemours and Company; a member of the Basel Institute for Immunology in Basel, Switzerland; and a research associate in the Department of Microbiology and Immunology at Washington University in St. Louis. Dr. McKearn received a Ph.D. in immunology from the University of Chicago and a B.S. in biology from Northern Illinois University.

Our board of directors believes Dr. McKearn’s expertise and experience in the life sciences and venture capital industries, his experience in research and his educational background provide him with the qualifications and skills to serve on our board of directors.

Howard E. Greene.    Mr. Greene has served as a member of our board of directors since January 2011. He has served as the Chairman of Satiogen Pharmaceuticals, Inc., since November 2007. He currently serves on the board of directors of Tandem Diabetes Care, Inc., a medical device company. From 1987 to 1996, Mr. Greene was the Chief Executive Officer of Amylin Pharmaceuticals, Inc., a biosciences company he co-founded. He also served as a director of Amylin Pharmaceuticals, Inc., from 1987 to April 2009. Before that, Mr. Greene co-founded Biovest Partners, a venture capital firm, where he was a founding general partner from 1986 to 1993. Prior to that, Mr. Greene was the Chief Executive Officer of Hybritech Incorporated, a biotechnology company, from 1979 until its acquisition by Eli Lilly and Company in 1986. Mr. Greene was previously an executive with Baxter Healthcare Corporation and a consultant with McKinsey & Company, Inc. Mr. Greene received a B.A. in physics from Amherst College and an M.B.A. from Harvard University.

Our board of directors believes Mr. Greene’s expertise and experience in the life sciences and venture capital industries, his experience as a director of other companies in our industry and his educational background provide him with the qualifications and skills to serve on our board of directors. Mr. Greene is named as a co-inventor on both patents we have licensed from Satiogen Pharmaceuticals, Inc.

Robert Alexander, Ph.D.    Dr. Alexander has served as a member of our board of directors since June 2012. He has been the Chairman and Chief Executive Officer of ZS Pharma Inc., a specialty pharmaceutical company, since December 2013. From March 2013 to December 2013, he served as the Executive Chair of ZS Pharma Inc. Prior to joining ZS Pharma Inc., Dr. Alexander was a Director at Alta Partners, a venture capital firm, from November 2005 to March 2013. In addition, he acted as Executive Chairman and interim Chief Executive Officer of SARcode Bioscience Inc., a specialty biopharmaceutical company, from December 2009 to September 2010. From April 2004 to November 2005, Dr. Alexander was a Principal in MPM Capital’s BioEquities fund. Before that, he worked in the Business Development group at Genentech, Inc., a biotechnology company, from 1999 to 2004. Prior to joining Genentech, Inc., Dr. Alexander was a post-doctoral fellow at Stanford University in the Pathology department. He received a Ph.D. in immunology from the University of North Carolina and a B.A. in zoology from Miami University of Ohio.

Our board of directors believes Dr. Alexander’s expertise and experience in the life sciences industry, his experience in research and his educational background provide him with the qualifications and skills to serve on our board of directors.

David R. Savello, Ph.D.    Dr. Savello has served as a member of our board of directors since June 2012. He has been with Xenoport, Inc., a biopharmaceutical company, since 2005. He has been the Senior Vice President of Development Operations at Xenoport, Inc., since November 2010, and from 2007 to November 2010, he was the Senior Vice President of Development. Dr. Savello has been a founding partner of NDA Partners LLC, a drug development and regulatory consulting company, since 2003. He has been a member of the Pappas Ventures Scientific Advisory Board since 2004 as well as a Venture Partner for Pappas Ventures, a life sciences venture capital firm, since March 2013. Dr. Savello was the Executive Vice President and Chief Scientific Officer for the Pharmaceutical Technology and Services Sector of Cardinal Health, Inc., from 1999 to 2005 and Senior Vice President for Drug Development at Guilford Pharmaceuticals Inc. from 1997 to 1999. From 1985 to 1997, Dr. Savello held senior level positions in drug development and regulatory affairs with Glaxo Inc. and Glaxo Wellcome Inc., including both Vice President of Drug Development and Vice President of Regulatory Affairs and Compliance. Prior to that, Dr. Savello held positions with Warner Lambert Corporation, Boehringer Ingelheim Ltd. and Riker Laboratories. Dr. Savello is a former member of the North Carolina State University School of Physical and Mathematical Science Foundation Board and the University of Maryland School of Pharmacy Advisory Committee. He previously served as a director for Panacos Pharmaceuticals, a Pappas Ventures portfolio company. Dr. Savello received a bachelor’s degree from the Massachusetts College of Pharmacy and both an M.S. and a Ph.D. in pharmaceutics from the University of Maryland School of Pharmacy.

Our board of directors believes Dr. Savello’s expertise and experience in the life sciences industry, his experience as a director of other public companies and his educational background provide him with the qualifications and skills to serve on our board of directors.

Edward T. Mathers.    Mr. Mathers has served as a member of our board of directors since March 2014. He has been a Partner at New Enterprise Associates, or NEA, a venture capital firm, since August 2008. Mr. Mathers currently serves on the boards of directors of Envisia Therapeutics Inc., Liquidia Technologies, Inc., Lumos Pharma, Inc., Mirna Therapeutics, Inc., Ra Pharmaceuticals, Inc., and Rhythm Pharmaceuticals Inc., all of which are biotechnology companies. In addition, Mr. Mathers is a member of the Biotechnology Industry Organization board, the Southeast BIO board and the North Carolina State Physical and Mathematical Sciences Foundation board. Prior to joining NEA, Mr. Mathers served in various corporate development roles at MedImmune, Inc., a biotechnology company that was acquired by AstraZeneca PLC in 2007, culminating in the position of Executive Vice President, Corporate Development and Venture. In this role, he also led the company’s venture capital subsidiary, MedImmune Ventures, Inc., from 2002 to 2008. Mr. Mathers was a director of MedImmune, LLC, from 2007 to 2008. From 2000 to 2002, Mr. Mathers was Vice President, Marketing and Corporate Licensing and Acquisitions at Inhale Therapeutic Systems, Inc., a biopharmaceutical company, which is now known as Nektar Therapeutics, Inc. Previously, for 15 years, Mr. Mathers was at Glaxo Wellcome, Inc., where he held sales and marketing positions of increasing responsibility. Mr. Mathers received a bachelor’s degree in chemistry from North Carolina State University.

Our board of directors believes Mr. Mathers’s expertise and experience in the life sciences and venture capital industries and his experience as a director in other companies in our industry provide him with the qualifications and skills to serve on our board of directors.

Board Composition

Our business and affairs are organized under the direction of our board of directors, which currently consists of six members. The primary responsibilities of our board of directors are to provide oversight, strategic guidance, counseling and direction to our management. Our board of directors meets on a regular basis and additionally as required.

Six of our seven current directors were elected to serve as members of our board of directors pursuant to an amended and restated voting agreement, dated March 7, 2014, by and among us and certain of our stockholders. Pursuant to the amended and restated voting agreement, Dr. Alexander, Dr. McKearn, Dr. Savello and Mr. Mathers were selected to serve on our board of directors as representatives of our preferred stockholders, as designated by Alta Partners, RiverVest Venture Partners, Pappas Ventures and New Enterprise Associates, respectively. Mr. Greene was selected to serve on our board as the representative of our common stockholders. Mr. Grey was selected to serve on our board of directors as the director then serving as chief executive officer of the company. The amended and restated voting agreement will terminate upon the closing of this offering, and members previously elected to our board of directors pursuant to the amended and restated voting agreement will continue to serve as directors until their successors duly elected and qualified by holders of our common stock.

Our board of directors has determined that all of our directors, except Mr. Grey and Mr. Greene, are independent directors, as defined by Rule 5605(a)(2) of the NASDAQ Listing Rules.

In accordance with the terms of our amended and restated certificate of incorporation and bylaws, which will be effective immediately prior to the closing of this offering, our board of directors will be divided into three classes, class I, class II and class III, with members of each class serving staggered three-year terms.

Effective upon the closing of this offering, our board of directors will be comprised of the following classes:

•	Class I, which will consist of Mr. Grey and Dr. Alexander, whose terms will expire at our annual meeting of stockholders to be held in 2015;

•	Class II, which will consist of Mr. Greene, Dr. McKearn and Mr. Mathers, whose terms will expire at our annual meeting of stockholders to be held in 2016; and

•	Class III, which will consist of and Dr. Savello, whose terms will expire at our annual meeting of stockholders to be held in 2017.

At each annual meeting of stockholders to be held after the initial classification, the successors to directors whose terms then expire will serve until the third annual meeting following their election and until their successors are duly elected and qualified. The authorized size of our board of directors is currently five members. The authorized number of directors may be changed only by resolution by a majority of the board of directors. This classification of the board of directors may have the effect of delaying or preventing changes in our control or management. Our directors may be removed for cause by the affirmative vote of the holders of at least 66 2/3% of our voting stock.

Board Leadership Structure

Our board of directors is currently chaired by Dr. McKearn. As a general policy, our board of directors believes that separation of the positions of Chairman and Chief Executive Officer reinforces the independence of the board of directors from management, creates an environment that encourages objective oversight of management’s performance and enhances the effectiveness of the board of directors as a whole. As such, Mr. Grey serves as our President and Chief Executive Officer while Dr. McKearn serves as our Chairman of the board of directors but is not an officer. We expect and intend the positions of Chairman of the board of directors and Chief Executive Officer to continue to be held by two individuals in the future.

Role of the Board in Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. The board of directors does not have a standing risk management committee, but rather administers this oversight function directly through the board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure and our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee also monitors compliance with legal and regulatory requirements. Our nominating and corporate governance committee monitors the effectiveness of our corporate governance practices, including whether they are successful in preventing illegal or improper liability-creating conduct. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee

Our audit committee consists of Robert Alexander, Ph.D., David R. Savello, Ph.D. and                     . Under Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, we are permitted to phase in our compliance with the independent audit committee requirements set forth in NASDAQ Listing Rule 5605(c) and Rule 10A-3 under the Exchange Act as follows: (1) one independent member at the time of listing, (2) a majority of independent members within 90 days of listing and (3) all independent members within one year of listing. Our board of directors has determined that each of the members of our audit committee satisfies the NASDAQ Stock Market and SEC independence requirements. Each member of our audit committee can read and understand fundamental financial statements in accordance with NASDAQ audit committee requirements. In arriving at this determination, the board has examined each audit committee member’s scope of experience and the nature of their prior and/or current employment.

serves as the chair of our audit committee. Our board of directors has determined that                      qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of the NASDAQ Listing Rules. In making this determination, our board has considered                     ’s formal education and previous and current experience in financial roles. Both our independent registered public accounting firm and management periodically meet privately with our audit committee.

The functions of this committee include, among other things:

•	evaluating the performance, independence and qualifications of our independent auditors and determining whether to retain our existing independent auditors or engage new independent auditors;

•	reviewing and approving the engagement of our independent auditors to perform audit services and any permissible non-audit services;

•	monitoring the rotation of partners of our independent auditors on our engagement team as required by law;

•

prior to engagement of any independent auditor, and at least annually thereafter, reviewing relationships that may reasonably be thought to bear on their independence, and assessing and otherwise taking the appropriate action to oversee the independence of our independent auditor;

•

reviewing our annual and quarterly financial statements and reports, including the disclosures contained under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and discussing the statements and reports with our independent auditors and management;

•

reviewing with our independent auditors and management significant issues that arise regarding accounting principles and financial statement presentation and matters concerning the scope, adequacy and effectiveness of our financial controls;

•	reviewing with management and our auditors any earnings announcements and other public announcements regarding material developments;

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing matters and other matters;

•	preparing the report that the SEC requires in our annual proxy statement;

•

reviewing and providing oversight of any related-person transactions in accordance with our related person transaction policy and reviewing and monitoring compliance with legal and regulatory responsibilities, including our code of business conduct and ethics;

•	reviewing our major financial risk exposures, including the guidelines and policies to govern the process by which risk assessment and risk management is implemented;

•	reviewing on a periodic basis our investment policy; and

•	reviewing and evaluating on an annual basis the performance of the audit committee, including compliance of the audit committee with its charter.

We believe that the composition and functioning of our audit committee complies with all applicable requirements of the Sarbanes-Oxley Act, and all applicable SEC and NASDAQ rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Compensation Committee

Our compensation committee consists of Robert Alexander, Ph.D., Edward T. Mathers and John P. McKearn, Ph.D. Dr. Alexander serves as the chair of our compensation committee. Our board of directors has determined that each of the members of our compensation committee is a non-employee director, as defined in Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act, is an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, and satisfies the NASDAQ Stock Market independence requirements. The functions of this committee include, among other things:

•	reviewing, modifying and approving (or if it deems appropriate, making recommendations to the full board of directors regarding) our overall compensation strategy and policies;

•	making recommendations to the full board of directors regarding the compensation and other terms of employment of our executive officers;

•

reviewing and making recommendations to the full board of directors regarding performance goals and objectives relevant to the compensation of our executive officers and assessing their performance against these goals and objectives;

•

reviewing and approving (or if it deems it appropriate, making recommendations to the full board of directors regarding) the equity incentive plans, compensation plans and similar programs advisable for us, as well as modifying, amending or terminating existing plans and programs;

•

evaluating risks associated with our compensation policies and practices and assessing whether risks arising from our compensation policies and practices for our employees are reasonably likely to have a material adverse effect on us;

•	reviewing and making recommendations to the full board of directors regarding the type and amount of compensation to be paid or awarded to our non-employee board members;

•

establishing policies with respect to votes by our stockholders to approve executive compensation to the extent required by Section 14A of the Exchange Act and, if applicable, determining our recommendations regarding the frequency of advisory votes on executive compensation;

•	reviewing and assessing the independence of compensation consultants, legal counsel and other advisors as required by Section 10C of the Exchange Act;

•	administering our equity incentive plans;

•	establishing policies with respect to equity compensation arrangements;

•	reviewing the competitiveness of our executive compensation programs and evaluating the effectiveness of our compensation policy and strategy in achieving expected benefits to us;

•

reviewing and making recommendations to the full board of directors regarding the terms of any employment agreements, severance arrangements, change in control protections and any other compensatory arrangements for our executive officers;

•	reviewing the adequacy of its charter on a periodic basis;

•

reviewing with management and approving our disclosures under the caption “Compensation Discussion and Analysis” in our periodic reports or proxy statements to be filed with the SEC, to the extent such caption is included in any such report or proxy statement;

•	preparing the report that the SEC requires in our annual proxy statement; and

•	reviewing and assessing on an annual basis the performance of the compensation committee.

We believe that the composition and functioning of our compensation committee complies with all applicable requirements of the Sarbanes-Oxley Act of 2002, and all applicable SEC and NASDAQ rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Edward T. Mathers, John P. McKearn, Ph.D. and David R. Savello, Ph.D. Our board of directors has determined that each of the members of this committee satisfies the NASDAQ Stock Market independence requirements. Mr. Mathers serves as the chair of our nominating and corporate governance committee. The functions of this committee include, among other things:

•	identifying, reviewing and evaluating candidates to serve on our board of directors consistent with criteria approved by our board of directors;

•	determining the minimum qualifications for service on our board of directors;

•	evaluating director performance on the board and applicable committees of the board and determining whether continued service on our board is appropriate;

•	evaluating, nominating and recommending individuals for membership on our board of directors;

•	evaluating nominations by stockholders of candidates for election to our board of directors;

•	considering and assessing the independence of members of our board of directors;

•

developing a set of corporate governance policies and principles, including a code of business conduct and ethics, periodically reviewing and assessing these policies and principles and their application and recommending to our board of directors any changes to such policies and principles;

•	considering questions of possible conflicts of interest of directors as such questions arise;

•	reviewing the adequacy of its charter on an annual basis; and

•	annually evaluating the performance of the nominating and corporate governance committee.

We believe that the composition and functioning of our nominating and corporate governance committee complies with all applicable requirements of the Sarbanes-Oxley Act of 2002, and all applicable SEC and NASDAQ rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Compensation Committee Interlocks and Insider Participation

We have established a compensation committee which has and will make decisions relating to compensation of our executive officers. Our board of directors has appointed Robert Alexander, Ph.D., Edward T. Mathers and John P. McKearn, Ph.D. to serve on the compensation committee. None of these individuals has ever been an executive officer or employee of ours. None of our executive officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Limitation on Liability and Indemnification of Directors and Officers

Our amended and restated certificate of incorporation and bylaws, which will be effective immediately prior to the closing of this offering, limit our directors’ and officers’ liability to the fullest extent permitted under Delaware corporate law. Delaware corporate law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:

•	for any transaction from which the director derives an improper personal benefit;

•	for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law (unlawful payment of dividends or redemption of shares); or

•	for any breach of a director’s duty of loyalty to the corporation or its stockholders.

If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of our directors or officers shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Delaware law and our amended and restated bylaws provide that we will, in certain situations, indemnify any person made or threatened to be made a party to a proceeding by reason of that person’s former or present official capacity with us against judgments, penalties, fines, settlements and reasonable expenses. Any person is also entitled, subject to certain limitations, to payment or reimbursement of reasonable expenses (including attorneys’ fees and disbursements) in advance of the final disposition of the proceeding.

In addition, we have entered, and intend to continue to enter, into separate indemnification agreements with our directors and executive officers. These agreements, among other things, require us to indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers or any other company or enterprise to which the person provides services at our request.

We maintain a directors’ and officers’ insurance policy pursuant to which our directors and officers are insured against liability for actions taken in their capacities as directors and officers. We believe that these provisions in our amended and restated certificate of incorporation and amended bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or control persons, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

EXECUTIVE AND DIRECTOR COMPENSATION

Our named executive officers for the year ended December 31, 2013, which consist of our principal executive officer and our two other most highly compensated executive officers, are:

•	Michael Grey, our President and Chief Executive Officer;

•	Alejandro Dorenbaum, M.D., our Chief Medical Officer; and

•	Ciara Kennedy, Ph.D., our Chief Operating Officer.

Summary Compensation Table

Name and principal position	Year	Salary ($)	Bonus ($)	Option awards ($)(1)	Non-equity incentive plan compensation ($)(2)	All other compensation ($)	Total ($)
Michael Grey	2013	300,000	—	165,412	105,000	—	570,412
President and Chief Executive Officer

Alejandro Dorenbaum, M.D.(3)	2013	307,227	—	83,627	76,807	—	467,661
Chief Medical Officer

Ciara Kennedy, Ph.D.(4)	2013	250,000	—	32,406	62,500	—	344,906
Chief Operating Officer

(1)	In accordance with SEC rules, this column reflects the aggregate grant date fair value of the option awards granted during 2013 computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 for stock-based compensation transactions. Assumptions used in the calculation of these amounts are included in Note 6 to our audited consolidated financial statements included elsewhere in this prospectus. These amounts do not reflect the actual economic value that will be realized by the named executive officer upon the vesting of the stock options, the exercise of the stock options, or the sale of the common stock underlying such stock options.

(2)	Amounts shown represent annual performance-based bonuses earned for 2013. For more information, see below under “—Annual Performance-Based Bonus Opportunity.”

(3)	Dr. Dorenbaum joined us on January 21, 2013.

(4)	In October 2013, our board of directors approved a change to Dr. Kennedy’s title from Vice President, Operations to Chief Operating Officer.

Annual Base Salary

The compensation of our named executive officers is generally determined and approved by our board of directors, based on the recommendation of the compensation committee of our board of directors. The 2013 named executive officers, base salaries were effective as of January 1, 2013, except with respect to Dr. Dorenbaum, whose base salary was effective upon his commencement of employment with us on January 21, 2013. In January 2014, our board of directors, based on the recommendation of the compensation committee of our board of directors, approved an increase, effective as of January 1, 2014, to the base salaries for our named executive officers. The 2013 base salaries were, and 2014 base salaries for our named executive officers are, as follows:

Name	2013 Base Salary ($)	2014 Base Salary ($)
Michael Grey	300,000	350,000
Alejandro Dorenbaum, M.D.	325,000	340,000
Ciara Kennedy, Ph.D.	250,000	275,000

Annual Performance-Based Bonus Opportunity

In addition to base salaries, our named executive officers are eligible to receive annual performance-based cash bonuses, which are designed to provide appropriate incentives to our executives to achieve defined annual corporate goals and to reward our executives for individual achievement towards these goals. The annual performance-based bonus each named executive officer is eligible to receive is generally based on the extent to which we achieve the corporate goals that our board of directors establishes each year. At the end of the year, our board of directors reviews our performance against each corporate goal and approves the extent to which we achieved each of our corporate goals.

Our board of directors will generally consider each named executive officer’s individual contributions towards reaching our annual corporate goals but does not typically establish specific individual goals for our named executive officers. There is no minimum bonus percentage or amount established for the named executive officers and, as a result, the bonus amounts vary from year to year based on corporate and individual performance. For 2013, Mr. Grey was eligible to receive a target bonus of up to 35% of his base salary and each of Dr. Dorenbaum and Dr. Kennedy were eligible to receive a target bonus of up to 25% of their base salaries, each pursuant to the terms of their employment letter agreements described below under “—Agreements with our Named Executive Officers.” Dr. Dorenbaum’s target bonus opportunity was prorated for his January start date.

The corporate goals for 2013 were divided into the following five goal groups with the corresponding weights towards overall corporate goal achievement assigned to each goal grouping: (1) LUM001 adult cholestasis goals and release of the active pharmaceutical ingredient, clinical trial management and toxicology, weighted at 30%; (2) LUM001 pediatric cholestasis goals, weighted at 30%; (3) LUM002 development program goals, weighted at 20%; (4) research program goals, weighted at 10%; and (5) financial goals, weighted at 10%. The specific goals of our LUM001 adult cholestasis goal grouping were to obtain the release of the active pharmaceutical ingredient and toxicology, to file for an adult population clinical trial authorization in the United Kingdom and file for an adult population IND application in the United States, to screen and dose the first patient in CLARITY and enroll a specified number of patients in CLARITY by the end of 2013. The specific goals of our LUM001 pediatric cholestasis goal grouping were to complete a juvenile toxicology study, to file for a pediatric population clinical trial authorization in the United Kingdom and file for a pediatric population IND application in the United States, and to screen and dose the first patient in IMAGO and enroll a specified number of patients in IMAGO by the end of 2013. The specific goals of our LUM002 development program goal grouping were to decide whether to pursue an animal study and, if deciding to pursue, to initiate an animal study, to decide whether to pursue a 13-week toxicology study, to initiate a 13-week toxicology study and obtain an audited report of such study, to file a clinical trial application for a multiple ascending dose study, and to screen and dose the first patient in the LUM002 Phase 1 trial and enroll a specified number of patients in such trial by the end of 2013. The specific goals of our research program goal grouping were to identify and file patent applications for novel, active, non-absorbed ASBTi compounds, to complete the data package for the effect of ASBTi in an animal model of cholestasis and to secure a specified amount of external funding to support the research program. The specific goals of our financial goal grouping were to manage our expenses to within a specified percentage of the budget approved by the board of directors. No weights were assigned to any specific goal in a goal grouping and overall achievement of each goal grouping was based upon our board of directors’ review of the specific goals within such goal grouping that were achieved. In addition, there was no minimum percentage of corporate goals that must be achieved in order to earn a bonus. No specific individual goals were established for any of our named executive officers for 2013. Rather, the board of directors considered each named executive officer’s efforts towards and influence over our corporate goals in determining the amount of each named executive officer’s bonus.

In January 2014, our board of directors reviewed our 2013 corporate goals and determined that on an overall basis, we had substantially achieved all of our goals. In recognition of our achievement of substantially all of our 2013 corporate goals and each of the executive’s efforts towards our successful achievement of such goals, our board of directors awarded each of our named executive officers 100% of their target bonus opportunity for 2013.

Equity-Based Incentive Awards

Our equity-based incentive awards are designed to align our interests with those of our employees and consultants, including our named executive officers. Our board of directors is responsible for approving equity grants. As of December 31, 2013, stock option awards were the only form of equity awards we granted to our named executive officers. Vesting of the stock option awards is tied to continuous service with us and serves as an additional retention measure. Our executives generally are awarded an initial new hire grant upon commencement of employment. Additional grants may occur periodically in order to specifically incentivize executives with respect to achieving certain corporate goals or to reward executives for exceptional performance.

Prior to this offering, we have granted all equity awards pursuant to the 2012 plan, the terms of which are described below under “—Equity Benefit Plans.” All options are granted with a per share exercise price equal to no less than the fair market value of a share of our common stock on the date of the grant of such award. Generally our stock option awards vest over a four-year period subject to the holder’s continuous service to us and may be granted with an early exercise feature.

In addition, in April 2013 our board of directors amended all stock option awards then granted (except for certain awards granted to Mr. Grey described below under “—Potential Payments Upon Termination or Change in Control”) to contain a double trigger acceleration feature. Pursuant to such double trigger acceleration feature, in the event of the holder’s cessation of continuous service without “cause,” as defined below under “—Potential Payments Upon Termination or Change in Control,” and not due to a death or disability, in connection with or within 12 months following consummation of an “asset transfer” or “acquisition,” each as defined below, the vesting and exercisability of the option will be accelerated in full. All stock option awards that we have granted since April 2013 contain a double trigger acceleration feature.

For purposes of our stock option awards, “asset transfer” generally means a sale, lease, exclusive license or other disposition of all or substantially all of our assets or intellectual property.

For purposes of our stock option awards, “acquisition” generally means (1) any consolidation or merger of us with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which our shares of capital stock immediately prior to such consolidation, merger or reorganization, continue to represent a majority of the voting power of the surviving entity (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization, (provided that, all shares of our common stock issuable upon exercise of options outstanding immediately prior to such consolidation or merger or upon conversion of convertible securities outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of capital stock are converted or exchanged); or (2) any transaction or series of related transactions to which we are a party in which in excess of 50% of the Company’s voting power is transferred; provided that an acquisition shall not include any transaction or series of transactions principally for bona fide equity financing purposes.

In January 2013, our board of directors granted Dr. Kennedy an option to purchase 100,000 shares of common stock with an exercise price of $0.11 per share. In February 2013, in accordance with each of their letter agreements as described below under “—Agreements with our Named Executive Officers,” our board of directors granted Mr. Grey options to purchase 414,000 and 826,000 shares of common stock and to Dr. Dorenbaum an option to purchase 620,000 shares of common stock, each with an exercise price of $0.11 per share. In October 2013, our board of directors granted Mr. Grey, Dr. Dorenbaum and Dr. Kennedy options to purchase 675,000, 335,000 and 225,000 shares of common stock, respectively, each with an exercise price of $0.16 per share. The vesting terms of each such option grant are described in the footnotes to the “—Outstanding Equity Awards at Fiscal Year-End” table below.

In March 2014, Mr. Grey, Dr. Dorenbaum and Dr. Kennedy were granted options to purchase 965,900, 365,000 and 270,000 shares of common stock, respectively, each with an exercise price of $1.13 per share.

Twenty-five percent of the shares subject to the options will vest on the first anniversary of the March 21, 2014 vesting commencement date, and the remaining shares will vest in equal monthly installments on the monthly anniversary of the vesting commencement date over the following three years.

Agreements with our Named Executive Officers

Below are descriptions of our employment letter agreements with our named executive officers.

Agreement with Mr. Grey.    We entered into a letter agreement with Mr. Grey in December 2012 that governs the current terms of his employment with us. Pursuant to the agreement, Mr. Grey is entitled to an annual base salary of $300,000, is eligible to receive an annual target performance bonus of up to 35% of his base salary, as determined by our board of directors and was granted initial new hire options to purchase 1,240,000 shares of common stock in the aggregate. In addition, pursuant to the agreement, 138,000 shares of restricted common stock purchased by Mr. Grey in February 2011 became vested in full and were released from a prior repurchase option we held with respect to such shares. Mr. Grey is additionally entitled to certain severance benefits pursuant to his agreement, the terms of which are described below under “—Potential Payments Upon Termination or Change of Control.”

Agreement with Dr. Dorenbaum.    We entered into a letter agreement with Dr. Dorenbaum in December 2012 that governs the terms of his employment with us. Pursuant to the agreement, Dr. Dorenbaum is entitled to an annual base salary of $325,000 commencing on his start date of January 21, 2013, is eligible to receive an annual target performance bonus of up to 25% of his base salary, as determined by our board of directors, and was granted an initial new hire option to purchase 620,000 shares of our common stock. In addition, pursuant to the agreement, Dr. Dorenbaum was granted a cash signing bonus of $285,000 if he remained employed by us through January 21, 2014, the one year anniversary of his start date. Accordingly, Dr. Dorenbaum earned this bonus on January 21, 2014. The signing bonus was paid to Dr. Dorenbaum in two installments of $142,500 on his start date and the six month anniversary of his start date with the condition that it would be paid back to us by Dr. Dorenbaum if his employment was terminated prior to the one year anniversary of his start date for any reason other than an involuntary termination by us without cause or as a result of his death or disability. Dr. Dorenbaum is additionally entitled to certain severance benefits pursuant to his agreement, the terms of which are described below under “—Potential Payments Upon Termination or Change of Control.”

Agreement with Dr. Kennedy.    We entered into a letter agreement with Dr. Kennedy in June 2012 that governs the terms of her employment with us. Pursuant to the agreement, Dr. Kennedy is entitled to an annual base salary of $200,000 (which was increased by our board of directors, effective January 1, 2013, to $250,000), is eligible to receive an annual target performance bonus of up to 25% of her annual base salary, as determined by our board of directors, and was granted an initial new hire option to purchase 310,000 shares of our common stock. Dr. Kennedy is additionally entitled to certain severance benefits pursuant to her agreement, the terms of which are described below under “—Potential Payments Upon Termination or Change of Control.”

Potential Payments Upon Termination or Change of Control

Regardless of the manner in which a named executive officer’s service terminates, the named executive officer is entitled to receive amounts earned during his or her term of service, including salary and unused vacation pay. In addition, each of our named executive officers is eligible to receive certain benefits pursuant to his or her letter agreements with us described above under “—Agreements with our Named Executive Officers.”

Under the terms of the named executive officers’ letter agreements, upon a termination without “cause,” as defined below, each of Mr. Grey and Dr. Kennedy is eligible to receive a one time lump sum payment equal four months and three months, respectively, of his or her base salary rate then in effect. Upon a termination without “cause,” as defined below, Dr. Dorenbaum is eligible to receive (1) any then unpaid portion of his signing bonus and (2) payments in the form of continuation of his base salary rate then in effect for a minimum of six months, which payments shall continue for so long as Dr. Dorenbaum does not commence employment with a new party (other than part time employment with the Stanford University Medical Center) for up to a maximum of 12 months following the date of the termination. Each of the severance benefits described above is contingent upon the named executive officer’s delivery to us of a satisfactory release of claims.

For purposes of Mr. Grey’s, Dr. Dorenbaum’s and Dr. Kennedy’s letter agreements, “cause” generally means the occurrence of any of the following events, conditions or actions with respect to the executive: (1) commission of any felony or any crime involving fraud, dishonesty or moral turpitude under the laws of the United States or any state thereof by such executive; (2) attempted commission of, or participation in, a fraud or act of dishonesty against us by such executive; (3) such executive’s intentional, material violation of any contract or agreement between the executive and us or of any statutory duty owed to us; (4) such executive’s unauthorized use or disclosure of our confidential information or trade secrets; or (5) such executive’s gross misconduct.

In addition, pursuant to the terms of Mr. Grey’s letter agreement and the applicable stock option agreements with Mr. Grey, in the event of the consummation of an “asset transfer” or “acquisition,” each as defined above under “—Equity-Based Incentive Awards,” the vesting and exercisability of Mr. Grey’s options to purchase 414,000 and 826,000 shares of common stock granted on February 18, 2013 will be accelerated in full.

Each of our named executive officers holds stock options under our equity incentive plans that were granted subject to our form of stock option agreements (except for the stock options granted to Mr. Grey on February 18, 2013 to purchase 414,000 and 826,000 shares of common stock described above which were granted pursuant to a stock option agreement approved by our board of directors in connection with such grants). A description of the termination and change of control provisions in such equity incentive plans and stock options granted thereunder is provided above under “—Equity-Based Incentive Awards” and below under “—Equity Benefit Plans” and the specific vesting terms of each named executive officer’s stock options are described below under “—Outstanding Equity Awards at Fiscal Year-End.”

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth certain information regarding equity awards granted to our named executive officers that remained outstanding as of December 31, 2013.

			Option Awards(1)
	Grant Date		Number of securities underlying unexercised options (#) exercisable		Number of securities underlying unexercised options (#) unexercisable		Option exercise price per share ($)(2)	Option expiration date
Michael Grey	2/18/2013	(3)	293,250	(4)	120,750	(4)	0.11	2/17/2023
	2/18/2013	(3)	234,033	(5)	591,967	(5)	0.11	2/17/2023
	10/30/2013	(6)	—		675,000	(7)	0.16	10/29/2023

Alejandro Dorenbaum, M.D.	2/18/2013	(6)	—		620,000	(8)	0.11	2/17/2023
	10/30/2013	(6)	—		335,000	(7)	0.16	10/29/2023

Ciara Kennedy, Ph.D.	11/2/2012	(6)	116,250	(9)	193,750	(9)	0.11	11/1/2022
	1/23/2013	(6)	—		100,000	(10)	0.11	1/22/2023
	10/30/2013	(6)	—		225,000	(7)	0.16	10/29/2023

(1)	All of the option awards were granted under the 2012 plan, the terms of which plans are described below under “—Equity Benefit Plans.”

(2)	All of the option awards were granted with a per share exercise price equal to the fair market value of one share of our common stock on the date of grant, as determined in good faith by our board of directors, often with the assistance of a third-party valuation expert.

(3)	Contains a vesting acceleration feature in connection with certain corporate transactions described above under “—Potential Payments Upon Termination or Change of Control.”

(4)	25% of the shares subject to the option were initially vested on the grant date and 75% of the shares subject to the option vest in equal monthly installments from the February 7, 2012 vesting commencement date over the next three years.

(5)	14% of the shares subject to the option were initially vested on the grant date and 86% of the shares subject to the option vest in equal monthly installments from the June 19, 2013 vesting commencement date over the next three years.

(6)	Contains a double trigger acceleration feature described above under “—Equity-Based Incentive Awards.”

(7)

25% of the shares subject to the option vest on the one year anniversary of the October 30, 2013 vesting commencement date and 1/48th of the shares subject to the option vest in equal monthly installments thereafter over the next three years.

(8)

25% of the shares subject to the option vest on the one year anniversary of the January 21, 2013 vesting commencement date and 1/48th of the shares subject to the option vest in equal monthly installments thereafter over the next three years.

(9)

25% of the shares subject to the option vested on the one year anniversary of the June 30, 2012 vesting commencement date and 1/48th of the shares subject to the option vest in equal monthly installments thereafter over the next three years.

(10)

25% of the shares subject to the option vest on the one year anniversary of the January 23, 2013 vesting commencement date and 1/48th of the shares subject to the option vest in equal monthly installments thereafter over the next three years.

Option Exercises and Stock Vested

Our named executive officers did not exercise any stock option awards during the fiscal year ended December 31, 2013.

Option Repricings and Modifications

We did not engage in any repricings or other modifications or cancellations to any of our named executive officers’ outstanding equity awards during 2013, except for the amendment in April 2013 by our board of directors of all stock option awards then granted (except for certain awards granted to Mr. Grey described below under “—Potential Payments Upon Termination or Change of Control”) to add a double trigger acceleration feature as described above under “—Equity-Based Incentive Awards.” There was no incremental stock-based compensation expense associated with this modification.

Perquisites, Health, Welfare and Retirement Benefits

All of our named executive officers are eligible to participate in our employee benefit plans, including our medical, dental, and vision insurance plans, in each case on the same basis as all of our other employees. We provide a 401(k) plan to our employees, including our named executive officers, as discussed in the section below entitled “—401(k) Plan.”

We do not provide perquisites or personal benefits to our named executive officers. None of our named executive officers participate in or have account balances in qualified or nonqualified defined benefit plans sponsored by us. Our board of directors may elect to adopt qualified or nonqualified benefit plans in the future if it determines that doing so is in our best interests.

401(k) Plan

We maintain a defined contribution employee retirement plan, or 401(k) plan, for our employees. Our named executive officers are also eligible to participate in the 401(k) plan on the same basis as our other employees. The 401(k) plan is intended to qualify as a tax-qualified plan under Section 401(k) of the Code. The statutory limit for contributions of eligible employee earnings is $17,500 for each of calendar year 2013 and for calendar year 2014. Participants that are 50 years or older can also make “catch-up” contributions, which in calendar years 2013 and 2014 may be up to an additional $5,500 above the statutory limit. We do not provide any type of company matching contribution.

Nonqualified Deferred Compensation

None of our named executive officers participate in or have account balances in nonqualified defined contribution plans or other nonqualified deferred compensation plans maintained by us. Our board of directors may elect to provide our officers and other employees with nonqualified defined contribution or other nonqualified deferred compensation benefits in the future if it determines that doing so is in our best interests.

Equity Benefit Plans

2014 Equity Incentive Plan

Our board of directors adopted the 2014 plan in                     2014 and our stockholders approved the 2014 plan in                     2014, which will become effective upon the execution and delivery of the underwriting agreement related to this offering. Once the 2014 plan is effective, no further grants will be made under the 2012 plan.

Stock Awards.    The 2014 plan provides for the grant of incentive stock options, or ISOs, nonstatutory stock options, or NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance-based stock awards, and other forms of equity compensation, or collectively, stock awards, all of which may be granted to employees, including officers, non-employee directors and consultants of us and our affiliates. Additionally, the 2014 plan provides for the grant of performance cash awards. ISOs may be granted only to employees. All other awards may be granted to employees, including officers, and to non-employee directors and consultants.

Share Reserve.    Initially, the aggregate number of shares of our common stock that may be issued pursuant to stock awards under the 2014 plan after the 2014 plan becomes effective is the sum of (1)             shares, plus (2) the number of shares (not to exceed shares) (i) reserved for issuance under our 2012 plan at the time our 2014 plan becomes effective, and (ii) any shares subject to outstanding stock options or other stock awards that were granted under our 2012 plan that are forfeited, terminate, expire or are otherwise not issued. Additionally, the number of shares of our common stock reserved for issuance under our 2014 plan will automatically increase on January 1 of each year, beginning on January 1, 2015 (assuming the 2014 plan becomes effective before such date) and continuing through and including January 1, 2024, by     % of the total number of shares of our capital stock outstanding on December 31 of the preceding calendar year, or a lesser number of shares determined by our board of directors. The maximum number of shares of our common stock that may be issued upon the exercise of ISOs under our 2014 plan is shares.

No person may be granted stock awards covering more than              shares of our common stock under our 2014 plan during any calendar year pursuant to stock options, stock appreciation rights and other stock awards whose value is determined by reference to an increase over an exercise or strike price of at least 100% of the fair market value on the date the stock award is granted. Additionally, no person may be granted in a calendar year a performance stock award covering more than             shares of our common stock or a performance cash award having a maximum value in excess of $            . Such limitations are designed to help assure that any deductions to which we would otherwise be entitled with respect to such awards will not be subject to the $1,000,000 limitation on the income tax deductibility of compensation paid to any covered executive officer imposed by Section 162(m) of the Code.

If a stock award granted under the 2014 plan expires or otherwise terminates without being exercised in full, or is settled in cash, the shares of our common stock not acquired pursuant to the stock award again will become available for subsequent issuance under the 2014 plan. In addition, the following types of shares of our common stock under the 2014 plan may become available for the grant of new stock awards under the 2014 plan: (1) shares that are forfeited to or repurchased by us prior to becoming fully vested; (2) shares withheld to satisfy income or employment withholding taxes; or (3) shares used to pay the exercise or purchase price of a stock award. Shares issued under the 2014 plan may be previously unissued shares or reacquired shares bought by us on the open market. As of the date hereof, no awards have been granted and no shares of our common stock have been issued under the 2014 plan.

Administration.    Our board of directors, or a duly authorized committee thereof, has the authority to administer the 2014 plan. Our board of directors may also delegate to one or more of our officers the authority to (1) designate employees (other than other officers) to be recipients of certain stock awards, and (2) determine the number of shares of common stock to be subject to such stock awards. Subject to the terms of the 2014 plan, our board of directors or the authorized committee, referred to herein as the plan administrator, determines recipients, dates of grant, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting schedule applicable to a stock award. Subject to the limitations set forth below, the plan administrator will also determine the exercise price, strike price or purchase price of awards granted and the types of consideration to be paid for the award.

The plan administrator has the authority to modify outstanding awards under our 2014 plan. Subject to the terms of our 2014 plan, the plan administrator has the authority to reduce the exercise, purchase or strike price of any outstanding stock award, cancel any outstanding stock award in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under generally accepted accounting principles, with the consent of any adversely affected participant.

Stock Options.    ISOs and NSOs are granted pursuant to stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2014 plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2014 plan vest at the rate specified by the plan administrator.

The plan administrator determines the term of stock options granted under the 2014 plan, up to a maximum of ten years. Unless the terms of an optionholder’s stock option agreement provide otherwise, if an optionholder’s service relationship with us, or any of our affiliates, ceases for any reason other than disability, death or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. The option term may be extended in the event that exercise of the option following such a termination of service is prohibited by applicable securities laws or our insider trading policy. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability or death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, options generally terminate immediately upon the termination of the individual for cause. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (1) cash, check, bank draft or money order, (2) a broker-assisted cashless exercise, (3) the tender of shares of our common stock previously owned by the optionholder, (4) a net exercise of the option if it is an NSO, and (5) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. An optionholder may designate a beneficiary, however, who may exercise the option following the optionholder’s death.

Tax Limitations On Incentive Stock Options.    The aggregate fair market value, determined at the time of grant, of our common stock with respect to ISOs that are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and (2) the term of the ISO does not exceed five years from the date of grant.

Restricted Stock Awards.    Restricted stock awards are granted pursuant to restricted stock award agreements adopted by the plan administrator. Restricted stock awards may be granted in consideration for (1) cash, check, bank draft or money order, (2) services rendered to us or our affiliates, or (3) any other form of legal consideration. Common stock acquired under a restricted stock award may, but need not, be subject to a share repurchase option in our favor in accordance with a vesting schedule to be determined by the plan administrator. A restricted stock award may be transferred only upon such terms and conditions as set by the plan administrator. Except as otherwise provided in the applicable award agreement, restricted stock awards that have not vested may be forfeited or repurchased by us upon the participant’s cessation of continuous service for any reason.

Restricted Stock Unit Awards.    Restricted stock unit awards are granted pursuant to restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.

Stock Appreciation Rights.    Stock appreciation rights are granted pursuant to stock appreciation grant agreements adopted by the plan administrator. The plan administrator determines the strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Upon the exercise of a stock appreciation right, we will pay the participant an amount equal to the product of (1) the excess of the per share fair market value of our common stock on the date of exercise over the strike price, multiplied by (2) the number of shares of common stock with respect to which the stock appreciation right is exercised. A stock appreciation right granted under the 2014 plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.

The plan administrator determines the term of stock appreciation rights granted under the 2014 plan, up to a maximum of ten years. Unless the terms of a participant’s stock appreciation right agreement provides otherwise, if a participant’s service relationship with us or any of our affiliates ceases for any reason other than cause, disability or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. The stock appreciation right term may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws. If a participant’s service relationship with us, or any of our affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, stock appreciation rights generally terminate immediately upon the occurrence of the event giving rise to the termination of the individual for cause. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Performance Awards.    The 2014 plan permits the grant of performance-based stock and cash awards that may qualify as performance-based compensation that is not subject to the $1,000,000 limitation on the income tax deductibility of compensation paid to a covered executive officer imposed by Section 162(m) of the Code.

To help assure that the compensation attributable to performance-based awards will so qualify, our compensation committee can structure such awards so that stock or cash will be issued or paid pursuant to such award only after the achievement of certain pre-established performance goals during a designated performance period.

The performance goals that may be selected include one or more of the following: (1) earnings (including earnings per share and net earnings); (2) earnings before interest, taxes and depreciation; (3) earnings before interest, taxes, depreciation and amortization; (4) earnings before interest, taxes, depreciation, amortization and legal settlements; (5) earnings before interest, taxes, depreciation, amortization, legal settlements and other income (expense); (6) earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense) and stock-based compensation; (7) earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense), stock-based compensation and changes in deferred revenue; (8) total stockholder return; (9) return on equity or average stockholder’s equity; (10) return on assets, investment, or capital employed; (11) stock price; (12) margin (including gross margin); (13) income (before or after taxes); (14) operating income; (15) operating income after taxes; (16) pre-tax profit; (17) operating cash flow; (18) sales or revenue targets; (19) increases in revenue or product revenue; (20) expenses and cost reduction goals; (21) improvement in or attainment of working capital levels; (22) economic value added (or an equivalent metric); (23) market share; (24) cash flow; (25) cash flow per share; (26) share price performance; (27) debt reduction; (28) implementation or completion of projects or processes (including, without limitation, clinical trial initiation, clinical trial enrollment, clinical trial results, new and supplemental indications for existing products, regulatory filing submissions, regulatory filing acceptances, regulatory or advisory committee interactions, regulatory approvals, and product supply); (29) stockholders’ equity; (30) capital expenditures; (31) debt levels; (32) operating profit or net operating profit; (33) workforce diversity; (34) growth of net income or operating income; (35) billings; (36) bookings; (37) employee retention; (38) initiation of phases of clinical trials and/or studies by specific dates; (39) patient enrollment rates; (40) budget management; (41) submission to, or approval by, a regulatory body (including, but not limited to the U.S. Food and Drug Administration) of an applicable filing or a product candidate; (42) regulatory milestones; (43) progress of internal research or clinical programs; (44) progress of partnered programs; (45) partner satisfaction; (46) timely completion of clinical trials; (47) submission of INDs and new drug applications and other regulatory achievements; (48) research progress, including the development of programs; (49) strategic partnerships or transactions (including in-licensing and out-licensing of intellectual property; and (50) to the extent that an award is not intended to comply with Section 162(m) of the Code, other measures of performance selected by our board of directors.

The performance goals may be based on a company-wide basis, with respect to one or more business units, divisions, affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise (i) in the award agreement at the time the award is granted or (ii) in such other document setting forth the performance goals at the time the goals are established, we will appropriately make adjustments in the method of calculating the attainment of performance goals as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of any “extraordinary items” as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by us achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of our common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock-based compensation and the award of bonuses under our bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles; (12) to exclude the effect of any other unusual, non-recurring gain or loss or other extraordinary item; and (13) to exclude the effects of the timing of acceptance for review and/or approval of submissions to the FDA or any other regulatory body. In addition, we retain the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of the performance goals and to define the manner of calculating the performance criteria we select to use for such performance period. The performance goals may differ from participant to participant and from award to award.

Other Stock Awards.    The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the stock award and all other terms and conditions of such awards.

Changes to Capital Structure.    In the event that there is a specified type of change in our capital structure, such as a stock split or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the 2014 plan, (2) the class and maximum number of shares by which the share reserve may increase automatically each year, (3) the class and maximum number of shares that may be issued upon the exercise of ISOs, (4) the class and maximum number of shares subject to stock awards that can be granted in a calendar year (as established under the 2014 plan pursuant to Section 162(m) of the Code) and (5) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions.    In the event of certain specified significant corporate transactions, the plan administrator has the discretion to take any of the following actions with respect to stock awards:

•	arrange for the assumption, continuation or substitution of a stock award by a surviving or acquiring entity or parent company;

•	arrange for the assignment of any reacquisition or repurchase rights held by us to the surviving or acquiring entity or parent company;

•	accelerate the vesting of the stock award and provide for its termination prior to the effective time of the corporate transaction;

•	arrange for the lapse of any reacquisition or repurchase right held by us;

•	cancel or arrange for the cancellation of the stock award in exchange for such cash consideration, if any, as our board of directors may deem appropriate; or

•

make a payment equal to the excess of (1) the value of the property the participant would have received upon exercise of the stock award over (2) the exercise price otherwise payable in connection with the stock award.

Our plan administrator is not obligated to treat all stock awards, even those that are of the same type, in the same manner.

Under the 2014 plan, a corporate transaction is generally the consummation of (1) a sale or other disposition of all or substantially all of our consolidated assets, (2) a sale or other disposition of at least 90% of our outstanding securities, (3) a merger, consolidation or similar transaction following which we are not the surviving corporation, or (4) a merger, consolidation or similar transaction following which we are the surviving corporation but the shares of our common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction.

Change of Control.    The plan administrator may provide, in an individual award agreement or in any other written agreement between a participant and us that the stock award will be subject to additional acceleration of vesting and exercisability in the event of a change of control. For example, certain of our employees may receive an award agreement that provides for vesting acceleration upon the individual’s termination without cause or resignation for good reason (including a material reduction in the individual’s base salary, duties, responsibilities or authority, or a material relocation of the individual’s principal place of employment with us) in connection with a change of control. Under the 2014 plan, a change of control is generally (1) the acquisition by a person or entity of more than 50% of our combined voting power other than by merger, consolidation or similar transaction; (2) a consummated merger, consolidation or similar transaction immediately after which our stockholders cease to own more than 50% of the combined voting power of the surviving entity; or (3) a consummated sale, lease or exclusive license or other disposition of all or substantially of our consolidated assets.

Amendment and Termination.    Our board of directors has the authority to amend, suspend, or terminate our 2014 plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. No ISOs may be granted after the tenth anniversary of the date our board of directors adopted our 2014 plan.

2012 Equity Incentive Plan

Our board of directors and certain of our stockholders approved our 2012 plan, which became effective in June 2012, and was further amended by our board of directors and stockholders most recently in July 2013. As of April 1, 2014, there were 866,600 shares remaining available for the grant of stock awards under our 2012 plan and there were outstanding stock awards covering a total of 8,017,068 shares that were granted under our 2012 plan.

After the effective date of the 2014 plan, no additional awards will be granted under the 2012 plan, and all awards granted under the 2012 plan that are repurchased, forfeited, expire or are cancelled will become available for grant under the 2014 plan in accordance with its terms.

Stock Awards.    The 2012 plan provides for the grant of ISO, NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards and other forms of stock awards, or collectively, stock awards, all of which may be granted to employees, including officers, non-employee directors and consultants of us and our affiliates. ISOs may be granted only to employees. All other awards may be granted to employees, including officers, and to non-employee directors and consultants.

Share Reserve.    The aggregate number of shares of our common stock reserved for issuance pursuant to stock awards under the 2012 plan is 8,892,000 shares. The initial number of shares we reserved for issuance pursuant to stock awards under the 2012 plan was 3,737,000 shares, which was increased in June 2013 to 5,842,000 shares in connection with our issuance of shares of our Series A preferred stock at an additional closing under our Series A preferred stock financing, the initial closing for which was completed in June 2012. The share reserve was increased again in March 2014 to 8,892,000 shares in connection with our issuance of shares of our Series B preferred stock. The maximum number of shares that may be issued upon the exercise of ISOs under our 2012 plan is 7,474,000 shares.

If a stock award granted under the 2012 plan expires or otherwise terminates without being exercised in full, or is settled in cash, the shares of our common stock not acquired pursuant to the stock award again will become available for subsequent issuance under the 2012 plan. In addition, the following types of shares under the 2012 plan may become available for the grant of new stock awards under the 2012 plan: (1) shares that are forfeited to or repurchased by us prior to becoming fully vested; (2) shares withheld to satisfy income or employment withholding taxes; or (3) shares used to pay the exercise or purchase price of a stock award. Shares issued under the 2012 plan may be previously unissued shares or reacquired shares bought by us on the open market.

Administration.    Our board of directors, or a duly authorized committee thereof, has the authority to administer the 2012 plan. Our board of directors may also delegate to one or more of our officers the authority to (1) designate employees (other than other officers) to be recipients of certain stock awards, and (2) determine the number of shares of common stock to be subject to such stock awards. Subject to the terms of the 2012 plan, our board of directors or the authorized committee, referred to herein as the plan administrator, determines recipients, dates of grant, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting schedule applicable to a stock award. Subject to the limitations set forth below, the plan administrator will also determine the exercise price, strike price or purchase price of awards granted and the types of consideration to be paid for the award.

The plan administrator has the authority to modify outstanding awards under our 2012 plan. Subject to the terms of our 2012 plan, the plan administrator has the authority to reduce the exercise, purchase or strike price of any outstanding stock award, cancel any outstanding stock award in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under generally accepted accounting principles, with the consent of any adversely affected participant.

Stock Options.    ISOs and NSOs are granted pursuant to stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2012 plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2012 plan vest at the rate specified by the plan administrator.

The plan administrator determines the term of stock options granted under the 2012 plan, up to a maximum of ten years. Unless the terms of an optionholder’s stock option agreement provide otherwise, if an optionholder’s service relationship with us, or any of our affiliates, ceases for any reason other than disability, death or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. The option term may be extended in the event that exercise of the option following such a termination of service is prohibited by applicable securities laws or our insider trading policy. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability or death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, options generally terminate immediately upon the termination of the individual for cause. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and included in the option agreement and may include (1) cash, check, bank draft or money order, (2) a broker-assisted cashless exercise, (3) the tender of shares of our common stock previously owned by the optionholder, (4) a net exercise of the option if it is an NSO, (5) a deferred payment or similar arrangement subject to certain conditions and (6) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. An optionholder may designate a beneficiary, however, who may exercise the option following the optionholder’s death.

Tax Limitations On Incentive Stock Options.    The aggregate fair market value, determined at the time of grant, of our common stock with respect to ISOs that are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and (2) the option is not exercisable after the expiration of five years from the date of grant.

Restricted Stock Unit Awards.    Restricted stock unit awards are granted pursuant to restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration approved by the plan administrator. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement.

Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.

Changes to Capital Structure.    In the event that there is a specified type of change in our capital structure, such as a stock split or recapitalization, appropriate adjustments will be made to (a) the class and maximum number of shares reserved for issuance under the 2012 plan, (b) the class and maximum number of shares that may be issued upon the exercise of ISOs and (c) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions.    Unless otherwise provided in a stock award agreement or other written agreement between us and a participant, in the event of certain specified significant corporate transactions, the plan administrator has the discretion to take any of the following actions with respect to stock awards:

•	arrange for the assumption, continuation or substitution of a stock award by a surviving or acquiring entity or parent company;

•	arrange for the assignment of any reacquisition or repurchase rights held by us to the surviving or acquiring entity or parent company;

•	accelerate the vesting of the stock award and provide for its termination prior to the effective time of the corporate transaction;

•	arrange for the lapse of any reacquisition or repurchase right held by us;

•	cancel or arrange for the cancellation of the stock award in exchange for such cash consideration, if any, as our board of directors may deem appropriate; or

•

make a payment equal to the excess of (a) the value of the property the participant would have received upon exercise of the stock award over (b) the exercise price otherwise payable in connection with the stock award.

Our plan administrator is not obligated to treat all stock awards, even those that are of the same type, in the same manner.

Under the 2012 plan, a corporate transaction is generally defined as the consummation of (1) a sale or other disposition of all or substantially all of our consolidated assets, (2) a sale or other disposition of at least 90% of our outstanding securities, (3) a merger, consolidation or similar transaction following which we are not the surviving corporation, or (4) a merger, consolidation or similar transaction following which we are the surviving corporation but the shares of our common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction.

Change of Control.    The plan administrator may provide, in an individual award agreement or in any other written agreement between a participant and us that the stock award will be subject to additional acceleration of vesting and exercisability in the event of a change of control. Under the 2012 plan, a change of control is generally defined as (1) the acquisition by a person or entity of more than 50% of our combined voting power other than by merger, consolidation or similar transaction, (2) a consummated merger, consolidation or similar transaction immediately after which our stockholders cease to own more than 50% of the combined voting power of the surviving entity, (3) approval by the stockholders or our board of directors of a plan of complete dissolution or liquidation of us or our complete dissolution or liquidation occurs or (4) a consummated sale, lease or exclusive license or other disposition of all or substantially of our consolidated assets.

Amendment and Termination.    The 2012 plan will terminate on June 14, 2022. However, our board of directors has the authority to amend, suspend, or terminate our 2012 plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent.

2014 Employee Stock Purchase Plan

Our board of directors adopted the ESPP in                      2014 and our stockholders approved the ESPP in                      2014. The ESPP will become effective immediately upon the execution and delivery of the underwriting agreement related to this offering. The purpose of the ESPP is to retain the services of new employees and secure the services of new and existing employees while providing incentives for such individuals to exert maximum efforts toward our success and that of our affiliates.

Share Reserve.    Following this offering, the ESPP authorizes the issuance of shares              of our common stock pursuant to purchase rights granted to our employees or to employees of any of our designated affiliates. The number of shares of our common stock reserved for issuance will automatically increase on January 1 of each calendar year, from January 1, 2015 (assuming the ESPP becomes effective before such date) through January 1, 2024 by the least of (1)         % of the total number of shares of our common stock outstanding on December 31 of the preceding calendar year, (2)              shares, or (3) a number determined by our board of directors that is less than (1) and (2). The ESPP is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code. As of the date hereof, no shares of our common stock have been purchased under the ESPP.

Administration.    Our board of directors has delegated its authority to administer the ESPP to our compensation committee. The ESPP is implemented through a series of offerings of purchase rights to eligible employees. Under the ESPP, we may specify offerings with durations of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for employees participating in the offering. An offering may be terminated under certain circumstances.

Payroll Deductions.    Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the ESPP and may contribute, normally through payroll deductions, up to     % of their earnings for the purchase of our common stock under the ESPP. Unless otherwise determined by our board of directors, common stock will be purchased for accounts of employees participating in the ESPP at a price per share equal to the lower of (1)     % of the fair market value of a share of our common stock on the first date of an offering or (2)     % of the fair market value of a share of our common stock on the date of purchase.

Limitations.    Employees may have to satisfy one or more of the following service requirements before participating in the ESPP, as determined by our board of directors: (1) customarily employed for more than 20 hours per week, (2) customarily employed for more than five months per calendar year or (3) continuous employment with us or one of our affiliates for a period of time (not to exceed two years). No employee may purchase shares under the ESPP at a rate in excess of $25,000 worth of our common stock based on the fair market value per share of our common stock at the beginning of an offering for each year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under the ESPP if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value pursuant to Section 424(d) of the Code.

Changes to Capital Structure.    In the event that there occurs a change in our capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or similar transaction, the board of directors will make appropriate adjustments to (1) the number of shares reserved under the ESPP, (2) the maximum number of shares by which the share reserve may increase automatically each year and (3) the number of shares and purchase price of all outstanding purchase rights.

Corporate Transactions.    In the event of certain significant corporate transactions, including the consummation of: (1) a sale of all our assets, (2) the sale or disposition of 90% of our outstanding securities,

(3) a merger or consolidation where we do not survive the transaction and (4) a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction, any then-outstanding rights to purchase our stock under the ESPP may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase shares of our common stock within ten business days prior to such corporate transaction, and such purchase rights will terminate immediately.

Plan Amendments, Termination.    Our board of directors has the authority to amend or terminate our ESPP, provided that except in certain circumstances any such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. We will obtain stockholder approval of any amendment to our ESPP as required by applicable law or listing requirements.

Director Compensation

In 2013, we did not provide compensation to our non-employee directors. Historically, we have not paid cash or equity compensation to directors who are also our employees for their service on our board of directors, nor have we paid cash or equity compensation to our non-employee directors who are associated with our principal stockholders for service on our board of directors. We have reimbursed and will continue to reimburse all of our non-employee directors for their travel, lodging and other reasonable expenses incurred in attending meetings of our board of directors and committees of our board of directors. As of December 31, 2013, none of the non-employee members of our board of directors held outstanding stock options or other stock awards covering our shares of common stock.

Our board of directors adopted a new compensation policy in                      2014 that will become effective upon the execution and delivery of the underwriting agreement related to this offering and will be applicable to all of our non-employee directors. This compensation policy provides that each such non-employee director will receive the following compensation for service on our board of directors:

•	an annual cash retainer of $ ;

•	an additional annual cash retainer of $ for service as chairman of our board of directors;

•	an additional annual cash retainer of $ , $ and $ for service on our audit committee, compensation committee and the nominating and corporate governance committee, respectively;

•	an additional annual cash retainer of $ , $ and $ for service as chairman of the audit committee, compensation committee and the nominating and corporate governance committee, respectively;

•

an automatic annual option grant to purchase              shares of our common stock for each non-employee director serving on the board of directors on the date of our annual stockholder meeting (including by reason of his or her election at such meeting), in each case vesting monthly until our next annual stockholder meeting subject to the director’s continued service with us (the foregoing grants to non-employee directors joining our board of directors other than at an annual stockholder meeting will be prorated for the number of months remaining until our next annual stockholder meeting);

•

upon first joining our board of directors following this offering an automatic initial grant of an option to purchase shares of our common stock that vests monthly over a three-year period following the grant date subject to the director’s continued service with us; and

•

upon the execution and delivery of the underwriting agreement related to this offering, an automatic option grant to purchase              shares of our common stock to each non-employee director serving on the board of directors on such date that will vest monthly over a three-year period following the grant date subject to the director’s continued service with us.

Each of the option grants described above will vest and become exercisable subject to the director’s continuous service with us, provided that each option will vest in full upon a change of control, as defined under our 2014 plan. In addition, the post-termination exercise period for each of the option grants described above will be                     from the date of termination of service, if such termination of service is other than for cause subject to the ten-year term of each option. The options will be granted under our 2014 plan, the terms of which are described in more detail above under “—Equity Benefit Plans—2014 Equity Incentive Plan.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following includes a summary of transactions since January 1, 2011 to which we have been a party, in which the amount involved in the transaction exceeded $120,000, and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change of control and other arrangements, which are described under “Executive and Director Compensation.”

Convertible Note Financing and Preferred Stock Financings

Convertible Note Financing

Since February 2011, we have entered into various loan arrangements pursuant to which we have issued an aggregate of $2.6 million of convertible promissory notes, or the notes, to investors, including beneficial owners of more than 5% of our capital stock. The notes carried an interest rate of 8% per annum.

The participants in these loan arrangements included the following holders of more than 5% of our capital stock or entities affiliated with them. The following table presents the aggregate principal amount of convertible promissory notes issued to these related parties in these loan arrangements:

Participants	Aggregate Principal Amount of Notes
A.M. Pappas Life Science Ventures IV, L.P.(1)	$1,125,000
RiverVest Venture Fund II, L.P.(2)	$1,125,000

(1)	Includes $51,113 aggregate principal amount of notes issued to PV IV CEO Fund, L.P.

(2)	Includes $240,300 aggregate principal amount of notes issued to RiverVest Venture Fund II (Ohio), L.P.

In connection with our Series A preferred stock financing in June 2012 described below under the caption “—Series A Preferred Stock Financing,” the principal amount of the notes and accrued interest thereon was converted into an aggregate of 3,341,205 shares of our Series A preferred stock at a 20% discount to the Series A preferred stock purchase price.

Series A Preferred Stock Financing

In June 2012, we entered into a Series A preferred stock purchase agreement, or the Series A purchase agreement, pursuant to which we issued an aggregate of 32,991,201 shares of our Series A preferred stock in multiple closings, at a purchase price of $1.00 per share, for aggregate consideration of approximately $33.0 million. Of this amount, $3.4 million was paid for by cancellation of principal and accrued interest under the notes, taking into account the 20% discount described above.

The participants in this preferred stock financing included the following holders of more than 5% of our capital stock or entities affiliated with them. The following table sets forth the aggregate number of shares of Series A preferred stock issued to these related parties in this preferred stock financing:

Participants	Shares of Series A Preferred Stock
Greater than 5% stockholders
A.M. Pappas Life Science Ventures IV, L.P.(1)	6,025,361
RiverVest Venture Fund II, L.P.(2)	7,676,215
Alta Partners VIII, LP	17,464,245
Director
Howard E. Greene(3)	261,569

(1)	Includes 279,969 shares of Series A preferred stock issued to PV IV CEO Fund, L.P.

(2)	Includes 1,639,638 shares of Series A preferred stock issued to RiverVest Venture Fund II (Ohio), LP.

(3)	Consists of shares of Series A preferred stock issued to the Greene Family Trust.

Series B Preferred Stock Financing

In March 2014, we entered into a Series B preferred stock purchase agreement, pursuant to which we issued an aggregate of 29,727,063 shares of our Series B preferred stock at a purchase price of $1.53 per share, for aggregate consideration of approximately $45.5 million.

The participants in this preferred stock financing included the following holders of more than 5% of our capital stock or entities affiliated with them. The following table sets forth the aggregate number of shares of Series B preferred stock issued to these related parties in this preferred stock financing:

Participants	Shares of Series B Preferred Stock
Greater than 5% stockholders
A.M. Pappas Life Science Ventures IV, L.P.(1)	1,830,483
RiverVest Venture Fund II, L.P.(2)	2,235,683
Alta Partners VIII, LP	5,187,805
New Enterprise Associates 14, L.P.(3)	11,335,486
Adage Capital Partners, LP	5,226,737
RA Capital Heathcare Fund, LP	3,266,710
Director
Howard E. Greene(4)	77,699

(1)	Includes 83,166 shares of Series B preferred stock issued to PV IV CEO Fund, L.P.

(2)	Includes 477,542 shares of Series B preferred stock issued to RiverVest Venture Fund II (Ohio), L.P.

(3)	Includes 16,333 shares of Series B preferred stock issued to NEA Ventures 2014, Limited Partnership.

(4)	Consists of shares of Series B preferred stock issued to the Greene Family Trust.

Certain of our directors and executive officers have affiliations with the investors that participated in the loan arrangements and preferred stock financings described above, as indicated in the table below:

Directors and Executive Officers	Principal Stockholder
Michael Grey; David R. Savello, Ph.D.	A.M. Pappas Life Science Ventures IV, L.P. and affiliated entities(1)
John McKearn, Ph.D.	RiverVest Venture Fund II, L.P. and affiliated entities
Robert Alexander, Ph.D.	Alta Partners VIII, L.P.
Edward T. Mathers	New Enterprise Associates 14, L.P. and affiliated entities

(1)	The general partner of A. M. Pappas Life Science Ventures IV, L.P. and PV IV CEO Fund, L.P. (collectively, the Pappas Funds) is AMP&A Management IV, LLC. AMP&A Management IV, LLC has a management agreement with A. M. Pappas & Associates, LLC whereby A. M. Pappas & Associates, LLC provides management services for the Pappas Funds. A. M. Pappas & Associates does business under the name Pappas Ventures. Mr. Grey and Dr. Savello are Venture Partners with Pappas Ventures.

License Agreement with Satiogen Pharmaceuticals, Inc.

In February 2011, we entered into a license agreement with Satiogen Pharmaceuticals, Inc., or Satiogen. One of our directors, Howard E. Greene, serves on the board of directors of Satiogen and owns greater than 10% of its capital stock. Under the terms of the license agreement, we obtained an exclusive license under certain intellectual property rights of Satiogen related to ASBT inhibitors and TGR5 agonists. In consideration for the rights granted to us by Satiogen under the license agreement, we issued to Satiogen 1,380,000 shares of our Series A-1 preferred stock in August 2012 and 690,000 shares of our common stock in March 2013. See “Business—License Agreements” for additional information.

Participation in this Offering

Entities affiliated with certain of our existing stockholders and directors have indicated an interest in purchasing up to an aggregate of approximately $         million in shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, less or no shares to any of these potential investors and any of these potential investors could determine to purchase more, less or no shares in this offering.

Investor Agreements

In connection with our sale and issuance of Series B preferred stock in March 2014, we entered into amended and restated investor rights, voting and right of first refusal and co-sale agreements containing voting rights, information rights, rights of first refusal and registration rights, among other things, with certain holders of our preferred stock and certain holders of our common stock, including all of the holders of more than 5% of our capital stock or entities affiliated with them. These stockholder agreements will terminate upon the closing of this offering, except for the amended and restated investor rights agreement which terminates five years after the closing of the initial public offering, and contains certain registration rights as more fully described below in “Description of Capital Stock—Registration Rights.”

Employment Arrangements

We currently have written employment agreements with our executive officers. For information about our employment agreements with our named executive officers, refer to “Executive and Director Compensation—Employment Agreements with Executive Officers.”

Stock Options Granted to Executive Officers and Directors

We have granted stock options to our executive officers and directors, as more fully described in “Executive and Director Compensation—Outstanding Equity Awards at Fiscal Year End.”

Indemnification Agreements

We have entered, and intend to continue to enter, into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our amended and restated bylaws. These agreements, among other things, require us to indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers or as a director or executive officer of any other company or enterprise to which the person provides services at our request. For more information regarding these indemnification arrangements, see “Management—Limitation on Liability and Indemnification of Directors and Officers.” We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may decline in value to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Policies and Procedures for Transactions with Related Persons

We have adopted a written related-person transactions policy that sets forth our policies and procedures regarding the identification, review, consideration and oversight of “related-person transactions.” For purposes of our policy only, a “related-person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any “related person” are participants involving an amount that exceeds $120,000.

Transactions involving compensation for services provided to us as an employee, consultant or director are not considered related-person transactions under this policy. A related person is any executive officer, director or a holder of more than 5% of our common stock, including any of their immediate family members and any entity owned or controlled by such persons.

Under the policy, where a transaction has been identified as a related-person transaction, management must present information regarding the proposed related-person transaction to our audit committee (or, where review by our audit committee would be inappropriate, to another independent body of our board of directors) for review. The presentation must include a description of, among other things, the material facts, the direct and indirect interests of the related persons, the benefits of the transaction to us and whether any alternative transactions are available. To identify related-person transactions in advance, we rely on information supplied by our executive officers, directors and certain significant stockholders. In considering related-person transactions, our audit committee or another independent body of our board of directors takes into account the relevant available facts and circumstances including, but not limited to:

•	the risks, costs and benefits to us;

•	the impact on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•	the terms of the transaction;

•	the availability of other sources for comparable services or products; and

•	the terms available to or from, as the case may be, unrelated third parties or to or from our employees generally.

In the event a director has an interest in the proposed transaction, the director must recuse himself or herself from the deliberations and approval.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our capital stock by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our current executive officers and directors as a group.

The percentage ownership information under the column entitled “Before Offering” is based on 66,567,343 shares of common stock outstanding as of April 1, 2014, assuming conversion of all outstanding shares of our preferred stock into 65,362,011 shares of common stock. The percentage ownership information under the column entitled “After Offering” is based on the sale of              shares of common stock in this offering.

Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our common stock. We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of our common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable on or before April 29, 2014, which is 60 days after February 28, 2014. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Entities affiliated with certain of our existing stockholders and directors have indicated an interest in purchasing up to an aggregate of approximately $             million in shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, less or no shares to any of these potential investors and any of these potential investors could determine to purchase more, less or no shares in this offering. The information set forth below does not reflect any potential purchases by these potential investors.

Except as otherwise noted below, the address for each person or entity listed in the table is c/o Lumena Pharmaceuticals, Inc., 12531 High Bluff Drive, Suite 110, San Diego, California 92130.

	Number of shares beneficially owned	Percentage of shares beneficially owned
Name and Address of Beneficial Owner		Before offering	After offering
Greater than 5% stockholders
Alta Partners VIII, L.P.(1)	22,652,050	34.0%	%
One Embarcadero Center, 37th Floor San Francisco, CA 94111
New Enterprise Associates 14, L.P.(2)	11,335,486	17.0%
2855 Sand Hill Road Menlo Park, CA 94025
RiverVest Venture Fund II, L.P.(3)	9,911,898	14.9%	%
7733 Forsyth Boulevard, Suite 1650 St. Louis, MO 63105
A.M. Pappas Life Sciences Ventures IV, L.P.(4)	8,142,628	12.2%	%
Pappas Ventures 2520 Meridian Parkway, Suite 400 Durham, NC 27713
Adage Capital Partners, LP(5)	5,226,737	7.9%
200 Clarendon Street, 52nd Floor Boston, MA 02116
Directors and Named Executive Officers
John P. McKearn, Ph.D.(3)	9,911,898	14.9%	%
Howard E. Greene(6)	2,409,268	3.6%	%
Michael Grey(7)	778,712	1.2%	%
Alejandro Dorenbaum, M.D.(8).	193,750	*	*
Ciara Kennedy(9)	166,875	*	*
Robert Alexander, Ph.D.	0	*	*
Edward T. Mathers(10)	0	*	*
David R. Savello, Ph.D.	0	*	*
All current executive officers and directors as a group (11 persons)(11)	13,704,253	20.2%	%

*	Represents beneficial ownership of less than 1%

(1)	Represents 22,652,050 shares of common stock beneficially owned by Alta Partners VIII, L.P., or Alta. The directors of Alta Partners Management VIII, LLC, which is the general partner of Alta, exercise sole dispositive and voting power over the shares owned by Alta. Farah Champsi, Daniel Janney, and Guy Nohra are directors of Alta Partners Management VIII, LLC. These individuals may be deemed to share dispositive and voting power over the shares held by Alta. Each of these individuals disclaims beneficial ownership of such shares except to the extent of his or her pecuniary interest therein.

(2)	Represents 11,319,153 shares of common stock beneficially owned by New Enterprise Associates 14, L.P., or NEA 14, and 16,333 shares of common stock beneficially owned by NEA Ventures 2014, Limited Partnership, or Ven 2014. The shares directly held by NEA 14 are indirectly held by NEA Partners 14, L.P., the sole general partner of NEA 14; NEA 14 GP, LTD, the sole general partner of NEA Partners 14, L.P.; and each of the individual directors of NEA 14 GP, LTD. The directors of NEA 14 GP, LTD are M. James Barrett, Peter J. Barris, Forest Baskett, Ryan D. Drant, Anthony A. Florence, Jr., Patrick J. Kerins, Krishna “Kittu” Kolluri, David M. Mott, Scott D. Sandell, Peter Sonsini, Ravi Viswanathan and Harry R. Weller. NEA 14, NEA Partners 14, L.P., NEA 14 GP, LTD and the directors of NEA 14 GP, LTD share voting and dispositive power with respect to the shares held by NEA 14. The shares directly held by Ven 2014 are indirectly held by Karen P. Welsh, the general partner of Ven 2014. Karen P. Welsh has voting and dispositive power with respect to the shares held by Ven 2014.

Edward T. Mathers, a partner at New Enterprise Associates, has no voting or dispositive power with respect to any of the above referenced shares and disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. All indirect holders of the above referenced shares disclaim beneficial ownership of all applicable shares except to the extent of their pecuniary interest therein.

(3)	Includes 7,794,718 shares of common stock beneficially owned by River Vest Venture Fund II, L.P. and 2,117,180 shares of common stock beneficially owned by RiverVest Venture Fund II (Ohio), L.P. John P. McKearn, Ph.D., one of our directors, is an Authorized Person of RiverVest Venture Partners II, LLC, the general partner of RiverVest Partners II, L.P. River Vest Partners II, L.P. is the sole member of RiverVest Venture Partners II (Ohio), LLC, the general partner of RiverVest Venture Fund II (Ohio), L.P. RiverVest Partners II, L.P. is also the general partner of RiverVest Venture Fund II, L.P. As an Authorized Person of River Vest Venture Partners II, LLC, Dr. McKearn may be deemed to share dispositive voting and investment power with respect to the shares held by such entities. Dr. McKearn disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(4)	Represents 7,772,678 shares beneficially owned by A.M. Pappas Life Sciences Ventures IV, LP. and 369,950 shares beneficially owned by PV IV CEO Fund, L.P. AMP&A Management IV, LLC is the general partner of A.M. Pappas Life Science Ventures IV, L.P. and PV IV CEO Fund, L.P. (collectively, the Pappas Funds), and AMP&A Management IV, LLC has a management agreement with A.M. Pappas & Associates, LLC whereby A.M. Pappas & Associates, LLC provides management services for the Pappas Funds. As a result, A.M. Pappas & Associates, LLC’s investment committee exercises sole dispositive and voting power over the shares owned by the Pappas Funds. By virtue of these relationships, AMP&A Management IV, LLC and A.M. Pappas & Associates, LLC may be deemed to beneficially own the shares owned directly by the Pappas Funds. Each of the foregoing entities disclaims beneficial ownership of such shares except to the extent of each of its pecuniary interest therein.

(5)	Represents 5,226,737 shares of common stock beneficially owned by Adage Capital Partners, LP, or the Adage Fund. Adage Capital Partners GP, L.L.C., or ACPGP, serves as the general partner of the Adage Fund, and as such has discretion over the portfolio securities beneficially owned by the Adage Fund. Adage Capital Advisors, L.L.C., or ACA, is the managing member of ACPGP and directs ACPGP’s operations. Robert Atchinson and Phillip Gross are the managing members of ACPGP and ACA and general partners of the Adage Fund. These individuals may be deemed to share dispositive and voting power with respect to the securities held by the Adage Fund. ACPGP, ACA, Robert Atchinson and Phillip Gross disclaim beneficial ownership of the reported securities except to the extent of their respective pecuniary interests therein.

(6)	Includes 339,268 shares of common stock beneficially owned by the Greene Family Trust and 2,070,000 shares of common stock beneficially owned by Satiogen Pharmaceuticals, Inc. Howard E. Greene, one of our directors, is Chairman of the board of directors of Satiogen and may be deemed to share dispositive voting and investment power with respect to the shares held by Satiogen with the other directors of Satiogen. Mr. Greene disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(7)	Includes 640,712 shares of common stock subject to options exercisable as of April 29, 2014.

(8)	Consists of 193,750 shares of common stock subject to options exercisable as of April 29, 2014.

(9)	Consists of 166,875 shares of common stock subject to options exercisable as of April 29, 2014.

(10)	Edward T. Mathers is a partner of New Enterprise Associates.

(11)	Includes the shares and shares of common stock subject to options exercisable as of April 29, 2014 referred to in footnotes (3), (6), (7), (8) and (9), and 100,625 shares subject to options exercisable as of April 29, 2014 held by Ms. McNulty, 7,500 shares subject to options exercisable as of April 29, 2014 held by Ms. Dubé and 135,625 shares subject to options exercisable as of April 29, 2014 held by Dr. Keller.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the rights of our common and preferred stock and some of the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the closing of this offering, and of the Delaware General Corporation Law. This summary is not complete. For more detailed information, please see our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part, as well as the relevant provisions of the Delaware General Corporation Law.

General

Upon closing of this offering and the filing of our amended and restated certificate of incorporation, our authorized capital stock will consist of 200,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. All of our authorized preferred stock upon the closing of this offering will be undesignated.

Common Stock

Outstanding Shares

On April 1, 2014, there were 1,205,332 shares of common stock outstanding, held of record by nine stockholders. Based on such number of shares of common stock outstanding as of April 1, 2014, and assuming (1) the conversion of all outstanding shares of our preferred stock as of April 1, 2014 into 65,362,011 shares of common stock in connection with the closing of this offering and (2) the issuance by us of              shares of common stock in this offering, there will be              shares of common stock outstanding upon closing of this offering.

As of April 1, 2014, there were 8,017,068 shares of common stock subject to outstanding options under our equity incentive plans and 10,000 shares of our common stock were issuable upon exercise of an outstanding warrant.

Voting

Our common stock is entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and does not have cumulative voting rights. Accordingly, the holders of a majority of the shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election.

Dividends

Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Fully Paid and Nonassessable

All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.

Preferred Stock

As of April 1, 2014, we had outstanding an aggregate of 65,362,011 shares of preferred stock held of record by 16 stockholders.

In connection with the closing of this offering, all outstanding shares of preferred stock at April 1, 2014 will automatically convert into 65,362,011 shares of our common stock.

Immediately prior to closing of this offering, our certificate of incorporation will be amended and restated to delete all references to such shares of preferred stock. Under the amended and restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control that may otherwise benefit holders of our common stock and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Stock Options

As of April 1, 2014, 8,017,068 shares of common stock were issuable upon the exercise of outstanding stock options, at a weighted-average exercise price of $0.48 per share.

Warrants

As of April 1, 2014, 10,000 shares of our common stock were issuable upon exercise of an outstanding warrant to purchase common stock with an exercise price of $0.11 per share. This warrant provides for the adjustment of the number of shares issuable upon the exercise of the warrant in the event of stock splits, recapitalizations, reclassifications and consolidations. Upon closing of this offering, this warrant will be automatically cancelled if not previously exercised.

Registration Rights

Following the closing of this offering, the holders of 66,352,011 shares of our common stock, or their transferees, will be entitled to the registration rights set forth below with respect to registration of the resale of such shares under the Securities Act pursuant to the amended and restated investor rights agreement, by and among us and certain of our stockholders.

Demand Registration Rights

At any time beginning on the earlier of (i) March 7, 2019 and (ii) 180 days after the public offering date set forth on the cover page of this prospectus, upon the written request of certain of the holders of the registrable securities then outstanding that we file a registration statement under the Securities Act covering the registration of at least 25% of the outstanding registrable securities (or a lesser percent if the anticipated aggregate price to the public exceeds $10.0 million), we will be obligated to notify all holders of registrable securities of such request and to use our reasonable best efforts to register the sale of all registrable securities that holders may request to be registered. We are not required to effect more than two registration statements which are declared or ordered effective. We may postpone the filing of a registration statement for up to 120 days once in any 12-month period if in the good faith judgment of our board of directors such registration would be detrimental to us, and we are not required to effect the filing of a registration statement during the period starting with the date of the filing of, and ending on a date 180 days after the public offering date set forth on the cover page of this prospectus. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement.

“Piggyback” Registration Rights

If we register any securities for public sale, holders of registration rights will have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement, but not below 30% of the total number of shares included in the registration statement, except this offering, in which the holders have waived any and all rights to have their shares included.

Form S-3 Registration Rights

If we are eligible to file a registration statement on Form S-3, holders of registrable securities have the right to demand that we file a registration statement on Form S-3 so long as the aggregate price to the public of the securities to be sold under the registration statement on Form S-3 is at least $1.0 million, subject to specified exceptions, conditions and limitations.

Expenses of Registration

Generally, we are required to bear all registration and selling expenses incurred in connection with the demand, piggyback and Form S-3 registrations described above, other than underwriting discounts and commissions.

Expiration of Registration Rights

The demand, piggyback and Form S-3 registration rights discussed above will terminate as to a given holder of registrable securities upon the earlier of (i) five years following the closing of this offering or (ii) when such holder holds less than 1% of our outstanding common stock and is able to sell all of its registrable securities in a single three-month period under Rule 144 of the Securities Act.

Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, Our Bylaws and Delaware Law

Delaware Anti-Takeover Law

We are subject to Section 203 of the Delaware General Corporation Law, or Section 203. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•

prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

the interested stockholder owned at least 85% of the voting stock of the corporation outstanding upon consummation of the transaction, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or subsequent to the consummation of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•

subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective upon the closing of this offering, may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and amended and restated bylaws:

•

permit our board of directors to issue up to 10,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate (including the right to approve an acquisition or other change in our control);

•	provide that the authorized number of directors may be changed only by resolution adopted by a majority of the board of directors;

•

provide that the board of directors or any individual director may only be removed with cause and the affirmative vote of the holders of at least 66 2/3% of the voting power of all of our then outstanding common stock;

•

provide that all vacancies, including newly created directorships, may, except as otherwise required by law or subject to the rights of holders of preferred stock as designated from time to time, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	divide our board of directors into three classes;

•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

•

provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner and also specify requirements as to the form and content of a stockholder’s notice;

•

do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose);

•

provide that special meetings of our stockholders may be called only by the chairman of the board, our Chief Executive Officer or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exists any vacancies); and

•

provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors or officers to us or our stockholders, (iii) any action asserting a claim against the us arising pursuant to any provision of the DGCL or our certificate of incorporation or bylaws, or (iv) any action asserting a claim against us governed by the internal affairs doctrine.

The amendment of any of these provisions, with the exception of the ability of our board of directors to issue shares of preferred stock and designate any rights, preferences and privileges thereto, would require the affirmative vote of the holders of at least 66 2/3% of the voting power of all of our then outstanding common stock.

NASDAQ Global Market Listing

We have applied for listing of our common stock on the NASDAQ Global Market under the symbol “LIVR.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. The transfer agent and registrar’s address is 6201 15th Avenue, Brooklyn, New York 11219.

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price for our common stock as well as our ability to raise equity capital in the future.

Based on the number of shares of common stock outstanding as of April 1, 2014, upon the closing of this offering,                      shares of common stock will be outstanding, assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of options or warrants. All of the shares sold in this offering will be freely tradable unless held by an affiliate of ours. Except as set forth below, the remaining                      shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements. In addition, any shares sold in this offering to entities affiliated with our existing stockholders and directors will be subject to lock-up agreements. These remaining shares will generally become available for sale in the public market as follows:

•	No restricted shares will be eligible for immediate sale upon the closing of this offering;

•

Up to                      restricted shares will be eligible for sale under Rule 144 or Rule 701, subject to the volume limitations, manner of sale and notice provisions described below under “Rule 144,” upon expiration of lock-up agreements at least 180 days after the date of this offering; and

•

The remainder of the restricted shares will be eligible for sale from time to time thereafter upon expiration of their respective holding periods under Rule 144, but could be sold earlier if the holders exercise any available registration rights.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, any person who is not an affiliate of ours and has held their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, provided current public information about us is available. In addition, under Rule 144, any person who is not an affiliate of ours and has held their shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available.

Beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of restricted shares within any three-month period that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock on The NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales of restricted shares under Rule 144 held by our affiliates are also subject to requirements regarding the manner of sale, notice and the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Notwithstanding the availability of Rule 144, the holders of substantially all of our restricted shares have entered into lock-up agreements as described below and their restricted shares will become eligible for sale at the expiration of the restrictions set forth in those agreements.

Rule 701

Under Rule 701, shares of our common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our stock plans may be resold by:

•

persons other than affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject only to the manner-of-sale provisions of Rule 144; and

•

our affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject to the manner-of-sale and volume limitations, current public information and filing requirements of Rule 144, in each case, without compliance with the six-month holding period requirement of Rule 144.

As of April 1, 2014, options to purchase a total of 8,017,068 shares of common stock were outstanding, of which 1,472,273 were vested. Of the total number of shares of our common stock issuable under these options, substantially all are subject to contractual lock-up agreements with us or the underwriters described below under “Underwriting” and will become eligible for sale in accordance with Rule 701 at the expiration of those agreements.

Lock-Up Agreements

We, along with our directors, executive officers and substantially all of our other stockholders, optionholders and warrantholders, have agreed with the underwriters that for a period of 180 days (the restricted period), after the date of this prospectus, subject to specified exceptions, we or they will not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock. Upon expiration of the “restricted” period, certain of our stockholders and warrantholders will have the right to require us to register their shares under the Securities Act. See “—Registration Rights” below and “Description of Capital Stock—Registration Rights.”

After this offering, certain of our employees, including our executive officers and/or directors, may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to the offering described above.

Registration Rights

Upon closing of this offering, the holders of 66,352,011 shares of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the lock-up agreements described under “—Lock-Up Agreements” above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of the registration statement of which this prospectus is a part. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock. See “Description of Capital Stock—Registration Rights.”

Equity Incentive Plans

We intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the shares of common stock reserved for issuance under the 2014 plan and the ESPP. The registration statement is expected to be filed and become effective as soon as practicable after the closing of this offering. Accordingly, shares registered under the registration statement will be available for sale in the open market following its effective date, subject to Rule 144 volume limitations and the lock-up agreements described above, if applicable.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO

NON-U.S. HOLDERS OF OUR COMMON STOCK

The following discussion describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock acquired in this offering by Non-U.S. Holders (as defined below). This discussion does not address all aspects of U.S. federal income taxes that may be relevant to Non-U.S. Holders in light of their particular circumstances, nor does it address any U.S. federal estate or gift tax, any state, local or non-U.S. tax consequences or U.S. federal tax consequences other than income taxes. Rules different from those described below may apply to certain Non-U.S. Holders that are subject to special treatment under the Code such as financial institutions, insurance companies, tax-exempt organizations, tax-qualified retirement plans, broker-dealers and traders in securities, commodities or currencies, U.S. expatriates, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, persons that hold our common stock as part of a “straddle,” “conversion transaction,” or other risk reduction strategy, holders deemed to sell our common stock under the constructive sale provisions of the Code, holders who hold or receive our common stock pursuant to the exercise of employee stock options or otherwise as compensation, holders who are subject to the alternative minimum tax or Medicare contribution tax, partnerships and other pass-through entities, and investors in such pass-through entities or entities that are treated as disregarded entities for U.S. federal income tax purposes (regardless of their places of organization or formation). Such Non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, and Treasury regulations, published administrative pronouncements, rulings and judicial decisions thereunder as of the date hereof. Such authorities may be repealed, revoked or modified, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the U.S. Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary. This discussion assumes that the Non-U.S. Holder holds our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment).

The following discussion is for general information only and is not tax advice for any Non-U.S. Holders. Persons considering the purchase of our common stock pursuant to this offering should consult their own tax advisors concerning the U.S. federal income tax consequences of acquiring, owning and disposing of our common stock in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction, including any state, local and non-U.S. tax consequences and any U.S. federal non-income tax consequences.

For the purposes of this discussion, a “Non-U.S. Holder” is, for U.S. federal income tax purposes, a beneficial owner of our common stock that is not a U.S. Holder. A “U.S. Holder” means a beneficial owner of our common stock that is for U.S. federal income tax purposes (a) an individual who is a citizen or resident of the United States, (b) a corporation or other entity treated as a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (d) a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. Also, partnerships, or other entities that are treated as partnerships for U.S. federal income tax purposes (regardless of their place of organization or formation) and entities that are treated as disregarded entities for U.S. federal income tax purposes (regardless of their place of organization or formation) are not addressed by this discussion and are, therefore, not considered to be Non-U.S. Holders for the purposes of this discussion.

Distributions on Our Common Stock

Subject to the discussion below regarding backup withholding and foreign accounts, distributions, if any, made on our common stock to a Non-U.S. Holder of our common stock generally will constitute dividends for

U.S. tax purposes to the extent made out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) and will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide the applicable withholding agent with a properly executed IRS Form W-8BEN, or other appropriate form, certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. In the case of a Non-U.S. Holder that is an entity, Treasury regulations and the relevant tax treaty provide rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends will be treated as paid to the entity or to those holding an interest in that entity. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent. The holder’s agent will then be required to provide certification to the applicable withholding agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you should consult with your own tax advisor to determine if you are able to obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

Dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that such holder maintains in the United States) are exempt from the U.S. federal withholding tax described above if a properly executed IRS Form W-8ECI, stating that the dividends are so connected, is furnished to the applicable withholding agent (or, if stock is held through a financial institution or other agent, to such agent). In general, Non-U.S. Holders will be subject to U.S. federal income tax on such effectively connected dividends, on a net income basis at the regular graduated rates, unless a specific treaty exemption applies. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments.

To the extent distributions on our common stock, if any, exceed our current and accumulated earnings and profits, they will first reduce your basis in our common stock as a non-taxable return of capital, but not below zero, and then any excess will be treated as gain and taxed in the same manner as gain realized from a sale or other taxable disposition of common stock as described in the next section.

Gain on Taxable Disposition of Our Common Stock

Subject to the discussion below regarding backup withholding and foreign accounts, a Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other taxable disposition of our common stock unless (a) the gain is effectively connected with a trade or business of such holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that such holder maintains in the United States), (b) the Non-U.S. Holder is a nonresident alien individual and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (c) we are or have been a “United States real property holding corporation,” or a USRPHC, within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or such holder’s holding period.

If you are a Non-U.S. Holder described in (a) above, you will be required to pay tax on the net gain derived from the sale or other taxable disposition at regular graduated U.S. federal income tax rates, unless a specific treaty exemption applies, and corporate Non-U.S. Holders described in (a) above may be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual Non-U.S. Holder described in (b) above, you will be required to pay a flat 30% tax on the gain derived from the sale or other taxable disposition, which gain may be offset by U.S. source capital losses (even though you are not considered a resident of the United States). With respect to (c) above, in general, we would be a USRPHC if interests in U.S. real estate constituted (by fair market value) at least half of our assets. We believe that we are not, and do not anticipate becoming a USRPHC, however, there can be no assurance that we will not become a USRPHC in the future. Even if we are treated as a USRPHC, gain realized by a Non-U.S. Holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as (1) the Non-U.S. Holder owned, directly, indirectly and constructively, no more than 5% of our common stock at all times within the shorter of (a) the five-year period preceding the disposition or (b) the holder’s holding period and (2) our common stock is regularly traded on an established securities market. There can be no assurance that our common stock will continue to qualify as regularly traded on an established securities market.

Information Reporting Requirements and Backup Withholding

Generally, we or certain financial middlemen must report information to the IRS with respect to any dividends we pay on our common stock including the amount of any such dividends, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder to whom any such dividends are paid. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Dividends paid by us (or our paying agents) to a Non-U.S. Holder may also be subject to U.S. backup withholding. U.S. backup withholding generally will not apply to a Non-U.S. Holder who provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption.

Under current U.S. federal income tax law, U.S. information reporting and backup withholding requirements generally will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of any broker, U.S. or non-U.S., unless the holder provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding requirements will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. For information reporting purposes, certain brokers with substantial U.S. ownership or operations will generally be treated in a manner similar to U.S. brokers.

If backup withholding is applied to you, you should consult with your own tax advisor to determine if you are able to obtain a tax refund or credit with respect to the amount withheld.

Foreign Accounts

A U.S. federal withholding tax of 30% may apply to dividends and the gross proceeds of a disposition of our common stock paid to a foreign financial institution (as specifically defined by applicable rules), including when the foreign financial institution holds our common stock on behalf of a Non-U.S. Holder, unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which may include certain equity holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these withholding and reporting requirements may be subject to different rules. This U.S. federal withholding tax of 30% will also apply to dividends and the gross proceeds of a disposition of our common stock paid to a non-financial foreign entity unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding direct and indirect U.S. owners of the entity. The withholding tax described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from the rules. Under certain circumstances, a Non-U.S. Holder might be eligible for refunds or credits of such taxes. Holders are encouraged to consult with their own tax advisors regarding the potential application of the withholding provisions described above on their investment in our common stock.

The withholding provisions described above will generally apply to payments of dividends made on or after July 1, 2014 and to payments of gross proceeds from a sale or other disposition of our common stock on or after January 1, 2017.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAW, AS WELL AS TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, NON-U.S. OR U.S. FEDERAL NON-INCOME TAX LAWS.

UNDERWRITING

Citigroup Global Markets Inc., Cowen and Company, LLC and Leerink Partners LLC are acting as joint book-running managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of shares of our common stock set forth opposite the underwriter’s name.

Underwriter	Number of shares
Citigroup Global Markets Inc.

Cowen and Company, LLC

Leerink Partners LLC

Total

The underwriting agreement provides that the obligations of the underwriters to purchase the shares of our common stock included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the shares of our common stock (other than those covered by the over-allotment option described below) if they purchase any of the shares.

Certain of our existing stockholders or their affiliates and entities affiliated with certain of our directors have indicated an interest in purchasing an aggregate of approximately $             million in shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, these stockholders may determine to purchase fewer shares than they indicate an interest in purchasing or not to purchase any shares in this offering. It is also possible that these stockholders could indicate an interest in purchasing more shares of our common stock. In addition, the underwriters could determine to sell fewer shares to any of these stockholders than the stockholders indicate an interest in purchasing or not to sell any shares to these stockholders.

Shares of our common stock sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover page of this prospectus. Any shares of our common stock sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $         per share. If all the shares of our common stock are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to make sales to discretionary accounts.

If the underwriters sell more shares of our common stock than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                      additional shares of our common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares of our common stock approximately proportionate to that underwriter’s initial purchase commitment. Any shares of our common stock issued or sold under the option will be issued and sold on the same terms and conditions as the other shares of our common stock that are the subject of this offering.

We, our officers and directors and certain of our other stockholders have agreed that, subject to specified limited exceptions, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. Citigroup in its sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice.

Prior to this offering, there has been no public market for our shares. Consequently, the initial public offering price for the shares of our common stock will be determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price will be our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the shares of our common stock will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares of common stock will develop and continue after this offering.

We have applied to have our shares of common stock listed on the NASDAQ Global Market under the symbol “LIVR.”

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

Paid by Lumena Pharmaceuticals, Inc.
	No exercise	Full exercise
Per share	$	$
Total	$	$

We estimate that our portion of the total expenses of this offering will be $        . We have agreed to reimburse the underwriters for certain of their expenses in an amount up to $         as set forth in the underwriting agreement.

In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the over-allotment option, and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of shares of our common stock than they are required to purchase in the offering.

•	“Covered” short sales are sales of shares of our common stock in an amount up to the number of shares of our common stock represented by the underwriters’ over-allotment option.

•	“Naked” short sales are sales of shares of our common stock in an amount in excess of the number of shares of our common stock represented by the underwriters’ over-allotment option.

•	Covering transactions involve purchases of shares of our common stock either pursuant to the underwriters’ over-allotment option or in the open market in order to cover short positions.

•

To close a naked short position, the underwriters must purchase shares of our common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

•

To close a covered short position, the underwriters must purchase shares of our common stock in the open market or must exercise the over-allotment option. In determining the source of shares of our common stock to close the covered short position, the underwriters will consider, among other things, the price of shares of our common stock available for purchase in the open market as compared to the price at which they may purchase shares of our common stock through the over-allotment option.

•	Stabilizing transactions involve bids to purchase shares of our common stock so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares. They may also cause the price of the shares of our common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the NASDAQ Global Market, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares of our common stock described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares of our common stock shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of our common stock to be offered so as to enable an investor to decide to purchase or subscribe for the shares of our common stock, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in the relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

The sellers of the shares of our common stock have not authorized and do not authorize the making of any offer of shares of our common stock through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares of our common stock as contemplated in this prospectus. Accordingly, no purchaser of the shares of our common stock, other than the underwriters, is authorized to make any further offer of the shares of our common stock on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a relevant person). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia, or Corporations Act) in relation to the common stock has been or will be lodged with the Australian Securities & Investments Commission, or ASIC. This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

•	you confirm and warrant that you are either:

•	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

•

a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

•	a person associated with the company under section 708(12) of the Corporations Act; or

•

a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

•

you warrant and agree that you will not offer any of the common stock for resale in Australia within 12 months of that common stock being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the shares of our common stock described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares of our common stock have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares of our common stock has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares of our common stock to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares of our common stock may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

The shares of our common stock may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares of our common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares of our common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The shares of our common stock offered in this prospectus have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. The shares of our common stock have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of our common stock may not be circulated or distributed, nor may the shares of our common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the shares of our common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares of our common stock and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of our common stock pursuant to an offer made under Section 275 of the SFA except:

•

to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares of our common stock and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

LEGAL MATTERS

The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Cooley LLP, San Diego, California. As of the date of this prospectus, an investment fund associated with Cooley LLP beneficially owned less than 1% of the outstanding shares of our common stock. The underwriters are being represented by Latham & Watkins LLP, San Diego, California.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2012 and 2013 and for the years then ended and for the period from January 24, 2011 (inception) to December 31, 2013, as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about our ability to continue as a going concern as described in Note 1 to the consolidated financial statements). We have included our consolidated financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act, with respect to the shares of common stock being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, NE, Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. You may also request a copy of these filings, at no cost, by writing us at 12531 High Bluff Drive, Suite 110, San Diego, California or telephoning us at (858) 461-0694.

Upon the closing of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and web site of the SEC referred to above. We also maintain a website at www.lumenapharma.com, at which, following the closing of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

LUMENA PHARMACEUTICALS, INC.

(A Development Stage Company)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of

Lumena Pharmaceuticals, Inc.

We have audited the accompanying consolidated balance sheets of Lumena Pharmaceuticals, Inc. (a development stage company), as of December 31, 2012 and 2013 and the related consolidated statements of operations, convertible preferred stock and stockholders’ deficit, and cash flows for the years ended December 31, 2012 and 2013 and the period from January 24, 2011 (inception) to December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lumena Pharmaceuticals, Inc. at December 31, 2012 and 2013, and the consolidated results of its operations and its cash flows for the years ended December 31, 2012 and 2013 and the period from January 24, 2011 (inception) to December 31, 2013, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred losses since inception resulting in an accumulated deficit of $24.6 million at December 31, 2013 and has negative cash flows from operating activities. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans as to these matters are also described in Note 1. The 2013 consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

/s/ Ernst & Young LLP

San Diego, California

February 26, 2014

LUMENA PHARMACEUTICALS, INC.

(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	December 31,		Pro Forma Stockholders’ Equity at December 31, 2013

	2012	2013
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$12,097	$13,884
Prepaid and other current assets	60	247

Total current assets	12,157	14,131
Property and equipment, net	23	25
Other long-term assets	30	107

Total assets	$12,210	$14,263

Liabilities, convertible preferred stock and stockholders’ equity (deficit)
Current liabilities:
Accounts payable	$600	$748
Accrued expenses	139	1,888
Accrued compensation	148	509

Total current liabilities	887	3,145
Deferred rent	16	27

Total liabilities	903	3,172

Convertible preferred stock:
Series A convertible preferred stock, $0.001 par value; 24,000,000 and 38,991,196 shares authorized at December 31, 2012 and 2013, respectively; 18,341,206 and 32,991,201 shares issued and outstanding at December 31, 2012 and 2013, respectively; liquidation preference of $32,991 at December 31, 2013; no shares issued and outstanding, pro forma (unaudited)	18,178	32,806	—
Series A-1 convertible preferred stock, $0.001 par value; 3,000,000 shares authorized at December 31, 2012 and 2013; 2,643,747 shares issued and outstanding at December 31, 2012 and 2013; liquidation preference of $2,644 at December 31, 2013; no shares issued and outstanding, pro forma (unaudited)	2,644	2,644	—
Stockholders’ equity (deficit):
Common stock, $0.001 par value; 31,500,000 and 48,750,000 shares authorized at December 31, 2012 and 2013, respectively; 507,000 and 1,201,166 shares issued and outstanding at December 31, 2012 and 2013, respectively; 36,836,114 shares issued and outstanding, pro forma (unaudited)	—	1	37
Additional paid-in capital	32	238	35,652
Deficit accumulated during the development stage	(9,547)	(24,598)	(24,598)

Total stockholders’ equity (deficit)	(9,515)	(24,359)	$11,091

Total liabilities, convertible preferred stock and stockholders’ equity (deficit)	$12,210	$14,263

See accompanying notes.

LUMENA PHARMACEUTICALS, INC.

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

	Year Ended December 31,		Period From January 24, 2011 (Inception) to December 31, 2013

	2012	2013
Operating expenses:
Research and development	$6,684	$13,083	$20,094
General and administrative	1,228	1,968	3,710

Total operating expenses	7,912	15,051	23,804

Loss from operations	(7,912)	(15,051)	(23,804)
Other income (expense):
Interest income	3	—	3
Interest expense	(642)	—	(797)

Net loss	$(8,551)	$(15,051)	$(24,598)

Net loss per share, basic and diluted	$(17.01)	$(14.23)

Weighted average shares outstanding, basic and diluted	502,765	1,057,429

Pro forma net loss per share, basic and diluted (unaudited)		$(0.59)

Shares used to compute pro forma net loss per share, basic and diluted (unaudited)		25,517,313

See accompanying notes.

LUMENA PHARMACEUTICALS, INC.

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(in thousands, except share and per share data)

	Series A Convertible Preferred Stock		Series A-1 Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Deficit Accumulated During the Development Stage	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at January 24, 2011 (inception)	—	$—	—	$—	—	$—	$—	$—	$—
Issuance of common stock to founders at $0.001 per share for cash	—	—	—	—	457,000	—	—	—	—
Net loss	—	—	—	—	—	—	—	(996)	(996)

Balance at December 31, 2011	—	—	—	—	457,000	—	—	(996)	(996)
Issuance of common stock to founders at $0.001 per share for cash	—	—	—	—	50,000	—	—	—	—
Issuance of Series A convertible preferred stock at $1.00 per share for cash and conversion of convertible notes payable and related interest of $3,341 net of issuance costs of $164	18,341,206	18,178	—	—	—	—	—	—	—
Issuance of Series A-1 convertible preferred stock at $1.00 per share for license fees	—	—	1,263,747	1,264	—	—	—	—	—
Issuance of Series A-1 convertible preferred stock to related party at $1.00 per share for license fees			1,380,000	1,380
Share-based compensation	—	—	—	—	—	—	31	—	31
Issuance of warrants	—	—	—	—	—	—	1	—	1
Net loss	—	—	—	—	—	—	—	(8,551)	(8,551)

Balance at December 31, 2012	18,341,206	18,178	2,643,747	2,644	507,000	—	32	(9,547)	(9,515)
Issuance of common stock to related party at $0.11 per share for license fees	—	—	—	—	690,000	1	75		76
Issuance of Series A convertible preferred stock at $1.00 per share, net of issuance costs of $22	14,649,995	14,628	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—	130	—	130
Exercises of options	—	—	—	—	4,166	—	1	—	1
Net loss	—	—	—	—	—	—	—	(15,051)	(15,051)

Balance at December 31, 2013	32,991,201	$32,806	2,643,747	$2,644	1,201,166	$1	$238	$(24,598)	$(24,359)

See accompanying notes.

LUMENA PHARMACEUTICALS, INC.

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,		Period From January 24, 2011 (Inception) to December 31, 2013
	2012	2013
Operating activities
Net loss	$(8,551)	$(15,051)	$(24,598)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	3	8	10
Share-based compensation	32	130	162
Noncash license expense	2,644	76	2,720
Deferred rent	16	11	27
Noncash financing expense	639	—	794
Changes in operating assets and liabilities:
Prepaid and other current assets	(56)	(187)	(247)
Other assets	(30)	(77)	(107)
Accounts payable	559	148	748
Accrued expenses	139	1,749	1,888
Accrued compensation	65	361	509

Net cash used in operating activities	(4,540)	(12,832)	(18,094)

Investing activities
Purchase of equipment	(25)	(10)	(35)

Net cash used in investing activities	(25)	(10)	(35)

Financing activities
Proceeds from issuance of convertible notes payable	1,525	—	2,547
Issuance of preferred stock, net of offering costs	14,836	14,628	29,464
Issuance of common stock	—	1	2

Net cash provided by financing activities	16,361	14,629	32,013

Net increase in cash and cash equivalents	11,796	1,787	13,884
Cash and cash equivalents at beginning of the period	301	12,097	—

Cash and cash equivalents at end of the period	$12,097	$13,884	$13,884

Supplemental disclosures—noncash activities
Conversion of notes and accrued interest for preferred stock	$3,341	$—	$3,341

See accompanying notes.

LUMENA PHARMACEUTICALS, INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. The Business and Summary of Significant Accounting Policies

Description of Business

Lumena Pharmaceuticals, Inc. (“Lumena” or the “Company”) was incorporated in the state of Delaware on January 24, 2011. Lumena is a biopharmaceutical company focused on the development and commercialization of novel products for rare cholestatic liver diseases and serious metabolic disorders, such as nonalcoholic steatohepatitis, or NASH, where there is a high unmet medical need. The Company’s product candidates have the potential to treat orphan and more prevalent liver diseases for which there currently are limited therapeutic options. The Company commenced significant operations in June 2012.

The Company has devoted substantially all of its efforts to product development, raising capital and building operations and has not generated revenues from its planned principal operations. Accordingly, the Company is considered to be in the development stage.

Liquidity

The Company has a limited operating history and the revenue and income potential of the Company’s business and market are unproven. The Company has experienced net losses and negative cash flows from operating activities since its inception, and as of December 31, 2013 had a deficit accumulated during the development stage of $24.6 million. Due to the Company’s continuing research and development activities, the Company expects to continue to incur net losses into the foreseeable future. Successful transition to attaining profitable operations is dependent upon achieving a level of revenues adequate to support the Company’s cost structure.

The Company plans to continue to fund its losses from operations and capital funding needs through public or private equity or debt financings, government or other third-party funding, collaborations, strategic alliances and licensing arrangements or a combination of these. If the Company is not able to secure adequate additional funding, the Company may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, and/or suspend or curtail planned programs. Any of these actions could materially harm the Company’s business, results of operations, and future prospects.

The Company’s recurring losses from operations and negative cash flows from operations raise substantial doubt about its ability to continue as a going concern. The 2013 consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Use of Estimates

The Company’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The preparation of the Company’s consolidated financial statements requires it to make estimates and assumptions that impact the reported amounts of assets, liabilities and expenses and the disclosure of contingent assets and liabilities in the Company’s consolidated financial statements and accompanying notes. The most significant estimates in the Company’s consolidated financial statements relate to expense accruals for clinical trials and other contract services, and the fair value of equity awards. Although these estimates are based on the Company’s knowledge of current events and actions it may undertake in the future, actual results may ultimately materially differ from these estimates and assumptions.

LUMENA PHARMACEUTICALS, INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Principles of Consolidation

On March 21, 2013, the Company formed a wholly owned subsidiary, Lumena Pharma UK Limited (“Lumena UK”), a United Kingdom Private Limited Company. There are currently no operating activities at Lumena UK. All intercompany transactions and balances are eliminated in consolidation.

Unaudited Pro Forma Stockholders’ Equity

The unaudited pro forma stockholders’ equity information as of December 31, 2013 assumes the conversion of all outstanding shares of convertible preferred stock into 35,634,948 shares of the Company’s common stock, resulting in the reclassification of the carrying value of the preferred stock to stockholders’ equity upon the completion of the initial public offering (“IPO”). Shares of common stock issued in such IPO and any related net proceeds are excluded from the pro forma information.

Segment Reporting

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker in making decisions regarding resource allocation and assessing performance. The Company views its operations and manages its business in one operating segment.

Cash and Cash Equivalents

Cash and cash equivalents include cash primarily of readily available checking and money market funds. The Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents.

Fair Value of Financial Instruments

The carrying amounts of all cash equivalents, accounts payable and accrued liabilities are reasonable estimates of their fair value because of the short nature of these items.

The valuation of assets and liabilities are subject to fair value measurements using a three tiered approach and fair value measurement is classified and disclosed by the Company in one of the following three categories:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2: Quoted prices for similar assets and liabilities in active markets, quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e. supported by little or no market activity).

Cash equivalents measured at fair value as of December 31, 2012 and 2013, are all classified within Level 1.

LUMENA PHARMACEUTICALS, INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to significant concentration of credit risk, consist primarily of cash and cash equivalents. The Company maintains deposits in federally insured financial institutions in excess of federally insured limits. The Company has not experienced any losses in such accounts and management believes that the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held.

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets (generally three to five years) and generally consist of furniture and fixtures, computers, and office equipment. Repairs and maintenance costs are charged to expense as incurred.

Impairment of Long-Lived Assets

Long-lived assets consist primarily of property and equipment. An impairment loss is recorded if and when events and circumstances indicate that assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. While the Company’s current and historical operating losses and negative cash flows are indicators of impairment, management believes that future cash flows to be received support the carrying value of its long-lived assets and, accordingly, has not recognized any impairment losses since inception.

Deferred Rent

Deferred rent consists of the difference between cash payments and the recognition of rent expense on a straight-line basis for the facility the Company occupies. The Company’s lease for its facility provides for fixed increases in minimum annual rental payments. The total amount of rental payments due over the lease term is being charged to rent expense ratably over the life of the lease.

Research and Development Expenses

Research and development expenses consist primarily of fees paid to contract research organizations and other vendors for clinical, non-clinical and manufacturing services, salaries and related overhead expenses, consultant expenses, costs related to acquiring manufacturing materials, costs related to compliance with regulatory requirements, and license payments related to acquiring intellectual property rights for the Company’s product candidates. All research and development costs are expensed as incurred.

Clinical Trial Accruals

The Company is required to estimate its expenses resulting from its obligations under contracts with clinical research organizations, other vendors, consultants and clinical site agreements in connection with conducting clinical trials, including contract manufacturing. The financial terms of these contracts are subject to negotiations which vary from contract to contract and may result in payment flows that do not match the periods over which materials or services are provided under such contracts. The Company reflects trial expenses in its financial statements by matching those expenses with the period in which services and efforts are expended. The Company accounts for these expenses according to the progress of the trial as measured by patient progression and the

LUMENA PHARMACEUTICALS, INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

timing of various aspects of the trial. The Company determines accrual estimates through financial models taking into account discussion with clinical personnel and outside service providers as to the progress of trials or the services completed. During the course of a clinical trial, the Company adjusts its rate of clinical expense recognition if actual results differ from its estimates.

Patent Costs

Costs related to filing and pursuing patent applications are recorded as general and administrative expense and expensed as incurred since recoverability of such expenditures is uncertain.

Stock-Based Compensation

Stock-based compensation expense represents the cost of the grant date fair value of employee stock option grants recognized over the requisite service period of the awards (usually the vesting period) on a straight-line basis, net of estimated forfeitures. The Company estimates the fair value of stock option grants using the Black-Scholes option pricing model.

The Company accounts for stock options granted to non-employees using the fair value approach. These option grants are subject to periodic revaluation over their vesting terms.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that the Company believes these assets are more likely than not to be realized. In making such a determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If management determines that the Company would be able to realize its deferred tax assets in the future in excess of their recorded amount, management would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions on the basis of a two-step process whereby (1) management determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, management recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company recognizes interest and penalties related to unrecognized tax benefits within income tax expense. Any accrued interest and penalties are included within the related tax liability.

Net Loss Per Share

Basic net loss per share is calculated by dividing the net loss by the weighted-average number of common shares outstanding for the period, without consideration for common stock equivalents. Diluted net loss per share

LUMENA PHARMACEUTICALS, INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

is computed by dividing the net loss by the weighted-average number of common share equivalents outstanding for the period determined using the treasury-stock method. Dilutive common stock equivalents are comprised of convertible preferred stock, warrants for the purchase of common stock and options outstanding under the Company’s stock option plan. For all periods presented, there is no difference in the number of shares used to calculate basic and diluted shares outstanding due to the Company’s net loss position.

Potentially dilutive securities not included in the calculation of diluted net loss per share because to do so would be anti-dilutive are as follows (in common stock equivalent shares):

	Years Ended December 31,
	2012	2013
Series A convertible preferred stock	18,341,206	32,991,201
Series A-1 convertible preferred stock	2,643,747	2,643,747
Warrants to purchase common stock	10,000	10,000
Common stock options	1,413,000	5,112,334

	22,407,953	40,757,282

Unaudited Pro Forma Net Loss Per Share

The following table summarizes the unaudited pro forma net loss per share (in thousands, except share and per share data):

Year Ended December 31, 2013
Numerator
Net loss and pro forma net loss	$(15,051)

Denominator
Weighted-average common shares outstanding, basic and diluted	1,057,429
Pro forma adjustments to reflect assumed weighted-average effect of conversion of convertible preferred stock	24,459,884

Pro forma weighted-average shares outstanding, basic and diluted	25,517,313

Pro forma net loss per share, basic and diluted	$(0.59)

2. Balance Sheet Details

Accrued expenses consist of the following (in thousands):

	As of December 31,
	2012	2013
Clinical and regulatory	$—	$1,682
Contract manufacturing expenses	104	40
Accrued other	35	166

	$139	$1,888

LUMENA PHARMACEUTICALS, INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3. In-License Agreements

Satiogen License—Related Party

In February 2011, the Company entered into a license agreement with Satiogen Pharmaceuticals, Inc., (“Satiogen”). One of the Company’s members of the board of directors serves on the board of directors of Satiogen and owns greater than five percent of its capital stock. Under the terms of the license agreement, the Company obtained an exclusive, worldwide license to certain patents and know-how controlled by Satiogen related to ASBT inhibitors (the “ASBTi Technology”) and TGR5 agonists (the “TGR5 Technology”).

In consideration for the rights granted to the Company under the agreement, the Company issued to Satiogen 1,380,000 shares of its Series A-1 Preferred Stock, which were valued at $1.00 per share based on a recent financing. Accordingly, the Company recorded license expense of $1.4 million in August 2012. In addition, in 2013, the Company issued to Satiogen 690,000 shares of its Common Stock which was recorded as license expense of $0.1 million based on the then fair value of the Company’s Common Stock. The Company is also required to pay to Satiogen up to an aggregate of $10.5 million upon the achievement of certain milestones, of which $500,000 relates to the initiation of certain development activities, $5.0 million relates to the completion of regulatory approvals and $5.0 million relates to commercialization activities. The Company will be required to pay to Satiogen a low single-digit royalty on net sales of products utilizing the ASBTi Technology or TGR5 Technology sold by the Company and its affiliates. The Company’s royalty obligations continue on a licensed product-by- licensed product and country-by-country basis until the expiration of the last valid claim in a licensed patent covering the applicable licensed product in such country.

In the event the Company sublicenses any of its rights under the ASBTi Technology or TGR5 Technology to a third party, the Company is obligated under the agreement to pay to Satiogen a fee based on a percentage of sublicense revenue received by the Company, which percentage ranges from the mid-teens to mid-twenties, depending on whether the right granted is in connection with the ASBTi Technology or TGR5 Technology, and the stage of development of such sublicensed technology. In addition, the Company is obligated under the agreement to pay to Satiogen a percentage of royalties it receives in consideration for the grant of such sublicense based on a percentage of revenue generated by such sublicensee for sales of products utilizing the ASBTi Technology or TGR5 Technology, which percentage is in the low-fifties and is subject to adjustment in certain circumstances. This payment will not exceed an amount that is one-half of the Company’s low single-digit royalty obligation to Satiogen.

The Company may unilaterally terminate the agreement for any reason or no reason upon 90 days’ written notice to Satiogen. If the Company ceases all research, development and commercialization efforts with respect to all licensed products related to the ASBTi Technology or the TGR5 Technology for over one year, or the Company determines to cease all such efforts, Satiogen may elect to terminate the agreement with respect to the license under the ASBTi Technology or the TGR5 Technology, respectively. Either party may terminate the agreement for the other party’s material breach of the agreement which remains uncured after 90 days of receiving written notice of such breach. Absent early termination, the agreement will automatically terminate upon the expiration of the Company’s royalty obligations.

Pfizer

In June 2012, the Company entered into a license agreement with Pfizer Inc. (“Pfizer”) pursuant to which the Company obtained an exclusive, worldwide license to Pfizer’s know-how related to LUM001 (formerly SD-5613) (the “Pfizer Know-How”).

LUMENA PHARMACEUTICALS, INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In consideration for the rights granted to the Company under the agreement, the Company made an upfront payment to Pfizer of $350,000 and issued to Pfizer 763,747 shares of its Series A-1 Preferred Stock, which were valued at $1.00 per share based on a recent financing. Accordingly, the Company recorded license expense totaling $1.1 million in June 2012. As additional consideration, upon commercialization of any product utilizing the Pfizer Know-How, the Company will be required to pay to Pfizer a low single-digit royalty on net sales of such products sold by the Company, its affiliates or sublicensees. The Company’s royalty obligations continue on a licensed product-by-licensed product basis until the eighth anniversary of the first commercial sale of such licensed product anywhere in the world.

The Company may unilaterally terminate the agreement for any reason or no reason upon 90 days’ written notice to Pfizer. Either party may terminate the agreement in the event of the other party’s insolvency or for the other party’s material breach of the agreement which remains uncured after 60 days of receiving written notice of such breach, or 30 days in the case of a payment breach. Absent early termination, the agreement will automatically expire on a country-by-country basis upon the expiration of the Company’s royalty payment obligations.

Sanofi-Aventis

In September 2012, the Company entered into a license agreement with Sanofi-Aventis Deutschland GmbH (“Sanofi”) under which the Company obtained an exclusive, worldwide license to certain patents and know-how controlled by Sanofi related to LUM002 (formerly SAR-548304) (the “Sanofi Technology”).

In consideration for the rights granted to the Company under the agreement, the Company made an upfront payment to Sanofi of $500,000 in cash and issued to Sanofi 500,000 shares of the Company’s Series A-1 Preferred Stock, which were valued at $1.00 per share based on a recent financing. Accordingly, the Company recorded license expense totaling $1.0 million in June 2012. Sanofi has a one-time option during the term of the agreement to require the Company to repurchase all of the Company’s capital stock then held by Sanofi for $1.00 in total consideration. The Company is also required to pay to Sanofi up to an aggregate of $36.0 million upon the achievement of certain regulatory, commercialization and product sales milestones. Upon commercialization of any product utilizing the Sanofi Technology, the Company will be required to pay to Sanofi tiered royalties in the mid to high single-digit range based upon net sales of licensed products sold by the Company and the Company’s affiliates and sublicensees in a calendar year, subject to adjustments in certain circumstances. The Company’s royalty obligations continue on a licensed product-by-licensed product and country-by-country basis until the later to occur of the expiration of the last valid claim in a licensed patent covering the applicable licensed product in such country and ten years after the first commercial sale of a licensed product following regulatory approval in such country. In the event the Company sublicenses the Company’s right to commercialize a product utilizing the Sanofi Technology, the Company is obligated to pay to Sanofi a fee based on a percentage of sublicense fees received by the Company, which percentage ranges from the mid-teens to low-thirties, depending on the stage of development of such licensed product, and is subject to adjustment in certain circumstances.

The Company may unilaterally terminate the agreement for any reason or no reason upon 60 days’ written notice to Sanofi after the second anniversary of the agreement. The Company may also terminate the agreement on a country-by-country or licensed product-by-licensed product basis upon written notice to Sanofi (1) if the Company reasonably determines that the Company is precluded from proceeding with the first Phase 2B clinical

LUMENA PHARMACEUTICALS, INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

trial for a product utilizing the Sanofi Technology in certain major markets due to certain safety failures or (2) after using diligent efforts, the Company reasonably determines that the Company is precluded from proceeding with a Phase 3 clinical trial for a product utilizing the Sanofi Technology in certain major markets due to certain safety or efficacy failures. Either party may terminate the agreement in the event of the other party’s insolvency or for the other party’s material breach of the agreement which remains uncured after 90 days of receiving written notice of such breach, or ten business days in the case of a payment breach. Absent early termination, the agreement will remain in effect on a country-by-country and licensed product-by-licensed product basis until the expiration of the Company’s royalty payment obligations for such licensed product in such country.

4. Commitments and Contingencies

Leases

The Company maintains an office facility in San Diego, California under a non-cancelable operating lease with a term through 2016. Rent expense was $0.1 million, $0.1 million, and $0.2 million for the years ended December 31, 2012 and 2013, and the period from January 24, 2011 (inception) to December 31, 2013, respectively.

The future minimum annual rental commitments under the lease obligations are as follows (in thousands):

Lease Obligations
Year ending December 31:
2014	$113
2015	116
2016	10

Total	$239

5. Convertible Promissory Notes

Throughout 2011 and 2012, the Company received $2.6 million in proceeds from the issuance of convertible promissory notes to certain of its investors (the “Notes”). The Notes accrued interest at 8% per annum and, upon a qualified financing, automatically converted at a 20% discount to the purchase price into shares of the Company’s preferred stock. As the Notes were to convert to preferred stock at a 20% discount in a qualified financing, the Company recorded a debt discount of $0.7 million upon the issuance of the Notes. The debt discount was amortized to interest expense over the anticipated term of the Notes using the effective-interest method, with the remaining unamortized debt discount expensed upon the conversion of the Notes to 3,341,205 shares of Series A convertible preferred stock in June 2012. Interest expense, including the amortization of the debt discount related to the Notes, totaled $0.6 million and $0.8 million for the year ended December 31, 2012 and for the period from January 24, 2011 (inception) to December 31, 2012, respectively.

LUMENA PHARMACEUTICALS, INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. Convertible Preferred Stock and Stockholders’ Equity

Preferred Stock

The authorized, issued and outstanding shares of convertible preferred stock by series are as follows (in thousands, except share amounts):

As of December 31, 2013	Shares Authorized	Shares Outstanding	Liquidation Preference
Convertible preferred stock:
Series A	38,991,196	32,991,201	$32,991
Series A-1	3,000,000	2,643,747	2,644

Total	41,991,196	35,634,948	$35,635

The Company’s convertible preferred stock has been classified as temporary equity in the accompanying consolidated balance sheets instead of in stockholders’ deficit in accordance with authoritative guidance for the classification and measurement of potentially redeemable securities. Upon certain change in control events that are outside of the Company’s control, including liquidation, sale or transfer of control of the Company, holders of the convertible preferred stock can cause its redemption.

Description of Securities

Dividends

The holders of the Series A Preferred Stock are entitled to non-cumulative dividends at an annual rate of 8.0% of the original issue price when and if declared by the board of directors. Dividends are payable in preference and in priority to any dividends on the Series A-1 Preferred Stock or common stock. As of December 31, 2013, the board of directors of the Company has not declared any dividends.

The holders of the Series A-1 Preferred Stock do not have specified dividend rights.

Liquidation Preferences

The holders of the Series A Preferred Stock and Series A-1 Preferred Stock are entitled to liquidation preferences of $1.00 per share plus declared and unpaid dividends, if any. Liquidation payments to the holders of the Series A Preferred Stock are in priority and in preference to any payments to holders of the Series A-1 Preferred Stock which are in preference to any payments to the holders of common stock.

Conversion

The shares of the Series A Preferred Stock and Series A-1 Preferred Stock are convertible into an equal number of shares of common stock, at the option of the holder, subject to certain anti-dilution adjustments. Each share of Series A Preferred Stock and Series A-1 Preferred Stock will be automatically converted into common stock immediately upon (i) the closing of a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of common stock for the account of the Company in which the valuation of the Company immediately prior to such firmly underwritten public offering is at least $200,000,000, the gross cash proceeds to the Company (before

LUMENA PHARMACEUTICALS, INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

underwriting discounts, commissions and fees) are at least $30,000,000 and the Company’s shares have been listed for trading on the New York Stock Exchange, NASDAQ Global Select Market or NASDAQ Global Market or (ii) the affirmative vote of more than 66  2/3% of the holders of the then-outstanding Series A Preferred Stock.

Voting

The holders of the Series A Preferred Stock are entitled to one vote for each share of common stock into which such shares of Series A Preferred Stock could then be converted; and with respect to such vote, such holders shall have full voting rights and powers equal to the voting rights and powers of the holders of the common stock of each share of preferred stock is entitled to one vote for each share of common stock into which it would convert. The shares of Series A-1 Preferred Stock have no voting rights.

Redemption Requirements

The Series A Preferred Stock and the Series A-1 Preferred Stock is not redeemable. The shares of preferred stock issued to Pfizer and Sanofi, however, each contain unique redemption rights specific to each stockholder. The 763,747 shares of Series A-1 Preferred Stock issued to Pfizer are subject to a redemption provision for $1.00 per share in three annual installments on or after the seventh anniversary of the license agreement with Pfizer. The 500,000 shares of Series A-1 Preferred Stock issued to Sanofi are subject to a redemption provision for $1.00 of total consideration upon the exercise of a one-time right to obligate the Company to purchase all of the preferred stock or common stock held by Sanofi at any time during the term of the Company’s license agreement with Sanofi.

Convertible Preferred Stock and Related Transactions

Beginning in January 2011 through January 2012 the Company issued $2.6 million in secured convertible promissory notes to its Series A convertible preferred stockholders. The notes accrued interest at 8% annually. In June 2012, the Company closed its Series A convertible preferred stock financing. The financing included the conversion of the outstanding convertible notes and accrued interest totaling $2.7 million to 3,341,205 shares of Series A convertible preferred stock.

In June 2012, the Company issued 8,341,206 shares of Series A Preferred Stock under the initial close of its Series A Preferred Stock purchase agreement at a price of $1.00 per share for net proceeds of $5.0 million in cash and the conversion of the 2011 and 2012 Notes as discussed above.

In August 2012, the Company closed on its second round of its Series A Preferred Stock financing issuing 10,000,000 shares of Series A Preferred Stock at $1.00 per share for $10.0 million in gross proceeds. Also in August and September 2012, the Company issued 763,747, 500,000 and 1,380,000 shares of Series A-1 convertible preferred stock to Pfizer, Sanofi and Satiogen, respectively, as consideration for license rights (Note 3).

In June 2013, the Company closed on its final round of its Series A Preferred Stock financing issuing 5,650,000 shares of Series A Preferred Stock at $1.00 per share for $5.7 million in gross proceeds.

In July 2013, the Company entered into an amendment to its Series A Preferred Stock Agreement whereby the Company agreed to sell an additional 14,999,990 shares of Series A convertible preferred stock in two closes. In December 2013, the Company closed on the first tranche issuing 8,999,995 shares of Series A convertible preferred stock at $1.00 per share.

LUMENA PHARMACEUTICALS, INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Common Warrants

In November 2012, the Company issued warrants in exchange for services to purchase 10,000 shares of common stock at $0.11 per share which will expire in November 2017. These warrants were outstanding at December 31, 2012 and 2013.

Stock Options

In June 2012, the Company adopted the 2012 Equity Incentive Plan (the “Plan”). The Plan provides for the grant of up to 5,842,000 incentive stock options, non-statutory stock options, stock appreciation rights, and stock bonuses to directors, employees and consultants of the Company. Options granted under the Plans generally expire no more than ten years from the date of grant and generally vest and become exercisable over a period not to exceed four years, as determined by the board of directors. Recipients of stock options are eligible to purchase shares of the Company’s common stock at an exercise price equal to no less than the estimated fair market value of such stock on the date of grant.

A summary of the Company’s stock option activity under the Plan is as follows:

	Shares	Weighted- Average Exercise Price
Outstanding at December 31, 2011	—	$—
Granted	1,413,000	0.11

Outstanding at December 31, 2012	1,413,000	0.11
Granted	3,916,000	0.13
Exercised	(4,166)	0.16
Forfeited	(212,500)	0.11

Outstanding at December 31, 2013	5,112,334	0.13

Information about the Company’s outstanding stock options is as follows (in thousands, except share and per share data):

	Number of Shares	Weighted- Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
December 31, 2012:
Options outstanding	1,413,000	$0.11	9.84	$—
Options exercisable	343,833	$0.11	9.71	$—

December 31, 2013:
Options outstanding	5,112,334	$0.13	9.31	$—
Options exercisable	1,092,638	$0.11	8.98	$—

The weighted-average grant date fair value of employee option grants during the years ended December 31, 2012 and 2013 was $0.09 per share and $0.09 per share, respectively. During the year ended December 31, 2013, the Company received $667 for options exercised and the intrinsic value of those options was zero.

LUMENA PHARMACEUTICALS, INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock-Based Compensation Expense

The weighted-average assumptions used in the Black-Scholes option pricing model to determine the fair value of the employee stock option grants were as follows:

	Years Ended December 31,
	2012	2013
Risk-free interest rate	0.95%	1.32%
Expected volatility	80.5%	79.6%
Expected term (in years)	6.08	5.95
Expected dividend yield	0.0%	0.0%

The weighted-average assumptions used in the Black-Scholes option pricing model to determine the fair value of the non-employee stock option grants were as follows:

	Years Ended December 31,
	2012	2013
Risk-free interest rate	1.78%	3.02%
Expected volatility	76.6%	75.6%
Expected term (in years)	9.84	9.77
Expected dividend yield	0.0%	0.0%

Risk-free interest rate.    The Company bases the risk-free interest rate assumption on observed interest rates appropriate for the expected term of the stock option grants.

Expected volatility.    The expected volatility assumption is based on volatilities of a peer group of similar companies whose share prices are publicly available. The peer group was developed based on companies in the biotechnology industry.

Expected term.    The expected term represents the period of time that options are expected to be outstanding. Because the Company does not have historical exercise behavior, it determines the expected life assumption using the simplified method, which is an average of the contractual term of the option and its vesting period.

Expected dividend yield.    The Company bases the expected dividend yield assumption on the fact that it has never paid cash dividends and has no present intention to pay cash dividends.

Forfeitures.    The Company reduces stock-based compensation expense for estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

During the years ended December 31, 2012 and 2013 the Company recorded stock based compensation expense of $0.03 million and $0.1 million, respectively. As of December 31, 2013, the unrecognized compensation cost related to outstanding employee options was $0.3 million and is expected to be recognized as expense over approximately 2.93 years. Unrecognized compensation cost related to outstanding non-employee options was $0.1 million as of December 31, 2013 and is expected to be recognized as expense over approximately 2.26 years.

LUMENA PHARMACEUTICALS, INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Common Stock Reserved for Future Issuance

Common stock reserved for future issuance is as follows:

Year ended December 31, 2013
Granted and outstanding under the 2012 Plan	5,112,334
Available for grant under the 2012 Plan	725,500
Warrants issued and outstanding	10,000
Convertible preferred stock	35,634,948

41,482,782

7. Employee Benefits

The Company has a defined contribution 401(k) plan for all employees. Employees are eligible to participate in the plan beginning on the first day of the month following date of hire. Under the terms of the plan, employees may make voluntary contributions as a percent of compensation. During the years ended December 31, 2012 and 2013, the Company made no matching contributions.

8. Income Taxes

The Company does not have any income tax expense (benefit) attributable to continuing operations for the years ended December 31, 2012 and 2013 respectively.

The following is a reconciliation between income taxes computed at the federal statutory rate and the actual provision for income taxes (in thousands):

	Year Ended December 31,
	2012	2013
Income tax benefit at federal statutory tax rate	$(2,907)	$(5,117)
State income taxes, net of federal benefits	(457)	(863)
Permanent items	224	35
Research and development tax credits	(38)	(299)
Section 382 net operating loss and research and development credit carryover reduction	836	51
Valuation allowance	2,342	6,193

Provision for income taxes	$—	$—

LUMENA PHARMACEUTICALS, INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Significant components of the Company’s deferred tax assets are summarized as follows (in thousands):

	Year Ended December 31,
	2012	2013
Deferred tax assets:
Net operating loss carryforwards	$926	$6,787
Research & development credits	15	269
Compensation	66	218
Intangibles	1,395	1,328
Other, net	22	14

Deferred tax assets	2,424	8,616
Valuation allowance	(2,424)	(8,616)

Net deferred tax assets	$—	$—

Management assesses all available evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. The Company has experienced net losses since inception, and the revenue and income potential of the Company’s business and market are unproven. Due to the Company’s continuing research and development activities, the Company expects to continue to incur net losses into the foreseeable future. As such, the Company cannot conclude that it is more likely than not that its deferred tax assets will be realized. A valuation allowance of $2.4 million and $8.6 million at December 31, 2012 and 2013, respectively, has been established to offset the deferred tax assets, as realization of such assets is uncertain.

At December 31, 2013, the Company had federal and California net operating loss (“NOL”) carryforwards of approximately $17.1 million and $16.9 million, respectively, which may be available to offset future taxable income. The federal and California NOL carryforwards begin to expire in 2031, unless previously utilized. At December 31, 2013, the Company had federal and California research and development (“R&D”) credit carryforwards of approximately $0.4 million and $0.2 million, respectively. The federal R&D tax credit carryforwards will begin to expire in 2031 unless previously utilized. The California R&D credit carryforwards will carry forward indefinitely.

Utilization of the NOL and R&D credit carryforwards may be subject to a substantial annual limitation due to ownership change limitations that may have occurred or that could occur in the future, as required by Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), as well as similar state and foreign provisions. These ownership changes may limit the amount of NOL and R&D credit carryforwards that can be utilized annually to offset future taxable income and tax, respectively. In general, an “ownership change” as defined by Section 382 of the Code results from a transaction or series of transactions over a three-year period resulting in an ownership change of more than 50 percentage points of the outstanding stock of a company by certain stockholders. Since the Company’s formation, the Company has raised capital through the issuance of capital stock on several occasions, which on its own or combined with the purchasing stockholders’ subsequent disposition of those shares has resulted in such an ownership change, or could result in an ownership change in the future.

The Company completed a study to assess whether an ownership has occurred since the Company’s formation through December 31, 2013. Based on this study, the Company has determined that several ownership changes have occurred. The Company has reduced its deferred tax assets related to NOL and R&D tax credit

LUMENA PHARMACEUTICALS, INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

carryovers that are anticipated to expire unused as a result of ownership changes. These tax attributes have been excluded from deferred tax assets with a corresponding reduction of the valuation allowance with no net effect on income tax expense or the effective tax rate. Future ownership changes may further limit the Company’s ability to utilize its remaining tax attributes.

The Company recognizes a tax benefit from an uncertain tax position when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more likely than not recognition at the effective date to be recognized. At December 31, 2013, the unrecognized tax benefits recorded were approximately $250,000.

A reconciliation of the beginning and ending amount of unrecognized tax benefits for 2012 and 2013, excluding interest and penalties, is as follows (in thousands):

	Years Ended December 31,
	2012	2013
Balance at the beginning of the year	$—	$18
Additions (reductions) for tax positions—prior years	—	23
Increase related to prior year positions—current year	18	209

Balance at the end of the year	$18	$250

Due to the valuation allowance position, none of the unrecognized tax benefits, if recognized, will impact the Company’s effective tax rate. The Company does not anticipate a significant change in the unrecognized tax benefits.

The Company currently files income tax returns in the United States federal and California and will start filing in the United Kingdom for the 2013 tax year. The Company currently has no tax periods under examination by any jurisdiction. Due to the existence of net operating loss carryforwards, all tax periods from inception of the Company are open for examination by taxing authorities for all jurisdictions.

9. Subsequent Events (unaudited)

For the purposes of the financial statements as of December 31, 2013 and the year then ended, the Company has evaluated subsequent events through February 26, 2014, the date the audited annual financial statements were issued. Except as described below, the Company has concluded that no subsequent event has occurred that requires disclosure.

In March 2014, pursuant to a Series B preferred stock purchase agreement, the Company issued an aggregate of 29,727,063 shares of its Series B preferred stock, at a purchase price of $1.53 per share, for aggregate consideration of $45.5 million.

             Shares

Common Stock

PRELIMINARY PROSPECTUS

                    , 2014

Citigroup

Cowen and Company

Leerink Partners

Through and including                     , 2014 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by Lumena Pharmaceuticals, Inc. (the “Registrant”) in connection with the sale of the common stock being registered. All amounts shown are estimates except for the Securities and Exchange Commission (“SEC”) registration fee, the Financial Industry Regulatory Authority, Inc. (“FINRA”) filing fee and the NASDAQ Global Market listing fee.

Amount to be paid
SEC registration fee		$9,660
FINRA filing fee		11,750
NASDAQ Global Market filing fee		125,000
Blue sky qualification fees and expenses		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

The Registrant is incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any persons who were, are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who were, are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) actually and reasonably incurred.

The Registrant’s amended and restated certificate of incorporation and amended and restated bylaws, each of which will become effective upon the closing of this offering, provide for the indemnification of its directors and officers to the fullest extent permitted under the Delaware General Corporation Law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•	transaction from which the director derives an improper personal benefit;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares; or

•	breach of a director’s duty of loyalty to the corporation or its stockholders.

The Registrant’s amended and restated certificate of incorporation includes such a provision. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by the Registrant upon delivery to it of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the Registrant.

Section 174 of the Delaware General Corporation Law provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

As permitted by the Delaware General Corporation Law, the Registrant has entered into indemnity agreements with each of its directors and executive officers, that require the Registrant to indemnify such persons against any and all costs and expenses (including attorneys’, witness or other professional fees) actually and reasonably incurred by such persons in connection with any action, suit or proceeding (including derivative actions), whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer or is or was acting or serving as an officer, director, employee or agent of the Registrant or any of its affiliated enterprises. Under these agreements, the Registrant is not required to provided indemnification for certain matters, including:

•	indemnification beyond that permitted by the Delaware General Corporation Law;

•	indemnification for any proceeding with respect to the unlawful payment of remuneration to the director or officer;

•	indemnification for certain proceedings involving a final judgment that the director or officer is required to disgorge profits from the purchase or sale of the Registrant’s stock

•

indemnification for proceedings involving a final judgment that the director’s or officer’s conduct was in bad faith, knowingly fraudulent or deliberately dishonest or constituted willful misconduct or a breach of his or her duty of loyalty, but only to the extent of such specific determination;

•

indemnification for proceedings or claims brought by an officer or director against us or any of the Registrant’s directors, officers, employees or agents, except for (i) claims to establish a right of indemnification or proceedings, (ii) claims approved by the Registrant’s board of directors, (iii) claims required by law, (iv) when there has been a change of control as defined in the indemnification agreement with each director or officer, or (v) by the Registrant in its sole discretion pursuant to the powers vested to the Registrant under Delaware law;

•	indemnification for settlements the director or officer enters into without the Registrant’s consent; or

•	indemnification in violation of any undertaking required by the Securities Act or in any registration statement filed by the Registrant.

The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

Except as otherwise disclosed under the heading “Legal Proceedings” in the “Business” section of the prospectus included in this registration statement, there is at present no pending litigation or proceeding involving any of the Registrant’s directors or executive officers as to which indemnification is required or permitted, and the Registrant is not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

The Registrant has an insurance policy in place that covers its officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) or otherwise.

The Registrant plans to enter into an underwriting agreement which provides that the underwriters are obligated, under some circumstances, to indemnify the Registrant’s directors, officers and controlling persons against specified liabilities, including liabilities under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

The following sets forth information regarding all unregistered securities sold by the Registrant since January 1, 2011:

(1)	From February 2011 to June 2011, and in January 2012, pursuant to a common stock purchase agreement, the Registrant issued and sold to investors an aggregate of 507,000 shares of its common stock, at a purchase price of $0.001 per share, for aggregate consideration of $507.

(2)	From February 2011 to January 2012, the Registrant issued and sold to investors convertible promissory notes in the aggregate principal amount of $2.6 million, which notes bore interest at the rate of 8.0% per annum. These notes converted into 3,341,205 shares of the Registrant’s Series A preferred stock in June 2012 at a 20% discount to the Series A preferred stock purchase price as described in paragraph (3) below.

(3)	In June 2012, September 2012, June 2013 and December 2013, pursuant to a Series A preferred stock purchase agreement, the Registrant issued an aggregate of 32,991,201 shares of its Series A preferred stock, at a purchase price of $1.00 per share, for aggregate consideration of $33.0 million. Of this amount, $3.4 million was paid for by cancellation of principal and accrued interest under the promissory notes, taking into account the 20% discount described in paragraph (2) above, and the balance was paid for in cash.

(4)	From August 2012 to September 2012, and in March 2013, the Registrant issued to certain of its licensors an aggregate of 690,000 shares of its common stock and 2,643,747 shares of its Series A-1 preferred stock in consideration for rights previously granted under certain license agreements between the Registrant and these strategic partners.

(5)	In November 2012, the Registrant issued to a consultant a warrant to purchase 10,000 shares of its common stock, with an exercise price of $0.11. The warrant will be automatically cancelled upon the closing of the Registrant’s initial public offering if not previously exercised.

(6)	In March 2014, pursuant to a Series B preferred stock purchase agreement, the Registrant issued an aggregate of 29,727,063 shares of its Series B preferred stock, at a purchase price of $1.53 per share, for aggregate consideration of $45.5 million.

(7)	From November 2, 2012 to August 23, 2013, the Registrant granted stock options under its 2012 Equity Incentive Plan to purchase up to an aggregate of 3,553,000 shares of its common stock to its employees, directors and consultants, at an exercise price of $0.11 per share. None of these options to purchase shares of common stock have been exercised through April 1, 2014.

(8)	From October 30, 2013 to November 1, 2013, the Registrant granted stock options under its 2012 Equity Incentive Plan to purchase up to an aggregate of 1,776,000 shares of its common stock to its employees, directors and consultants, at an exercise price of $0.16 per share. Options to purchase a total of 8,332 of these shares were exercised through April 1, 2014.

(9)	From February 26, 2014 to March 3, 2014, the Registrant granted stock options under its 2012 Equity Incentive Plan to purchase up to an aggregate of 535,000 shares of its common stock to its employees and a consultant, at an exercise price of $0.93 per share. None of these options to purchase shares of common stock have been exercised through April 1, 2014.

(10)	From March 21, 2014 to April 1, 2014, the Registrant granted stock options under its 2012 Equity Incentive Plan to purchase up to an aggregate of 2,381,192 shares of its common stock to its employees, at an exercise price of $1.13 per share. None of these options to purchase shares of common stock have been exercised through April 1, 2014.

The offers, sales and issuances of the securities described in paragraphs (1) through (6) above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act and Rule 506 promulgated under Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited investor within the meaning of Rule 501 of Regulation D under the Securities Act and had adequate access, through employment, business or other relationships, to information about us. No underwriters were involved in these transactions.

The offers, sales and issuances of the securities described in paragraphs (7) through (10) above were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of such securities were our employees, directors or bona fide consultants and received the securities under the Registrant’s 2012 equity incentive plan. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit Number	Description of Document

1.1†	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation, as currently in effect.

3.2	Form of Amended and Restated Certificate of Incorporation to become effective upon closing of this offering.

3.3	Amended and Restated Bylaws, as currently in effect.

3.4	Form of Amended and Restated Bylaws to become effective upon closing of this offering.

4.1†	Form of Common Stock Certificate of the Registrant.

4.2	Amended and Restated Investor Rights Agreement by and among the Registrant and certain of its stockholders, dated March 7, 2014.

5.1†	Opinion of Cooley LLP.

10.1+	Form of Indemnity Agreement by and between the Registrant and its directors and officers.

Exhibit Number	Description of Document

10.2+	Lumena Pharmaceuticals, Inc. 2012 Equity Incentive Plan and Forms of Option Agreement, Stock Option Grant Notice and Notice of Exercise thereunder.

10.3+†	Lumena Pharmaceuticals, Inc. 2014 Equity Incentive Plan and Forms of Option Agreement, Notice of Exercise and Stock Option Grant Notice thereunder.

10.4+†	Lumena Pharmaceuticals, Inc. Non-Employee Director Compensation Policy.

10.5+	Offer Letter by and between the Registrant and Michael Grey, dated December 17, 2012.

10.6+	Offer Letter by and between the Registrant and Alejandro Dorenbaum, M.D., dated December 20, 2012.

10.7+	Offer Letter by and between the Registrant and Ciara Kennedy, Ph.D., dated June 28, 2012.

10.8+	Consulting Agreement by and between the Registrant and Alana McNulty, dated July 2, 2012.

10.9+	Offer Letter by and between the Registrant and Susan E. Dubé, dated February 4, 2014.

10.10+	Offer Letter by and between the Registrant and Bradley T. Keller, Ph.D., dated June 27, 2012.

10.11	Office Lease by and among the Registrant, PRII High Bluffs LLC and Collins Corporate Center Partners, LLC, dated August 31, 2012.

10.12*	License Agreement by and between the Registrant and Pfizer Inc., dated June 1, 2012.

10.13*	License Agreement by and between the Registrant and Sanofi-Aventis Deutschland GmbH, dated September 27, 2012.

10.14*	License Agreement by and between the Registrant and Satiogen Pharmaceuticals, Inc., dated February 8, 2011.

10.15*	Cooperative Research and Development Agreement, by and between the Registrant and the U.S. Department of Health and Human Services, as represented by the National Institute of Diabetes and Digestive and Kidney Diseases, dated January 13, 2013.

21.1	List of subsidiaries.

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

23.2†	Consent of Cooley LLP. Reference is made to Exhibit 5.1.

24.1	Power of Attorney. Reference is made to the signature page hereto.

†	To be filed by amendment.

+	Indicates management contract or compensatory plan.

*	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the SEC.

(b) Financial Statement Schedules.

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(a)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on the 2nd day of April, 2014.

LUMENA PHARMACEUTICALS, INC.

/s/ Michael Grey
Michael Grey President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael Grey, and Alana McNulty, and each of them, as his or her true and lawful attorneys-in-fact and agents, each with the full power of substitution, for him or her and in his or her name, place or stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Michael Grey Michael Grey	President, Chief Executive Officer and Member of the Board of Directors (Principal Executive Officer)	April 2, 2014

/s/ Alana McNulty Alana McNulty	Chief Financial Officer (Principal Financial and Accounting Officer)	April 2, 2014

/s/ John P. McKearn, Ph.D. John P. McKearn, Ph.D.	Chairman of the Board of Directors	April 2, 2014

/s/ Robert Alexander, Ph.D. Robert Alexander, Ph.D.	Member of the Board of Directors	April 2, 2014

/s/ Howard E. Greene Howard E. Greene	Member of the Board of Directors	April 2, 2014

/s/ David R. Savello, Ph.D. David R. Savello, Ph.D.	Member of the Board of Directors	April 2, 2014

/s/ Edward T. Mathers Edward T. Mathers	Member of the Board of Directors	April 2, 2014

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1†	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation, as currently in effect.

3.2	Form of Amended and Restated Certificate of Incorporation to become effective upon closing of this offering.

3.3	Amended and Restated Bylaws, as currently in effect.

3.4	Form of Amended and Restated Bylaws to become effective upon closing of this offering.

4.1†	Form of Common Stock Certificate of the Registrant.

4.2	Amended and Restated Investor Rights Agreement by and among the Registrant and certain of its stockholders, dated March 7, 2014.

5.1†	Opinion of Cooley LLP.

10.1+	Form of Indemnity Agreement by and between the Registrant and its directors and officers.

10.2+	Lumena Pharmaceuticals, Inc. 2012 Equity Incentive Plan and Forms of Option Agreement, Stock Option Grant Notice and Notice of Exercise thereunder.

10.3+†	Lumena Pharmaceuticals, Inc. 2014 Equity Incentive Plan and Forms of Stock Option Agreement, Notice of Exercise and Stock Option Grant Notice thereunder.

10.4+†	Lumena Pharmaceuticals, Inc. Non-Employee Director Compensation Policy.

10.5+	Offer Letter by and between the Registrant and Michael Grey, dated December 17, 2012.

10.6+	Offer Letter by and between the Registrant and Alejandro Dorenbaum, M.D., dated December 20, 2012.

10.7+	Offer Letter by and between the Registrant and Ciara Kennedy, Ph.D., dated June 28, 2012.

10.8+	Consulting Agreement by and between the Registrant and Alana McNulty, dated July 2, 2012.

10.9+	Offer Letter by and between the Registrant and Susan E. Dubé, dated February 4, 2014.

10.10+	Offer Letter by and between the Registrant and Bradley T. Keller, Ph.D., dated June 27, 2012.

10.11	Office Lease by and among the Registrant, PRII High Bluffs LLC and Collins Corporate Center Partners, LLC, dated as of August 31, 2012.

10.12*	License Agreement by and between the Registrant and Pfizer Inc., dated June 1, 2012.

10.13*	License Agreement by and between the Registrant and Sanofi-Aventis Deutschland GmbH, dated September 27, 2012.

10.14*	License Agreement by and between the Registrant and Satiogen Pharmaceuticals, Inc., dated February 8, 2011.

10.15*

Cooperative Research and Development Agreement, by and between the Registrant and the U.S. Department of Health and Human Services, as represented by the National Institute of Diabetes and Digestive and Kidney Diseases, dated January 13, 2013.

21.1	List of subsidiaries.

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

23.2†	Consent of Cooley LLP. Reference is made to Exhibit 5.1.

24.1	Power of Attorney. Reference is made to the signature page hereto.

†	To be filed by amendment.

+	Indicates management contract or compensatory plan.

*	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the SEC.